Form 10-K405, Exhibit 13
TRW INC
filed 1995-03-24
CIK 100030

18                                                                                                                      Exhibit 13

Ten-Year Summary of Operations                                                                                            TRW Inc.

TRW Inc. and subsidiaries
----------------------------------------------------------------------------------------------------------------------------------
In millions except per share data            1994     1993     1992     1991     1990     1989     1988     1987     1986     1985
----------------------------------------------------------------------------------------------------------------------------------
EARNINGS DATA
Sales                                      $9,087   $7,948   $8,311   $7,913   $8,169   $7,340   $6,982   $6,821   $6,036   $5,917
Gross profit                                1,817    1,580    1,694    1,606    1,722    1,561    1,417    1,531    1,358    1,331
Interest expense                              105      138      163      190      187      138      130      126       96       77
Earnings(loss) from continuing
 operations before income
 taxes and cumulative effect
 of accounting changes                        535      359      348     (129)     343      399      420      415      370      235
Percent of sales                                6%       5%       4%     (2%)       4%       5%       6%       6%       6%       4%
----------------------------------------------------------------------------------------------------------------------------------
Income taxes                               $  202   $  139   $  154   $   11   $  135   $  136   $  159   $  172   $  152   $  101
Earnings(loss) from continuing
 operations before cumulative
 effect of accounting changes                 333      220      194     (140)     208      263      261      243      218      134
Percent of sales                                4%       3%       2%     (2%)       3%       4%       4%       4%       4%       2%
Net earnings(loss) (A)                     $  333   $  195   $ (156)  $ (140)    $208   $  263   $  261   $  243   $  218   $   (7)
----------------------------------------------------------------------------------------------------------------------------------
International sales                        $3,151   $2,463   $2,702   $2,501   $2,574   $2,060   $1,961   $1,792   $1,581   $1,497
Percent of sales                               35%      31%      33%      32%      32%      28%      28%      26%      26%      25%
----------------------------------------------------------------------------------------------------------------------------------
U.S. Government sales                      $2,545   $2,708   $2,851   $2,959   $3,231   $3,080   $3,096   $3,081   $2,697   $2,550
Percent of sales                               28%      34%      34%      37%      40%      42%      44%      45%      45%      43%
----------------------------------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK
Fully diluted earnings(loss)
 from continuing operations (A)            $ 5.01   $ 2.97   $(2.51)  $(2.30)  $ 3.36   $ 4.25   $ 4.23   $ 3.95   $ 3.55   $ 1.90
Cash dividends paid                          1.94     1.88     1.82     1.80     1.74     1.72     1.63     1.60    1.525     1.50
Cash dividends declared                      1.97     1.88     1.84     1.80     1.76     1.72     1.66     1.60     1.55     1.50
Book value per share                        27.91    23.77    22.31    27.12    31.11    28.60    25.70    23.41    19.93    16.98
----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Current assets                             $2,215   $1,994   $2,116   $2,262   $2,237   $2,295   $2,105   $1,986   $1,749   $1,684
Current liabilities                         1,986    1,826    2,012    1,982    1,947    1,794    1,396    1,496    1,352    1,429
Working capital                               229      168      104      280      290      501      709      490      397      255
Total assets                                5,636    5,336    5,458    5,635    5,555    5,259    4,442    4,378    3,909    3,735
Long-term debt                                694      870      941    1,213    1,042    1,063      863      870      786      698
Shareholders' investment                    1,822    1,534    1,416    1,685    1,907    1,749    1,566    1,417    1,198    1,015
----------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Capital expenditures                       $  506   $  482   $  530   $  537   $  587   $  452   $  417   $  452   $  431   $  412
Depreciation and amortization
 of property, plant and equipment             402      388      392      392      381      349      324      306      260      227
----------------------------------------------------------------------------------------------------------------------------------
Common stock outstanding
 at year-end                                 64.9     64.1     62.9     61.6     60.8     60.6     60.2     59.7     58.9     58.1
Shares used in computing
 per share amounts
  Fully diluted                              66.4     65.7     62.3     61.2     61.9     61.9     61.6     61.6     61.3     69.3
  Primary                                    65.8     64.7     62.3     61.2     61.0     60.8     60.5     60.3     59.6     69.3
----------------------------------------------------------------------------------------------------------------------------------
In thousands
Number of employees                          64.2     61.2     64.1     71.3     75.6     74.3     73.2     77.9     78.6     93.2
----------------------------------------------------------------------------------------------------------------------------------
Number of common
 shareholders                                31.3     30.1     32.8     34.1     34.9     37.1     38.2     36.1     37.7     34.7
----------------------------------------------------------------------------------------------------------------------------------

(A) 1993 and 1992 amounts include cumulative effect of accounting changes.

Management's Discussion and Analysis of the Results of Operations and Financial
Condition                                                              TRW Inc.

RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

                                 92              93              94
                                -------------------------------------
Sales in Billions               $8.31           $7.95           $9.09
Net Earnings in Millions        ($156)          $195            $333
Net Earnings per Share          ($2.51)         $2.97           $5.01


Consolidated sales in 1994 rose 14 percent to $9.09 billion from $7.95 billion reported in 1993. Compared to 1992 sales of $8.31 billion, 1994 sales increased 9 percent. Net earnings of $333 million in 1994 exceeded the reported earnings of $195 million in 1993 and net loss of $156 million in 1992. Fully diluted earnings(loss) per share were $5.01 in 1994, $2.97 in 1993 and ($2.51) in 1992.

Sales, net earnings and earnings per share recorded during 1994 were the highest in our 94-year history. This achievement reflects the realization of the strategic decisions we made regarding our core products and services. All three of our industry segments made positive contributions during 1994. Increased volume and profitability in our worldwide automotive business was a significant factor in achieving the record results. Sales in our Space and Defense segment increased for the first time since 1990 and our Information Systems and Services segment posted record operating profit for the year. Higher productivity from all our TRW employees contributed to the record year.

In 1993, the company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," and took a one-time noncash charge of $25 million, or $.38 per share, for the prior years' cumulative effect of the accounting change. Earnings before the cumulative effect of the accounting change were $220 million, or $3.35 per share.

In 1992, the company adopted Statements of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and No. 109, "Accounting for Income Taxes," and took a one-time noncash charge of $350 million, or $5.60 per share, for the prior years' cumulative effect of the accounting changes. Earnings before the cumulative effect of these accounting changes were $194 million or $3.09 per share.

Excluding the effects of restructuring, operating profit from our three industry segments in 1994 was $747 million, a 27 percent increase over 1993 operating profit of $587 million, and a 33 percent increase over 1992 operating profit of $562 million. A detailed discussion of the operating results of each industry segment is presented below.

Interest expense in 1994 was $105 million compared to $138 million in 1993 and $163 million in 1992. The lower interest expense in 1994 was due to the restructuring of our Brazilian debt, lower average debt levels as well as lower foreign interest rates. The decrease in interest expense from 1992 to 1993 was due to lower average debt balances as well as lower interest rates partially offset by higher Brazilian interest expense.

The effective tax rate in 1994 was 37.8 percent, compared to 38.7 percent in 1993 and 44.3 percent in 1992. The lower effective tax rate in 1994 was primarily attributable to tax benefits derived from the utilization of non-U.S. tax loss carryforwards, partially offset by the combination of higher foreign earnings subject to tax rates in excess of the U.S. rate, higher non-deductible expenses in the United States, and the absence of a restructuring benefit recognized in 1993.

AUTOMOTIVE
Sales in 1994 rose to a record $5.68 billion, up 25 percent from 1993 sales of $4.54 billion. Operating profit in 1994 increased 54 percent to $476 million from the $304 million reported in 1993, excluding restructuring. The increase in sales was due to higher volume in the North American and European occupant restraint, steering systems and automotive electronics businesses. The operating profit increase was due to the higher volume in the North American and European occupant restraint and steering systems businesses.

Sales of $4.54 billion in 1993 were 2 percent lower than 1992 sales of $4.62 billion. Excluding restructuring, operating profit in 1993 increased 15 percent to $304 million from the $264 million reported in 1992. An increase in sales resulting from higher volume in North America primarily in the occupant restraint and steering systems businesses was more than offset by lower volume in Europe, the absence of sales from divested businesses and the effect of unfavorable exchange rates. The increase in operating profit was

Management's Discussion and Analysis of the Results of Operations and Financial
Condition                                                              TRW Inc.

RESULTS OF OPERATIONS (CONTINUED)
-------------------------------------------------------------------------------

                                 92              93              94
                                -------------------------------------
Sales in Billions               $4.62           $4.54           $5.68
Operating Profit in Millions    $264            $304            $476

due to the higher North American volume and the absence of certain warranty reserves taken in 1992. Partially offsetting the operating profit improvement was the effect of the lower volume in Europe and the absence of operating profit from businesses divested in 1992.

TRW provides automotive systems and components with substantial value-added content to the worldwide automotive industry. The company will continue to invest in areas of significant future growth, such as air bag systems, power rack and pinion steering and advanced electronic and electrical components. In addition, TRW is poised to take advantage of the increasing opportunities in the emerging markets of the world through internal growth and strategic alliances in these regions.

The company anticipates that the North American automotive industry will remain strong throughout 1995, with the current trend of vehicle builds continuing into 1996. Any significant increase in 1995 short-term interest rates could affect U.S. vehicle builds and therefore affect TRW's revenue forecast. The European recovery which began during mid-1994 is expected to gain strength throughout 1995. Although economic uncertainty is expected to continue in both Brazil and Mexico, the diversity of our customers, markets and products in conjunction with increased application rates and automotive platform awards in key product lines will allow for continued growth throughout the world. We are dedicated to technological leadership, continuous improvement, reducing costs and break-even points, and focusing on a consistent achievement of high quality in all of our products and services in order to increase our competitive position on a worldwide basis.

SPACE & DEFENSE
Sales in 1994 of $2.81 billion increased from the 1993 sales of $2.79 billion. Operating profit of $175 million was 14 percent lower than the operating profit of $205 million reported in 1993, excluding restructuring. The sales increase was due to higher volume in space and electronics and tactical reconnaissance systems as well as in systems engineering resulting from both existing and new contract awards. Partially offsetting the sales increase was the effect of several contract completions and terminations. The operating profit resulting from the higher volume and the absence of 1993 reserves for certain programs was more than offset by investments for new business opportunities and the establishment of a contract reserve in 1994.

Sales in 1993 declined 5 percent to $2.79 billion from 1992's sales of $2.93 billion. Excluding restructuring, operating profit of $205 million in 1993 was 11 percent lower than the operating profit of $230 million reported in 1992. Reflecting the continuing decline in the level of U.S. Government spending and the competitiveness of the business, operating profit margin, excluding restructuring, was 7.3 percent in 1993 compared to 7.9 percent in 1992. Sales declined due to lower volume in space and electronics systems and in systems engineering and the effects of several contract completions. Partially offsetting the sales decline were sales from new contract awards. The decline in operating profit was attributed to the sales decline and the establishment of reserves for certain programs.

Continuing pressure on the Department of Defense, NASA, and other U.S. Government agency budgets could affect the level of future revenues and operating profits. However, the company believes it is well positioned in key space and defense businesses of continuing high national priority. In addition to aggressive efforts to maintain or increase the company's position in these businesses, the company continues to successfully pursue opportunities with other U.S. Government agencies, state and municipal governments and commercial and international markets.

                                 92              93              94
                                -------------------------------------
Sales in Billions               $2.93           $2.79           $2.81
Operating Profit in Millions    $230            $205            $175

Management's Discussion and Analysis of the Results of Operations and Financial
Condition                                                              TRW Inc.


RESULTS OF OPERATIONS (CONTINUED)
-------------------------------------------------------------------------------

Backlog estimates at the end of 1994 totaled $4.12 billion compared to the $4.52 billion reported at the end of 1993. The maintenance of this high backlog level reflects continuing restricted program contract awards and our successful penetration into non-defense related areas.

INFORMATION SYSTEMS & SERVICES
The record operating profit of $96 million in 1994 represented a 24 percent increase over 1993 operating profit of $78 million, excluding restructuring. Revenues of $596 million declined 4 percent from the $618 million reported in 1993. The revenue decline resulted from the absence of sales from a previously divested business.

                                 92              93              94
                                ------------------------------------
Sales in Millions               $754            $618            $596
Operating Profit in Millions    $67             $78             $96

Higher volume in the Information Services business combined with continued cost controls contributed to the increase in operating profit. Operating profit in 1994 also includes a gain on the sale of a product line partially offset by the establishment of certain contract reserves in the Information Systems business.

Revenues of $618 million in 1993 declined 18 percent from the $754 million reported in 1992. The decline was due to the absence of revenue from divested nonstrategic businesses partially offset by higher volume in the Information Services business. Excluding restructuring, operating profit of $78 million in 1993 increased 16 percent from the 1992 amount of $67 million. The operating profit increase resulted from continued cost-control actions and the effect of higher volume in the Information Services business.

We expect to improve operating profit margins and maintain revenue growth in this segment during 1995. However, the level of revenue and operating profit will remain sensitive to several key U.S. economic variables including interest rates, consumer spending on durable goods and housing activities.

INTERNATIONAL OPERATIONS
International sales were $3.15 billion, or 35 percent of TRW sales in 1994; $2.46 billion, or 31 percent of sales in 1993; and $2.70 billion, or 33 percent of sales in 1992. U.S. export sales included in those amounts were $638 million in 1994, $438 million in 1993 and $352 million in 1992. Most of TRW's non-U.S. operations are included in the Automotive segment and are located in Europe, Canada, Brazil and the Pacific basin. TRW's non-U.S. operations are subject to the usual risks that may affect such operations; however, most of the assets of its non-U.S. operations are in countries where the company believes such risks to be minimal.

LIQUIDITY AND FINANCIAL POSITION
Cash flow from operations in 1994 of $972 million was used primarily for capital expenditures, the repayment of debt and dividend payments to shareholders. Debt at December 31, 1994 was $973 million compared to debt of $1.21 billion at the end of 1993. The ratio of total debt (short-term debt, current portion of long-term debt and long-term debt) to total capital
(total debt, minority interests, total deferred income taxes and shareholders' investment) was 34 percent at December 31, 1994 compared to 43 percent at December 31, 1993. The percentage of fixed-rate debt to total debt was 78 percent at the end of 1994.

At year-end, the company had two committed U.S. revolving credit agreements with a group of 18 banks. The first agreement allows the company to borrow up to $400 million and extends to July 1998. The second agreement allows the company to borrow up to $150 million and extends through February 1995 with an option to extend the term to a final maturity no later than July 1998.
In addition to providing liquidity, these agreements support the company's commercial paper borrowings. At December 31, 1994, there were no outstanding borrowings under these agreements.

TRW's non-U.S. operations are generally financed by borrowings from banks or through intercompany loans in the local currency of the borrower. There are no significant restrictions on the remittance of funds by the company's non-U.S. subsidiaries to the United States. During 1994, the company entered into a committed multi-currency revolving credit agreement consisting of two tranches with 13 banks. The first tranche allows the company to borrow up to $100 million and extends through February 1995. The second tranche allows the company to borrow up to $100 million and extends through July 1997. The interest rate under the agreement is based on various interest rate indices. At December 31, 1994, there were no outstanding borrowings under the multi-currency credit agreement.

Management's Discussion and Analysis of the Results of Operations and Financial
Condition                                                               TRW Inc.


RESULTS OF OPERATIONS (CONTINUED)

The company is subject to inherent risks attributed to operating in a global economy. It is the company's policy to utilize derivative financial instruments to manage its interest rate and foreign currency exchange risks. The company uses derivatives to hedge its exposure to short-term interest rate changes as a lower cost substitute for the issuance of fixed-rate debt after taking into consideration account-related counterparty risk. The company manages cash flow transactional foreign exchange risk pursuant to a written company policy. Forward contracts and to a lesser extent options are utilized to protect the company's cash flow from adverse movements in exchange rates. The company is exposed to credit loss in the event of nonperformance by the counterparties to the derivative financial instruments. The company diversifies the counterparties used as a means to limit this exposure and anticipates that the counterparties will fully satisfy their obligations under the contracts. Derivative financial instruments are viewed by the company as a risk management tool and are not used for speculative or trading purposes.

Capital expenditures were $506 million in 1994, $482 million in 1993 and $530 million in 1992. The company will maintain a capital program with estimated expenditures for 1995 totaling about $590 million. Approximately 72 percent of these expenditures will be invested in the Automotive segment, 23 percent in the Space & Defense segment and 5 percent in the Information Systems & Services segment. The company will continue to invest in its automotive growth businesses, including air bag systems, power rack and pinion steering and automotive electronic technologies. The balance of the capital expenditures will be used to acquire equipment to support and develop advanced and next generation technologies, data processing hardware and telecommunications equipment for product development enhancement, and support for new products.

We believe that the company's current financing arrangements allow flexibility in worldwide financing activities and permit us to respond to changing conditions in credit markets. The existing arrangements are not indicative of the company's potential borrowing capacity. We believe that funds generated from operations and existing borrowing capacity are adequate to support and finance planned growth, capital expenditures, company-sponsored research and development programs and dividend payments to shareholders.

OTHER MATTERS
Federal, state and local requirements relating to the discharge of materials into the environment, or otherwise relating to the protection of the environment, have had and will continue to have an effect on TRW and its operations. The company is conducting a number of environmental investigations and remedial actions at current and former company locations and, along with other companies, has been named a potentially responsible party for certain waste management sites. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the company. A reserve estimate for each matter is established using standard engineering cost estimating techniques. In the determination of such costs, consideration is given to the professional judgment of company environmental engineers in consultation with outside environmental specialists when necessary. At multi-party sites, the reserve estimate also reflects the expected allocation of total project costs among the various potentially responsible parties. At December 31, 1994, the company had reserves for environmental matters of $98 million, including $17 million of additional accruals recorded during the year. The company aggressively pursues reimbursement for environmental costs from its insurance carriers. However, insurance recoveries are not recorded as a reduction of environmental costs until they are fixed and determinable. The company believes that any liability that may result from the resolution of environmental matters for which sufficient information is available to support these cost estimates will not have a material adverse effect on the company's future results of operations and cash flows. However, the company cannot predict the effect on the company's future results of operations and cash flows of expenditures for aspects of certain matters for which there is insufficient information. In addition, the company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters or the possible effect of compliance with environmental requirements imposed in the future.

As of December 31, 1994, the company increased the discount rate used to measure the obligations for its pension and other postretirement benefit plans from 7-1/2 percent to 8-1/2 percent, in recognition of higher prevailing long-term interest rates. The effect of the discount rate change on 1995 pension and other postretirement benefit costs is not expected to be material. The determination of pension and other postretirement benefit costs beyond 1995 will depend on various factors, including long-term interest rates, investment returns, health care cost trend rates, other actuarial assumptions, benefit levels, and demographic changes.

Financial Statements                                                          TRW Inc.

STATEMENTS OF EARNINGS
--------------------------------------------------------------------------------------

TRW Inc. and subsidiaries
--------------------------------------------------------------------------------------
In millions except per share data
--------------------------------------------------------------------------------------
Years ended December 31                           1994            1993            1992
--------------------------------------------------------------------------------------
Sales                                           $9,087          $7,948          $8,311
Cost of sales                                    7,270           6,368           6,617
--------------------------------------------------------------------------------------
Gross profit                                     1,817           1,580           1,694


Administrative and selling expenses                756             707             826
Research and development expenses                  412             378             393
Restructuring expense(income)                        -               7             (29)
Interest expense                                   105             138             163
Other expense(income)-net                            9              (9)             (7)
--------------------------------------------------------------------------------------
Earnings before income taxes and
 cumulative effect of accounting changes           535             359             348
Income taxes                                       202             139             154
--------------------------------------------------------------------------------------
Earnings before cumulative effect
 of accounting changes                             333             220             194
Cumulative effect at beginning of the year
 of accounting changes, net of income taxes          -             (25)           (350)
--------------------------------------------------------------------------------------
Net earnings(loss)                              $  333          $  195          $ (156)
======================================================================================



PER SHARE OF COMMON STOCK
Fully diluted
 Before cumulative effect of accounting
  changes                                       $ 5.01          $ 3.35          $ 3.09
 Cumulative effect of accounting changes             -            (.38)          (5.60)
--------------------------------------------------------------------------------------
 Net earnings(loss) per share                   $ 5.01          $ 2.97          $(2.51)
--------------------------------------------------------------------------------------

Primary
 Before cumulative effect of accounting
  changes                                       $ 5.05          $ 3.39          $ 3.09
 Cumulative effect of accounting changes             -            (.38)          (5.60)
--------------------------------------------------------------------------------------
 Net earnings(loss) per share                   $ 5.05          $ 3.01          $(2.51)
======================================================================================

See notes to financial statements.


Financial Statements                                                          TRW Inc.

BALANCE SHEETS
--------------------------------------------------------------------------------------

TRW Inc. and subsidiaries
--------------------------------------------------------------------------------------
In millions
--------------------------------------------------------------------------------------
December 31                                                1994                   1993
--------------------------------------------------------------------------------------
ASSETS
Current assets
 Cash and cash equivalents                               $  109                 $   79
 Accounts receivable                                      1,338                  1,219
 Inventories
  Finished products and work in process                     246                    237
  Raw materials and supplies                                224                    173
--------------------------------------------------------------------------------------
 Total inventories                                          470                    410
 Prepaid expenses                                            59                     69
 Deferred income taxes                                      239                    217
--------------------------------------------------------------------------------------
Total current assets                                      2,215                  1,994

Property, plant and equipment-on the basis of cost
 Land                                                       104                    104
 Buildings                                                1,527                  1,461
 Machinery and equipment                                  3,925                  3,555
--------------------------------------------------------------------------------------
                                                          5,556                  5,120
 Less accumulated depreciation and amortization           3,067                  2,793
--------------------------------------------------------------------------------------
Total property, plant and equipment-net                   2,489                  2,327

Intangible assets
 Intangibles arising from acquisitions                      477                    499
 Capitalized data files                                     441                    421
 Other                                                       69                     36
--------------------------------------------------------------------------------------
                                                            987                    956
 Less accumulated amortization                              331                    279
--------------------------------------------------------------------------------------
Total intangible assets-net                                 656                    677

Other assets                                                276                    338
--------------------------------------------------------------------------------------
                                                         $5,636                 $5,336
======================================================================================


Financial Statements                                                          TRW Inc.

BALANCE SHEETS (CONTINUED)
--------------------------------------------------------------------------------------

TRW Inc. and subsidiaries
--------------------------------------------------------------------------------------
In millions
--------------------------------------------------------------------------------------
December 31                                                       1994            1993
--------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities
 Short-term debt                                                $  122          $  295
 Accrued compensation                                              346             281
 Trade accounts payable                                            737             563
 Other accruals                                                    541             599
 Dividends payable                                                  33              30
 Income taxes                                                       50              10
 Current portion of long-term debt                                 157              48
--------------------------------------------------------------------------------------
Total current liabilities                                        1,986           1,826

Long-term liabilities                                              796             803

Long-term debt                                                     694             870

Deferred income taxes                                              269             235

Minority interests in subsidiaries                                  69              68


Shareholders' investment
 Serial Preference Stock II
  (involuntary liquidation $10 million and $11 million)              1               1
 Common stock (shares outstanding 64.9 million and
  64.1 million)                                                     40              40
 Other capital                                                     354             293
 Retained earnings                                               1,383           1,178
 Cumulative translation adjustments                                 66              36
 Treasury shares -- cost in excess of par value                    (22)            (14)
--------------------------------------------------------------------------------------
Total shareholders' investment                                   1,822           1,534
--------------------------------------------------------------------------------------
                                                                $5,636          $5,336
======================================================================================

See notes to financial statements.


Financial Statements                                                          TRW Inc.

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------

TRW Inc. and subsidiaries
--------------------------------------------------------------------------------------
In millions
--------------------------------------------------------------------------------------
Years ended December 31                          1994            1993             1992
--------------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Net earnings(loss)                             $ 333           $ 195            $(156)
 Adjustments to reconcile net
  earnings(loss) to net cash
  provided by operating activities:
   Cumulative effect of accounting
    changes, net of taxes                           -              25              350
   Depreciation and amortization                  476             458              481
   Restructuring                                  (23)            (61)             (96)
   Deferred income taxes                            8              49                5
   Other-net                                       26              18               25
 Changes in assets and liabilities,
  net of effects of businesses
  acquired or sold:
   Accounts receivable                           (112)            (46)            (104)
   Inventories and prepaid expenses               (33)             (5)             (46)
   Accounts payable and other accruals            262            (107)             227
   Other-net                                       35             (30)             (42)
--------------------------------------------------------------------------------------
Net cash provided by operating activities         972             496              644


INVESTING ACTIVITIES
 Capital expenditures                            (506)           (482)            (530)
 Proceeds from divestitures                        22              97              371
 Investments in other assets                      (81)            (51)             (62)
 Proceeds from sales of property,
  plant and equipment                              16              24               11
 Other-net                                          7             (11)              11
--------------------------------------------------------------------------------------
Net cash used in investing activities            (542)           (423)            (199)


FINANCING ACTIVITIES
 Increase(decrease) in short-term debt           (270)            104             (229)
 Proceeds from debt in excess of 90 days          176             255              198
 Principal payments on debt in excess
  of 90 days                                     (154)           (344)            (351)
 Dividends paid                                  (126)           (120)            (114)
 Other-net                                          9              27               18
--------------------------------------------------------------------------------------
Net cash used in financing activities            (365)            (78)            (478)
Effect of exchange rate changes on cash           (35)             18               24
--------------------------------------------------------------------------------------
Increase(decrease) in cash and cash equivalents    30              13               (9)
Cash and cash equivalents at beginning of year     79              66               75
--------------------------------------------------------------------------------------
Cash and cash equivalents at end of year        $ 109           $  79            $  66
======================================================================================

See notes to financial statements.


Financial Statements                                                                                                        TRW Inc.

STATEMENTS OF CHANGES IN SHAREHOLDERS' INVESTMENT
------------------------------------------------------------------------------------------------------------------------------------

TRW Inc. and subsidiaries
------------------------------------------------------------------------------------------------------------------------------------
In millions
------------------------------------------------------------------------------------------------------------------------------------
Years ended December 31                                1994                            1993                           1992
------------------------------------------------------------------------------------------------------------------------------------
                                              Shares           Dollars        Shares           Dollars        Shares       Dollars
------------------------------------------------------------------------------------------------------------------------------------


SERIAL PREFERENCE STOCK II
Series 1
Balance at January 1 and December 31              .1            $    -            .1            $    -            .1         $   -
------------------------------------------------------------------------------------------------------------------------------------
Series 3
Balance at January 1                              .1                 1            .1                 1            .1             1
Converted into common stock                        -                 -             -                 -             -             -
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                            .1                 1            .1                 1            .1             1
------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK
Balance at January 1                            64.1                40          62.9                39          61.6            38
Sale of stock and other                           .8                 -           1.2                 1           1.3             1
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                          64.9                40          64.1                40          62.9            39
------------------------------------------------------------------------------------------------------------------------------------

OTHER CAPITAL
Balance at January 1                                               293                             222                         184
Sale of stock and other                                             61                              71                          38
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                             354                             293                         222
------------------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS
Balance at January 1                                             1,178                           1,105                       1,377
Net earnings(loss)                                                 333                             195                        (156)
Other                                                                -                              (1)                          -
Dividends declared
 Preference stock                                                   (1)                             (1)                         (1)
 Common stock ($1.97, $1.88 and $1.84 per share)                  (127)                           (120)                       (115)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                           1,383                           1,178                       1,105
------------------------------------------------------------------------------------------------------------------------------------

CUMULATIVE TRANSLATION ADJUSTMENTS
Balance at January 1                                                36                              53                          98
Translation adjustments                                             30                             (17)                        (45)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                              66                              36                          53
------------------------------------------------------------------------------------------------------------------------------------

TREASURY SHARES-COST IN EXCESS OF PAR VALUE
Balance at January 1                                               (14)                             (4)                        (13)
ESOP funding                                                         -                               -                          12
Purchase of shares                                                  (8)                            (10)                         (6)
Sold under stock options                                             -                               -                           3
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                             (22)                            (14)                         (4)
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' investment                                  $1,822                          $1,534                      $1,416
====================================================================================================================================

See notes to financial statements.


Notes to Financial Statements                                          TRW Inc.

         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ----------------------------------------------------------------------

Principles of consolidation -- The financial statements include the accounts of the company and its subsidiaries except for an insurance subsidiary. The wholly-owned insurance subsidiary and the majority of investments in affiliated companies, which are not significant individually or in the aggregate, are accounted for by the equity method.

Long-term contracts -- The percentage-of-completion (cost-to-cost) method is used to estimate sales under fixed-price and fixed-price incentive contracts. Sales under cost-reimbursement contracts are recorded as costs are incurred. Fees based on cost, award fees and incentive fees are included in sales at the time such amounts are reasonably estimable. Losses on contracts are recognized when determinable. For contracts entered into after December 31, 1990, changes in fee estimates are recognized based on costs incurred to date whereas for contracts entered into prior to such date, changes in fee estimates are recognized prospectively based on costs to be incurred.

Accounts receivable -- Accounts receivable at December 31, 1994 and 1993 included $492 million and $595 million, respectively, related to long-term contracts, of which $269 million and $370 million, respectively, were unbilled. Unbilled costs, fees and claims represent revenues earned and billable in the following month as well as revenues earned but not billable under terms of the contracts. A substantial portion of such amounts are expected to be billed during the following year. Retainage receivables and receivables subject to negotiation are not significant.

Inventories -- Inventories are stated at the lower of cost or market. At December 31, 1994 and 1993, inventories valued using the last-in, first-out
(LIFO) method were $25 million and $26 million, respectively. Inventories not valued by the LIFO method are principally on the first-in, first-out (FIFO) method. Had the cost of all inventories been determined by the FIFO method, which approximates current cost, inventories would have been greater by $30 million at December 31, 1994 and 1993. Inventories applicable to long-term contracts are not significant.

Depreciation -- Depreciation is computed using the straight-line method for the majority of the company's depreciable assets. The remaining assets are depreciated using accelerated methods.

Intangible assets -- Intangible assets are stated on the basis of cost. Intangibles arising from acquisitions prior to 1971 ($75 million) are not being amortized because there is no indication of diminished value. Intangibles arising from acquisitions after 1970 are being amortized by the straight-line method principally over 40 years. Capitalized data files are amortized by the straight-line method over periods not exceeding 15 years. The carrying value of intangible assets is assessed for impairment on a quarterly basis.

Forward exchange contracts -- The company enters into forward exchange contracts the majority of which hedge firm foreign currency commitments and certain intercompany transactions. At December 31, 1994, the company had contracts outstanding amounting to approximately $162 million denominated in the German mark, the Swiss franc, the British pound, the Canadian dollar, the U.S. dollar and the European currency unit, maturing at various dates through December 1995. Changes in market value of the contracts are included in the basis of the transactions. The company is exposed to credit loss in the event of nonperformance by the counterparties to the foreign exchange contracts. No collateral is held in relation to the contracts and the company anticipates that the counterparties will satisfy their obligations under the contracts.

Concentrations of credit risk -- At December 31, 1994 and 1993, accounts receivable in the Automotive segment were $774 million and $556 million, respectively, and accounts receivable in the Space & Defense segment, principally from agencies of the U.S. Government, were $491 million and $583 million, respectively. The company generally does not require collateral from its customers. The company has established receivable reserves of $23 million and $20 million at December 31, 1994 and 1993, respectively.

Fair values of financial instruments -- The carrying amount reported in the balance sheets for cash and cash equivalents approximates their fair value.

Short and long-term debt -- The carrying amounts of the company's short-term and floating rate long-term borrowings approximate their fair values. The fair values of the company's fixed rate long-term debt was $7 million less than their carrying value at December 31, 1994 and exceeded their carrying value by $84 million at December 31, 1993, and are estimated using discounted cash flow analyses, based on the company's current borrowing rates for similar types of borrowing arrangements.

Interest rate swap agreements -- The fair value of the company's interest rate swap agreements was a net liability of $5 million and $18 million at December 31, 1994 and 1993, respectively, and are based on quoted market prices of offsetting contracts. The fair value of the swap agreements is not recognized in the financial statements.

Foreign currency exchange contracts -- The fair values of the company's foreign currency exchange contracts are estimated based on quoted market prices of offsetting contracts and were not material at December 31, 1994 and 1993.

Notes to Financial Statements                                        TRW, Inc.

         ---------------------------------------------------------------------

Accounting change -- Effective January 1, 1993, the company adopted
Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which requires accruals of the cost of benefits provided to former or inactive employees after employment but before retirement. The company's previous practice was to record the cost of certain of these benefits as incurred. The company recognized the cumulative effect of this accounting change as of January 1, 1993, resulting in a one-time charge of $25 million (after a reduction for income taxes of $16 million). The effect of this accounting change on both 1994 and 1993 operating results, after recording the cumulative effect for years prior to 1993, was immaterial.

Income taxes -- Deferred income taxes arise from temporary differences between income tax and financial reporting and principally relate to income recognition on long-term contracts, depreciation, postretirement benefits other than pensions and certain accruals. It is the company's intention to reinvest undistributed earnings of certain of its non-U.S. subsidiaries and thereby indefinitely postpone their remittance. Accordingly, deferred income taxes have not been provided for accumulated undistributed earnings of $237 million at December 31, 1994.

Environmental costs -- TRW participates in environmental assessments and remedial efforts at operating facilities, previously owned or operated facilities, and Superfund or other waste sites. Costs related to these locations are accrued when it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated. Estimated costs are recorded at undiscounted amounts based on experience and assessments, and are regularly evaluated as efforts proceed. Insurance recoveries are recorded as a reduction of environmental costs when fixed and determinable.

Earnings(loss) per share -- Fully diluted earnings(loss) per share have been computed based on the weighted average number of shares of common stock outstanding during each year, and in 1994 and 1993 including common stock equivalents (stock options) and assuming the conversion of the Serial Preference Stock II - Series 1 and 3.

Primary earnings(loss) per share have been computed based on the weighted average number of shares of common stock outstanding during each year, including common stock equivalents in 1994 and 1993.

Fully diluted and primary earnings(loss) per share for 1992 are the same because the effect of including common stock equivalents and assuming the conversion of the Serial Preferred Stock is anti-dilutive.

         RESEARCH AND DEVELOPMENT
         ----------------------------------------------------------------------
-------------------------------------------------------------------------------
In millions                         1994               1993               1992
-------------------------------------------------------------------------------
Customer-funded                   $  963             $1,223             $1,261
Company-funded
 Research and development            412                378                393
 Product development                 140                136                133
-------------------------------------------------------------------------------
                                     552                514                526
-------------------------------------------------------------------------------
                                  $1,515              1,737             $1,787
-------------------------------------------------------------------------------

Company-funded research and development programs include research and development for commercial products and independent research and development and bid and proposal work related to government products and services. A portion of the cost incurred for independent research and development and bid and proposal work is recoverable through overhead charged to government contracts. Product development costs include engineering and field support for new customer requirements.

         RESTRUCTURING
        -----------------------------------------------------------------------

For balance sheet purposes, other accruals in 1994 and 1993 include $33 million and $115 million, respectively, relating to restructuring reserves. The $82 million decrease in the reserve during 1994 resulted from the divestiture of a nonstrategic business in the Information Systems & Services segment and the downsizing and streamlining of certain businesses in the Automotive segment.

The restructuring reserve balance at December 31, 1993 declined by $46 million from December 31, 1992. The decline in the reserve resulted principally from the divestiture of a nonstrategic business in the Information

Notes to Financial Statements                                        TRW, Inc.

         RESTRUCTURING (CONTINUED)
         ---------------------------------------------------------------------

Systems & Services segment and the downsizing and streamlining of certain businesses in the Automotive and Space & Defense segments.

Restructuring expense(income) in 1993 consists of restructuring charges of $23 million, principally in the Automotive segment, resulting from additional management decisions reduced by gains of $16 million from the sales of certain businesses in the Automotive segment.

Restructuring expense(income) in 1992 includes gains from the sales of certain of the company's automotive businesses totaling $116 million ($67 million after tax, $1.08 per share), and net restructuring charges of $87 million ($63 million after tax, $1.01 per share) resulting from additional management decisions in 1992 related to the company's restructuring program. In addition, a charge of $5 million ($4 million after tax, 7 cents per share) for other matters is included in different captions in the statements of earnings.

         OTHER EXPENSE(INCOME)-NET
         ----------------------------------------------------------------------
-------------------------------------------------------------------------------
In millions                                  1994           1993           1992
-------------------------------------------------------------------------------
Other income                               $ (66)         $ (69)         $ (71)
Other expense                                 60             42             53
Gain on sale of assets                       (28)            (4)             -
Gain on sale of investments in affiliates      -              -             (7)
Foreign currency translation                  43             22             18
-------------------------------------------------------------------------------
                                           $   9          $  (9)         $  (7)
-------------------------------------------------------------------------------

Gain on sale of assets in 1994 includes a gain on the sale of a product line in the Information Systems and Services segment.

        Income Taxes
        -----------------------------------------------------------------------

Effective January 1, 1992, the company changed its method of accounting for income taxes from the deferred method to the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of adopting this Statement as of January 1, 1992 was immaterial to net earnings.

EARNINGS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGES
-------------------------------------------------------------------------------
In millions                                 1994           1993           1992
-------------------------------------------------------------------------------
U.S.                                       $ 387          $ 362          $ 213
Non-U.S.                                     148             (3)           135
-------------------------------------------------------------------------------
                                           $ 535          $ 359          $ 348
-------------------------------------------------------------------------------

PROVISION FOR INCOME TAXES
-------------------------------------------------------------------------------
In millions                                  1994           1993          1992
-------------------------------------------------------------------------------
Current
 U.S. federal                               $ 106          $  34         $  60
 Non-U.S.                                      40             24            59
 U.S. state and local                          24             (1)           21
-------------------------------------------------------------------------------
                                              170             57           140
Deferred
 U.S. federal                                  28             78            13
 Non-U.S.                                       5            (10)            3
 U.S. state and local                          (1)            14            (2)
-------------------------------------------------------------------------------
                                               32             82            14
-------------------------------------------------------------------------------
                                            $ 202          $ 139         $ 154
-------------------------------------------------------------------------------

                                                                              31
Notes to Financial Statements                                           TRW Inc.

      INCOME TAXES (CONTINUED)
      --------------------------------------------------------------------------

PROVISION FOR DEFERRED INCOME TAXES
------------------------------------------------------------------------------------------
In millions                                                         1994     1993    1992
------------------------------------------------------------------------------------------
Income recognition on long-term contracts                           $ 11     $ 32    $ 40
Difference between tax and book depreciation
 and amortization                                                     15      (35)     (1)
Reserves and accruals                                                  9       42      17
Alternative minimum tax                                               23        9     (10)
State and local taxes                                                 (1)      14      (2)
Interest expense                                                     (14)      12      (4)
Vacation accrual not currently deductible                             (1)      (2)      -
Insurance accruals                                                    10      (11)     (7)
Pensions and postretirement benefits other than pensions              (7)       1     (12)
Other                                                                (13)      20      (7)
------------------------------------------------------------------------------------------
                                                                    $ 32     $ 82    $ 14
------------------------------------------------------------------------------------------

EFFECTIVE INCOME TAX RATE
------------------------------------------------------------------------------------------
                                                                    1994     1993    1992
------------------------------------------------------------------------------------------
U.S. statutory income tax rate                                      35.0%    35.0%   34.0%
Restructuring (benefits)losses                                         -     (2.8)    3.6
Non-deductible expenses                                              1.6       .4      .5
U.S. state and local income taxes net of U.S. federal tax benefit    2.7      2.4     3.6
Non-U.S. tax rate variances net of foreign tax credits               (.4)     4.1     4.2
Translation adjustments net of monetary correction                     -       .2      .6
Other                                                               (1.1)     (.6)   (2.2)
------------------------------------------------------------------------------------------
Effective income tax rate                                           37.8%    38.7%   44.3%
------------------------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1994 and 1993, the company had unused tax benefits of $40 million and $50 million, respectively, related to non-U.S. net operating loss carryforwards for income tax purposes, of which $23 million and $29 million can be carried forward indefinitely and the balance expires at various dates through 1999.

A valuation allowance at December 31, 1994 and 1993 of $26 million and $42 million, respectively, has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefit of the loss carryforwards. Certain prior year deferred tax assets have been reclassified to conform to the 1994 presentation. The following is a summary of the significant components of the company's deferred tax assets and liabilities as of December 31, 1994 and 1993.

                                                                       Deferred tax               Deferred tax
                                                                          assets                   liabilities
--------------------------------------------------------------------------------------------------------------------
In millions                                                          1994           1993          1994         1993
--------------------------------------------------------------------------------------------------------------------
Pensions and postretirement benefits other than pensions            $ 259          $ 259         $  43        $  32
Completed contract method of accounting for long-term contracts        43             27           407          379
State and local taxes                                                  29             34             9           15
Reserves and accruals                                                 107            107             -            -
Depreciation and amortization                                          19             20           130          129
Insurance accruals                                                     28             38             -            -
Alternative minimum tax                                                 -             23             -            -
Non-U.S. net operating loss carryforwards                              40             50             -            -
Other                                                                 109             70            49           49
--------------------------------------------------------------------------------------------------------------------
                                                                      634            628           638          604
Valuation allowance for deferred tax assets                           (26)           (42)            -            -
--------------------------------------------------------------------------------------------------------------------
Total                                                               $ 608          $ 586         $ 638        $ 604
--------------------------------------------------------------------------------------------------------------------

Notes to Financial Statements                                           TRW Inc.


      PENSION PLANS
      -------------------------------------------------------------------------

The company has defined benefit pension plans (generally noncontributory except for those in the United Kingdom) for substantially all employees. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service.

Under the company's funding policy, annual contributions are made to fund the plans during the participants' working lifetimes, except for unfunded plans in Germany and certain non-qualified plans in the U.S. which are funded as benefits are paid to participants. Annual contributions to funded plans have met or exceeded ERISA's minimum funding requirements or amounts required by local law or custom.

The company sponsors a contributory stock savings plan for which a majority of its U.S. employees are eligible. The company matches employee contributions up to 3 percent of the participant's qualified compensation. The company contributions are held in an unleveraged employee stock ownership plan. The company also sponsors other defined contribution pension plans covering employees at some of its operations.

The following is a summary of the components of net periodic pension cost and the total cost for the defined contribution and stock savings plans.

---------------------------------------------------------------------------------------------------------------------------
In millions                                                     1994                    1993                    1992
---------------------------------------------------------------------------------------------------------------------------
                                                           U.S.    Non-U.S.        U.S.    Non-U.S.        U.S.    Non-U.S.
---------------------------------------------------------------------------------------------------------------------------
Defined benefit plans
  Service cost--benefits earned during the year           $  60       $  13       $  52       $  12       $  78       $  14
  Interest cost on projected benefit obligation             149          24         150          23         175          27
  Actual (return)loss on plan assets                         40          11        (319)        (51)       (191)        (33)
  Deferred gain(loss) on plan assets                       (230)        (31)        138          34         (20)          9
  Net amortization and other                                 (7)          3         (12)          1          52           2
---------------------------------------------------------------------------------------------------------------------------
Total pension cost of defined benefit plans                  12          20           9          19          94          19
Defined contribution plans                                    1           3           1           2           -           1
Stock savings plan                                           36           -          36           -          42           -
---------------------------------------------------------------------------------------------------------------------------
                                                          $  49       $  23       $  46       $  21       $ 136       $  20
---------------------------------------------------------------------------------------------------------------------------

Special early retirement incentive benefits provided to U.S. employees are reflected in pension expense in the amount of $5 million for 1994 and $66 million for 1992.

The following table sets forth the funded status and amounts recognized in the company's balance sheets at December 31, 1994 and 1993, for its defined benefit pension plans.


-------------------------------------------------------------------------------------------------------------------
In millions                                                              1994                        1993
-------------------------------------------------------------------------------------------------------------------
                                                                    U.S.       Non-U.S.          U.S.     Non-U.S.
-------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations
 Vested benefit obligation                                        $1,546          $ 275        $1,717        $ 266
-------------------------------------------------------------------------------------------------------------------
 Accumulated benefit obligation                                   $1,675          $ 282        $1,866        $ 276
-------------------------------------------------------------------------------------------------------------------
 Projected benefit obligation                                     $1,810          $ 311        $2,050        $ 319
Plan assets at fair value (primarily listed stocks and bonds)      2,207            245         2,352          256
-------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) projected benefit obligation    397            (66)          302          (63)
Unrecognized net gain                                               (218)           (26)         (155)          (5)
Unrecognized net assets from January 1, 1986
 (January 1, 1989 for non-U.S. plans)                                (77)            (6)          (95)          (8)
Unrecognized prior service cost                                       42              9            40            9
Additional minimum liability                                         (18)            (6)          (10)          (2)
-------------------------------------------------------------------------------------------------------------------
Net pension asset(liability) recognized in the balance sheet      $  126          $ (95)       $   82        $ (69)
-------------------------------------------------------------------------------------------------------------------

Notes to Financial Statements                                          TRW Inc.

      --------------------------------------------------------------------------

At December 31, 1994, the accumulated benefit obligation and plan assets at fair value for non-U.S. overfunded plans totaled $182 million and $220 million, respectively, and for non-U.S. underfunded plans totaled $100 million and $25 million, respectively. At December 31, 1993, the accumulated benefit obligation and plan assets at fair value for non-U.S. overfunded plans totaled $174 million and $234 million, respectively, and for non-U.S. underfunded plans totaled $102 million and $22 million, respectively.

For U.S. plans, as of December 31, 1994 and 1993, the discount rate used in determining the actuarial present value of benefit obligations was 8-1/2 percent and 7-1/2 percent, respectively, and the projected rate of increase in future compensation levels was 3 percent in both years. The expected long-term rate of return on assets was 9 percent for 1994 and 1993 and 10 percent for 1992.

For non-U.S. plans, as of December 31, 1994 and 1993, the discount rate used in determining the actuarial present value of benefit obligations ranged from 8 percent to 8-3/4 percent and from 6-1/2 percent to 8-1/2 percent, respectively, and the projected rate of increase in future compensation levels ranged from 5 percent to 5-3/4 percent and from 4 percent to 6 percent, respectively. The expected long-term rate of return on assets ranged from 6 percent to 9-1/2 percent for 1994, and 8 percent to 11-1/2 percent for 1993 and 8 percent to 13 percent for 1992.

The change in discount rate at December 31, 1994, reflects higher prevailing interest rates.

      POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
      -------------------------------------------------------------------------

The company provides health care and life insurance benefits for a majority of its retired employees in the United States and Canada. The health care plans provide for cost sharing, in the form of employee contributions, deductibles, and coinsurance, between the company and its retirees. The postretirement health care plan covering a majority of employees who retired since August 1, 1988 limits the annual increase in the company's contribution toward the plan's cost to a maximum of the lesser of 50 percent of medical inflation or 4 percent. Life insurance benefits are generally noncontributory. The company's policy is to fund the cost of postretirement health care and life insurance benefits in amounts determined at the discretion of management. Retirees in certain other countries are provided similar benefits by plans sponsored by their governments.

Effective January 1, 1992, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its U.S. and Canadian plans. This Statement requires accrual of the expected cost of providing postretirement benefits during employees' active service lives. The company's previous practice was to record the cost of these benefits on a claims-incurred basis. The company elected to recognize immediately the transition obligation, measured as of January 1, 1992, as the cumulative effect of an accounting change. This resulted in a one-time charge of $350 million (after a reduction for income taxes of $225 million), which does not include amounts accrued in prior years for previously divested businesses.


The following table sets forth the funded status and amounts recognized in the company's balance sheets at December 31, 1994 and 1993 for its postretirement benefit plans.
--------------------------------------------------------------
In millions                                 1994         1993
--------------------------------------------------------------
Accumulated postretirement
 benefit obligation
  Retirees                                 $ 420        $ 440
  Fully eligible active participants          37           43
  Other active participants                  194          226
--------------------------------------------------------------
                                             651          709

Plan assets at fair value
 (primarily listed stocks and bonds)          32           17
--------------------------------------------------------------
Accumulated postretirement benefit
 obligation in excess of plan assets        (619)        (692)
Unrecognized prior service cost               (7)          (7)
Unrecognized net gain                        (89)         (16)
--------------------------------------------------------------
Net liability recognized in the
 balance sheet                             $(715)       $(715)
--------------------------------------------------------------

Net periodic postretirement benefit cost included the following components:
------------------------------------------------------
In millions                     1994     1993    1992
------------------------------------------------------
Service cost                    $ 13     $ 13    $ 15
Interest cost                     53       59      57
Actual return on plan assets       -       (1)      -
Net amortization and deferral     (3)      (1)      4
------------------------------------------------------
                                $ 63     $ 70    $ 76
------------------------------------------------------

Notes to Financial Statements                                           TRW Inc.


         POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (CONTINUED)
         -----------------------------------------------------------------------

The discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1994 and 1993 was 8-1/2 percent and 7-1/2 percent, respectively. At December 31, 1994, the 1995 annual rate of increase in the per capita cost of covered health care benefits was assumed to be 10 percent for participants under age 65 and 9 percent for participants age 65 or older. The rates were assumed to decrease gradually to 6 percent and 5 percent, respectively, in the year 2021 and remain at that level thereafter. At December 31, 1993, the 1994 annual rate of increase in the per capita cost of covered health care benefits was assumed to be 11 percent for participants under age 65 and 10 percent for participants age 65 or older. The rates were assumed to decrease gradually to 6 percent and 5 percent, respectively, in the year 2021 and remain at that level thereafter. A one percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation at December 31, 1994 by approximately 8 percent, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 by approximately 9 percent. The expected long-term rate of return on plan assets was 9 percent for 1994 and 1993. The trust holding the plan assets is not subject to federal income taxes.

The change in discount rate at December 31, 1994, reflects higher prevailing interest rates.

         DEBT AND CREDIT AGREEMENTS
         -----------------------------------------------------------------------

SHORT-TERM DEBT
-------------------------------------------------------
In millions                          1994         1993
-------------------------------------------------------
U.S. borrowings                      $  -         $ 35
Non-U.S. borrowings                   122          260
-------------------------------------------------------
                                     $122         $295
-------------------------------------------------------

LONG-TERM DEBT
-------------------------------------------------------
In millions                          1994         1993
-------------------------------------------------------
U.S. borrowings                      $ 26         $175
Non-U.S. borrowings                   148           50
7.3% ESOP obligations due 1997         95           95
Medium-term notes:
 9.35% Notes due 2020 (due 2000 at
  option of note holder)              100          100
 9 3/8% Notes due 2021                100          100
 Other medium-term notes              309          284
Other                                  73          114
-------------------------------------------------------
Total long-term debt                  851          918
Less current portion                  157           48
-------------------------------------------------------
                                     $694         $870
-------------------------------------------------------

TRW maintains two committed U.S. revolving credit agreements with 18 banks. The first agreement allows the company to borrow up to $400 million and extends to July 1998. The second agreement allows the company to borrow up to $150 million and extends through February 1995 with an option to extend the term to a final maturity no later than July 1998. The interest rate under the agreements is either a negotiated rate, the banks' prime rates, a rate based upon the banks' costs of funds in the secondary certificate of deposit market or a rate based upon an Interbank Offered Rate. TRW's commercial paper borrowings are supported by these agreements. At December 31, 1994, there were no outstanding borrowings under the U.S. revolving credit agreements. At December 31, 1994, $26 million of short-term U.S. borrowings have been reclassified as long-term debt because the company intends to refinance these borrowings on a long-term basis and has the ability to do so under its U.S. revolving credit agreements. The weighted average interest rate on short-term borrowings outstanding at December 31, 1994 and 1993 is 7.2 percent and 6.5 percent, respectively.

During 1994, the company entered into a committed multi-currency revolving credit agreement consisting of two tranches with 13 banks. The first tranche allows the company to borrow up to $100 million and extends through February 1995. The second tranche allows the company to borrow up to $100 million and extends to July 1997. The interest rate under the agreement is based on various interest rate indices. At December 31, 1994, there were no outstanding borrowings under the multi-currency credit agreement. At December 31, 1994, $98 million of short-term non-U.S. borrowings have been reclassified to long-term non-U.S. borrowings because the company intends to refinance these borrowings on a long-term basis and has the ability to do so under its multi-currency revolving credit agreement.

As of December 31, 1994, the company has interest rate swap agreements for notional borrowings of $208 million in which the company pays a fixed rate and receives a floating rate. The weighted average pay rate and receive rate under these agreements is 7.9 percent and 5.8 percent, respectively. These agreements mature at various dates through 1998. The company also has interest rate swap agreements for notional borrowings of $100 million in which the company pays a floating rate and receives a fixed rate. The weighted average pay rate and receive rate under these agreements is 5.9 percent

Notes to Financial Statements                                           TRW Inc.

         -----------------------------------------------------------------------

and 4.4 percent, respectively. These agreements mature at various dates through 1995. The floating rates under the interest rate swap agreements are based on both commercial paper and LIBOR rates and have been calculated using these rates at December 31, 1994. Net payments or receipts under the agreements are recognized as an adjustment to interest expense. The company is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreements. No collateral is held in relation to the agreements and the company anticipates that the counterparties will satisfy their obligations under the agreements.

The other medium-term notes bear interest at rates ranging from 4.33 percent to
9.25 percent and mature at various dates through 2020.

Non-U.S. borrowings bear interest, stated in terms of the local currency borrowing, at rates ranging from 3.0 percent to 10.325 percent at December 31, 1994, and mature at various dates through 2004.

The maturities of long-term debt are, in millions: 1995-$157; 1996-$80; 1997-$167; 1998-$41; 1999-$16 and $390 thereafter.

The indentures and other debt agreements impose, among other covenants, restrictions on funded debt and maintenance of minimum tangible net worth. Under the most restrictive interpretation of these covenants, the payment of dividends was limited to approximately $900 million at December 31, 1994.

Compensating balance arrangements and commitment fees were not material.


         LEASE COMMITMENTS
         -----------------------------------------------------------------------

TRW leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such leases, some of which are noncancelable and in many cases include renewals, expire at various dates. The company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $164 million for 1994, $162 million for 1993 and $192 million for 1992.

At December 31, 1994, future minimum lease payments for noncancelable operating leases totaled $419 million and are payable as follows: 1995-$110; 1996-$88; 1997-$60; 1998-$41; 1999-$29; and $91 thereafter.

         CAPITAL STOCK
         ----------------------------------------------------------------------

Serial Preference Stock II -- cumulative - stated at $2.75 a share; 5 million shares authorized.

Series 1 -- each share convertible into 4.4 shares of common; redeemable at $104 per share; involuntary liquidation price $104 per share; dividend rate of $4.40 per annum.

Series 3 -- each share convertible into 3.724 shares of common; redeemable at $100 per share; involuntary liquidation price $40 per share; dividend rate of $4.50 per annum.

Series 4 -- not convertible into common shares; redemption price and involuntary liquidation price of $125 per one one-hundredth of a share; annual dividend rate per one one-hundredth of a share of the lesser of $4.00 or the current dividend on common stock; no shares outstanding at December 31, 1994.

Common stock -- $0.625 par value; authorized 250 million shares; shares outstanding were reduced by treasury shares of .4 million in 1994 and .3 million in 1993.

TRW has a shareholder purchase rights plan under which each shareholder of record as of January 6, 1989 received one right for each TRW common share held. Each right entitles the holder, upon the occurrence of certain events, to buy one one-hundredth of a share of Cumulative Redeemable Serial Preference Stock II, Series 4, at a price of $125. Should certain additional events occur, each right allows the shareholder to purchase $250 of the surviving entity's common shares at a 50 percent discount. The company may redeem these rights at its option at one cent per right under certain circumstances.

At December 31, 1994, 7.7 million shares of common stock were reserved for the exercise and issuance of stock options and conversion of the Serial Preference Stock II, Series 1 and 3. There were .6 million shares of Cumulative Redeemable Serial Preference Stock II, Series 4, reserved for the shareholder purchase rights plan.

Notes to Financial Statements                                           TRW Inc.


         STOCK OPTIONS
         -----------------------------------------------------------------------

TRW has granted incentive and nonqualified stock options to certain employees to purchase the company's common stock at the market price on the date of grant. Subject to certain exceptions, incentive stock options become exercisable to the extent of one-half of the optioned shares for each full year of employment following the date of grant, and nonqualified stock options granted prior to 1987 become exercisable to the extent of one-fourth of the optioned shares for each full year of employment following the date of grant. Nonqualified stock options granted after 1986 become exercisable to the extent of one-third of the optioned shares for each full year of employment following the date of grant. Generally, both incentive and nonqualified stock options expire 10 years after the date of grant.

--------------------------------------------------------------------------------------------------------------------
                                                      1994                                       1993
--------------------------------------------------------------------------------------------------------------------
                                         Millions                                  Millions
                                         of shares     Option price                of shares      Option price
--------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year           4.5       $ 31.44   to   $ 64.07          5.5       $ 31.44   to  $ 56.94
Granted                                     .9               65.75                     -               64.07
Became exercisable                          .6         39.75   to     64.07           .8         39.75   to    55.69
Exercised                                   .6         31.44   to     56.94           .8         31.44   to    56.94
Canceled, expired or terminated             .1         31.44   to     65.75           .2         31.44   to    56.94
Outstanding at end of year                 4.7         39.285  to     65.75          4.5         31.44   to    64.07
Exercisable                                3.8         39.285  to     64.07          3.8         31.44   to    56.94
--------------------------------------------------------------------------------------------------------------------

At December 31, 1994, approximately 800 employees were participants in the plans. As of that date, the average exercise price of options outstanding was $50.17 per share and the expiration dates ranged from July 1995 to April 2004.

TRW grants performance share rights to certain employees under which the employees are entitled to receive shares of the company's common stock based on the achievement of a certain return on assets employed. The rights specify a target number of shares which the employee would receive for each year that goals for returns on assets employed are met. If the goals are exceeded, the employee could receive up to 200 percent of the target shares, with the excess over 100 percent payable in cash (unless the Compensation and Stock Option Committee of the Board of Directors determines to pay the excess in shares). If the goals are not met, the employee would receive fewer than the target shares or no shares. At December 31, 1994 and 1993, the target number of performance share rights granted to employees and still outstanding were .4 million and .1 million, respectively.

         SUPPLEMENTAL CASH FLOW INFORMATION
         -----------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
In millions                                                1994                     1993                   1992
----------------------------------------------------------------------------------------------------------------
Interest paid (net of amount capitalized)                 $ 112                    $ 174                  $ 153
Income taxes paid (net of refunds)                        $  93                    $  96                  $  85
----------------------------------------------------------------------------------------------------------------

For purposes of the statements of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Interest capitalized as part of the construction of assets was $7 million in 1994, $8 million in 1993 and $13 million in 1992.

Notes to Financial Statements                                           TRW Inc.



         CONTINGENCIES
         -----------------------------------------------------------------------

The company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. In addition, the company is conducting a number of environmental investigations and remedial actions at current and former company locations and, along with other companies, has been named a potentially responsible party for certain waste management sites. Each of these matters is subject to various uncertainties, and some of these matters may be resolved unfavorably to the company. The company has established accruals for matters that are probable and reasonably estimable including $98 million for environmental matters at December 31, 1994. The company believes that any liability that may result from the resolution of environmental matters for which sufficient information is available to support cost estimates will not have a material adverse effect on the company's financial position. However, the company cannot predict the effect on the company's financial position of expenditures for aspects of certain matters for which there is insufficient information. In addition, the company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters or the possible effect of compliance with environmental requirements imposed in the future.

Further, product liability claims may be asserted in the future for events not currently known by management. Although the ultimate liability from these potential claims cannot be ascertained at December 31, 1994, management does not anticipate that any related liability, after consideration of insurance recovery, would have a material adverse effect on the company's financial position.

         INDUSTRY SEGMENTS
         -----------------------------------------------------------------------

The company operates in the following industry segments:

Automotive -- Steering systems, including power and manual rack and pinion steering for light vehicles, hydraulic steering systems for commercial truck and off-highway vehicles and suspension systems. Occupant restraint systems, including air bag and seat belt systems; electrical and electronic controls; and engineered fasteners. Engine valves and valve train parts, pistons and stud welding and control systems. Products are used in cars, trucks, buses, farm machinery and off-highway vehicles and are distributed directly to original equipment manufacturers and through independent distributors.

Space & Defense -- Spacecraft, including the design and manufacture of military and civilian spacecraft equipment, propulsion subsystems, electro-optical and instrument systems, spacecraft payloads, high-energy lasers and laser technology and other high-reliability components. Software and systems engineering support services in the fields of military command and control, earth observation, environmental monitoring and nuclear waste management, antisubmarine warfare, security and counterterrorism, undersea surveillance and other high-technology space, defense, and civil government support systems. Electronic systems, equipment and services, including the design and manufacture of space communication systems, airborne reconnaissance systems, unmanned aerial vehicles, avionics systems and other electronic technologies for tactical and strategic space, defense and selected commercial applications. Products and services are provided directly to defense, other government and commercial customers.

Information Systems & Services -- Information systems and services, including consumer and commercial credit information and related services, direct marketing, real estate information and services and imaging systems engineering and integration. Information and services are provided to businesses, credit-granting organizations, financial institutions and individual consumers.

Other -- Beginning in 1994, all activity previously reported in the "Other" segment is reflected in the respective "Company Staff" lines. Prior year amounts have been restated to conform to the current year's presentation.

Notes to Financial Statements                                           TRW Inc.


         INDUSTRY SEGMENTS (CONTINUED)
         -----------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
In millions
----------------------------------------------------------------------------------------------------------------
Years ended December 31                                       1994                 1993                1992
----------------------------------------------------------------------------------------------------------------
SALES
Automotive                                               $5,679    62%         $4,538    57%       $4,616    56%
Space & Defense                                           2,812    31           2,792    35         2,941    35
Information Systems & Services                              596     7             618     8           754     9
----------------------------------------------------------------------------------------------------------------
Sales                                                    $9,087   100%         $7,948   100%       $8,311   100%
----------------------------------------------------------------------------------------------------------------

OPERATING PROFIT
Automotive                                               $  476    64%         $  309    53%       $  314    52%
Space & Defense                                             175    23             199    34           213    36
Information Systems & Services                               96    13              74    13            74    12
----------------------------------------------------------------------------------------------------------------
Operating profit                                            747   100%            582   100%          601   100%
Company Staff and other                                    (111)                  (91)                (94)
Interest expense                                           (105)                 (138)               (163)
Earnings from affiliates                                      4                     6                   4
----------------------------------------------------------------------------------------------------------------
Earnings before income taxes and cumulative
 effect of accounting changes                            $  535                $  359              $  348
----------------------------------------------------------------------------------------------------------------

IDENTIFIABLE ASSETS
Automotive                                               $3,481    67%         $3,004    60%       $2,919    58%
Space & Defense                                           1,111    21           1,253    25         1,337    26
Information Systems & Services                              622    12             752    15           812    16
----------------------------------------------------------------------------------------------------------------
Identifiable assets                                       5,214   100%          5,009   100%        5,068   100%
Eliminations                                                (28)                  (46)                (32)
Company Staff assets                                        380                   317                 353
Investments in affiliates                                    70                    56                  69
----------------------------------------------------------------------------------------------------------------
Total assets                                             $5,636                $5,336              $5,458
----------------------------------------------------------------------------------------------------------------

DEPRECIATION AND AMORTIZATION OF PROPERTY, PLANT
 AND EQUIPMENT
Automotive                                               $  264                $  238              $  216
Space & Defense                                             111                   116                 132
Information Systems & Services                               20                    26                  33
Company Staff                                                 7                     8                  11
----------------------------------------------------------------------------------------------------------------
                                                         $  402                $  388              $  392
----------------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES
Automotive                                               $  388                $  367              $  404
Space & Defense                                              98                    90                 104
Information Systems & Services                               18                    23                  17
Company Staff                                                 2                     2                   5
----------------------------------------------------------------------------------------------------------------
                                                         $  506                $  482              $  530
----------------------------------------------------------------------------------------------------------------

Notes to Financial Statements                                           TRW Inc.

         -----------------------------------------------------------------------

Restructuring gains(losses) included in operating profit were: $5 million in 1993 and $50 million in 1992 for Automotive; $(6) million in 1993 and $(17) million in 1992 for Space & Defense; and $(4) million in 1993 and $7 million in 1992 for Information Systems & Services.

Company Staff assets consist principally of cash and cash equivalents, current deferred income taxes and administrative facilities. Intersegment sales were not significant. Sales to agencies of the U.S. Government, primarily by the Space & Defense segment, were $2,545 million in 1994, $2,708 million in 1993 and $2,851 million in 1992. Sales to Ford Motor Company by the Automotive segment were $1,363 million in 1994, $1,096 million in 1993 and $972 million in 1992.

         GEOGRAPHIC SEGMENTS
         -----------------------------------------------------------------------

TRW's operations are located primarily in the United States and Europe. Interarea sales are not significant to the total revenue of any geographic area. Restructuring gains(losses) included in operating profit were:
$4 million in 1993 and $45 million in 1992 for United States operations; $(7) million in 1993 and $23 million in 1992 for Europe; and $(2) million in 1993 and $(28) million in 1992 for Other.

------------------------------------------------------------------------------------
In millions                    1994                    1993                  1992
------------------------------------------------------------------------------------
SALES
United States                $6,290                  $5,643                $5,676
Europe                        1,965                   1,522                 1,917
Other                           832                     783                   718
------------------------------------------------------------------------------------
                             $9,087                  $7,948                $8,311
------------------------------------------------------------------------------------

OPERATING PROFIT
United States                $  528                  $  461                $  382
Europe                          143                      50                   176
Other                            76                      71                    43
------------------------------------------------------------------------------------
                             $  747                  $  582                $  601
------------------------------------------------------------------------------------

IDENTIFIABLE ASSETS
United States                $3,444                  $3,536                $3,540
Europe                        1,289                   1,047                 1,113
Other                           531                     461                   459
------------------------------------------------------------------------------------
Identifiable assets           5,264                   5,044                 5,112
Eliminations                    (78)                    (81)                  (76)
Company Staff assets            380                     317                   353
Investments in affiliates        70                      56                    69
------------------------------------------------------------------------------------
Total assets                 $5,636                  $5,336                $5,458
------------------------------------------------------------------------------------

Notes to Financial Statements                                           TRW Inc.




         QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
         -----------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                           First               Second              Third              Fourth
-------------------------------------------------------------------------------------------------------------------
In millions except per share data       1994    1993        1994    1993        1994    1993       1994     1993
-------------------------------------------------------------------------------------------------------------------
                                                 (A)
Sales                                 $2,159   2,029      $2,317   2,011      $2,165  $1,903      2,446   $2,005
Gross profit                             439     411         471     408         451     377        456      384
Earnings before income taxes and
 cumulative effect of accounting
 change                                  107      87         139      93         133      85        156       94
Net earnings                              64      26          87      55          82      51        100       63
Net earnings per share
 Fully diluted                           .97     .40        1.31     .85        1.24     .76       1.49      .96
 Primary                                 .97     .41        1.33     .85        1.26     .77       1.49      .98
-------------------------------------------------------------------------------------------------------------------

(A) The first quarter of 1993 includes a decrease in net earnings of $25 million ($.38 per share) for the cumulative effect on prior years for a change in accounting principle effective January 1, 1993.  The first three quarters of 1993 have not been restated
    to reflect the change in accounting principle as the effect on each quarter is immaterial.

         STOCK PRICES AND DIVIDENDS (UNAUDITED)
         -----------------------------------------------------------------------

The book value per common share at December 31, 1994 was $27.91 compared to $23.77 at the end of 1993. Our directors declared the 226th consecutive quarterly dividend during December 1994. Dividends declared per share in 1994 were $1.97, up 5 percent from $1.88 in 1993. The following table highlights the market prices of our common and preference stocks and dividends paid for the quarters of 1994 and 1993.

                                                Price of                    Price of                  Dividends
                                             traded shares               traded shares              paid per share
-----------------------------------------------------------------------------------------------------------------------
                            Quarter              1994                         1993                  1994       1993
-----------------------------------------------------------------------------------------------------------------------
                                           High        Low             High        Low
-----------------------------------------------------------------------------------------------------------------------
Common stock                   1         $  77-1/2   $  65-3/4       $  63-7/8   $  52-1/2         $  .47     $  .47
Par value $0.625 per share     2            71-1/4      61              69-5/8      61-5/8            .47        .47
                               3            75-1/8      63-5/8          67-1/2      60-5/8            .50        .47
                               4            74-3/4      62              70-1/4      61-5/8            .50        .47
-----------------------------------------------------------------------------------------------------------------------
Cumulative Serial              1           326         320             253         244               1.10       1.10
Preference Stock II            2           350         250             283         277-3/4           1.10       1.10
$4.40 Convertible              3           325         325             282         271               1.10       1.10
Series 1                       4           316         275             294         279               1.10       1.10
-----------------------------------------------------------------------------------------------------------------------
Cumulative Serial              1           256-1/2     256-1/2         220         197               1.125      1.125
Preference Stock II            2           244         232             242         233               1.125      1.125
$4.50 Convertible              3           272         272             244-1/2     222               1.125      1.125
Series 3                       4           238         232             248         236               1.125      1.125
-----------------------------------------------------------------------------------------------------------------------

Management and Auditors' Reports                                        TRW Inc.


         REPORT OF MANAGEMENT
         -----------------------------------------------------------------------

Management of TRW is responsible for the preparation of the accompanying consolidated financial statements of the company and its subsidiaries. The financial statements have been prepared in conformity with generally accepted accounting principles and include the estimates and judgments of management. The financial statements have been audited by Ernst & Young LLP, independent auditors, whose report appears below.

Management has established and is responsible for maintaining a system of internal accounting controls that it believes provides reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The system is tested and evaluated regularly by the company's internal auditors as well as by the independent auditors in connection with their annual audit.

TRW has an audit committee composed of five directors who are not members of management. The committee meets regularly with management, the internal auditors and the independent auditors in connection with its review of matters relating to the company's financial statements, the company's internal audit program, the company's system of internal accounting controls and the services of the independent auditors. The committee also meets with the internal auditors as well as the independent auditors, without management present, to discuss appropriate matters. The committee also recommends to the directors the designation of the independent auditors.

      /s/ Joseph T. Gorman
          Joseph T. Gorman
          Chairman and Chief Executive Officer

      /s/ Ronald D. Sugar
          Ronald D. Sugar
          Executive Vice President and
          Chief Financial Officer

      /s/ Carl G. Miller
          Carl G. Miller
          Vice President and Corporate Controller

          January 23, 1995


         REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
         -----------------------------------------------------------------------

Shareholders and Directors
TRW Inc.

We have audited the accompanying consolidated balance sheets of TRW Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, cash flows and changes in shareholders' investment for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above (appearing on pages 23 through 39 of this annual report) present fairly, in all material respects, the consolidated financial position of TRW Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in the notes to financial statements, effective January 1, 1993, the company changed its method of accounting for postemployment benefits and, effective January 1, 1992, its methods of accounting for postretirement benefits other than pensions and income taxes.

      /s/ Ernst & Young LLP
          Cleveland, Ohio
          January 23, 1995

Corporate Data and Directors                                            TRW Inc.



         CORPORATE DATA
         -----------------------------------------------------------------------

Annual meeting -- The annual meeting of TRW Inc. shareholders will be held at 8:30 a.m. Wednesday, April 26, 1995, at the company's headquarters, 1900 Richmond Road, Cleveland, Ohio. Proxy materials and a formal notice of the meeting will be sent to shareholders beforehand.

Stock listings -- TRW's common stock (ticker symbol: TRW) and Serial Preference Stock II, Series 1 (ticker symbol: TRWB), and Serial Preference Stock II, Series 3 (ticker symbol: TRWD), are traded principally on the New York Stock Exchange. TRW common shares also are traded on the Midwest, Pacific, Philadelphia, London and Frankfurt exchanges.

Form 10-K report-- The company files an annual report with the Securities and Exchange Commission on Form 10-K. Shareholders may obtain a copy of this report without charge after April 15, 1995, by writing Joseph E. Durk, Director, Financial Services, TRW Inc., 1900 Richmond Road, Cleveland, Ohio 44124-3760.

Dividend reinvestment -- TRW offers an automatic dividend reinvestment service for individual shareholders. The service provides for the reinvestment of quarterly cash dividends in the company's common stock. Shareholders may also buy additional shares each quarter. A discounted brokerage commission is charged. For more information, write to Joseph E. Durk, Director, Financial Services, TRW Inc., 1900 Richmond Road, Cleveland, Ohio 44124-3760.

Investor Questions -- Questions concerning dividend payments, certificates, stock transfers and other administrative subjects should be addressed to Financial Services, TRW Inc., 1900 Richmond Road, Cleveland, Ohio 44124-3760. Investment questions from security analysts, portfolio managers and shareholders about TRW should be directed to Thomas A. Myers, Director, Investor Relations, TRW Inc., telephone 216.291.7506.

Auditors -- Ernst & Young LLP, Cleveland, Ohio

Registrars -- National City Bank, Cleveland, and First Chicago Trust Company of New York

Transfer agents -- TRW Inc. and First Chicago Trust Company of New York

Rights agent -- National City Bank, Cleveland



         DIRECTORS
         -----------------------------------------------------------------------

Michael H. Armacost 2,6 -- Distinguished fellow and visiting professor at the Asia/Pacific Research Center, Stanford University; age 57; director since 1993

Charles T. Duncan 2,5 -- Member, Iran-United States Claims Tribunal; age 70; director since 1983

Martin Feldstein 3,6 -- Professor of economics, Harvard University; age 55; served as a director in 1981 and 1982 and has been a director since 1984

Robert M. Gates 2,5 -- Consultant, author and lecturer; former director, U.S. Central Intelligence Agency; age 51; director since 1994

Joseph T. Gorman 1 -- Chairman and chief executive officer, TRW Inc.; age 57; director since 1984

Carl H. Hahn 3,4,5 -- Retired chairman of the board, Volkswagen AG; age 68; director since 1993

George H. Heilmeier 4,5 -- President and chief executive officer, Bell Communications Research Inc.; age 58; director since 1992

Peter S. Hellman 1 -- President and chief operating officer, TRW Inc.; age 45; director since January 1995

Karen N. Horn 2,3,4 -- Chairman and chief executive officer, Bank One, Cleveland; age 51; director since 1990

E. Bradley Jones 1,2,4 -- Retired chairman, Republic Steel Corporation; age 67; director since 1982

William S. Kiser 1,3,6 -- Vice chairman and chief medical officer, Primary Health Systems, L.P.; retired chairman of the board of governors and chief executive officer, The Cleveland Clinic Foundation; age 67; director since 1985

James T. Lynn 4,6 -- Retired chairman of the board and chief executive officer, Aetna Life and Casualty Company; senior advisor, Lazard Freres & Co.; age 67; director since 1993

Richard W. Pogue 4,5 -- Senior advisor, Dix & Eaton;
age 66; director since 1994

1  Executive Committee
2  Audit Committee
3  Compensation and Stock Option Committee
4  Nominating Committee
5  Public Policy Committee
6  Retirement Funding Committee

Recycled Paper Symbol Printed on recycled paper.