Form 10-K, Exhibit 13
period 1995-12-31
TRW INC
filed 1996-03-20
CIK 100030


Ten-Year Summary of Operations
TRW Inc. and subsidiaries
In millions except per share data
                              1995      1994      1993      1992      1991      1990      1989      1988      1987      1986

Earnings data
Sales                       $10,172    $9,087    $7,948    $8,311    $7,913    $8,169    $7,340    $6,982    $6,821    $6,036
Gross profit                  1,982     1,817     1,580     1,694     1,606     1,722     1,561     1,417     1,531     1,358
Interest expense                 95       105       138       163       190       187       138       130       126        96
Earnings(loss) before
 income taxes and
 cumulative effect of
 accounting changes             708       535       359       348      (129)      343       399       420       415       370
Percent of sales                  7%        6%        5%        4%      (2%)        4%        5%        6%        6%        6%
Income taxes                $   262    $  202    $  139    $  154    $   11    $  135    $  136    $  159    $  172    $  152
Earnings(loss) before
 cumulative effect of
 accounting changes             446       333       220       194      (140)      208       263       261       243       218
Percent of sales                  4%        4%        3%        2%      (2%)        3%        4%        4%        4%        4%
Net earnings(loss) (A)       $  446    $  333    $  195    $ (156)   $ (140)   $  208    $  263    $  261    $  243    $  218
International sales          $3,953    $3,151    $2,463    $2,702    $2,501    $2,574    $2,060    $1,961    $1,792    $1,581
Percent of sales                 39%       35%       31%       33%       32%       32%       28%       28%       26%       26%
U.S. Government sales        $2,899    $2,545    $2,708    $2,851    $2,959    $3,231    $3,080    $3,096    $3,081    $2,697
Percent of sales                 28%       28%       34%       34%       37%       40%       42%       44%       45%       45%
Per share of common stock
Fully diluted earnings
 (loss) (A)                  $ 6.62    $ 5.01    $ 2.97    $(2.51)   $(2.30)   $ 3.36    $ 4.25    $ 4.23    $ 3.95    $ 3.55
Cash dividends paid            2.05      1.94      1.88      1.82      1.80      1.74      1.72      1.63      1.60     1.525
Cash dividends declared        2.10      1.97      1.88      1.84      1.80      1.76      1.72      1.66      1.60      1.55
Book value per share          32.97     27.91     23.77     22.31     27.12     31.11     28.60     25.70     23.41     19.93
Balance sheet data
Current assets               $2,336    $2,215    $1,994    $2,116    $2,262    $2,237    $2,295  $  2,105    $1,986    $1,749
Current liabilities           2,012     1,986     1,826     2,012     1,982     1,947     1,794     1,396     1,496     1,352
Working capital                 324       229       168       104       280       290       501       709       490       397
Total assets                  5,890     5,636     5,336     5,458     5,635     5,555     5,259     4,442     4,378     3,909
Long-term debt                  541       694       870       941     1,213     1,042     1,063       863       870       786
Shareholders' investment      2,172     1,822     1,534     1,416     1,685     1,907     1,749     1,566     1,417     1,198
Other data
Capital expenditures         $  485    $  506    $  482    $  530    $  537    $  587    $  452    $  417    $  452    $  431
Depreciation and
 amortization of property,
 plant and equipment            433       402       388       392       392       381       349       324       306       260
Common stock outstanding
 at year-end                   65.6      64.9      64.1      62.9      61.6      60.8      60.6      60.2      59.7      58.9
Shares used in computing
 per share amounts
  Fully diluted                67.4      66.4      65.7      62.3      61.2      61.9      61.9      61.6      61.6      61.3
  Primary                      66.6      65.8      64.7      62.3      61.2      61.0      60.8      60.5      60.3      59.6
In thousands
Number of employees            66.5      64.2      61.2      64.1      71.3      75.6      74.3      73.2      77.9      78.6
Number of common
 shareholders                  27.2      31.3      30.1      32.8      34.1      34.9      37.1      38.2      36.1      37.7


(A) 1993 and 1992 amounts include cumulative effect of accounting changes.

18   TRW INC.

Management's Discussion and Analysis of the Results of Operations and Financial Condition

Results of Operations

Record sales in 1995 resulted in the company reporting the highest net earnings and earnings per share in its history. Underscoring the strength of the year were the record-breaking performances achieved in each of 1995's quarters.

Consolidated sales in 1995 of $10.2 billion rose 12 percent over 1994 sales of $9.1 billion and 28 percent over 1993 sales of $7.9 billion. Net earnings in 1995 increased to $446 million from $333 million in 1994 and $195 million in 1993. Fully diluted earnings per share were $6.62 in 1995, $5.01 in 1994 and $2.97 in 1993.

This year marked the second consecutive year that we achieved record levels of sales, net earnings and earnings per share. Sales in 1995 surpassed the $10 billion mark for the first time in our 95-year history. Our record results were broadly based, led by record performance in automotive and impressive growth in space and defense. Automotive unit volumes continued to expand at a rate exceeding global automotive growth, as the number of air bag modules sold increased by 29 percent and the number of power rack and pinion steering gears produced increased by 12 percent. Space and defense results reflect our strong market position as evidenced by the level of new contracts awarded during 1995. New contract awards totaled $3.8 billion, with an additional $1.8 billion in options. Increased productivity from all our employees also contributed significantly to the successful year.

Operating profit in 1995 was $886 million, a 19 percent increase over 1994 operating profit of $747 million and a 51 percent increase over 1993 operating profit of $587 million, excluding restructuring. A detailed discussion of the operating results of each industry segment is presented below.

Interest expense in 1995 was $95 million compared to $105 million in 1994 and $138 million in 1993. The lower interest expense in 1995 was due to lower average debt levels partially offset by higher U.S. interest rates. The decrease in interest expense from 1993 to 1994 was due to the reduction of our Brazilian debt and lower average debt levels as well as lower foreign interest rates.

The effective tax rate in 1995 was 37.0 percent, compared to 37.8 percent in 1994, and 38.7 percent in 1993. The lower effective tax rate in 1995 was primarily attributable to prior year U.S. tax adjustments partially offset by increased U.S. state and local income taxes.

In 1993, the company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," and took a one-time noncash charge of $25 million, or $.38 per share, for the prior years' cumulative effect of the accounting change. Earnings before the cumulative effect of the accounting change were $220 million or $3.35 per share.

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Statement No. 121 establishes accounting standards for determining the impairment of long-lived assets to be held and used, certain identifiable intangibles, and goodwill related to those assets and for long-lived assets and certain identifiable intangibles to be disposed of. The company is required to adopt Statement No. 121 during the first quarter of 1996. The financial statement effect of adoption has not yet been determined.

Automotive

Driven by growth in key product lines worldwide, 1995 was an outstanding year for the automotive segment. Record sales of $6.5 billion in 1995 represented a 14 percent increase over 1994 sales of $5.7 billion. Operating profit in 1995 increased 28 percent to a record $607 million from the $476 million reported in 1994. The increase in sales and operating profit was the result of higher volume in the North American air bag and steering systems businesses and all European automotive businesses, primarily in air bag and steering systems. Favorable exchange rates also contributed to the sales increase.

Sales in 1994 rose to $5.7 billion, up 25 percent from 1993 sales of $4.5 billion. Operating profit in 1994 increased 56 percent to $476 million from the $304 million reported in 1993, excluding restructuring. The increase in sales was due to higher volume in the North American and European occupant restraint, steering systems and automotive electronics businesses. The operating profit increase was due to the higher volume in the North American and European occupant restraint and steering systems businesses.


                                                                   TRW INC.   19

Management's Discussion and Analysis of the Results of Operations and Financial Condition

Results of Operations (continued)

The company has and expects to continue to invest in areas of significant future growth, such as air bag systems, power rack and pinion steering and advanced electronic components. In addition, TRW will continue to take advantage of the increasing opportunities in the emerging markets of the world, including India, the People's Republic of China and others, through internal growth and strategic alliances.

TRW provides automotive systems and components with substantial value-added content to the worldwide automotive industry. The company anticipates that 1996 North American automotive and light truck production will approximate 1995 levels. We foresee continued modest production growth in Western Europe, and strong growth in the emerging markets of Eastern Europe and Asia. The diversity of our customers, markets and products, in conjunction with increased application rates in key product lines, will allow for continued growth throughout the world. We are dedicated to technological leadership, continuous improvement, reducing costs and break-even points, and focusing on consistent achievement of high quality in all of our products and services in order to strengthen our competitive position on a worldwide basis.

Space and Defense

Strong financial performance in space and defense was highlighted by an outstanding year for new program awards. Sales in 1995 increased 10 percent to $3.1 billion from the $2.8 billion reported in 1994. Operating profit of $192 million was 10 percent higher than 1994's operating profit of $175 million. The strong sales growth resulting from new contract awards and existing business more than offset the effect of contracts nearing completion. The increase in operating profit resulted primarily from the absence of investments for new business initiatives partially offset by lower fee accruals during the early period of new programs and the net effect of program reserves.

Sales in 1994 of $2.81 billion increased from the 1993 sales of $2.79 billion. Operating profit of $175 million was 14 percent lower than the operating profit of $205 million reported in 1993, excluding restructuring. The sales increase was due to higher volume in space and electronics, tactical reconnaissance systems, and systems engineering programs. Partially offsetting the sales increase was the effect of several contract completions and terminations. The operating profit resulting from the higher volume and the absence of 1993 reserves for certain programs was more than offset by investments for new business opportunities and the establishment of a contract reserve in 1994.

Continuing pressure on the Department of Defense, NASA and other U.S. Government agency budgets could affect the level of future revenues and operating profits. However, budgets were considerably more stable in 1995 than in recent years, and we believe that this trend will continue in 1996 and the foreseeable future. We feel strongly that the company is well positioned for growth in our traditional U.S. government markets, state and municipal governments, as well as commercial and international markets.

Backlog estimates at the end of 1995 totaled a record $4.87 billion, up 18 percent from the $4.12 billion reported at the end of 1994. Reported backlog at the end of 1995 does not include approximately $2.6 billion of negotiated and priced, but unexercised, options for defense and non-defense programs. Unexercised options at the end of 1994 were valued at $1.0 billion. The exercise of options is at the discretion of the customer, and, as in the case of Government contracts generally, dependent on future government funding. The impressive backlog growth was driven by a number of key program wins in 1995 that are of national importance and reflects a strong and healthy business that is poised to deliver quality products and services for years to come.

Information Systems and Services

Sales in 1995 were $604 million compared to $596 million in 1994. The sales increase resulted primarily from higher volume in the Information Services business partially offset by lower volume in the Information Systems business. Operating profit of $87 million in 1995 represented a 10 percent decline from the $96 million reported in 1994. The decline in operating profit resulted primarily from the net effect of certain contract reserves in Information Systems.

The operating profit of $96 million in 1994 represented a 24 percent increase over 1993 operating profit of $78 million, excluding restructuring. Revenues of $596 million declined 4 percent from the $618 million reported in 1993. The revenue

20   TRW INC.

Management's Discussion and Analysis of the Results of Operations and Financial Condition

Results of Operations (continued)

decline resulted from the absence of sales from a previously divested business. Higher volume in the Information Services business combined with continued cost controls contributed to the increase in operating profit. Operating profit in 1994 also includes a gain on the sale of a product line partially offset by the establishment of certain contract reserves in the Information Systems business.

The level of revenue and operating profit will remain sensitive to several key U.S. economic variables including interest rates, consumer spending on durable goods and housing activities. However, we believe revenue and operating profit margins will continue to grow through new product offerings.

In February 1996, the company entered into an agreement to sell substantially all of the businesses in the Information Systems and Services segment. Management intends to use the net proceeds from the sale for general corporate purposes, including working capital requirements, capital expenditures, business expansion transactions, and the repurchase of securities of the company. As the impact of the proposed divestiture has not been fully determined, forward looking discussions in this report do not reflect the above-mentioned sale.

International operations

International sales were $3.9 billion, or 39 percent of TRW sales in 1995; $3.1 billion, or 35 percent of sales in 1994; and $2.5 billion, or 31 percent of sales in 1993. U.S. export sales included in those amounts were $842 million in 1995, $638 million in 1994 and $438 million in 1993. Most of TRW's non-U.S. operations are included in the Automotive segment and are located in Europe, Canada, Brazil and the Pacific Basin. TRW's non-U.S. operations are subject to the usual risks that may affect such operations; however, most of the assets of its non-U.S. operations are in countries where the company believes such risks to be minimal.

Liquidity and financial position

Cash flow from operations in 1995 of $869 million was used primarily for capital expenditures, the repayment of debt and dividend payments to shareholders. Debt at December 31, 1995 was $754 million compared to $973 million at the end of 1994. The ratio of total debt (short-term debt, current portion of long-term debt and long-term debt) to total capital (total debt, minority interests and shareholders' investment) was 25 percent at December 31, 1995 compared to 34 percent at December 31, 1994. The percentage of fixed-rate debt to total debt, after the effect of interest rate swap agreements, was 77 percent at the end of 1995.

TRW's non-U.S. operations are generally financed by borrowings from banks or through intercompany loans in the local currency of the borrower. There are no significant restrictions on the remittance of funds by the company's non-U.S. subsidiaries to the United States. A discussion of TRW's credit facilities is contained in the "Debt and credit agreements" footnote in the Notes to Financial Statements.

The company is subject to inherent risks attributed to operating in a global economy. It is the company's policy to utilize derivative financial instruments to manage its interest rate and foreign currency exchange risks. The company uses derivatives to hedge its exposure to short-term interest rate changes as a lower cost substitute for the issuance of fixed-rate debt after taking into consideration account-related counterparty risk. The company manages cash flow transactional foreign exchange risk pursuant to a written corporate policy. Forward contracts and to a lesser extent options are utilized to protect the company's cash flow from adverse movements in exchange rates. The company is exposed to credit loss in the event of nonperformance by the counterparties to the derivative financial instruments. The company diversifies the counterparties used as a means to limit this exposure and anticipates that the counterparties will fully satisfy their obligations under the contracts. Derivative financial instruments are viewed by the company as a risk management tool and are not used for speculative or trading purposes. The effect of derivative transactions on the company's net earnings for each of the three years in the period ended December 31, 1995 is not material.

Capital expenditures were $485 million in 1995, $506 million in 1994 and $482 million in 1993. The company will maintain a capital program with estimated capital expenditures for 1996 totaling about $565 million. Approximately 70 percent of these expenditures will be invested in the Automotive segment, 26 percent in the Space and Defense segment and 4 percent in the Information Systems and Services segment. The company will continue to invest in its automotive growth businesses, including air bag systems, power rack and


                                                                   TRW INC.   21

Management's Discussion and Analysis of the Results of Operations and Financial Condition

Results of Operations (continued)

pinion steering and automotive electronic technologies. The balance of the capital expenditures will be used to acquire equipment to support our existing customer base, develop advanced and next generation technologies, acquire data processing hardware and expand our communications infrastructure.

On February 7, 1996, the Board of Directors authorized the company to repurchase up to 10 million shares of TRW common stock on the open market. The repurchase will be funded primarily from the proceeds from the sale of the businesses in the Information Systems and Services segment, cash flow from operations and the issuance of debt. The company plans to purchase the shares from time to time, depending on market conditions. The shares repurchased will be used to satisfy the obligations of the company's various employee benefit plans and other proper corporate purposes.

We believe the company's current financing arrangements allow flexibility in worldwide financing activities and permit us to respond to changing conditions in credit markets. The existing arrangements are not indicative of the company's potential borrowing capacity. We believe that funds generated from operations and existing borrowing capacity are adequate to support and finance planned growth, capital expenditures, company-sponsored research and development programs and dividend payments to shareholders.

Other matters

Federal, state and local requirements relating to the discharge of materials into the environment, or otherwise relating to the protection of the environment, have had and will continue to have an effect on TRW and its operations. The company is conducting a number of environmental investigations and remedial actions at current and former company locations and, along with other companies, has been named a potentially responsible party for certain waste management sites. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the company. A reserve estimate for each matter is established using standard engineering cost estimating techniques. In the determination of such costs, consideration is given to the professional judgment of company environmental engineers in consultation with outside environmental specialists when necessary. At multi-party sites, the reserve estimate also reflects the expected allocation of total project costs among the various potentially responsible parties. At December 31, 1995, the company had reserves for environmental matters of $84 million, including $7 million of additional accruals recorded during the year. The company aggressively pursues reimbursement for environmental costs from its insurance carriers. However, insurance recoveries are not recorded as a reduction of environmental costs until they are fixed and determinable. At December 31, 1995, the "Other assets" caption on the balance sheet includes $30 million of insurance recoveries related to environmental matters. The company believes that any liability that may result from the resolution of environmental matters for which sufficient information is available to support these cost estimates will not have a material adverse effect on the company's future results of operations and cash flows. However, the company cannot predict the effect on the company's future results of operations and cash flows of expenditures for aspects of certain matters for which there is insufficient information. In addition, the company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters on the company's future results of operations and cash flows or the possible effect of compliance with environmental requirements imposed in the future.

As of December 31, 1995, the company reduced the discount rate used to measure the obligations for its pension and other postretirement benefit plans from 8-1/2 percent to 7 percent, in recognition of lower prevailing long-term interest rates. The effect of the discount rate change on 1996 pension and other postretirement benefit costs is not expected to be material. The determination of pension and other postretirement benefit costs beyond 1996 will depend on various factors, including long-term interest rates, investment returns, health care cost trend rates, other actuarial assumptions, benefit levels, and demographic changes.


22   TRW INC.

Financial Statements

Statements of Earnings
TRW Inc. and subsidiaries

In millions except per share data
Years ended December 31                                1995                 1994               1993
Sales                                              $ 10,172              $ 9,087            $ 7,948
Cost of sales                                         8,190                7,270              6,368
Gross profit                                          1,982                1,817              1,580

Administrative and selling expenses                     747                  756                707
Research and development expenses                       422                  412                378
Restructuring expense                                     -                    -                  7
Interest expense                                         95                  105                138
Other expense(income)-net                                10                    9                 (9)
Earnings before income taxes and
 cumulative effect of accounting change                 708                  535                359
Income taxes                                            262                  202                139
Earnings before cumulative effect
 of accounting change                                   446                  333                220
Cumulative effect as of January 1, 1993
 of change in accounting for
 postemployment benefits
 (net of income taxes of $16 million)                     -                    -                (25)
Net earnings                                       $    446              $   333            $   195

Per share of common stock
Fully diluted
 Before cumulative effect of
 accounting change                                 $   6.62              $  5.01            $  3.35
 Cumulative effect of change
 in accounting for postemployment benefits                -                    -               (.38)
Net earnings per share                             $   6.62              $  5.01            $  2.97


Primary
 Before cumulative effect of accounting change     $   6.69              $  5.05            $  3.39
 Cumulative effect of change in accounting
  for postemployment benefits                          -                    -                  (.38)
Net earnings per share                             $   6.69              $  5.05            $  3.01

See notes to financial statements.


                                                                  TRW INC.   23

Financial Statements

Balance Sheets
TRW Inc. and subsidiaries

In millions
December 31                                            1995                1994
Assets
Current assets
 Cash and cash equivalents                         $     59             $   109
 Accounts receivable, net of allowances of
  $21 million and $23 million                         1,428               1,338
 Inventories
  Finished products and work in process                 298                 246
  Raw materials and supplies                            236                 224
 Total inventories                                      534                 470
 Prepaid expenses                                        78                  59
 Deferred income taxes                                  237                 239
Total current assets                                  2,336               2,215


Property, plant and equipment-on the basis of cost
 Land                                                   109                 104
 Buildings                                            1,573               1,527
 Machinery and equipment                              4,184               3,925
                                                      5,866               5,556
 Less accumulated depreciation and amortization       3,303               3,067

Total property, plant and equipment-net               2,563               2,489


Intangible assets
 Intangibles arising from acquisitions                  483                 477
 Capitalized data files                                 488                 441
 Other                                                   92                  69
                                                      1,063                 987
 Less accumulated amortization                          405                 331
Total intangible assets-net                             658                 656

Other assets                                            333                 276
                                                   $  5,890             $ 5,636


24   TRW INC.

TRW Inc. and subsidiaries

In millions
December 31                                             1995                1994
Liabilities and shareholders' investment
Current liabilities
 Short-term debt                                    $    133             $   122
 Accrued compensation                                    385                 346
 Trade accounts payable                                  807                 737
 Other accruals                                          545                 541
 Dividends payable                                        36                  33
 Income taxes                                             26                  50
 Current portion of long-term debt                        80                 157
Total current liabilities                              2,012               1,986



Long-term liabilities                                    779                 796

Long-term debt                                           541                 694

Deferred income taxes                                    313                 269

Minority interests in subsidiaries                        73                  69

Shareholders' investment
 Serial Preference Stock II
  (involuntary liquidation
  $9 million and $10 million)                              1                   1
 Common stock (shares outstanding
  65.6 million and 64.9 million)                          40                  40
 Other capital                                           398                 354
 Retained earnings                                     1,688               1,383
 Cumulative translation adjustments                       76                  66
 Treasury shares -- cost in excess of par value          (31)                (22)
Total shareholders' investment                         2,172               1,822
                                                    $  5,890             $ 5,636

See notes to financial statements.


                                                                   TRW INC.   25

Financial Statements

Statements of Cash Flows
TRW Inc. and subsidiaries


In millions
Years ended December 31                                 1995                1994                1993
Operating activities
 Net earnings                                       $    446             $   333             $   195
 Adjustments to reconcile net earnings to net cash
  provided by operating activities:
   Cumulative effect of accounting
    change, net of taxes                                   -                   -                  25
   Depreciation and amortization                         510                 476                 458
   Restructuring                                           -                 (23)                (61)
   Deferred income taxes                                  46                   8                  49
   Other-net                                              33                  26                  18
 Changes in assets and liabilities, net of effects
 of businesses acquired or sold:
   Accounts receivable                                   (75)               (112)                (46)
   Inventories and prepaid expenses                      (71)                (33)                 (5)
   Accounts payable and other accruals                    31                 262                (107)
   Other-net                                             (51)                 35                 (30)
Net cash provided by operating activities                869                 972                 496

Investing activities
 Capital expenditures                                   (485)               (506)               (482)
 Proceeds from divestitures                                9                  22                  97
 Investments in other assets                             (78)                (81)                (51)
 Proceeds from sales of property,
  plant and equipment                                     20                  16                  24
 Other-net                                               (12)                  7                 (11)

Net cash used in investing activities                   (546)               (542)               (423)

Financing activities
 Increase(decrease) in short-term debt                   (47)               (270)                104
 Proceeds from debt in excess of 90 days                  36                 176                 255
 Principal payments on debt in excess of 90 days        (207)               (154)               (344)
 Dividends paid                                         (134)               (126)               (120)
 Other-net                                                 9                   9                  27
Net cash used in financing activities                   (343)               (365)                (78)
Effect of exchange rate changes on cash                  (30)                (35)                 18
Increase(decrease) in cash and cash equivalents          (50)                 30                  13
Cash and cash equivalents at beginning of year           109                  79                  66
Cash and cash equivalents at end of year            $     59             $   109             $    79

Supplemental Cash Flow Information:
Interest paid (net of amount capitalized)           $     88             $   112             $   174
Income taxes paid (net of refunds)                  $    239             $    93             $    96

For purposes of the statements of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

See notes to financial statements.


26   TRW INC.

Statements of Changes in Shareholders' Investment

TRW Inc. and subsidiaries

In millions
Years ended December 31                             1995                  1994                  1993
                                              Shares    Dollars    Shares      Dollars     Shares    Dollars
Serial Preference Stock II
Series 1
Balance at January 1 and December 31            .1    $    -        .1         $    -        .1    $    -
Series 3
Balance at January 1 and December 31            .1         1        .1              1        .1         1

Common stock
Balance at January 1                          64.9        40      64.1             40      62.9        39
Sale of stock and other                         .7         -        .8              -       1.2         1
Balance at December 31                        65.6        40      64.9             40      64.1        40

Other capital
Balance at January 1                                     354                      293                 222
Sale of stock and other                                   44                       61                  71
Balance at December 31                                   398                      354                 293

Retained earnings
Balance at January 1                                   1,383                    1,178               1,105
Net earnings                                             446                      333                 195
Other                                                     (3)                       -                  (1)
Dividends declared
 Preference stock                                         (1)                      (1)                 (1)
 Common stock
  ($2.10, $1.97 and $1.88 per share)                    (137)                    (127)               (120)
Balance at December 31                                 1,688                    1,383               1,178

Cumulative translation adjustments
Balance at January 1                                      66                       36                  53
Translation adjustments                                   10                       30                 (17)
Balance at December 31                                    76                       66                  36

Treasury shares-cost in excess of par value
Balance at January 1                                     (22)                     (14)                 (4)
ESOP funding                                              17                        -                   -
Purchase of shares                                       (26)                      (8)                (10)
Balance at December 31                                   (31)                     (22)                (14)
Total shareholders' investment                        $2,172                   $1,822              $1,534

See notes to financial statements.


                                                                   TRW INC.   27

Notes to Financial Statements

Summary of significant accounting policies

Principles of consolidation -- The financial statements include the accounts of the company and its subsidiaries except for an insurance subsidiary. The wholly-owned insurance subsidiary and the majority of investments in affiliated companies, which are not significant individually or in the aggregate, are accounted for by the equity method.

Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of December 31, 1995 and 1994, respectively, and reported amounts of revenues and expenses for the years ended December 31, 1995, 1994 and 1993, respectively. Actual results could differ from those estimates.

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

Accounts receivable -- Accounts receivable at December 31, 1995 and 1994 included $507 million and $492 million, respectively, related to long-term contracts, of which $253 million and $269 million, respectively, were unbilled. Unbilled costs, fees and claims represent revenues earned and billable in the following month as well as revenues earned but not billable under terms of the contracts. A substantial portion of such amounts are expected to be billed during the following year. Retainage receivables and receivables subject to negotiation are not significant.

Inventories -- Inventories are stated at the lower of cost, principally the first-in, first-out (FIFO) method, or market. Inventories applicable to long-term contracts are not significant.

Depreciation -- Depreciation is computed over the assets estimated useful lives using the straight-line method for the majority of the company's depreciable assets. The remaining assets are depreciated using accelerated methods.

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

Forward exchange contracts -- The company enters into forward exchange contracts the majority of which hedge firm foreign currency commitments and certain intercompany transactions. At December 31, 1995, the company had contracts outstanding amounting to approximately $219 million denominated in the German mark, the Italian lira, the British pound, the U.S. dollar and the French franc, maturing at various dates through March 1997. Changes in market value of the contracts are included in the basis of the transactions. The company is exposed to credit loss in the event of nonperformance by the counterparties to the foreign exchange contracts. No collateral is held in relation to the contracts and the company anticipates that the counterparties will satisfy their obligations under the contracts.

Fair values of financial instruments

In millions                                            1995                              1994
                                          Carrying Value   Fair Value      Carrying Value    Fair Value

Cash and cash equivalents                      $  59        $  59                $109          $ 109
Short-term debt                                  133          133                 122            122
Floating rate long-term debt                      74           74                 171            171
Fixed rate long-term debt                        547          632                 680            673
Interest rate swaps - (liability)                  -           (2)                  -             (5)
Forward currency exchange
 contracts - asset                                 -            1                   -              -



28   TRW INC.

The fair value of long-term debt was estimated using discounted cash flow analysis, based on the company's current borrowing rates for similar types of borrowing arrangements. The fair value of interest rate and forward currency exchange contracts is estimated based on quoted market prices of offsetting contracts.

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

Earnings per share -- Fully diluted earnings per share have been computed based on the weighted average number of shares of common stock outstanding during each year, including common stock equivalents (stock options) and assuming the conversion of the Serial Preference Stock II - Series 1 and 3. Primary earnings per share have been computed based on the weighted average number of shares of common stock outstanding during each year including common stock equivalents.

Accounting change -- Effective January 1, 1993, the company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The company recognized the cumulative effect of this accounting change as of January 1, 1993, resulting in a one-time charge of $25 million (after a reduction for income taxes of $16 million).

Research and development


In millions                          1995           1994        1993

Customer-funded                   $ 1,387        $ 1,157     $ 1,223
Company-funded
 Research and development             422            412         378
 Product development                  154            140         136
                                      576            552         514
                                  $ 1,963        $ 1,709     $ 1,737


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

Restructuring

For balance sheet purposes, other accruals in 1995 and 1994 include $16 million and $33 million, respectively, relating to restructuring reserves. The decline in the reserve during 1995 resulted principally from the downsizing and streamlining of certain businesses in the Automotive segment.

Restructuring expense in 1993 consists of restructuring charges of $23 million, principally in the Automotive segment, resulting from additional management decisions reduced by gains of $16 million from the sales of certain businesses in the Automotive segment.


                                                                   TRW INC.   29

Notes to Financial Statements

Other expenses (income)-net


In millions                        1995         1994         1993

Other income                     $  (42)      $  (66)       $ (69)
Other expense                        47           60           42
Gain on sale of assets               (5)         (28)          (4)
Foreign currency translation         10           43           22
                                 $   10       $    9        $  (9)


Gain on sale of assets in 1994 includes a gain on the sale of a product line in the Information Systems and Services segment.

Income taxes

Earnings before income taxes and cumulative effect of accounting change


In millions                             1995         1994       1993

U.S.                                 $   511       $  387     $  362
Non-U.S.                                 197          148         (3)
                                     $   708       $  535     $  359


Provision for income taxes
In millions                             1995         1994       1993

Current
 U.S. federal                        $   119       $  106     $   34
 Non-U.S.                                 57           40         24
 U.S. state and local                     19           24         (1)
                                         195          170         57
Deferred
 U.S. federal                             32           28         78
 Non-U.S.                                 14            5        (10)
 U.S. state and local                     21           (1)        14
                                          67           32         82
                                     $   262       $  202     $  139


Effective income tax rate
                                        1995         1994       1993


U.S. statutory income tax rate          35.0%        35.0%      35.0%
Restructuring benefits                   -            -         (2.8)
Non-deductible expenses                  1.3          1.6         .4
U.S. state and local income taxes
 net of U.S. federal tax benefit         3.7          2.7        2.4
Non-U.S. tax rate variances net
 of foreign tax credits                  (.1)         (.4)       4.3
Prior year adjustments                  (2.7)         -          -
Other                                    (.2)        (1.1)       (.6)
Effective income tax rate               37.0%        37.8%      38.7%


30   TRW INC.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1995 and 1994, the company had unused tax benefits of $33 million and $40 million, respectively, related to non-U.S. net operating loss carryforwards for income tax purposes, of which $16 million and $23 million can be carried forward indefinitely and the balance expires at various dates through 2000. A valuation allowance at December 31, 1995 and 1994 of $27 million and $26 million, respectively, has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefit of the loss carryforwards.

It is the company's intention to reinvest undistributed earnings of certain of its non-U.S. subsidiaries and thereby indefinitely postpone their remittance. Accordingly, deferred income taxes have not been provided for accumulated undistributed earnings of $325 million at December 31, 1995.


                                                 Deferred tax assets   Deferred tax liabilities
In millions                                        1995      1994          1995           1994

Pensions and postretirement benefits
 other than pensions                              $ 263     $ 259         $  38          $  43
Completed contract method of accounting for
 long-term contracts                                 52        50           425            414
State and local taxes                                22        29             9              9
Reserves and accruals                                79       107             -              -
Depreciation and amortization                        16        19           153            130
Insurance accruals                                   26        28             -              -
Non-U.S. net operating loss carryforwards            33        40             -              -
Other                                               133       109            48             49
                                                    624       641           673            645
Valuation allowance for deferred tax assets         (27)      (26)            -              -
Total                                             $ 597     $ 615         $ 673          $ 645


Notes to Financial Statements

Pension plans

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


                                                                   TRW INC.   31

Notes to Financial Statements


In millions                                                   1995                  1994                 1993
                                                        U.S.      Non-U.S.     U.S.      Non-U.S.   U.S.      Non-U.S.

Defined benefit plans
 Service cost -- benefits earned
  during the year                                      $  55        $ 15      $  60       $  13     $  52      $  12
 Interest cost on projected
  benefit obligation                                     157          27        149          24       150         23
 Actual (return)loss on
  plan assets                                           (521)        (38)        40          11      (319)       (51)
 Net amortization and deferral                           314          19       (237)        (28)      126         35
Total pension cost of
 benefit plans                                             5          23         12          20         9         19
Defined contribution plans                                 1           5          1           3         1          2
Stock savings plan                                        38           -         36           -        36          -
                                                       $  44       $  28      $  49       $  23     $  46      $  21


In millions                                                   1995                  1994
                                                        U.S.      Non-U.S.     U.S.      Non-U.S.

Actuarial present value of benefit obligations
 Vested benefit obligation                             $1,961     $ 328       $1,546      $275
 Overfunded plans                                      $1,995     $ 208       $1,565      $182
 Underfunded plans                                        128       136          110       100
 Total accumulated benefit obligation                  $2,123     $ 344       $1,675      $282
 Projected benefit obligation                          $2,367     $ 378       $1,810      $311
 Overfunded plans                                      $2,508     $ 249       $2,142      $220
 Underfunded plans                                         78        28           65        25
Total plan assets at fair value
 (primarily listed stocks and bonds)                    2,586       277        2,207       245
Plan assets in excess of (less than)
 projected benefit obligation                             219      (101)         397       (66)
Unrecognized net gain                                     (35)      (18)        (218)      (26)
Unrecognized net assets from January 1, 1986
 (January 1, 1989 for non-U.S. plans)                     (59)       (5)         (77)       (6)
Unrecognized prior service cost                            30         9           42         9
Additional minimum liability                              (26)       (8)         (18)       (6)
Net pension asset(liability) recognized in
 the balance sheet                                     $  129     $(123)      $  126      $(95)


Actuarial Assumptions:                                        1995                  1994
                                                        U.S.      Non-U.S.     U.S.      Non-U.S.

Discount rate                                          7.0%       7.0 to 8.5%   8.5%      8.0 to 8.75%
Rate of increase in compensation levels                3.0%       4.5 to 5.0%   3.0%      5.0 to 5.75%
Long-term rate of return on plan assets                9.0%       7.0 to 9.5%   9.0%      6.0 to 9.50%



32   TRW INC.

Postretirement benefits other than pensions

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


In millions                                         1995         1994

Accumulated postretirement benefit obligation
 Retirees                                          $ 508        $ 420
 Fully eligible active participants                   38           37
 Other active participants                           232          194
                                                     778          651
Plan assets at fair value
 (primarily listed stocks and bonds)                  61           32
Accumulated postretirement benefit obligation
 in excess of plan assets                           (717)        (619)
Unrecognized prior service cost                       (7)          (7)
Unrecognized net (gain)loss                            7          (89)
Net liability recognized in the balance sheet      $(717)       $(715)


In millions                                       1995          1994       1993

Service cost                                      $ 10          $ 13      $  13
Interest cost                                       55            53         59
Actual return on plan assets                        (9)            -         (1)
Net amortization and deferral                        4            (3)        (1)
Net periodic postretirement benefit cost          $ 60          $ 63      $  70


The discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1995 and 1994 was 7 percent and 8-1/2 percent, respectively. At December 31, 1995, the 1996 annual rate of increase in the per capita cost of covered health care benefits was assumed to be 10 percent for participants under age 65 and 9 percent for participants age 65 or older. The rates were assumed to decrease gradually to 6 percent and 5 percent, respectively, in the year 2009 and remain at that level thereafter. At December 31, 1994, the 1995 annual rate of increase in the per capita cost of covered health care benefits was assumed to be 10 percent for participants under age 65 and 9 percent for participants age 65 or older. The rates were assumed to decrease gradually to 6 percent and 5 percent, respectively, in the year 2021 and remain at that level thereafter. A one percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation at December 31, 1995 by approximately 8 percent, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1995 by approximately 9 percent. The weighted average expected long-term rate of return on plan assets was 8 percent for 1995 and 9 percent for 1994. The trust holding the majority of the plan assets is not subject to federal income taxes.


                                                                   TRW INC.   33

Notes to Financial Statements

Debt and credit agreements


Short-term debt

In millions                                                       1995     1994

U.S. borrowings                                                   $ 13     $  -
Non-U.S. borrowings                                                120      122
                                                                  $133     $122

Long-term debt

In millions                                                       1995     1994

U.S. borrowings                                                   $  -     $ 26
Non-U.S. borrowings                                                 85      148
7.3% ESOP obligations due 1997                                      60       95
Medium-term notes:
 9.35% Notes due 2020 (due 2000 at option of note holder)          100      100
 9 3/8% Notes due 2021                                             100      100
 Other medium-term notes                                           234      309
Other                                                               42       73
Total long-term debt                                               621      851
Less current portion                                                80      157
                                                                  $541     $694


TRW maintains a committed U.S. revolving credit agreement with 17 banks. The agreement allows the company to borrow up to $550 million and extends through February 2000. The interest rate under the agreement is either a negotiated rate, the banks' prime rates, a rate based upon the banks' costs of funds in the secondary certificate of deposit market or a rate based upon an Interbank Offered Rate. TRW's commercial paper borrowings are supported by this agreement. At December 31, 1995, there were no outstanding borrowings under the U.S. revolving credit agreement. The weighted average interest rate on short-term borrowings outstanding at December 31, 1995 and 1994 is 7.6 and 7.2 percent, respectively.

The company also maintains a committed multi-currency revolving credit agreement with 13 banks. The agreement allows the company to borrow up to $200 million and extends through February 2000. The interest rate under the agreement is based on various interest rate indices. At December 31, 1995, there were no outstanding borrowings under the multi-currency credit agreement. At December 31, 1995, $41 million of short-term non-U.S. borrowings have been reclassified to long-term non-U.S. borrowings because the company intends to refinance these borrowings on a long-term basis and has the ability to do so under its multi-currency revolving credit agreement.

As of December 31, 1995, the company has interest rate swap agreements for notional borrowings of $135 million in which the company pays a fixed rate and receives a floating rate. The weighted average pay rate and receive rate under these agreements is 8.1 percent and 5.4 percent, respectively. These agreements mature at various dates through 1998.

The floating rates under the interest rate swap agreements are both based on commercial paper and LIBOR rates and have been calculated using these rates at December 31, 1995. Net payments or receipts under the agreements are recognized as an adjustment to interest expense. The company is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreements. No collateral is held in relation to the agreements and the company anticipates that the counterparties will satisfy their obligations under the agreements.

The other medium-term notes bear interest at rates ranging from 5.98 percent to
9.25 percent and mature at various dates through 2020.

Non-U.S. borrowings bear interest, stated in terms of the local currency borrowing, at rates ranging from 2.13 percent to 12.5 percent at December 31, 1995 and mature at various dates through 2004.


34   TRW INC.

The maturities of long-term debt are, in millions: 1996-$80; 1997-$76; 1998-$16; 1999-$16; 2000-$52; and $381 thereafter.

The indentures and other debt agreements impose, among other covenants, restrictions on funded debt and maintenance of minimum tangible net worth. Under the most restrictive interpretation of these covenants, the payment of dividends was limited to approximately $1,273 million at December 31, 1995.

Compensating balance arrangements and commitment fees were not material.

Lease commitments

TRW leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such leases, some of which are noncancelable and in many cases include renewals, expire at various dates. The company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $179 million for 1995, $164 million for 1994 and $162 million for 1993.

At December 31, 1995, future minimum lease payments for noncancelable operating leases totaled $388 million and are payable as follows: 1996-$98; 1997-$78; 1998-$52; 1999-$35; 2000-$28; and $97 thereafter.

Capital stock

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

Series 4 -- not convertible into common shares; redemption price and involuntary liquidation price of $125 per one one-hundredth of a share; annual dividend rate per one one-hundredth of a share of the lesser of $4.00 or the current dividend on common stock; no shares outstanding at December 31, 1995.

Common stock -- $0.625 par value; authorized 250 million shares; shares outstanding were reduced by treasury shares of .6 million in 1995 and .4 million in 1994.

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

At December 31, 1995, 6.8 million shares of common stock were reserved for the exercise and issuance of stock options and conversion of the Serial Preference Stock II, Series 1 and 3. There were .7 million shares of Cumulative Redeemable Serial Preference Stock II, Series 4, reserved for the shareholder purchase rights plan.

Stock options

TRW has granted incentive and nonqualified stock options to certain employees to purchase the company's common stock at the market price on the date of grant. TRW accounts for stock options in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Subject to certain exceptions, incentive stock options become exercisable to the extent of one-half of the optioned shares for each full year of employment following the date of grant, and


                                                                   TRW INC.   35

Notes to Financial Statements
nonqualified stock options granted prior to 1987 become exercisable to the extent of one-fourth of the optioned shares for each full year of employment following the date of grant. Nonqualified stock options granted after 1986 become exercisable to the extent of one-third of the optioned shares for each full year of employment following the date of grant. Generally, both incentive and nonqualified stock options expire 10 years after the date of grant.


                                        1995                        1994
                        Millions                     Millions
                        of shares   Option price     of shares   Option price
Outstanding at
 beginning of year        4.7     $39.285 to $65.75     4.5    $31.44  to $64.07
Granted                    .7           64.63            .9         65.75
Became exercisable         .3      44.125 to  65.75      .6     39.75  to  64.07
Exercised                  .7      39.285 to  65.75      .6     31.44  to  56.94
Canceled, expired or
 terminated                .1      39.285 to  65.75      .1     31.44  to  65.75
Outstanding at end
 of year                  4.6      39.75  to  65.75     4.7     39.285 to  65.75
Exercisable               3.3      39.75  to  65.75     3.8     39.285 to  64.07


At December 31, 1995, approximately 800 employees were participants in the plans. As of that date, the average exercise price of options outstanding was $52.89 per share and the expiration dates ranged from July 1996 to February 2005. The Company is currently planning to adopt the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" in 1996.

TRW grants performance share rights to certain employees under which the employees are entitled to receive shares of the company's common stock based on the achievement of a certain return on assets employed. The rights specify a target number of shares which the employee would receive for each year that goals for returns on assets employed are met. If the goals are exceeded, the employee could receive up to 200 percent of the target shares, with the excess over 100 percent payable in cash (unless the Compensation and Stock Option Committee of the Board of Directors determines to pay the excess in shares). If the goals are not met, the employee would receive fewer than the target shares or no shares. At December 31, 1995 and 1994, the target number of performance share rights granted to employees and still outstanding were .2 million and .4 million, respectively.

Contingencies

The company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. In addition, the company is conducting a number of environmental investigations and remedial actions at current and former company locations and, along with other companies, has been named a potentially responsible party for certain waste management sites. Each of these matters is subject to various uncertainties, and some of these matters may be resolved unfavorably to the company. The company has established accruals for matters that are probable and reasonably estimable including $84 million for environmental matters at December 31, 1995. The company believes that any liability that may result from the resolution of environmental matters for which sufficient information is available to support cost estimates will not have a material adverse effect on the company's financial position. However, the company cannot predict the effect on the company's financial position of expenditures for aspects of certain matters for which there is insufficient information. In addition, the company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters or the possible effect of compliance with environmental requirements imposed in the future.

Further, product liability claims may be asserted in the future for events not currently known by management. Although the ultimate liability from these potential claims cannot be ascertained at December 31, 1995, management does not anticipate that any related liability, after consideration of insurance recovery, would have a material adverse effect on the company's financial position.


36   TRW INC.

Industry segments

TRW Inc. is a global manufacturing and service company based in the United States. It is strategically focused on providing products and services in the automotive, space and defense, and information systems and services markets. The principal markets for the company's automotive products are North American, European and Asian original equipment manufacturers and independent distributors. Space and defense primarily provides products and services to the United States government, agencies of the United States government and commercial customers. Information systems and services provides information and services to businesses, credit-granting organizations, financial institutions, and individual consumers.

Automotive -- Occupant restraint systems, including sensors, air bag and seat belt systems; electrical and electronic controls. Steering systems, including power and manual rack and pinion steering for light vehicles, hydraulic steering systems for commercial truck and off-highway vehicles and suspension components. Engine valves and valve train parts, pistons, engineered fasteners, stud welding and control systems.

Space & Defense -- Spacecraft, including the design and manufacture of military and civilian spacecraft equipment, propulsion subsystems, electro-optical and instrument systems, spacecraft payloads, high-energy lasers and laser technology and other high-reliability components. Software and systems engineering support services in the fields of military command and control, earth observation, environmental monitoring and nuclear waste management, air traffic control, telecommunications, security and counterterrorism, undersea surveillance and other high-technology space, defense, and civil government support systems. Electronic systems, equipment and services, including the design and manufacture of space communication systems, airborne reconnaissance systems, unmanned aerial vehicles, avionics systems and other electronic technologies for tactical and strategic space, defense and selected commercial applications.

Information Systems & Services -- Information systems and services, including consumer and commercial credit information and related services, direct marketing, real estate information and services and imaging systems engineering and integration.


                                                                                Information       Company
                               Year ended                           Space &       Systems &       Staff &
In millions                   December 31         Automotive        Defense        Services        Other         Total

Sales                                1995           $6,468          $3,100          $  604         $   -        $10,172
                                     1994            5,679           2,812             596             -          9,087
                                     1993            4,538           2,792             618             -          7,948

Operating profit by                  1995           $  607          $  192          $   87         $(178)       $   708
segment (1)                          1994              476             175              96          (212)           535
                                     1993              309             199              74          (223)           359

Identifiable assets by               1995           $3,706          $1,113          $  661         $ 410        $ 5,890
segment (2)                          1994            3,481           1,111             622           422          5,636
                                     1993            3,004           1,253             752           327          5,336

Depreciation and                     1995           $  304          $  102          $   18         $   9        $   433
amortization of property,            1994              264             111              20             7            402
plant and equipment                  1993              238             116              26             8            388

Capital expenditures                 1995           $  314          $  114          $   19         $  38        $   485
                                     1994              388              98              18             2            506
                                     1993              367              90              23             2            482


(1) The "Company Staff & Other" column includes: (a) Company Staff and other expenses of $84, $111 and $91 million, (b) interest expense of $95, $105 and $138 million and (c) earnings from affiliates of $1, $4 and $6 million for each of the respective years. The total represents consolidated earnings before income taxes and cumulative effect of accounting change.

(2) The "Company Staff & Other" column includes: (a) Company Staff assets of $397, $380 and $317 million, (b) investment in affiliates of $49, $70 and $56 million and (c) eliminations of $(36), $(28) and $(46) million for each of the respective years. The total represents the consolidated total assets of the company.


                                                                   TRW INC.   37

Notes to Financial Statements

At December 31, 1995 and 1994, accounts receivable in the Automotive segment were $869 million and $774 million, respectively, and accounts receivable in the Space & Defense segment, principally from agencies of the U.S. Government, were $478 million and $491 million, respectively. The company generally does not require collateral from its customers.

Company Staff assets consist principally of cash and cash equivalents, current deferred income taxes and administrative facilities. Intersegment sales were not significant. Sales to agencies of the U.S. Government, primarily by the Space & Defense segment, were $2,899 million in 1995, $2,545 million in 1994 and $2,708 million in 1993. Sales to Ford Motor Company by the Automotive segment were $1,474 million in 1995, $1,363 million in 1994 and $1,096 million in 1993.

Geographic segments


                               Year ended         United                          Other             Company
In millions                   December 31         States            Europe        Areas          Staff & Other       Total

Sales                             1995            $6,816            $2,525        $ 831             $   -           $10,172
                                  1994             6,290             1,965          832                 -             9,087
                                  1993             5,643             1,522          783                 -             7,948

Operating profit by               1995            $  601            $  220        $  65             $(178)          $   708
segment (1)                       1994               528               143           76              (212)              535
                                  1993               461                50           71              (223)              359

Identifiable assets by            1995            $3,529            $1,465         $537             $ 359           $ 5,890
segment (2)                       1994             3,444             1,289          531               372             5,636
                                  1993             3,536             1,047          461               292             5,336


TRW's operations are located primarily in the United States and Europe. Interarea sales are not significant to the total revenue of any geographic area.

(1) The "Company Staff & Other" column includes: (a) Company Staff and other expenses of $84, $111 and $91 million, (b) interest expense of $95, $105 and $138 million and (c) earnings from affiliates of $1, $4 and $6 million for each of the respective years. The total represents consolidated earnings before income taxes and cumulative effect of accounting change.

(2) The "Company Staff & Other" column includes: (a) Company Staff assets of $397, $380 and $317 million (b) investment in affiliates of $49, $70 and $56 million and (c) eliminations of $(87), $(78) $(81) million for each of the respective years. The total represents the consolidated total assets of the company.


38   TRW INC.

Events subsequent to date of independent auditors' report (unaudited)

In February 1996, the company entered into an agreement to sell substantially all of the businesses in the Information Systems and Services segment. The sale, which is expected to result in a gain, is subject to corporate and regulatory approval and other conditions.

On February 7, 1996, the Board of Directors authorized the company to repurchase up to 10 million shares of TRW common stock on the open market. The company plans to purchase the shares from time to time, depending on market conditions.

Quarterly financial information (unaudited)


In millions except per share data
                                                       First              Second               Third              Fourth
                                                  1995      1994      1995      1994      1995      1994      1995      1994
                                                                                                               (A)

Sales                                            $2,596    $2,159    $2,712    $2,317    $2,401    $2,165    $2,463    $2,446
Gross profit                                        523       439       528       471       459       451       472       456
Earnings before income taxes                        190       107       197       139       143       133       178       156
Net earnings                                        115        64       123        87        93        82       115       100
Net earnings per share
  Fully diluted                                    1.72       .97      1.81      1.31      1.41      1.24      1.68      1.49
  Primary                                          1.74       .97      1.84      1.33      1.39      1.26      1.72      1.49

(A) Earnings before income taxes included a $35 million gain ($23 million after taxes, 34 cents per share) related to an insurance claim settlement and a $31 million charge ($20 million after taxes, 30 cents per share) related to certain contract reserves.

Stock prices and dividends (unaudited)

The book value per common share at December 31, 1995 was $32.97 compared to $27.91 at the end of 1994. Our directors declared the 230th consecutive quarterly dividend during December 1995. Dividends declared per share in 1995 were $2.10, up 7 percent from $1.97 in 1994. The following table highlights the market prices of our common and preference stocks and dividends paid for the quarters of 1995 and 1994.


                                                              Price of                      Price of                Dividends
                                                            traded shares                 traded shares          paid per share
                                         Quarter                1995                          1994               1995      1994
                                                        High            Low           High            Low

Common stock                                1          $70            $61-3/4        $77-1/2        $65-3/4     $  .50    $  .47
Par value $0.625 per share                  2           81-3/4         67             71-1/4         61            .50       .47
                                            3           82-5/8         71-3/8         75-1/8         63-5/8        .50       .50
                                            4           78-5/8         64-1/8         74-3/4         62            .55       .50

Cumulative Serial                           1           350            225            326            320          1.10      1.10
Preference Stock II                         2           349-1/4        348            350            250          1.10      1.10
$4.40 Convertible                           3           336-1/2        336-1/2        325            325          1.10      1.10
Series 1                                    4           325-5/8        300-5/8        316            275          1.10      1.10

Cumulative Serial                           1           236            236            256-1/2        256-1/2      1.125     1.125
Preference Stock II                         2           292-1/4        265            244            232          1.125     1.125
$4.50 Convertible                           3           288            283            272            272          1.125     1.125
Series 3                                    4           290            254            238            232          1.125     1.125


The $4.40 Convertible Series 1 was not actively traded during the first quarter of 1995. The prices shown represent the range of asked(high) and bid(low) quotations.


                                                                   TRW INC.   39

Management and Auditors' Report
_______________________________________________________________________________

REPORT OF MANAGEMENT
_______________________________________________________________________________

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

TRW has an audit committee composed of four directors who are not members of management. The committee meets regularly with management, the internal auditors and the independent auditors in connection with its review of matters relating to the company's financial statements, the company's internal audit program, the company's system of internal accounting controls and the services of the independent auditors. The committee also meets with the internal auditors as well as the independent auditors, without management present, to discuss appropriate matters. The committee also recommends to the directors the designation of the independent auditors.

 /s/ Joseph T. Gorman     /s/ Ronald D. Sugar             /s/ Carl G. Miller

 Joseph T. Gorman         Ronald D. Sugar                 Carl G. Miller
 Chairman and Chief       Executive Vice President        Vice President and
 Executive Officer        and Chief Financial Officer     Corporate Controller

January 23, 1996
_______________________________________________________________________________

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
_______________________________________________________________________________

Shareholders and Directors
TRW Inc.

We have audited the accompanying consolidated balance sheets of TRW Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, cash flows and changes in shareholders' investment for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TRW Inc. and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in the notes to financial statements, effective January 1, 1993, the company changed its method of accounting for postemployment benefits.

/s/ Ernst & Young, LLP

Cleveland, Ohio
January 23, 1996

40   TRW Inc.