Form 10-K405, Exhibit 13
period 1996-12-31
TRW INC
filed 1997-03-20
CIK 100030

                                                                      Exhibit 13

Management's Discussion and Analysis of the
Results of Operations and Financial Condition                           TRW Inc.

RESULTS OF OPERATIONS

Record sales in 1996 resulted in the company reporting the highest net earnings in its history, exceeding the previous records achieved in 1995. In addition, the company's liquidity and financial condition improved significantly during 1996, positioning the company to achieve strong future growth.

Consolidated sales in 1996 of $9.9 billion represented a 3 percent increase over 1995 sales of $9.6 billion. Compared to 1994 sales of $8.5 billion, 1996 sales increased 16 percent. Net earnings in 1996 of $480 million exceeded earnings of $446 million in 1995 and $333 million in 1994. Fully diluted earnings per share were $3.60 in 1996, $3.31 in 1995 and $2.50 in 1994. The earnings per share amounts have been restated to reflect the company's stock dividend.

CONSOLIDATED SALES IN BILLIONS
------------------------------
     94        $8.5
     95        $9.6
     96        $9.9

NET EARNINGS IN MILLIONS
------------------------
     94        $333
     95        $446
     96        $480

FULLY DILUTED EARNINGS PER SHARE
--------------------------------
     94        $2.50
     95        $3.31
     96        $3.60

The 1996 results included three special items. First, the company sold its information services business for proceeds of $1.1 billion resulting in a gain of $484 million ($260 million after tax, or $1.95 per share). Second, the company recorded charges of $314 million ($202 million after tax, or $1.52 per share) primarily for actions taken, in part, to enhance the company's competitiveness. And third, the company applied the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," resulting in the recognition of $71 million ($50 million after tax, or $.37 per share) of impairment losses. The losses were primarily a result of technological changes and the decision to close certain facilities in the Automotive segment.

Automotive Segment
Sales in 1996 rose to a record $6.49 billion from the 1995 sales level of $6.47 billion. The increase in sales resulted primarily from higher volume in virtually all product lines partially offset by lower pricing and the effect of unfavorable exchange rates. Operating profit in 1996 was $319 million compared to $607 million in 1995. Included in 1996 operating profit was $290 million of charges relating to asset impairments and writedowns, consolidation of manufacturing plants, severance costs and litigation and warranty expenses. Excluding these charges, operating profit in 1996 was $609 million. The increase in operating profit was primarily due to the effect of aggressive cost reductions and the introduction of new inflator technologies which more than offset the effects of lower pricing and new product development costs.

  SALES IN BILLIONS
-----------------------
     94        $5.68
     95        $6.47
     96        $6.49

Sales of $6.47 billion in 1995 represented a 14 percent increase over 1994 sales of $5.68 billion. Operating profit in 1995 increased 28 percent to $607 million from the $476 million reported in 1994. The increase in sales and operating profit was the result of higher volume in the North American air bag and steering systems businesses and all European automotive businesses, primarily in air bag and steering systems. Favorable exchange rates also contributed to the sales increase.

OPERATING PROFIT IN MILLIONS
----------------------------
     94        $476
     95        $607
     96        $319

The company has invested and expects to continue to invest in areas of significant potential growth, such as smart restraint systems, side-impact air bags, power rack and pinion steering, electrically assisted steering and advanced electronic components. TRW will continue to take advantage of opportunities to enhance its global

Management's Discussion and Analysis
of the Results of Operations and Financial Condition                    TRW Inc.


                       RESULTS OF OPERATIONS (CONTINUED)

competitiveness through internal growth and strategic alliances. Examples of the progress made during 1996 include the formation of 10 alliances, joint ventures and acquisitions in 7 countries and the acquisition of a producer of steering wheel systems. In addition, we completed in February 1997, the acquisition of an eighty percent equity interest in the air bag and steering wheel businesses of Magna International. These operations supply air bag modules, inflators, propellants, steering wheels and other related automotive components. TRW and Magna also agreed to form a strategic alliance for the design, development and production of automotive products for the global market. Under this alliance, TRW will lead development efforts in occupant restraint systems, including air bags, seatbelts, inflators, sensors and steering wheels.

The company anticipates that 1997 North American automotive and light truck production will be stable with the 1996 levels. We foresee modest production growth in Western Europe and strong growth in the emerging markets of Eastern Europe and Asia. Strong price pressure is expected to continue across all product lines. Productivity improvements, material cost reductions and the introduction of new, lower cost technologies will be the main initiatives taken to mitigate the price pressure.

Space and Defense Segment
Driven by new contract awards, sales in 1996 increased 9 percent to $3.36 billion compared to $3.10 billion in 1995 and was the third consecutive year of sales growth. Operating profit in 1996 was $157 million compared to $192 million in 1995. The lower operating profit was due primarily to the effect of program reserves more than offsetting the profit from the higher sales volume. Included in 1996 and 1995 operating profit were $90 million and $30 million, respectively, of charges related primarily to contract reserves.

   SALES IN BILLIONS
-------------------------
     94        $2.81
     95        $3.10
     96        $3.36

Sales in 1995 increased 10 percent to $3.10 billion from the $2.81 billion reported in 1994. Operating profit of $192 million was 10 percent higher than 1994's operating profit of $175 million. The strong sales growth resulting from new contract awards and existing business more than offset the effect of contracts nearing completion. The increase in operating profit resulted primarily from the absence of investments for new business initiatives partially offset by lower fee accruals during the early period of new programs and the net effect of program reserves.

OPERATING PROFIT IN MILLIONS
----------------------------
     94        $175
     95        $192
     96        $157


Continuing pressure on the Department of Defense, NASA and other U.S. Government agency budgets could affect the level of future revenues and operating profits. However, government funding for all major TRW contracts appears to be stable, and the company does not anticipate any unfavorable effect on operations relating to program terminations or budget reallocations. The diversity of our programs helps insulate the company from funding fluctuations on any given contract. We feel that our business is well positioned for growth in our traditional federal government markets, as well as our targeted commercial and international markets. We remain focused on bidding and winning new contracts and on continuing to provide outstanding products and services to our customers.

Backlog estimates at the end of 1996 totaled a record $5.30 billion, up 4 percent from $5.12 billion at the end of 1995. The backlog growth was driven by a number of key program awards in both defense and non-defense related markets. Furthermore, our reported backlog has grown by 29 percent since 1994, an impressive statistic considering the reduction in total defense outlays that has occurred during this period. Reported backlog at the end of 1996 does not include $2.9 billion of negotiated and priced, but not exercised, options for defense and non-defense programs. The exercise of the options is at the discretion of the customer and, as in the case of Government contracts generally, dependent on future government funding.

Special Items
During 1996, the company recorded charges totaling $314 million ($202 million after tax, or $1.52 per share). The charges were taken primarily for actions to enhance the company's competitiveness. The company believes these actions will provide for a strong future with solid growth. As a result of these actions, several manufacturing facilities located throughout the world will be closed or consolidated, and employment company-wide will be

Management's Discussion and Analysis of the Results
of Operations and Financial Condition                                   TRW Inc.

                       RESULTS OF OPERATIONS (CONTINUED)

reduced by approximately 2,500 people. Refer to the "Special charges" footnote in the Notes to Financial Statements for further discussion.

Discontinued Operations
During 1996, the company sold its information services business receiving proceeds of $1.1 billion. This sale resulted in a gain of $484 million ($260 million after tax, or $1.95 per share). The proceeds from the sale were used to repay debt, to fund investment opportunities and to repurchase the company's Common Stock. The operating results of the information services business and the related transaction gain are reflected as discontinued operations for all periods presented in the financial statements.

Interest Expense
Interest expense in 1996 was $84 million compared to $95 million in 1995 and $105 million in 1994. The decrease in interest expense in 1996 was primarily due to lower average debt levels. The decrease in interest expense from 1994 to 1995 was due to lower average debt levels partially offset by higher U.S. interest rates.

Income Taxes
The effective tax rate on continuing operations was 39.6 percent compared to
36.8 percent in 1995 and 36.4 percent in 1994. The higher effective tax rate in 1996 was primarily due to the absence of a current tax benefit for certain of the special charges taken during 1996.

Shareholders' Investment
On October 23, 1996, the company's Board of Directors authorized a two-for-one stock split effected in the form of a stock dividend. Accordingly, all references to the number of shares and per share amounts have been restated to give retroactive recognition to the stock dividend.

International Operations
International sales were $3.94 billion, or 40 percent of TRW sales in 1996; $3.92 billion, or 41 percent of sales in 1995; and $3.11 billion, or 37 percent of sales in 1994. U.S. export sales included in those amounts were $764 million in 1996, $813 million in 1995 and $595 million in 1994. Most of TRW's non-U.S. operations are included in the Automotive segment and are located in Europe, Canada, Brazil and the Pacific Basin. TRW's non-U.S. operations are subject to the usual risks that may affect such operations; however, most of the assets of its non-U.S. operations are in countries where the company believes such risks to be minimal.

Liquidity and Financial Position
Cash flow from operations in 1996 of $711 million and net divestiture proceeds of $789 million were used primarily for capital expenditures of $500 million, reacquisition of common stock of $361 million, dividend payments of $148 million and the repayment of debt of $167 million. Net debt at December 31, 1996, was $196 million compared to $692 million at the end of 1995. The ratio of net debt (short-term debt, current portion of long-term debt and long-term debt less cash and cash equivalents) to total capital (net debt, minority interests and shareholders' investment) was 8 percent at December 31, 1996, compared to 24 percent at December 31, 1995. The percentage of fixed-rate debt to total debt was 86 percent at the end of 1996.

During 1996, 7.9 million shares of TRW Common Stock were repurchased for approximately $366 million, of which $5 million was settled in January 1997. Pursuant to a Board of Directors authorization, the company may repurchase up to an additional 12 million shares of TRW Common Stock. The company plans to purchase the additional shares from time to time, depending on market conditions.

TRW's non-U.S. operations are generally financed by borrowings from banks or through intercompany loans in the local currency of the borrower and by equity capital invested by TRW and minority shareholders. There are no significant restrictions on the remittance of funds by the company's non-U.S. subsidiaries to the United States. A discussion of TRW's credit facilities is contained in the "Debt and credit agreements" footnote in the Notes to Financial Statements.

The company is subject to inherent risks attributed to operating in a global economy. It is the company's policy to utilize derivative financial instruments to manage its interest rate and foreign currency exchange risks. The company uses derivatives to hedge its exposure to short-term interest rate changes as a lower cost substitute for the issuance of fixed-rate debt after taking into consideration account-related counterparty risk. The company manages cash flow transactional foreign exchange risk pursuant to a written corporate policy. Forward contracts and to a lesser extent options are utilized to protect the company's cash flow from adverse movements in exchange rates. The company is exposed to credit loss in the event of nonperformance by the counterparties to the derivative financial instruments. The company diversifies the counterparties used and has minimum credit standards for counterparties as a means

Management's Discussion and Analysis of the
Results of Operations and Financial Condition                          TRW Inc.

                       RESULTS OF OPERATIONS (CONTINUED)

to limit this exposure and anticipates that the counterparties will fully satisfy their obligations under the contracts. Derivative financial instruments are viewed by the company as a risk management tool and are not used for speculative or trading purposes. The effect of derivative transactions on the company's net earnings for each of the three years in the period ended December 31, 1996, is not material.

Capital expenditures were $500 million in 1996, $466 million in 1995 and $488 million in 1994. The company will maintain a capital program with estimated capital expenditures for 1997 totaling about $475 million. Approximately two-thirds of these expenditures will be invested in the Automotive segment and one-third in the Space and Defense segment. The company will continue to invest in its automotive growth businesses, including air bag systems, power rack and pinion steering and automotive electronics technology. Space and defense expenditures will be used to support major new contract awards and our existing business base as well as to support research and development of next generation technologies.

In addition to the planned level of 1997 capital expenditures discussed above, the company plans to invest in new investment opportunities. These investment opportunities currently include the acquisition of the Magna International businesses, with a cost of approximately $450 million. In addition, we expect to continue our involvement in Odyssey, a venture for which TRW is building a satellite-based personal communications system. In January 1997, Odyssey entered into a memorandum of understanding with ChinaSat, a wholly-owned subsidiary of China's Ministry of Post and Telecommunications. The agreement gives ChinaSat exclusive rights to distribute Odyssey satellite-based cellular phone, fax and data services in the People's Republic of China. The level of TRW's investment in Odyssey will be determined during 1997.

We believe the company's current financial position and financing arrangements allow flexibility in worldwide financing activities and permit us to respond to changing conditions in credit markets. The existing arrangements are not indicative of the company's potential borrowing capacity. We believe that funds generated from operations and existing borrowing capacity are adequate to fund the current share repurchase program and support and finance planned growth, capital expenditures, company-sponsored research and development programs and dividend payments to shareholders.

Other Matters
Federal, state and local requirements relating to the discharge of materials into the environment, or otherwise relating to the protection of the environment, have had and will continue to have an effect on TRW and its operations. The company is conducting a number of environmental investigations and remedial actions at current and former company locations and, along with other companies, has been named a potentially responsible party for certain waste management sites. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the company. A reserve estimate for each matter is established using standard engineering cost estimating techniques. In the determination of such costs, consideration is given to professional judgment of company environmental engineers in consultation with outside environmental specialists when necessary. At multi-party sites, the reserve estimate also reflects the expected allocation of total project costs among the various potentially responsible parties. At December 31, 1996, the company had reserves for environmental matters of $77 million, including $7 million of additional accruals recorded during the year. The company aggressively pursues reimbursement for environmental costs from its insurance carriers. However, insurance recoveries are not recorded as a reduction of environmental costs until they are fixed and determinable. At December 31, 1996, the "Other assets" caption on the balance sheet includes $36 million of insurance recoveries related to environmental matters. The company believes that any liability that may result from the resolution of environmental matters for which sufficient information is available to support these cost estimates will not have a material adverse effect on the company's future results of operations and cash flows. However, the company cannot predict the effect on the company's future results of operations and cash flows of expenditures for aspects of certain matters for which there is insufficient information. In addition, the company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters on the company's future results of operations and cash flows or the possible effect of compliance with environmental requirements imposed in the future.

During 1996, the company was advised by the Department of Justice that it had been named as a defendant in two lawsuits brought by a former employee and filed under seal under the QUI TAM provisions of the civil False Claims Act. Refer to the "Contingencies" footnote in the Notes to Financial Statements for further discussion.

Financial Statements                                                   TRW Inc.


STATEMENTS OF EARNINGS
-----------------------------------------------------------------------------------------------------
   TRW Inc. and subsidiaries
-----------------------------------------------------------------------------------------------------
   In millions except per share data
---------------------------------------------------------------------------------------------------
   Years ended December 31                                       1996            1995           1994
----------------------------------------------------------------------------------------------------
   Sales                                                        $9,857         $9,568         $8,491
   Cost of sales                                                 8,376          7,857          6,936
-----------------------------------------------------------------------------------------------------
   Gross profit                                                  1,481          1,711          1,555

   Administrative and selling expenses                             613            592            597
   Research and development expenses                               412            392            390
   Interest expense                                                 84             95            105
   Other expense(income)-net                                        70              7             27
----------------------------------------------------------------------------------------------------
   Earnings from continuing operations
    before income taxes                                            302            625            436
   Income taxes                                                    120            230            159
----------------------------------------------------------------------------------------------------
   Earnings from continuing operations                             182            395            277
   Discontinued operations:
    Earnings from operations                                        38             51             56
    Gain on disposal                                               260              -              -
----------------------------------------------------------------------------------------------------
   Net earnings                                                $   480         $  446         $  333
-----------------------------------------------------------------------------------------------------

   Per share of common stock
   Fully diluted
    Continuing operations                                        $1.37         $ 2.93         $ 2.09
    Discontinued operations:
     Earnings from operations                                      .28            .38            .41
     Gain on disposal                                             1.95              -              -
----------------------------------------------------------------------------------------------------
   Net earnings per share                                        $3.60         $ 3.31         $ 2.50
----------------------------------------------------------------------------------------------------

   Primary
    Continuing operations                                        $1.38         $ 2.96         $ 2.10
    Discontinued operations:
     Earnings from operations                                      .29            .38            .42
     Gain on disposal                                             1.97              -              -
----------------------------------------------------------------------------------------------------
   Net earnings per share                                        $3.64         $ 3.34         $ 2.52
----------------------------------------------------------------------------------------------------

 See notes to financial statements.

Financial Statements                                                    TRW Inc.

BALANCE SHEETS
--------------------------------------------------------------------------------------
   TRW Inc. and subsidiaries
------------------------------------------------------------------------------------
   In millions
------------------------------------------------------------------------------------
   December 31                                                  1996           1995
-----------------------------------------------------------------------------------

   Assets
   Current assets
    Cash and cash equivalents                                 $  386         $   59
    Accounts receivable, net of allowances of
     $18 million and $16 million                               1,378          1,327
    Inventories
     Finished products and work in process                       295            294
     Raw materials and supplies                                  229            236
------------------------------------------------------------------------------------
    Total inventories                                            524            530
    Prepaid expenses                                              69             67
    Deferred income taxes                                        424            217
------------------------------------------------------------------------------------
   Total current assets                                        2,781          2,200


   Property, plant and equipment-on the basis of cost
    Land                                                         108            108
    Buildings                                                  1,584          1,553
    Machinery and equipment                                    4,188          4,049
------------------------------------------------------------------------------------
                                                               5,880          5,710
    Less accumulated depreciation and amortization             3,400          3,199
------------------------------------------------------------------------------------
   Total property, plant and equipment-net                     2,480          2,511


   Intangible assets
    Intangibles arising from acquisitions                        258            245
    Other                                                         31             36
------------------------------------------------------------------------------------
                                                                 289            281
    Less accumulated amortization                                 78             78
-----------------------------------------------------------------------------------
   Total intangible assets-net                                   211            203

   Other assets                                                  427            317
   Net assets of discontinued operations                           -            439
------------------------------------------------------------------------------------
                                                              $5,899         $5,670
------------------------------------------------------------------------------------

Financial Statements                                                    TRW Inc.



Balance Sheets (continued)
--------------------------------------------------------------------------------
   TRW Inc. and subsidiaries
--------------------------------------------------------------------------------
   In millions
--------------------------------------------------------------------------------
   December 31                                          1996           1995
--------------------------------------------------------------------------------
   Liabilities and shareholders' investment
   Current liabilities
    Short-term debt                                   $   52         $  133
    Accrued compensation                                 386            349
    Trade accounts payable                               781            776
    Other accruals                                       775            484
    Dividends payable                                     39             36
    Income taxes                                          52             26
    Current portion of long-term debt                     72             79
-------------------------------------------------------------------------------
   Total current liabilities                           2,157          1,883




   Long-term liabilities                                 767            779

   Long-term debt                                        458            539

   Deferred income taxes                                 272            250

   Minority interests in subsidiaries                     56             47



   Shareholders' investment
    Serial Preference Stock II (involuntary
     liquidation $8 million and $9 million)                1              1
    Common stock (shares outstanding 126.1 million
     and 131.2 million)                                   80             40
    Other capital                                        437            398
    Retained earnings                                  1,978          1,688
    Cumulative translation adjustments                    47             76
    Treasury shares - cost in excess of par value       (354)           (31)
---------------------------------------------------------------------------------
   Total shareholders' investment                      2,189          2,172
---------------------------------------------------------------------------------
                                                      $5,899         $5,670
---------------------------------------------------------------------------------

   See notes to financial statements.

Financial Statements                                                    TRW Inc.


Statements of Cash Flows
-----------------------------------------------------------------------------------------------
   TRW Inc. and subsidiaries
-----------------------------------------------------------------------------------------------
   In millions
------------------------------------------------------------------------------------------------
   Years ended December 31                                  1996            1995           1994
------------------------------------------------------------------------------------------------
   Operating activities
    Net earnings                                          $  480          $  446          $ 333
    Adjustments to reconcile net earnings to
     net cash provided by continuing operations:
      Discontinued operations                               (298)            (51)           (56)
      Depreciation and amortization                          452             424            391
      Deferred income taxes                                 (182)             45             16
      Other-net                                               23              29             22
    Changes in assets and liabilities, net of
     effects of businesses acquired or sold:
      Accounts receivable                                    (46)            (61)          (110)
      Inventories and prepaid expenses                         8             (68)           (36)
      Accounts payable and other accruals                    298              28            268
      Other-net                                              (24)            (44)            38
------------------------------------------------------------------------------------------------
   Net cash provided by operating activities
    of continuing operations                                 711             748            866
   Net cash provided by discontinued operations                -              28             87
------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                 711             776            953

   Investing activities
    Capital expenditures                                    (500)           (466)          (488)
    Net proceeds from divestitures                           789               9             12
    Other-net                                                (42)              4            (31)
------------------------------------------------------------------------------------------------
   Net cash provided by(used in) investing activities        247            (453)          (507)

   Financing activities
    Decrease in short-term debt                             (127)            (47)          (270)
    Proceeds from debt in excess of 90 days                   51              36            174
    Principal payments on debt in excess of 90 days          (91)           (207)          (151)
    Dividends paid                                          (148)           (134)          (126)
    Reacquisition of common stock                           (361)            (16)             -
    Other-net                                                 51              25              8
------------------------------------------------------------------------------------------------
   Net cash used in financing activities                    (625)           (343)          (365)
   Effect of exchange rate changes on cash                    (6)            (30)           (35)
------------------------------------------------------------------------------------------------
   Increase(decrease) in cash and cash equivalents           327             (50)            46
   Cash and cash equivalents at beginning of year             59             109             63
------------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of year               $  386          $   59          $ 109
------------------------------------------------------------------------------------------------

   Supplemental Cash Flow Information
   Interest paid (net of amount capitalized)              $   89          $   88          $ 112
   Income taxes paid (net of refunds)                     $  615          $  239          $  93
------------------------------------------------------------------------------------------------

   For purposes of the statements of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

   See notes to financial statements.

Financial Statements                                                   TRW Inc.


Statements of Changes in Shareholders' Investment
------------------------------------------------------------------------------------------------------
   TRW Inc. and subsidiaries
------------------------------------------------------------------------------------------------------
   In millions
------------------------------------------------------------------------------------------------------
   Years ended December 31                                       1996          1995             1994
------------------------------------------------------------------------------------------------------

   Serial Preference Stock II
   Series 1
   Balance at January 1 and December 31                       $     -        $    -           $    -
------------------------------------------------------------------------------------------------------
   Series 3
   Balance at January 1 and December 31                             1             1                1
------------------------------------------------------------------------------------------------------

   Common stock
   Balance at January 1                                            40            40               40
   Stock dividend                                                  42             -                -
   Purchase of shares and other                                    (2)            -                -
------------------------------------------------------------------------------------------------------
   Balance at December 31                                          80            40               40
------------------------------------------------------------------------------------------------------

   Other capital
   Balance at January 1                                           398           354              293
   Sale of stock and other                                         39            44               61
------------------------------------------------------------------------------------------------------
   Balance at December 31                                         437           398              354
------------------------------------------------------------------------------------------------------

   Retained earnings
   Balance at January 1                                         1,688         1,383            1,178
   Net earnings                                                   480           446              333
   Stock dividend and other                                       (39)           (3)               -
   Dividends declared
    Preference stock                                               (1)           (1)              (1)
    Common stock ($1.17, $1.05 and $.985 per share)              (150)         (137)            (127)
------------------------------------------------------------------------------------------------------
   Balance at December 31                                       1,978         1,688            1,383
------------------------------------------------------------------------------------------------------

   Cumulative translation adjustments
   Balance at January 1                                            76            66               36
   Translation adjustments                                        (29)           10               30
------------------------------------------------------------------------------------------------------
   Balance at December 31                                          47            76               66
------------------------------------------------------------------------------------------------------

   Treasury shares-cost in excess of par value
   Balance at January 1                                           (31)          (22)             (14)
   ESOP funding                                                    17            17                -
   Purchase of shares                                            (372)          (26)              (8)
   Sold under stock options                                        32             -                -
------------------------------------------------------------------------------------------------------
   Balance at December 31                                        (354)          (31)             (22)
------------------------------------------------------------------------------------------------------
   Total shareholders' investment                              $2,189        $2,172           $1,822
------------------------------------------------------------------------------------------------------

   See notes to financial statements.

Notes to Financial Statements                                           TRW Inc.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation -- The financial statements include the accounts of the company and its subsidiaries except for two insurance subsidiaries. The wholly-owned insurance subsidiaries and the majority of investments in affiliated companies, which are not significant individually or in the aggregate, are accounted for by the equity method.

Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of December 31, 1996 and 1995, respectively, and reported amounts of sales and expenses for the years ended December 31, 1996, 1995 and 1994, respectively. Actual results could differ from those estimates.

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

Accounts receivable -- Accounts receivable at December 31, 1996 and 1995, included $547 million and $496 million, respectively, related to long-term contracts, of which $257 million and $253 million, respectively, were unbilled. Unbilled costs, fees and claims represent revenues earned and billable in the following month as well as revenues earned but not billable under terms of the contracts. A substantial portion of such amounts is expected to be billed during the following year. Retainage receivables and receivables subject to negotiation are not significant.

Inventories -- Inventories are stated at the lower of cost, principally the first-in, first-out (FIFO) method, or market. Inventories applicable to long-term contracts are not significant.

Depreciation -- Depreciation is computed over the asset's estimated useful lives using the straight-line method for the majority of the company's depreciable assets. The remaining assets are depreciated using accelerated methods.

Asset impairment -- In accordance with FASB Statement (FAS) No. 121, the company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired and the undiscounted net cash flows estimated to be generated by those assets are less than their carrying amounts. During 1996, the company recognized $71 million of impairment losses, including $15 million recognized upon the initial application of FAS 121, which are reflected primarily in the cost of sales caption in the Statements of Earnings. The losses were primarily a result of technological changes and the decision to close certain facilities in the Automotive segment and were calculated using the present value of the estimated future net cash flows as the asset's fair value.

Intangible assets -- Intangible assets are stated on the basis of cost. Intangibles arising from acquisitions prior to 1971 ($49 million) are not being amortized because there is no indication of diminished value. Intangibles arising from acquisitions after 1970 are being amortized by the straight-line method principally over 40 years. The carrying value of intangible assets is assessed for impairment on a quarterly basis.

Forward exchange contracts -- The company enters into forward exchange contracts the majority of which hedge firm foreign currency commitments and certain intercompany transactions. At December 31, 1996, the company had contracts outstanding amounting to approximately $244 million denominated in the German mark, the U.S. dollar, the British pound and the Italian lira, maturing at various dates through December 1997. Changes in market value of the contracts are generally included in the basis of the transactions. The company is exposed to credit loss in the event of nonperformance by the counterparties to the foreign exchange contracts. No collateral is held in relation to the contracts, and the company anticipates that the counterparties will satisfy their obligations under the contracts.

Fair values of financial instruments --
------------------------------------------------------------------------------------------------------
   In millions                                                  1996                      1995
------------------------------------------------------------------------------------------------------
                                                         Carrying      Fair       Carrying      Fair
                                                           value       value        value       value
------------------------------------------------------------------------------------------------------
   Cash and cash equivalents                               $386       $ 386          $59        $ 59
   Short-term debt                                           52          52          133         133
   Floating rate long-term debt                              31          31           73          73
   Fixed rate long-term debt                                499         553          545         630
   Interest rate swaps - (liability)                          -          (1)           -          (2)
   Forward currency exchange contracts -asset(liability)      -          (4)           -           1
------------------------------------------------------------------------------------------------------

Notes to Financial Statements                                           TRW Inc.

The fair value of long-term debt was estimated using a discounted cash flow analysis, based on the company's current borrowing rates for similar types of borrowing arrangements. The fair value of interest rate swaps and forward currency exchange contracts is estimated based on quoted market prices of offsetting contracts.

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

Earnings per share -- Fully diluted earnings per share have been computed based on the weighted average number of shares of common stock outstanding during each year, including common stock equivalents (stock options) and assuming the conversion of the Serial Preference Stock II - Series 1 and 3. Primary earnings per share have been computed based on the weighted average number of shares of common stock outstanding during each year, including common stock equivalents. On October 23, 1996, the company's Board of Directors authorized a two-for-one stock split effected in the form of a stock dividend to shareholders of record as of November 8, 1996. A total of 66.7 million additional common shares were issued on December 9, 1996, in conjunction with the stock dividend. As a result, $42 million was transferred from retained earnings to common stock. All historical share and per share amounts have been restated to reflect retroactively the stock dividend.

RESEARCH AND DEVELOPMENT


----------------------------------------------------------------------------------------------------
   In millions                                                   1996            1995           1994
-----------------------------------------------------------------------------------------------------
   Customer-funded                                             $1,425          $1,360         $1,157
   Company-funded
    Research and development                                      412             392            390
    Product development                                           144             130            108
----------------------------------------------------------------------------------------------------
                                                                  556             522            498
-----------------------------------------------------------------------------------------------------
                                                               $1,981          $1,882         $1,655
-----------------------------------------------------------------------------------------------------


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


DISCONTINUED OPERATIONS

During 1996, the company sold substantially all of the businesses in its Information Systems and Services segment. The financial statements reflect as discontinued operations for all periods presented that segment's net assets and operating results, as well as the related transaction gain. Related footnotes have been restated to reflect only continuing operations.

Net proceeds of approximately $1.1 billion in cash resulted in a gain of $484 million ($260 million after tax, or $1.95 per share). Sales of the discontinued operations were $453 million, $604 million, and $596 million in 1996, 1995, and 1994, respectively.

Net assets of discontinued operations of $439 million at December 31, 1995, consisted primarily of goodwill and capitalized data files.

Notes to Financial Statements                                           TRW Inc.

SPECIAL CHARGES

During 1996, the company recorded before-tax charges of $385 million ($252 million after tax, or $1.89 per share) primarily for actions taken in the automotive and space and defense businesses. As a result of these actions, several manufacturing facilities throughout the world will be closed or consolidated, and employment company-wide will be reduced by approximately 2,500 people.

The components of the charge include severance costs of $40 million, contract reserves of $99 million, litigation and warranty expenses of $127 million, asset writedowns of $96 million, and other items of $23 million. Cash expenditures made in 1996 for these actions were insignificant. Cash expenditures related to the severance costs are anticipated to be substantially completed by the end of 1997.

The charges are included in the Statements of Earnings as follows: $321 million included in cost of sales; $18 million included in interest expense; $65 million included in other expense(income)-net; and a reduction of $19 million included in other captions.

For balance sheet purposes, other accruals in 1996 include $225 million relating to these charges.

OTHER EXPENSE(INCOME)-NET

-----------------------------------------------------------------------------------------------------
   In millions                                                   1996            1995           1994
------------------------------------------------------------------------------------------------------
   Other income                                                 $ (63)          $ (33)         $ (60)
   Other expense                                                  130              36             54
   Gain on sale of assets                                          (4)             (6)           (10)
   Foreign currency translation                                     7              10             43
-----------------------------------------------------------------------------------------------------
                                                                $  70           $   7          $  27
-----------------------------------------------------------------------------------------------------

Other expense in 1996 includes $65 million of special charges. Refer to the "Special charges" footnote.




INCOME TAXES


-----------------------------------------------------------------------------------------------------
   Earnings from continuing operations before income taxes
-----------------------------------------------------------------------------------------------------
   In millions                                                   1996            1995           1994
-----------------------------------------------------------------------------------------------------
   U.S.                                                         $ 133           $ 428          $ 288
   Non-U.S.                                                       169             197            148
-----------------------------------------------------------------------------------------------------
                                                                $ 302           $ 625          $ 436
-----------------------------------------------------------------------------------------------------

   Provision for income taxes
-----------------------------------------------------------------------------------------------------
   In millions                                                   1996            1995           1994
-----------------------------------------------------------------------------------------------------
   Current
    U.S. federal                                                $ 176           $  90          $  56
    Non-U.S.                                                       73              57             40
    U.S. state and local                                           20              17             20
----------------------------------------------------------------------------------------------------
                                                                  269             164            116
   Deferred
    U.S. federal                                                 (130)             31             38
    Non-U.S.                                                       (6)             14              5
    U.S. state and local                                          (13)             21              -
-----------------------------------------------------------------------------------------------------
                                                                 (149)             66             43
-----------------------------------------------------------------------------------------------------
                                                                $ 120           $ 230          $ 159
-----------------------------------------------------------------------------------------------------

Notes to Financial Statements                                           TRW Inc.


--------------------------------------------------------------------------------------------------------
   Effective income tax rate
--------------------------------------------------------------------------------------------------------
                                                                 1996               1995         1994
--------------------------------------------------------------------------------------------------------
   U.S. statutory income tax rate                                35.0%               35.0%       35.0%
   Non-deductible expenses                                        2.4                 1.3         1.8
   U.S. state and local income taxes net of U.S. federal tax
    benefit                                                       3.0                 3.8         2.7
   Non-U.S. tax rate variances net of foreign tax credits         3.4                 (.1)        (.5)
   Prior years adjustments                                       (1.9)               (3.0)          -
   Other                                                         (2.3)                (.2)       (2.6)
-------------------------------------------------------------------------------------------------------
   Effective income tax rate                                     39.6%               36.8%       36.4%
-----------------------------------------------------------------------------------------------------


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1996 and 1995, the company had unused tax benefits of $23 million and $33 million, respectively, related to non-U.S. net operating loss carryforwards for income tax purposes, of which $18 million and $16 million can be carried forward indefinitely and the balance expires at various dates through 2001. A valuation allowance at December 31, 1996 and 1995, of $20 million and $27 million, respectively, has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefit of the loss carryforwards.

It is the company's intention to reinvest undistributed earnings of certain of its non-U.S. subsidiaries and thereby indefinitely postpone their remittance. Accordingly, deferred income taxes have not been provided for accumulated undistributed earnings of $420 million at December 31, 1996.



-----------------------------------------------------------------------------------------------------------
                                                            Deferred tax assets  Deferred tax liabilities
------------------------------------------------------------------------------------------------------------

   In millions                                               1996        1995       1996         1995
------------------------------------------------------------------------------------------------------------
   Pensions and postretirement benefits
    other than pensions                                      $269       $ 263       $ 23         $ 38
   Completed contract method of accounting for
    long-term contracts                                        53          52        421          425
   State and local taxes                                       33          20          8            9
   Reserves and accruals                                      186          69          -            -
   Depreciation and amortization                               11          11         86           89
   Insurance accruals                                          32          26          -            -
   Non-U.S. net operating loss carryforwards                   23          33          -            -
   Other                                                      143         129         40           48
-------------------------------------------------------------------------------------------------------------
                                                              750         603        578          609
   Valuation allowance for deferred tax assets                (20)        (27)         -            -
------------------------------------------------------------------------------------------------------------
   Total                                                     $730       $ 576       $578         $609
-------------------------------------------------------------------------------------------------------------


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

Notes to Financial Statements                                           TRW Inc.


---------------------------------------------------------------------------------------------------------
   In millions                                            1996              1995             1994
---------------------------------------------------------------------------------------------------------
                                                      U.S.   Non-U.S.   U.S.   Non-U.S.  U.S.   Non-U.S.
---------------------------------------------------------------------------------------------------------
   Defined benefit plans
    Service cost--benefits earned during the year      $ 73     $ 14   $   52    $  15   $  57     $ 13
    Interest cost on projected benefit obligation       165       28      153       27     145       24
    Actual (return) loss on plan assets                (344)     (23)    (508)     (38)     39       11
    Net amortization and deferral                       137        8      306       19    (231)     (28)
---------------------------------------------------------------------------------------------------------
   Total pension cost of defined benefit plans           31       27        3       23      10       20
   Defined contribution plans                             1        5        1        5       1        3
   Stock savings plan                                    40        -       36        -      34        -
---------------------------------------------------------------------------------------------------------
                                                       $ 72     $ 32   $   40    $  28   $  45     $ 23
---------------------------------------------------------------------------------------------------------

Pension cost for 1996 includes $7 million for special retirement incentive benefits for U.S. employees and $2 million in curtailments and settlements of defined benefit plans of non-U.S. operations.

--------------------------------------------------------------------------------------------------------
   In millions                                                   1996                     1995
--------------------------------------------------------------------------------------------------------
                                                           U.S.      Non-U.S.       U.S.       Non-U.S.
--------------------------------------------------------------------------------------------------------
   Actuarial present value of benefit obligations
    Vested benefit obligation                             $1,947       $ 368       $1,961        $328
--------------------------------------------------------------------------------------------------------
    Overfunded plans                                      $2,050       $ 253       $1,995        $208
    Underfunded plans                                         55         129          128         136
-------------------------------------------------------------------------------------------------------
    Total accumulated benefit obligation                  $2,105       $ 382       $2,123        $344
--------------------------------------------------------------------------------------------------------
    Projected benefit obligation                          $2,381       $ 412       $2,367        $378
--------------------------------------------------------------------------------------------------------
    Overfunded plans                                      $2,782       $ 300       $2,508        $249
    Underfunded plans                                          5          14           78          28
--------------------------------------------------------------------------------------------------------
   Total plan assets at fair value
    (primarily listed stocks and bonds)                    2,787         314        2,586         277
--------------------------------------------------------------------------------------------------------
   Plan assets in excess of(less than)
    projected benefit obligation                             406         (98)         219        (101)
   Unrecognized net gain                                    (253)        (47)         (35)        (18)
   Unrecognized net assets from Jan. 1, 1986
    (January 1, 1989 for non-U.S. plans)                     (41)        (11)         (59)         (5)
   Unrecognized prior service cost                            22           9           30           9
   Additional minimum liability                              (16)         (7)         (26)         (8)
--------------------------------------------------------------------------------------------------------
   Net pension asset(liability) recognized
    in the balance sheet                                  $  118       $(154)      $  129        $(123)
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
   Actuarial Assumptions:                                       1996                        1995
--------------------------------------------------------------------------------------------------------
                                                          U.S.    Non-U.S.           U.S.    Non-U.S.
--------------------------------------------------------------------------------------------------------
   Discount rate                                         7.5%     6 1/2 - 7 3/4%    7.0%   7.0   - 8 1/2%
   Rate of increase in compensation levels               4.4%     4.0   -   5.0%    3.4%   4 1/2 - 5.0%
--------------------------------------------------------------------------------------------------------


The expected long-term rate of return on plan assets for U.S. plans was 9 percent for 1996, 1995 and 1994. For non-U.S. plans, the expected long-term rate of return ranged from 7 percent to 9-3/4 percent in 1996, 7 percent to 9-1/2 percent in 1995 and 6 percent to 9-1/2 percent in 1994.

Notes to Financial Statements                                           TRW Inc.


POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The company provides health care and life insurance benefits for a majority of its retired employees in the United States and Canada. The health care plans provide for cost sharing, in the form of employee contributions, deductibles, and coinsurance, between the company and its retirees. The postretirement health care plan covering a majority of employees who retired since August 1, 1988, limits the annual increase in the company's contribution toward the plan's cost to a maximum of the lessor of 50 percent of medical inflation or 4 percent. Life insurance benefits are generally noncontributory. The company's policy is to fund the cost of postretirement health care and life insurance benefits in amounts determined at the discretion of management. Retirees in certain other countries are provided similar benefits by plans sponsored by their governments.


-------------------------------------------------------------------------------------------------------
   In millions                                                                   1996           1995
-------------------------------------------------------------------------------------------------------
   Accumulated postretirement benefit obligation
    Retirees                                                                    $ 512          $ 508
    Fully eligible active participants                                             35             38
    Other active participants                                                     213            232
-------------------------------------------------------------------------------------------------------
                                                                                  760            778
   Plan assets at fair value (primarily listed stocks and bonds)                   83             61
-------------------------------------------------------------------------------------------------------
   Accumulated postretirement benefit obligation in excess of plan assets        (677)          (717)
   Unrecognized prior service cost                                                 (6)            (7)
   Unrecognized net (gain)loss                                                    (35)             7
-------------------------------------------------------------------------------------------------------
   Net liability recognized in the balance sheet                                $(718)         $(717)
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
   In millions                                                   1996            1995           1994
-------------------------------------------------------------------------------------------------------
   Service cost                                                   $13           $  10          $  13
   Interest cost                                                   54              54             52
   Actual return on plan assets                                    (7)             (9)             -
   Net amortization and deferral                                    2               5             (3)
-------------------------------------------------------------------------------------------------------
   Net periodic postretirement benefit cost                       $62           $  60          $  62
-------------------------------------------------------------------------------------------------------

The discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1996 and 1995, was 7-1/2 percent and 7 percent, respectively. At December 31, 1996, the 1997 annual rate of increase in the per capita cost of covered health care benefits was assumed to be 9 percent for participants under age 65 and 8 percent for participants age 65 or older. The rates were assumed to decrease gradually to 6 percent and 5 percent, respectively, in the year 2009 and remain at that level thereafter. At
December 31, 1995, the 1996 annual rate of increase in the per capita cost of health care benefits was assumed to be 10 percent for participants under age 65 and 9 percent for participants age 65 and older. The rates were assumed to decrease gradually to 6 percent and 5 percent, respectively, in the year 2009 and remain at that level thereafter. A 1 percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation at December 31, 1996, by approximately 12 percent and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 by approximately 15 percent. The weighted average expected long-term rate of return on plan assets was 8 percent for 1996 and 1995 and 9 percent for 1994. The trust holding the majority of the plan assets is not subject to federal income taxes.

Notes to Financial Statements                                           TRW Inc.

DEBT AND CREDIT AGREEMENTS


--------------------------------------------------------------------------------------------------------
   Short-term debt
--------------------------------------------------------------------------------------------------------
   In millions                                                                   1996            1995
--------------------------------------------------------------------------------------------------------
   U.S. borrowings                                                              $   9           $ 13
   Non-U.S. borrowings                                                             43            120
--------------------------------------------------------------------------------------------------------
                                                                                $  52           $133

   Long-term debt
--------------------------------------------------------------------------------------------------------
   In millions                                                                   1996            1995
--------------------------------------------------------------------------------------------------------
   Non-U.S. borrowings                                                          $  44           $ 85
   7.3% ESOP obligations due 1997                                                  20             60
   Medium-term notes:
    9.35% Notes due 2020 (due 2000 at option of note holder)                      100            100
    9 3/8% Notes due 2021                                                         100            100
    Other medium-term notes                                                       234            234
   Other                                                                           32             39
--------------------------------------------------------------------------------------------------------
   Total long-term debt                                                           530            618
   Less current portion                                                            72             79
--------------------------------------------------------------------------------------------------------
                                                                                $ 458           $539
--------------------------------------------------------------------------------------------------------

TRW maintains a committed U.S. revolving credit agreement with 16 banks. The agreement allows the company to borrow up to $750 million and extends through June 2001. The interest rate under the agreement is either a negotiated rate, the banks' prime rates, a rate based upon the banks' costs of funds in the secondary certificate of deposit market or a rate based upon an Interbank Offered Rate. TRW's commercial paper borrowings are supported by this agreement. At December 31, 1996, there were no outstanding borrowings under the U.S. revolving credit agreement. The weighted average interest rate on short-term borrowings outstanding at December 31, 1996 and 1995, is 9.9 percent and 7.6 percent, respectively.

The company also maintains a committed multi-currency revolving credit agreement with 16 banks. The agreement allows the company to borrow up to $250 million and extends through June 2001. The interest rate under the agreement is based on various interest rate indices. At December 31, 1996, there were no outstanding borrowings under the multi-currency credit agreement.

As of December 31, 1996, the company has interest rate swap agreements for notional borrowings of $32 million in which the company pays a fixed rate and receives a floating rate. The weighted average pay rate and receive rate under these agreements is 6.2 percent and 3.2 percent, respectively. These agreements mature at various dates through 1998.

The floating rates under the interest rate swap agreements are based on LIBOR rates and have been calculated using these rates at December 31, 1996. Net payments or receipts under the agreements are recognized as an adjustment to interest expense. The company is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreements. No collateral is held in relation to the agreements, and the company anticipates that the counterparties will satisfy their obligations under the agreements.

The other medium-term notes bear interest at rates ranging from 5.98 percent to
9.25 percent and mature at various dates through 2020.

Non-U.S. borrowings bear interest, stated in terms of the local currency borrowing, at rates ranging from 3.0 percent to 9.48 percent at December 31, 1996, and mature at various dates through 2004.

The maturities of long-term debt are, in millions: 1997-$72; 1998-$35; 1999-$18; 2000-$13; 2001-$38 and $354 thereafter.

The indentures and other debt agreements impose, among other covenants, restrictions on funded debt and maintenance of minimum tangible net worth. Under the most restrictive interpretation of these covenants, the payment of dividends was limited to approximately $1,011 million at December 31, 1996.

Compensating balance arrangements and commitment fees were not material.

Notes to Financial Statements                                           TRW Inc.

LEASE COMMITMENTS

TRW leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such leases, some of which are noncancelable and in many cases include renewals, expire at various dates. The company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $130 million for 1996, $124 million for 1995 and $118 million for 1994.

At December 31, 1996, future minimum lease payments for noncancelable operating leases totaled $230 million and are payable as follows: 1997-$71; 1998-$52; 1999-$36; 2000-$21; 2001-$15 and $35 thereafter.

CAPITAL STOCK

Serial Preference Stock II -- cumulative - stated at $2.75 a share; 5 million shares authorized.

Series 1 -- each share convertible into 8.8 shares of common; redeemable at $104 per share; involuntary liquidation price $104 per share; dividend rate of $4.40 per annum.

Series 3 -- each share convertible into 7.448 shares of common; redeemable at $100 per share; involuntary liquidation price $40 per share; dividend rate of $4.50 per annum.

Series 4 --not convertible into common shares; redemption price and involuntary liquidation price of $125 per one one-hundredth of a share; annual dividend rate per one one-hundredth of a share of the lesser of $4.00 or the current dividend on common stock; no shares outstanding at December 31, 1996.

Common stock -- $0.625 par value; authorized 250 million shares; shares outstanding were reduced by treasury shares of 7.2 million in 1996 and 1.2 million in 1995. Treasury share balances reflect the company's two-for-one stock dividend.

TRW has a shareholder purchase rights plan under which each shareholder of record as of May 17, 1996, received one-half of one right for each TRW common share held. Each right entitles the holder, upon the occurrence of certain events, to buy one one-hundredth of a share of Cumulative Redeemable Serial Preference Stock II, Series 4, at a price of $300. In other events, each right entitles the holder, other than the acquiring party, to purchase $600 of TRW common stock or common stock of another person at a 50 percent discount. The company may redeem these rights at its option at one cent per right under certain circumstances. The rights outstanding under the company's former shareholder rights plan were redeemed at one cent per right.

At December 31, 1996, 11.3 million shares of common stock were reserved for the exercise and issuance of stock options and conversion of the Serial Preference Stock II, Series 1 and 3. There were 1.3 million shares of Cumulative Redeemable Serial Preference Stock II, Series 4, reserved for the shareholder purchase rights plan.

STOCK OPTIONS

TRW has granted nonqualified stock options to certain employees to purchase the company's common stock at the market price on the date of grant. Stock options granted become exercisable to the extent of one-third of the optioned shares for each full year of employment following the date of grant and expire 10 years after the date of grant. The company applies the provisions of APB Opinion No. 25 in accounting for its employee stock options, and as such, no compensation expense is recognized as the exercise price equals the market price of the stock on the date of grant.

-----------------------------------------------------------------------------------------------------------------
                                                                 1996                         1995
-----------------------------------------------------------------------------------------------------------------
                                                       Millions   Weighted-average   Millions   Weighted-average
                                                      of shares    exercise price    of shares   exercise price
-----------------------------------------------------------------------------------------------------------------
   Outstanding at beginning of year                       9.2         $26.45            9.4         $ 25.09
   Granted                                                1.7          43.98            1.4           32.32
   Became exercisable                                     1.1          32.61             .6           32.61
   Exercised                                              1.9          25.28            1.4           23.33
   Canceled, expired or terminated                         .5          35.51             .2           28.23
   Outstanding at end of year                             8.5          29.72            9.2           26.45
   Exercisable                                            5.6          25.18            6.6           24.07
   Weighted-average fair value of options granted                       9.45                           8.24
------------------------------------------------------------------------------------------------------------------

Notes to Financial Statements                                          TRW Inc.

At December 31, 1996, approximately 800 employees were participants in the plan. As of that date, the per share exercise prices of options outstanding ranged from $19.88 to $48.00. The weighted-average remaining contractual life of those options is approximately 6 years.

Had the compensation cost for the stock options granted in 1996 and 1995 been determined based on the fair value at the grant date consistent with the fair value method of FASB Statement No. 123, the company's net earnings and earnings per share would have been reduced by $5 million ($.04 per share) in 1996 and $2 million ($.02 per share) in 1995. The effect on 1996 and 1995 net earnings may not be representative of the effect on future years' net earnings amounts as the compensation cost of each year's grant is recognized over the three-year vesting period.

Fair value was estimated at the date of grant using the Black-Scholes option pricing model and the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rate of 5.43% and 7.44%; dividend yield of 2.84% and 2.80%; expected volatility of 20% and 19%; and an expected option life of 6 years for both 1996 and 1995.

TRW grants performance share rights to certain employees under which the employees are entitled to receive shares of the company's common stock based on the achievement of a certain return on assets employed. The rights specify a target number of shares which the employee would receive for each year that goals for returns on assets employed are met. If the goals are exceeded, the employee could receive up to 200 percent of the target shares, with the excess over 100 percent payable in cash, unless the Compensation and Stock Option Committee of the Board of Directors determines to pay the excess in shares. If the goals are not met, the employee would receive fewer than the target shares or no shares. The target number of performance share rights granted to employees and still outstanding were .4 million and .5 million at December 31, 1996 and 1995, respectively.

CONTINGENCIES

The company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. In addition, the company is conducting a number of environmental investigations and remedial actions at current and former company locations and, along with other companies, has been named a potentially responsible party for certain waste management sites. Each of these matters is subject to various uncertainties, and some of these matters may be resolved unfavorably to the company. The company has established accruals for matters that are probable and reasonably estimable including $77 million for environmental matters at December 31, 1996. The company believes that any liability that may result from the resolution of environmental matters for which sufficient information is available to support cost estimates will not have a material adverse effect on the company's financial position. However, the company cannot predict the effect on the company's financial position of expenditures for aspects of certain matters for which there is insufficient information. In addition, the company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters or the possible effect of compliance with environmental requirements imposed in the future.

Further, product liability claims may be asserted in the future for events not currently known by management. Although the ultimate liability from these potential claims cannot be ascertained at December 31, 1996, management does not anticipate that any related liability, after consideration of insurance recovery, would have a material adverse effect on the company's financial position.

During 1996, the company was advised by the Department of Justice ("DOJ") that it had been named as a defendant in two lawsuits brought by a former employee and filed under seal in 1994 and 1995, respectively, in the United States District Court for the Central District of California under the QUI TAM provisions of the civil False Claims Act. The Act permits an individual to bring suit in the name of the United States and share in any recovery. The allegations in the lawsuit relate to the classification of costs incurred by the company that were charged to certain of its federal contracts. Under the law, the government must investigate the allegations and determine whether it wishes to remain under seal until the government completes its investigations and determines whether to intervene. However, permission from the court has been obtained by the company to make the disclosures contained herein. The company is cooperating with the DOJ's investigation and is engaged in ongoing discussions with them regarding the allegations. The company cannot presently predict the outcome of these matters, although management believes that the company would have meritorious defenses if either the government decides to pursue the lawsuits or the former employee decides to do so without government participation.

Notes to Financial Statements                                          TRW Inc.


INDUSTRY SEGMENTS

TRW Inc. is a United States-based company providing advanced technology products and services for the automotive and space and defense markets. The principal markets for the company's automotive products are North American, European and Asian original equipment manufacturers and independent distributors. Space and defense primarily provides products and services to the United States government, agencies of the United States government and commercial customers.

Automotive -- Occupant restraint systems, including sensors, air bag and seat belt systems. Steering systems, including power and manual rack and pinion steering for light vehicles, hydraulic steering systems for commercial truck and off-highway vehicles and suspension components. Electrical and electronic controls, engineered fasteners and stud welding and control systems. Engine valves, valve train parts and pistons.

Space & Defense -- Spacecraft, including the design and manufacture of military and civilian spacecraft equipment, propulsion subsystems, electro-optical and instrument systems, spacecraft payloads, high-energy lasers and laser technology and other high-reliability components. Systems integration, systems engineering services and software in the fields of military command and control, intelligence collection, public safety, telecommunications, image processing, earth observation, nuclear waste management, air traffic control, security and counterterrorism, and other high-technology space, defense, and civil government support systems. Electronic systems, equipment and services, including the design and manufacture of space communication systems, airborne reconnaissance systems, unmanned aerial vehicles, avionics systems and other electronic technologies for tactical and strategic space, defense and selected commercial applications.


----------------------------------------------------------------------------------------------------------
                                    Year ended                       Space &    Company Staff &
   In millions                      December 31     Automotive       Defense         Other         Total
----------------------------------------------------------------------------------------------------------
   Sales                               1996           $6,493         $3,364         $    -        $9,857
                                       1995            6,468          3,100              -         9,568
                                       1994            5,679          2,812              -         8,491
----------------------------------------------------------------------------------------------------------
   Operating profit by                 1996           $  319         $  157         $ (174)       $  302
   segment (1)                         1995              607            192           (174)          625
                                       1994              476            175           (215)          436
----------------------------------------------------------------------------------------------------------
   Identifiable assets by              1996           $3,683         $1,278         $  938        $5,899
   segment (2)                         1995            3,706          1,113            851         5,670
                                       1994            3,481          1,111            843         5,435
----------------------------------------------------------------------------------------------------------
   Depreciation and                    1996           $  321         $  112          $  10        $  443
   amortization of property,           1995              304            102              9           415
   plant and equipment                 1994              264            111              7           382
----------------------------------------------------------------------------------------------------------
   Capital expenditures                1996           $  342         $  157          $   1        $  500
                                       1995              314            114             38           466
                                       1994              388             98              2           488
----------------------------------------------------------------------------------------------------------

(1)The "Company Staff & Other" column includes: (a) Company Staff and other expenses of $79, $70 and $106 million, (b) interest expense of $84, $95 and $105 million, (c) minority earnings of $11, $11 and $8 million for each of the respective years and (d) earnings from affiliates of $2 and $4 million in 1995 and 1994, respectively. The total represents earnings from continuing operations before income taxes.

(2)The "Company Staff & Other" column includes: (a) eliminations of $(35), $(34) and $(26) million, (b) Company Staff assets of $922, $398 and $383 million and (c) investment in affiliates of $51, $48 and $70 million for each of the respective years and (d) net assets of discontinued operations of $439 and $416 million in 1995 and 1994, respectively. The total represents consolidated total assets.

At December 31, 1996 and 1995, accounts receivable in the Automotive segment were $850 million and $869 million, respectively, and accounts receivable in the Space & Defense segment, principally from agencies of the U.S. Government, were $489 million and $478 million, respectively. The company generally does not require collateral from its customers.

Company Staff assets consist principally of cash and cash equivalents, current deferred income taxes and administrative facilities. Intersegment sales were not significant. Sales to agencies of the U.S. Government, primarily by the Space & Defense segment, were $3,121 million in 1996, $2,890 million in 1995 and $2,533 million in 1994. Sales to Ford Motor Company by the Automotive segment were $1,470 million in 1996, $1,474 million in 1995 and $1,363 million in 1994.

Notes to Financial Statements                                          TRW Inc.


GEOGRAPHIC SEGMENTS


----------------------------------------------------------------------------------------------------------
                                      Year ended   United                   Other   Company Staff
   In millions                        December 31  States      Europe       Areas      & Other     Total
----------------------------------------------------------------------------------------------------------
   Sales                                 1996      $6,469      $2,522       $866       $   -      $9,857
                                         1995       6,212       2,525        831           -       9,568
                                         1994       5,694       1,965        832           -       8,491
----------------------------------------------------------------------------------------------------------
   Operating profit by                   1996      $  212      $  224       $ 40       $(174)     $  302
   segment (1)                           1995         514         220         65        (174)        625
                                         1994         432         143         76        (215)        436
----------------------------------------------------------------------------------------------------------
   Identifiable assets by                1996      $3,056      $1,411       $590       $ 842      $5,899
   segment (2)                           1995       2,871       1,464        537         798       5,670
                                         1994       2,825       1,288        531         791       5,435
----------------------------------------------------------------------------------------------------------

TRW's operations are located primarily in the United States and Europe. Interarea sales are not significant to the total revenue of any geographic area.

(1) The "Company Staff & Other" column includes: (a) Company Staff and other expenses of $79, $70 and $106 million, (b) interest expense of $84, $95 and $105 million, (c) minority earnings of $11, $11 and $8 million for each of the respective years and (d) earnings from affiliates of $2 and $4 million in 1995 and 1994. The total represents earnings from continuing operations before income taxes.

(2) The "Company Staff & Other" column includes: (a) eliminations of $(131), $(87) and $(78) million, (b) Company Staff assets of $922, $398 and $383 million and (c) investment in affiliates of $51, $48 and $70 million for each of the respective years and (d) net assets of discontinued operations of $439 and $416 million in 1995 and 1994, respectively. The total represents consolidated total assets.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

------------------------------------------------------------------------------------------------------------
   In millions except per share data     First            Second             Third            Fourth
------------------------------------------------------------------------------------------------------------

                                      1996     1995     1996     1995    1996     1995     1996     1995
------------------------------------------------------------------------------------------------------------
                                        (A)                                (B)               (C)      (D)
   Sales (E)                         $2,514   $2,447   $2,572   $2,561   $2,320  $2,250   $2,451   $2,310
   Gross profit (E)                     463      455      479      459      133     384      406      413
   Earnings(loss) from continuing
    operations before income taxes (E)  165      169      188      175     (218)    119      167      162
   Net earnings                         117      115      130      123      106      93      127      115
   Net earnings per share (F)
    Fully diluted                       .86      .86      .98      .90      .79     .71      .97      .84
    Primary                             .87      .87      .98      .92      .81     .70      .98      .85
------------------------------------------------------------------------------------------------------------

(A) Earnings from continuing operations before income taxes included a $18 million benefit ($12 million after taxes, 9 cents per share) related to an insurance claim settlement and a $15 million non-cash charge ($13 million after taxes, 9 cents per share) related to the initial application of FASB Statement No. 121.
(B) Net earnings included a $243 million gain ($1.82 per share) related to the sale of the information services business and a $233 million charge ($1.76 per share) for actions taken in the automotive and space and defense businesses.
(C) Net earnings included a $17 million gain (13 cents per share) related to the sale of the remaining interest in the information services business, a $10 million benefit (8 cents per share) related to the recovery of certain tax costs and a $28 million charge (21 cents per share) related primarily to product warranties.
(D) Earnings before income taxes included a $35 million gain ($23 million after taxes, 17 cents per share) related to an insurance claim settlement and a $31 million charge ($20 million after taxes, 15 cents per share) related to certain contract reserves.
(E) Amounts have been restated to reflect the company's Information Systems and Services segment as discontinued operations.
(F) Amonunts have been restated to give retroactive recognition to the company's two-for-one stock dividend.

                                      36

Notes to Financial Statements                                          TRW Inc.


STOCK PRICES AND DIVIDENDS (UNAUDITED)

The book value per common share at December 31, 1996, was $17.30 compared to $16.49 at the end of 1995. Our directors declared the 234th consecutive quarterly dividend during December 1996. Dividends declared per share in 1996 were $1.17, up 11 percent from $1.05 in 1995. The following table highlights the market prices of our common and preference stocks and dividends paid for the quarters of 1996 and 1995.

---------------------------------------------------------------------------------------------------------
                                             Price of                  Price of              Dividends
                                           traded shares             traded shares        paid per share
---------------------------------------------------------------------------------------------------------
                              Quarter          1996                      1995             1996     1995
---------------------------------------------------------------------------------------------------------
                                         High         Low         High         Low
---------------------------------------------------------------------------------------------------------
   Common stock                 1      $ 46-1/8    $ 37-7/16    $ 35        $ 30-7/8      $.275    $.25
   Par value $0.625 per share   2        48-1/2      43-1/2       40-7/8      33-1/2       .275     .25
                                3        50-3/4      41-1/16      41-5/16     35-11/16     .275     .25
                                4        52          43-3/4       39-5/16     32-1/16      .31      .275
---------------------------------------------------------------------------------------------------------
   Cumulative Serial            1       379         379          350         225          1.10     1.10
   Preference Stock II          2       418         414          349-1/4     348          1.10     1.10
   $4.40 Convertible            3       500         300          336-1/2     336-1/2      1.10     1.10
   Series 1                     4       427         427          325-5/8     300-5/8      1.10     1.10
---------------------------------------------------------------------------------------------------------
   Cumulative Serial            1       332-1/2     288          236         236          1.125    1.125
   Preference Stock II          2       352         350          292-1/4     265          1.125    1.125
   $4.50 Convertible            3       425         250          288         283          1.125    1.125
   Series 3                     4       329         329          290         254          1.125    1.125
---------------------------------------------------------------------------------------------------------

The $4.40 Convertible Series 1 was not actively traded during the third quarter of 1996 and the first quarter of 1995. The $4.50 Convertible Series 3 was not actively traded during the third quarter of 1996. The prices shown represent the range of asked(high) and bid(low) quotations.


Note: Amounts have been restated to give retroactive recognition to the company's two-for-one stock dividend.

                                      37