Form 10-K, Exhibit 13
period 1997-12-31
TRW INC
filed 1998-03-23
CIK 100030

                                                                      Exhibit 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION | TRW INC.

RESULTS OF OPERATIONS

In virtually every dimension, 1997 was a very good year for TRW with the company reporting record sales, earnings and earnings per share from continuing operations, excluding an acquisition charge. TRW's strategic position was further strengthened by the acquisitions of Magna International's air bag and steering wheel operations and BDM International, Inc. (BDM).

Consolidated sales in 1997 of $10.8 billion represented a 10 percent increase over 1996 sales of $9.9 billion. Compared to 1995 sales of $9.6 billion, 1997 sales increased 13 percent. Including a 1997 acquisition charge, TRW incurred a net loss of $49 million in 1997, compared to net earnings of $480 million in 1996 and $446 million in 1995. Diluted loss per share in 1997 was $.40. Diluted earnings per share were $3.62 in 1996 and $3.32 in 1995.

The above comparative results include the following items. The 1997 results include a $548 million, $4.43 per share, one-time noncash earnings charge with no income tax benefit related to in-process research and development associated with the acquisition of BDM. The 1996 results included three special items: a gain of $260 million after tax, $1.96 per share, related to the sale of the company's information services business; special charges of $202 million after tax, $1.52 per share, primarily for actions taken, in part, to enhance the company's competitiveness and $50 million after tax, $.38 per share, of impairment losses which were primarily a result of technological changes and the decision to close certain facilities in the Automotive segment. Excluding these items, earnings from continuing operations in 1997 were a record $499 million compared to $434 million in 1996.

At December 31, 1997, the company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." All share and per share amounts, including those of prior years, have been restated to comply with the new provisions. In 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," both of which expand or modify disclosures and, accordingly, will have no impact on the company's financial position, results of operations or cash flows. These Statements are effective for periods beginning after December 31, 1997, and will be adopted by the company in the first and fourth quarters of 1998, respectively.




                                    [GRAPH]


               Sales
               ($ in billions)


95                  9.6

96                  9.9

97                 10.8



                                    [GRAPH]


               EARNINGS FROM
               CONTINUING
               OPERATIONS
               ($ in millions)

95                 395

96                 434

97                 499

Excluding 1997 earnings charge for purchased in-process R&D and 1996 special charges

                                    [GRAPH]


               DILUTED EARNINGS
               PER SHARE
               FROM CONTINUING
               OPERATIONS

95               2.94

96               3.27

97               4.03

Excluding 1997 earnings charge for purchased in-process R & D and 1996 special charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION | TRW INC.

AUTOMOTIVE SEGMENT

Record sales of $7.03 billion in 1997 represented an 8 percent increase over 1996 sales of $6.49 billion. The higher sales resulted primarily from acquisitions and higher volume in most product lines, partially offset by the effect of a strong U.S. dollar and lower pricing. Excluding special charges in 1996, operating profit increased 4 percent to $631 million in 1997 from the $609 million reported in 1996. The increase in operating profit was due to acquisitions and the effect of cost reduction efforts partially offset by the effect of lower pricing and higher new product research and development costs, the effect of a strong U.S. dollar and the economic weakness in the Asia Pacific region.

Sales in 1996 rose to $6.49 billion from the 1995 sales level of $6.47 billion. The increase in sales resulted primarily from higher volume in virtually all product lines partially offset by lower pricing and the effect of a strong U.S. dollar. Operating profit in 1996 was $319 million compared to $607 million in 1995. Included in 1996 operating profit was $290 million of special charges relating to asset impairments and writedowns, consolidation of manufacturing plants, severance, litigation and warranty expenses. Excluding these charges, operating profit in 1996 was $609 million. The increase in operating profit was primarily due to the effect of aggressive cost reductions and the introduction of new inflator technologies which more than offset the effects of lower pricing and new product development costs.

The company has invested and expects to continue to invest in areas of significant potential growth, such as electrically assisted steering, smart restraint systems, side-impact air bags, power rack and pinion steering and advanced electronic components. TRW will continue to take advantage of opportunities to enhance its global competitiveness through internal growth and strategic alliances. To enhance our capabilities as a global systems supplier, eight alliances, joint ventures and acquisitions in seven countries were completed during 1997. In January 1998, the company acquired the remaining 20 percent of Magna International's air bag and steering wheel operations.

The company anticipates that 1998 North American automotive and light truck production will be stable with the 1997 levels. We foresee modest production growth in Western Europe, and strong growth in the emerging markets of Eastern Europe. Recent economic conditions in the Asia Pacific region and South America have had a negative impact on the company's operations. Uncertainty regarding future economic conditions in these regions could result in continued negative impacts in 1998 that are not expected to be material. Strong price pressure is expected to continue across all product lines; however, productivity improvements, facility rationalization, material cost reductions and the introduction of new, lower cost technologies will be the main initiatives taken to mitigate this pressure. We are well positioned to meet our customers' global requirements with quality products and services and anticipate being awarded significant new business.

                                    [GRAPH]

                   AUTOMOTIVE
                   SALES
                   ($ in billions)


95                  6.5

96                  6.5

97                  7.0


                                    [GRAPH]

                   AUTOMOTIVE
                   OPERATING
                   PROFIT
                ($ in millions)
95                  607

96                  609

97                  631

Excluding 1996 special charges.
  ($ in millions)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION | TRW INC.


SPACE, DEFENSE & INFORMATION SYSTEMS SEGMENT
Aided by new contract awards, sales in 1997 increased 13 percent to a record $3.80 billion from the $3.36 billion reported in 1996. The sales increase marks this segment's fourth consecutive year of sales growth. Excluding the 1997 acquisition charge and 1996 special charges, operating profit in 1997 increased 29 percent to $320 million from $247 million in 1996. The increases in sales and operating profit were due to strong program performance.

Sales in 1996 increased 9 percent to $3.36 billion compared to $3.10 billion in 1995. Operating profit in 1996 was $157 million compared to $192 million in 1995. The lower operating profit was due primarily to the effect of program reserves more than offsetting the profit from the higher sales volume. Included in 1996 and 1995 operating profit were $90 million and $30 million, respectively, of charges related primarily to contract reserves.

Government funding for all major TRW contracts appears to be stable, and the company does not anticipate any unfavorable effect on operations relating to program terminations or budget reallocations. The diversity of our programs helps insulate the company from funding fluctuations on any given contract. Additionally, the increase in civil, commercial and international contracts further diversifies the segment's sales mix and positions it for growth in both traditional and targeted markets. We remain focused on bidding and winning new contracts and continuing to provide outstanding products and services to our customers.

Backlog estimates at the end of 1997 totaled a record $6.03 billion, up 14 percent from $5.30 billion at the end of 1996. The backlog growth was driven by a number of key program awards in both defense and nondefense related markets as well as the effect of the BDM acquisition. Our reported backlog continues to show strength with growth of 18 percent since 1995. Reported backlog at the end of 1997 does not include $3.60 billion of negotiated and priced, but not exercised, options for defense and nondefense programs. The exercise of the options is at the discretion of the customer and, as in the case of government contracts generally, dependent on future government funding.


ACQUISITIONS
On February 5, 1997, the company acquired an 80 percent equity interest in the air bag and steering wheel businesses of Magna International for cash of $415 million plus assumed net debt of $50 million. The remaining 20 percent of Magna International was acquired on January 30, 1998. On December 24, 1997, the company acquired the shares of BDM for cash of $880 million plus assumed net debt of $85 million. As part of the purchase price allocation, $548 million was allocated to in-process research and development projects that had not reached technological feasibility and have no alternative future use. This amount was recognized as an expense with no tax benefit at the date of acquisition. See the "Acquisitions" footnote in the Notes to Financial Statements for further discussion of these acquisitions.


                                    [GRAPH]


                   SPACE, DEFENSE
                   & INFORMATION
                   SYSTEMS
                   SALES
                   ($ in billions)

95                  3.1

96                  3.4

97                  3.8


                                    [GRAPH]



                   SPACE, DEFENSE
                   & INFORMATION
                   SYSTEMS
                   OPERATING
                   PROFIT
                  ($ in millions)
95                  192

96                  247

97                  320

Excluding 1997 earnings charge for purchased in-process R&D and 1996 special charges
         ($ in millions)
                                       28

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION | TRW INC.


DISCONTINUED OPERATIONS
During 1996, the company sold its information services business for $1.1 billion. The sale resulted in a gain of $484 million ($260 million after tax, or $1.96 per share). The proceeds from the sale were used to repay debt, fund investment opportunities and acquire the company's common stock. The operating results of the information services business and the related transaction gain are reflected as discontinued operations for all periods presented in the financial statements.


INTEREST EXPENSE
Interest expense in 1997 was $75 million compared to $84 million in 1996 and $95 million in 1995. The decrease in interest expense in 1997 was primarily due to the absence of a 1996 special charge partially offset by higher average debt levels. The decrease in interest expense from 1995 to 1996 was due to lower average debt levels.


INCOME TAXES
The effective tax rate for continuing operations was 120.3 percent in 1997 compared to 39.6 percent in 1996 and 36.8 percent in 1995. Excluding the in-process research and development charge, the 1997 effective tax rate would have been 36.6 percent; thus, the lower effective rate in 1997 was attributable to various federal and state tax incentives and the tax benefit from the realignment of certain foreign operations. The higher effective tax rate from 1995 to 1996 was primarily due to the absence of a tax benefit for certain of the special charges taken during 1996.


INTERNATIONAL OPERATIONS
International sales were $4.37 billion, or 40 percent of TRW sales, in 1997; $3.94 billion, or 40 percent of sales in 1996; and $3.92 billion, or 41 percent of sales in 1995. U.S. export sales included in those amounts were $732 million in 1997, $764 million in 1996 and $813 million in 1995. Most of TRW's non-U.S. operations are included in the Automotive segment and are located in Europe, Canada, Brazil and the Asia Pacific region. TRW's non-U.S. operations are subject to the usual risks that may affect such operations; however, most of the assets of its non-U.S. operations are in countries where the company believes such risks to be minimal.


LIQUIDITY AND FINANCIAL POSITION
Cash flow from operations in 1997 of $954 million and additional borrowings of $936 million were used primarily for acquisitions of $1,270 million, capital expenditures of $549 million, acquisition of common stock of $247 million and dividend payments of $154 million. Net debt at December 31, 1997, was $1,586 million compared to $196 million at the end of 1996. The ratio of net debt (short-term debt, current portion of long-term debt and long-term debt less cash and cash equivalents) to total capital (net debt, minority interests and shareholders' investment) was 47.8 percent at December 31, 1997, compared to 8 percent at December 31, 1996. The percentage of fixed-rate debt to total debt was 32 percent at the end of 1997.

During 1997, 4.6 million shares of TRW common stock were repurchased for $247 million, of which $5 million was settled in January 1998. The company purchased
7.9 million shares in 1996. Pursuant to an authorization of TRW's Directors for the acquisition of up to 20 million shares, the company may acquire up to an additional 7.5 million shares of common stock. The company plans to purchase the additional shares from time to time, but at a reduced volume from prior years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION | TRW INC.


Capital expenditures were $549 million in 1997, $500 million in 1996 and $466 million in 1995. The company will maintain a capital program with estimated capital expenditures for 1998 totaling about $625 million. Approximately two-thirds of these expenditures will be invested in the Automotive segment and one-third in the Space, Defense & Information Systems segment. The company will continue to invest in its automotive growth businesses, including electrically assisted steering, smart restraint systems, side-impact air bags, power rack and pinion steering and advanced electronic components. Space, Defense & Information Systems expenditures will be used to support major new contract awards and our existing business base as well as to support research and development of next generation technologies.

During the fourth quarter of 1998, approximately $250 million of deferred tax liabilities related to the closure of certain long-term contracts will be paid.

During 1998, the company acquired 1.5 million shares, or approximately 7 percent of the outstanding shares, of ICO Global Communications (Holdings) Limited for approximately $50 million. The company and ICO also cross-licensed certain patent rights related to their proposed global telecommunications systems and dismissed legal proceedings related to the patents. As part of the patent litigation settlement, ICO paid TRW $25 million in January 1998 and will pay an additional $25 million by mid-1999. The company has discontinued efforts related to its Odyssey project, a satellite-based personal communications system.

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

The company is subject to inherent risks attributed to operating in a global economy. It is the company's policy to utilize derivative financial instruments to manage its interest rate and foreign currency exchange rate risks. The company uses derivatives to hedge its exposure to short-term interest rate changes as a lower cost substitute for the issuance of fixed-rate debt. The company manages cash flow transactional foreign exchange risk pursuant to a written corporate policy. Forward contracts and, to a lesser extent, options are utilized to protect the company's cash flow from adverse movements in exchange rates. The company is exposed to credit loss in the event of nonperformance by the other party to the derivative financial instruments. The company limits this exposure by entering into agreements with a number of major financial institutions that meet the minimum credit standards established by TRW and that are expected to fully satisfy their obligations under the contracts. Derivative financial instruments are viewed by the company as a risk management tool and are not used for speculative or trading purposes.

Based on the company's overall interest rate exposure at December 31, 1997, including derivative interest rate instruments, a one-percentage-point increase in the average interest rate on the company's variable rate borrowings would not materially affect the results of operations of the company. Based on the company's exposure to foreign currency exchange rate risk resulting from derivative foreign currency instruments outstanding at December 31, 1997, a 10 percent uniform strengthening in the value of the U.S. dollar relative to the currencies in which those derivative foreign currency instruments are denominated would not materially affect the results of operations of the company. The company's sensitivity analyses of the effects of changes in foreign currency exchange rates do not reflect the effect of such changes on the related hedged transactions or on other operating transactions. The company's sensitivity analyses of the effects of changes in interest rates and foreign currency exchange rates do not factor in a potential change in the level of variable rate borrowings or derivative instruments outstanding that could take place if these hypothetical conditions prevailed.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION | TRW INC.


We believe the company's current financial position and financing arrangements allow flexibility in worldwide financing activities and permit us to respond to changing conditions in credit markets. The existing arrangements are not indicative of the company's potential borrowing capacity. We believe that funds generated from operations and existing borrowing capacity are adequate to fund the current share repurchase program and finance planned growth, capital expenditures, working capital including tax requirements, company-sponsored research and development programs and dividend payments to shareholders.


OTHER MATTERS
Federal, state and local requirements relating to the discharge of materials into the environment, or otherwise relating to the protection of the environment, have had and will continue to have an effect on TRW and its operations. The company is conducting a number of environmental investigations and remedial actions at current and former company locations and, along with other companies, has been named a potentially responsible party for certain waste management sites. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the company. During 1997, TRW Vehicle Safety Systems, a wholly owned subsidiary of the company, reported to the Arizona Department of Environmental Quality (ADEQ) potential violations of the Arizona hazardous waste law at its Queen Creek, Arizona facility for the possible failure to properly label and dispose of waste water that might be classified as hazardous waste. If ADEQ initiates proceedings against the company with respect to such matters, the company could be liable for penalties and fines and other relief. Management is currently evaluating this matter and is unable to make a meaningful estimate of the amount or range of possible liability, if any, at this time.

During 1996, the company was advised by the Department of Justice (DOJ) that it had been named as a defendant in two lawsuits brought by a former employee and filed under seal in 1994 and 1995, respectively, in the United States District Court for the Central District of California under the QUI TAM provisions of the civil False Claims Act. The company cannot presently predict the outcome of these matters, although management believes that the company has meritorious defenses.

Refer to the "Contingencies" footnote in the Notes to Financial Statements for further discussion of these matters.

TRW has a companywide program for Year 2000 compliance for its products and services, internal systems, customers and suppliers. The company anticipates that the program plan, including remediation and validation, will be completed in 1999 and that the cost of becoming Year 2000 compliant will not have a material effect on the company's future financial results or financial position. The date of completion and the costs of the project are based on management's estimates, which were derived utilizing assumptions of future events, including the availability of certain resources, third-party modification plans and other factors.


FORWARD-LOOKING STATEMENTS
Statements in this report that are not historical facts are forward-looking statements, which involve risks and uncertainties that could affect the company's actual results. Information regarding the important factors that could cause TRW's actual results to differ materially from the forward-looking statements contained in this report can be found in TRW's reports filed with the Securities and Exchange Commission, including TRW's Form 8-K filed on May 20, 1997.

MANAGEMENT & AUDITORS' REPORT  |  TRW INC.


REPORT OF MANAGEMENT
Management of TRW is responsible for the preparation of the accompanying consolidated financial statements of the company and its subsidiaries. The financial statements have been prepared in conformity with generally accepted accounting principles and include the estimates and judgments of management. The financial statements have been audited by Ernst & Young LLP, independent auditors, whose report appears below.

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


/s/ Joseph T. Gorman       /s/ Carl G. Miller             /s/ Thomas A. Connell

Joseph T. Gorman           Carl G. Miller                  Thomas A. Connell
Chairman and               Executive Vice President and    Vice President and
Chief Executive Officer    Chief Financial Officer         Corporate Controller

January 19, 1998


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
Shareholders and Directors, TRW Inc.

We have audited the accompanying consolidated balance sheets of TRW Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, cash flows and changes in shareholders' investment for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TRW Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Cleveland, Ohio

January 19, 1998

FINANCIAL STATEMENTS  |  TRW INC.

STATEMENTS OF EARNINGS


TRW Inc. and subsidiaries
(In millions except per share data)
Years ended December 31                                        1997            1996          1995
---------------------------------------------------------------------------------------------------
Sales                                                        $ 10,831       $  9,857      $  9,568
Cost of sales                                                   8,826          8,376         7,857
---------------------------------------------------------------------------------------------------
Gross profit                                                    2,005          1,481         1,711

Administrative and selling expenses                               684            613           592
Research and development expenses                                 461            412           392
Purchased in-process research and development                     548           --            --
Interest expense                                                   75             84            95
Other expense (income)-net                                         (3)            70             7
---------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes           240            302           625
Income taxes                                                      289            120           230
---------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                        (49)           182           395

Discontinued operations
  Earnings from operations                                       --               38            51
  Gain on disposal                                               --              260          --
---------------------------------------------------------------------------------------------------
Net earnings (loss)                                          $    (49)      $    480      $    446
---------------------------------------------------------------------------------------------------

Per share of common stock
Diluted
  Continuing operations                                      $   (.40)      $   1.37      $   2.94
  Discontinued operations
   Earnings from operations                                      --              .29           .38
   Gain on disposal                                              --             1.96          --
---------------------------------------------------------------------------------------------------
Net earnings (loss) per share                                $   (.40)      $   3.62      $   3.32
---------------------------------------------------------------------------------------------------

Basic
  Continuing operations                                      $   (.40)      $   1.41      $   3.02
  Discontinued operations
   Earnings from operations                                      --              .29           .39
   Gain on disposal                                              --             2.02          --
---------------------------------------------------------------------------------------------------
Net earnings (loss) per share                                $   (.40)      $   3.72      $   3.41
---------------------------------------------------------------------------------------------------

See notes to financial statements.



[Graphic] 1927  First sodium-cooled engine valve, enabling the first transatlantic flight in Lindbergh's Spirit of St. Louis

FINANCIAL STATEMENTS  |  TRW INC.


BALANCE SHEETS


TRW Inc. and subsidiaries
(In millions)
December 31                                                                                      1997         1996
---------------------------------------------------------------------------------------------------------------------------
Assets
Current assets
  Cash and cash equivalents                                                                  $     70     $    386
  Accounts receivable (net of allowances of $23 million and $18 million)                        1,617        1,378
  Inventories
   Finished products and work in-process                                                          292          295
   Raw materials and supplies                                                                     281          229
---------------------------------------------------------------------------------------------------------------------------
  Total inventories                                                                               573          524
  Prepaid expenses                                                                                 79           69
  Deferred income taxes                                                                            96          424
---------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                            2,435        2,781

Property, plant and equipment-on the basis of cost
  Land                                                                                            111          108
  Buildings                                                                                     1,599        1,584
  Machinery and equipment                                                                       4,364        4,188
---------------------------------------------------------------------------------------------------------------------------
                                                                                                6,074        5,880
  Less accumulated depreciation and amortization                                                3,453        3,400
---------------------------------------------------------------------------------------------------------------------------
Total property, plant and equipment-net                                                         2,621        2,480

Intangible assets
  Intangibles arising from acquisitions                                                           673          258
  Other                                                                                           232           31
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  905          289
  Less accumulated amortization                                                                    94           78
---------------------------------------------------------------------------------------------------------------------------
Total intangible assets-net                                                                       811          211
Investments in affiliated companies                                                               139           51
Other assets                                                                                      404          376
---------------------------------------------------------------------------------------------------------------------------
                                                                                             $  6,410     $  5,899
                                                                                             ------------------------------


[Graphic]  1952 First automobile power steering

FINANCIAL STATEMENTS  |  TRW INC.


BALANCE SHEETS


TRW Inc. and subsidiaries
(In millions)
December 31                                                                                    1997       1996
---------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' investment
Current liabilities
  Short-term debt                                                                            $  411     $   52
  Accrued compensation                                                                          338        386
  Trade accounts payable                                                                        859        781
  Other accruals                                                                                846        775
  Dividends payable                                                                              38         39
  Income taxes                                                                                   99         52
  Current portion of long-term debt                                                             128         72
---------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                     2,719      2,157





Long-term liabilities                                                                           788        767

Long-term debt                                                                                1,117        458

Deferred income taxes                                                                            57        272

Minority interests in subsidiaries                                                              105         56

Shareholders' investment
  Serial Preference Stock II (involuntary liquidation $8 million in 1997 and 1996)                1          1
  Common stock (shares outstanding 122.5 million and 126.1 million)                              78         80
  Other capital                                                                                 462        437
  Retained earnings                                                                           1,776      1,978
  Cumulative translation adjustments                                                           (130)        47
  Treasury shares-cost in excess of par value                                                  (563)      (354)
---------------------------------------------------------------------------------------------------------------
Total shareholders' investment                                                                1,624      2,189
---------------------------------------------------------------------------------------------------------------
                                                                                             $6,410     $5,899
                                                                                             ------------------


See notes to financial statements.


[Graphic]   1953  First automobile ball-joint suspension system

FINANCIAL STATEMENTS  |  TRW INC.


STATEMENTS OF CASH FLOWS


TRW Inc. and subsidiaries
(In millions)
Years ended December 31                                                                    1997         1996         1995
----------------------------------------------------------------------------------------------------------------------------
Operating activities
  Net earnings (loss)                                                                   $   (49)      $   480       $   446
  Adjustments to reconcile net earnings (loss) to
   net cash provided by continuing operations
     Purchased in-process research and development                                          548          --            --
     Depreciation and amortization                                                          490           452           424
     Deferred income taxes                                                                  116          (182)           45
     Discontinued operations                                                               --            (298)          (51)
     Other-net                                                                               10            23            29
  Changes in assets and liabilities, net of effects of businesses acquired or sold
     Accounts receivable                                                                     32           (46)          (61)
     Inventories and prepaid expenses                                                       (26)            8           (68)
     Accounts payable and other accruals                                                   (166)          298            28
     Other-net                                                                               (1)          (24)          (44)
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities of continuing operations                          954           711           748
Net cash provided by discontinued operations                                               --            --              28
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                   954           711           776
Investing activities
  Capital expenditures                                                                     (549)         (500)         (466)
  Acquisitions, net of cash acquired                                                     (1,270)          (76)           (8)
  Net proceeds from divestitures                                                           --             789             9
  Other-net                                                                                   2            34            12
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                                      (1,817)          247          (453)
Financing activities
  Increase (decrease) in short-term debt                                                    912          (127)          (47)
  Proceeds from debt in excess of 90 days                                                   113            51            36
  Principal payments on debt in excess of 90 days                                           (89)          (91)         (207)
  Dividends paid                                                                           (154)         (148)         (134)
  Acquisition of common stock                                                              (247)         (361)          (16)
  Other-net                                                                                  41            51            25
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                         576          (625)         (343)
Effect of exchange rate changes on cash                                                     (29)           (6)          (30)
----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                           (316)          327           (50)
Cash and cash equivalents at beginning of year                                              386            59           109
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                $    70       $   386       $    59
----------------------------------------------------------------------------------------------------------------------------
Supplemental Cash Flow Information
Interest paid (net of amount capitalized)                                               $    76       $    89       $    88
Income taxes paid (net of refunds)                                                      $    78       $   615       $   239
----------------------------------------------------------------------------------------------------------------------------

For purposes of the Statements of Cash Flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

See notes to financial statements.

FINANCIAL STATEMENTS  |  TRW INC.


STATEMENTS OF CHANGES IN SHAREHOLDERS' INVESTMENT


TRW Inc. and subsidiaries
(In millions)
Years ended December 31                                   1997          1996          1995
------------------------------------------------------------------------------------------
Serial Preference Stock II
Series 1
Balance at January 1 and December 31                  $     --      $     --      $     --
------------------------------------------------------------------------------------------
Series 3
Balance at January 1 and December 31                         1             1             1
------------------------------------------------------------------------------------------
Common stock
Balance at January 1                                        80            40            40
Stock dividend                                              --            42            --
Purchase of shares and other                                (2)           (2)           --
------------------------------------------------------------------------------------------
Balance at December 31                                      78            80            40
------------------------------------------------------------------------------------------
Other capital
Balance at January 1                                       437           398           354
Sale of stock and other                                     25            39            44
------------------------------------------------------------------------------------------
Balance at December 31                                     462           437           398
------------------------------------------------------------------------------------------
Retained earnings
Balance at January 1                                     1,978         1,688         1,383
Net earnings (loss)                                        (49)          480           446
Stock dividend and other                                    --           (39)           (3)
Dividends declared
  Preference stock                                          (1)           (1)           (1)
  Common stock ($1.24, $1.17 and $1.05 per share)         (152)         (150)         (137)
------------------------------------------------------------------------------------------
Balance at December 31                                   1,776         1,978         1,688
------------------------------------------------------------------------------------------
Cumulative translation adjustments
Balance at January 1                                        47            76            66
Translation adjustments                                   (177)          (29)           10
------------------------------------------------------------------------------------------
Balance at December 31                                    (130)           47            76
------------------------------------------------------------------------------------------
Treasury shares-cost in excess of par value
Balance at January 1                                      (354)          (31)          (22)
ESOP funding                                                 2            17            17
Purchase of shares                                        (262)         (372)          (26)
Sold under stock options                                    51            32            --
------------------------------------------------------------------------------------------
Balance at December 31                                    (563)         (354)          (31)
------------------------------------------------------------------------------------------
Total shareholders' investment                         $ 1,624       $ 2,189       $ 2,172
------------------------------------------------------------------------------------------

See notes to financial statements.


1957  First intercontinental ballistic missile system

NOTES TO FINANCIAL STATEMENTS  |  TRW INC.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION-The financial statements include the accounts of the company and its subsidiaries except for two insurance subsidiaries. The wholly owned insurance subsidiaries and the majority of investments in affiliated companies, which are not significant individually, are accounted for by the equity method.

USE OF ESTIMATES-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of December 31, 1997 and 1996, respectively, and reported amounts of sales and expenses for the years ended December 31, 1997, 1996 and 1995, respectively. Actual results could differ from those estimates.

LONG-TERM CONTRACTS - The percentage-of-completion (cost-to-cost) method is used to estimate sales under fixed-price and fixed-price incentive contracts. Sales under cost-reimbursement contracts are recorded as costs are incurred. Fees based on cost, award fees and incentive fees are included in sales at the time such amounts are reasonably estimable. Losses on contracts are recognized when determinable.

ACCOUNTS RECEIVABLE - Accounts receivable at December 31, 1997 and 1996, included $698 million and $547 million, respectively, related to long-term contracts, of which $209 million and $257 million, respectively, were unbilled. Unbilled costs, fees and claims represent revenues earned and billable in the following month as well as revenues earned but not billable under terms of the contracts. A substantial portion of such amounts is expected to be billed during the following year. Retainage receivables and receivables subject to negotiation are not significant.

INVENTORIES - Inventories are stated at the lower of cost, principally the first-in, first-out (FIFO) method, or market. Inventories applicable to long-term contracts are not significant.

DEPRECIATION - Depreciation is computed over the assets' estimated useful lives using the straight-line method for the majority of the company's depreciable assets. The remaining assets are depreciated using accelerated methods.

ASSET IMPAIRMENT - The company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired and the undiscounted net cash flows estimated to be generated by those assets are less than their carrying amounts.

INTANGIBLE ASSETS - Intangible assets are stated on the basis of cost. Intangibles arising from acquisitions prior to 1971 ($49 million) are not being amortized because there is no indication of diminished value. Intangibles arising from acquisitions after 1970 are being amortized by the straight-line method principally over 40 years. The carrying value of intangible assets is assessed for impairment on a quarterly basis.

FORWARD EXCHANGE CONTRACTS - The company enters into forward exchange contracts the majority of which hedge firm foreign currency commitments and certain intercompany transactions. At December 31, 1997, the company had contracts outstanding amounting to approximately $186 million denominated principally in the Canadian dollar, the U.S. dollar, the German mark, the British pound and the European

NOTES TO FINANCIAL STATEMENTS  |  TRW INC.


currency unit, maturing at various dates through December 1998. Changes in market value of the contracts are generally included in the basis of the transactions. Foreign exchange contracts are placed with a number of major financial institutions to minimize credit risk. No collateral is held in relation to the contracts, and the company anticipates that these financial institutions will satisfy their obligations under the contracts.

FAIR VALUES OF FINANCIAL INSTRUMENTS -

                                                              1997                   1996
                                                       ------------------------------------------
                                                       Carrying      Fair     Carrying      Fair
In millions                                               value     value        value     value
-------------------------------------------------------------------------------------------------
Cash and cash equivalents                                $   70    $   70       $  386    $  386
Short-term debt                                             411       411           52        52
Floating rate long-term debt                                736       736           31        31
Fixed rate long-term debt                                   509       584          499       553
Interest rate hedges - (liability)                           --        (5)          --        (1)
Forward currency exchange contracts - (liability)            --        (2)          --        (4)


The fair value of long-term debt was estimated using a discounted cash flow analysis, based on the company's current borrowing rates for similar types of borrowing arrangements. The fair value of interest rate hedges and forward currency exchange contracts is estimated based on quoted market prices of offsetting contracts.

ENVIRONMENTAL COSTS - TRW participates in environmental assessments and remedial efforts at operating facilities, previously owned or operated facilities, and Superfund or other waste sites. Costs related to these locations are accrued when it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated. Estimated costs are recorded at undiscounted amounts based on experience and assessments and are regularly evaluated as efforts proceed. Insurance recoveries are recorded as a reduction of environmental costs when fixed and determinable.

EARNINGS PER SHARE - In 1997, TRW adopted SFAS No. 128, "Earnings per Share." Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options and convertible securities. Diluted earnings per share is similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods presented have been restated to conform to Statement 128 requirements. The effects of preferred stock dividends, convertible preferred stock and employee stock options were excluded from the calculation of 1997 diluted earnings per share as they would have been antidilutive.


[Graphic] 1969  First variable thrust rocket engine,
                enabling the first manned moon landing

NOTES TO FINANCIAL STATEMENTS  |  TRW INC.


In millions except per share data                                                  1997      1996      1995
-------------------------------------------------------------------------------------------------------------
Numerator
  Earnings (loss) from continuing operations                                    $ (48.5)   $ 182.4   $ 395.4
  Preferred stock dividends                                                         (.7)       (.7)      (.8)
-------------------------------------------------------------------------------------------------------------
  Numerator for basic earnings per share-earnings (loss)
   available to common shareholders                                               (49.2)     181.7     394.6

  Effect of dilutive securities
   Preferred stock dividends                                                       --           .7        .8
-------------------------------------------------------------------------------------------------------------

  Numerator for diluted earnings per share-earnings (loss)
   available to common shareholders after assumed conversions                   $ (49.2)   $ 182.4   $ 395.4
-------------------------------------------------------------------------------------------------------------
Denominator
  Denominator for basic earnings per share-
   weighted-average common shares                                                 123.7      128.7     130.6
  Effect of dilutive securities
   Convertible preferred stock                                                     --          1.1       1.2
   Employee stock options                                                          --          3.0       2.6
-------------------------------------------------------------------------------------------------------------
  Dilutive potential common shares                                                 --          4.1       3.8

  Denominator for diluted earnings per share-adjusted
   weighted-average shares and assumed conversions                                123.7      132.8     134.4
-------------------------------------------------------------------------------------------------------------

Basic earnings (loss) per share from continuing operations                      $ (0.40)   $  1.41    $ 3.02
-------------------------------------------------------------------------------------------------------------

Diluted earnings (loss) per share from continuing operations                    $ (0.40)   $  1.37    $ 2.94
-------------------------------------------------------------------------------------------------------------


RESEARCH AND DEVELOPMENT

In millions                                                                        1997       1996      1995
-------------------------------------------------------------------------------------------------------------
Customer-funded                                                                 $ 1,501    $ 1,425    $1,360
Company-funded
  Research and development                                                          461        412       392
  Product development                                                               174        160       139
-------------------------------------------------------------------------------------------------------------
                                                                                    635        572       531
                                                                                -----------------------------
                                                                                $ 2,136    $ 1,997    $1,891
-------------------------------------------------------------------------------------------------------------

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

The 1997 amounts exclude the $548 million charge for purchased in-process research and development.

NOTES TO FINANCIAL STATEMENTS  |  TRW INC.


ACQUISITIONS
On February 5, 1997, the company acquired an 80 percent equity interest in the air bag and steering wheel businesses of Magna International for cash of $415 million plus assumed net debt of $50 million. These businesses supply air bag modules, inflators, propellants, steering wheels and other related automotive components. The results of operations have been included in the financial statements from the date of acquisition. The acquisition was accounted for by the purchase method; accordingly, the purchase price has been allocated to the net assets acquired based on their estimated fair values and to costs for certain restructuring actions to be completed in 1998. The purchase price in excess of the net assets is $276 million and is being amortized over 40 years.

On December 24, 1997, the company acquired the shares of BDM International, Inc.
(BDM) for cash of $880 million plus assumed net debt of $85 million. BDM is an information technology company operating in the systems and software integration, computer and technical services and enterprise management and operations markets. The acquisition was accounted for by the purchase method, with the purchase price tentatively allocated to the net assets acquired based on their fair values. An independent valuation was performed primarily using the income approach for valuing the intangible assets. As a result of the valuation, $548 million was allocated to in-process research and development projects that had not reached technological feasibility and have no alternative future use. This amount was recognized as an expense with no tax benefit at the date of acquisition. The intangible assets of $306 million will be amortized over an average period of 15 years.

The following unaudited pro forma financial information reflects the consolidated results of operations of the company as if the acquisitions had taken place at the beginning of the respective periods. The pro forma information includes adjustments for interest expense that would have been incurred to finance the acquisitions, additional depreciation based on the fair market value of the property, plant and equipment acquired, write-off of purchased in-process research and development and the amortization of intangible assets arising from the transactions. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been affected on the assumed dates.


In millions, except per share amounts
Year ended (unaudited)                                      1997         1996
--------------------------------------------------------------------------------
Sales                                                  $  11,758    $  11,231
Loss from continuing operations                              (85)        (392)
Loss per share                                              (.69)       (3.05)
--------------------------------------------------------------------------------



[Graphic] 1971  First global military communications network - DSCS

NOTES TO FINANCIAL STATEMENTS  |  TRW INC.


DIVESTITURE AND SPECIAL CHARGES
During 1996, the company sold substantially all of the businesses in its Information Systems & Services segment. The financial statements reflect as discontinued operations for all periods presented that segment's net assets and operating results, as well as the related transaction gain.

Net proceeds of $1.1 billion in cash resulted in a gain of $484 million ($260 million after tax, or $1.96 per share). Sales of the discontinued operations were $453 million and $604 million in 1996 and 1995, respectively.

During 1996, the company recorded before-tax charges of $385 million ($252 million after tax, or $1.90 per share) primarily for actions taken in the automotive and space, defense and information systems businesses. The components of the charge include severance costs of $40 million, contract reserves of $99 million, litigation and warranty expenses of $127 million, asset writedowns of $96 million, and other items of $23 million. Cash expenditures related to the severance costs were substantially completed during 1997.

The charges are included in the Statements of Earnings for 1996 as follows: $321 million included in cost of sales; $18 million included in interest expense; $65 million included in other expense (income)-net; and a reduction of $19 million included in other captions. For balance sheet purposes, other accruals in 1997 and 1996 include $96 million and $225 million, respectively, relating to these charges.

OTHER EXPENSE (INCOME)-NET


In millions                                      1997         1996         1995
--------------------------------------------------------------------------------
Other income                                   $  (66)      $  (67)      $  (37)
Other expense                                      48          119           25
Minority interests                                 20           12           11
Earnings of affiliates                            (12)          (1)          (2)
Foreign currency translation                        7            7           10
--------------------------------------------------------------------------------
                                               $   (3)      $   70       $    7
                                               ---------------------------------


Other income in 1997 includes a $15 million gain on the sale of a property. Other expense in 1996 includes $65 million of special charges. Refer to the "Divestiture and Special Charges" footnote.

INCOME TAXES
Earnings from continuing operations before income taxes


In millions                                      1997         1996         1995
--------------------------------------------------------------------------------
U.S.                                           $   95       $  133       $  428
Non-U.S.                                          145          169          197
--------------------------------------------------------------------------------
                                               $  240       $  302       $  625
                                               ---------------------------------



[Graphic} 1983 First spacecraft to leave our solar system - Pioneer 10

NOTES TO FINANCIAL STATEMENTS  |  TRW INC.


Provision for income taxes
In millions                                                               1997         1996         1995
---------------------------------------------------------------------------------------------------------
Current
  U.S. federal                                                          $  136       $  176       $   90
  Non-U.S.                                                                  84           73           57
  U.S. state and local                                                      23           20           17
---------------------------------------------------------------------------------------------------------
                                                                           243          269          164
Deferred
  U.S. federal                                                              46         (130)          31
  Non-U.S.                                                                  (4)          (6)          14
  U.S. state and local                                                       4          (13)          21
---------------------------------------------------------------------------------------------------------
                                                                            46         (149)          66
                                                                        ---------------------------------
                                                                        $  289       $  120       $  230
                                                                        ---------------------------------


Effective income tax rate
                                                                          1997         1996         1995
---------------------------------------------------------------------------------------------------------
U.S. statutory income tax rate                                            35.0%        35.0%        35.0%
Nondeductible expenses                                                     2.7          2.4          1.3
U.S. state and local income taxes net of U.S. federal tax benefit          7.6          3.0          3.8
Non-U.S. tax rate variances net of foreign tax credits                    (2.2)         3.4          (.1)
Prior years adjustments                                                   (3.5)        (1.9)        (3.0)
Purchased in-process research and development                             80.0           --           --
Other                                                                       .7         (2.3)         (.2)
---------------------------------------------------------------------------------------------------------
                                                                         120.3%        39.6%        36.8%
                                                                        ---------------------------------


The effective tax rate in 1997 was 120.3 percent compared to 39.6 percent in 1996. Excluding the write-off of purchased in-process research and development, the effective tax rate would have been 36.6 percent.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1997 and 1996, the company had unused tax benefits of $30 million and $23 million, respectively, related to non-U.S. net operating loss carryforwards for income tax purposes, of which $13 million and $18 million can be carried forward indefinitely and the balance expires at various dates through 2004. A valuation allowance at December 31, 1997 and 1996, of $25 million and $20 million, respectively, has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefit of the loss carryforwards.

It is the company's intention to reinvest undistributed earnings of certain of its non-U.S. subsidiaries and thereby indefinitely postpone their remittance. Accordingly, deferred income taxes have not been provided for accumulated undistributed earnings of $451 million at December 31, 1997.


[Graphic] 1983 First functional very high speed integrated circuit chip

NOTES TO FINANCIAL STATEMENTS  |  TRW INC.



                                                                              Deferred tax           Deferred tax
                                                                                 assets               liabilities
                                                                            ---------------------------------------
In millions                                                                  1997      1996         1997      1996
-------------------------------------------------------------------------------------------------------------------
Pensions and postretirement benefits other than pensions                  $   260    $  269       $    6    $   23
Completed contract method of accounting for long-term contracts                49        53          457       421
State and local taxes                                                          23        33           --         8
Reserves and accruals                                                          85       186           --        --
Depreciation and amortization                                                  10        11           91        86
Insurance accruals                                                             22        32           --        --
Non-U.S. net operating loss carryforwards                                      30        23           --        --
Other                                                                         180       143           41        40
-------------------------------------------------------------------------------------------------------------------
                                                                              659       750          595       578
Valuation allowance for deferred tax assets                                   (25)      (20)          --        --
-------------------------------------------------------------------------------------------------------------------
                                                                          $   634    $  730       $  595    $  578
                                                                          -----------------------------------------

PENSION PLANS
The company has defined benefit pension plans (generally noncontributory except for those in the United Kingdom) for substantially all employees. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service.

Under the company's funding policy, annual contributions are made to fund the plans during the participants' working lifetimes, except for unfunded plans in Germany and certain non-qualified plans in the United States which are funded as benefits are paid to participants. Annual contributions to funded plans have met or exceeded ERISA's minimum funding requirements or amounts required by local law or custom.

The company sponsors a contributory stock ownership and savings plan for which a majority of its U.S. employees are eligible. The company matches employee contributions up to 3 percent of the participant's qualified compensation. The company contributions are held in an unleveraged employee stock ownership plan. The company also sponsors other defined contribution pension plans covering employees at some of its operations.


                                                          1997                   1996                   1995
-------------------------------------------------------------------------------------------------------------------
In millions                                          U.S.   Non-U.S.         U.S.  Non-U.S.         U.S.  Non-U.S.
-------------------------------------------------------------------------------------------------------------------
Defined benefit plans
  Service cost-benefits earned during the year     $   72    $    16      $    73    $   14       $   52    $   15
  Interest cost on projected benefit obligation       179         29          165        28          153        27
  Actual return on plan assets                       (441)       (30)        (344)      (23)        (508)      (38)
  Net amortization and deferral                       207          6          137         8          306        19
-------------------------------------------------------------------------------------------------------------------
Defined benefit plans                                  17         21           31        27            3        23
Defined contribution plans                              1          5            1         5            1         5
Employee stock ownership and savings plan              44         --           40        --           36        --
-------------------------------------------------------------------------------------------------------------------
Total pension cost                                 $   62    $    26      $    72    $   32       $   40    $   28
-------------------------------------------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS  |  TRW INC.

                                                                              1997                      1996
-------------------------------------------------------------------------------------------------------------------
In millions                                                               U.S.  Non-U.S.             U.S.  Non-U.S.
-------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations
  Vested benefit obligation                                           $  2,343    $  382        $  1,947    $  368
-------------------------------------------------------------------------------------------------------------------
  Overfunded plans                                                    $  2,291    $  260        $  2,050    $  253
  Underfunded plans                                                        167       138              55       129
-------------------------------------------------------------------------------------------------------------------
  Total accumulated benefit obligation                                $  2,458    $  398        $  2,105    $  382
-------------------------------------------------------------------------------------------------------------------
  Projected benefit obligation                                        $  2,869    $  429        $  2,381    $  412
-------------------------------------------------------------------------------------------------------------------
  Overfunded plans                                                    $  3,031    $  301        $  2,782    $  300
  Underfunded plans                                                        105        21               5        14
-------------------------------------------------------------------------------------------------------------------
Total plan assets at fair value (primarily listed stocks and bonds)      3,136       322           2,787       314
-------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) projected benefit obligation          267      (107)            406       (98)
Unrecognized net gain                                                     (162)      (39)           (253)      (47)
Unrecognized net assets from January 1, 1986
  (January 1, 1989 for non-U.S. plans)                                     (23)      (11)            (41)      (11)
Unrecognized prior service cost                                             33        11              22         9
Additional minimum liability                                               (16)       (7)            (16)       (7)
-------------------------------------------------------------------------------------------------------------------
Net pension asset (liability) recognized in the balance sheet         $     99    $ (153)       $    118    $ (154)
-------------------------------------------------------------------------------------------------------------------


Actuarial Assumptions                                                      1997                      1996
-------------------------------------------------------------------------------------------------------------------
                                                                     U.S.         Non-U.S.        U.S.   Non-U.S.
-------------------------------------------------------------------------------------------------------------------
Discount rate                                                        7.0%     6.0 - 7.0%     7.5%     6.5 - 7.75%
Rate of increase in compensation levels                              4.4%     3.5 - 4.0%     4.4%     4.0 -  5.0%
-------------------------------------------------------------------------------------------------------------------


The expected long-term rate of return on plan assets for U.S. plans was 9 percent for 1997, 1996 and 1995. For non-U.S. plans, the expected long-term rate of return ranged from 7 percent to 9-1/2 percent in 1997, 7 percent to 9-3/4 percent in 1996, and 7 percent to 9-1/2 percent in 1995.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The company provides health care and life insurance benefits for a majority of its retired employees in the United States and Canada. The health care plans provide for cost sharing, in the form of employee contributions, deductibles and coinsurance, between the company and its retirees. The postretirement health care plan covering a majority of employees who retired since August 1, 1988, limits the annual increase in the company's contribution toward the plan's cost to a maximum of the lesser of 50 percent of medical inflation or 4 percent. Life insurance benefits are generally noncontributory. The company's policy is to fund the cost of postretirement health care and life insurance benefits in amounts determined at the discretion of management. Retirees in certain other countries are provided similar benefits by plans sponsored by their governments.

[Graphic] 1987 First automobile seat belt pretensioning device

NOTES TO FINANCIAL STATEMENTS  |  TRW INC.




In millions                                                                                      1997         1996
-------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
  Retirees                                                                                    $   511      $   512
  Fully eligible active participants                                                               43           35
  Other active participants                                                                       240          213
-------------------------------------------------------------------------------------------------------------------
                                                                                                  794          760
Plan assets at fair value (primarily listed stocks and bonds)                                     129           83
-------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation in excess of plan assets                           (665)        (677)
Unrecognized prior service cost                                                                    (6)          (6)
Unrecognized net gain                                                                             (30)         (35)
-------------------------------------------------------------------------------------------------------------------
Net liability recognized in the balance sheet                                                 $  (701)     $  (718)
-------------------------------------------------------------------------------------------------------------------


In millions                                                                         1997         1996         1995
-------------------------------------------------------------------------------------------------------------------
Service cost                                                                       $  13        $  13        $  10
Interest cost                                                                         54           54           54
Actual return on plan assets                                                         (13)          (7)          (9)
Net amortization and deferral                                                          4            2            5
-------------------------------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                                           $  58        $  62        $  60
-------------------------------------------------------------------------------------------------------------------


The discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1997 and 1996, was 7 percent and 7-1/2 percent, respectively. At December 31, 1997, the 1998 annual rate of increase in the per capita cost of covered health care benefits was assumed to be 8 percent for all participants. The rate was assumed to decrease gradually to 5 percent in the year 2009 and remain at that level thereafter. At December 31, 1996, the 1997 annual rate of increase in the per capita cost of health care benefits was assumed to be 9 percent for participants under age 65 and 8 percent for participants age 65 or older. The rates were assumed to decrease gradually to 6 percent and 5 percent, respectively, in the year 2009 and remain at that level thereafter. A one percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation at December 31, 1997, by approximately 14 percent and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1997 by approximately 14 percent. The weighted average expected long-term rate of return on plan assets was 8 percent for 1997, 1996 and 1995. The trust holding the majority of the plan assets is not subject to federal income taxes.

[Graphic] 1988  First automobile remote keyless entry system

NOTES TO FINANCIAL STATEMENTS  |  TRW INC.



DEBT AND CREDIT AGREEMENTS
Short-term debt
In millions                                                            1997         1996
----------------------------------------------------------------------------------------
U.S. borrowings                                                    $    318     $      9
Non-U.S. borrowings                                                      93           43
----------------------------------------------------------------------------------------
                                                                   $    411     $     52
                                                                   ---------------------


Long-term debt
In millions                                                            1997         1996
----------------------------------------------------------------------------------------
U.S. borrowings                                                    $    691     $     --
Non-U.S. borrowings                                                      54           44
7.3% ESOP obligations due 1997                                           --           20
Medium-term notes
  9.35% Notes due 2020 (due 2000 at option of note holder)              100          100
  9 3/8% Notes due 2021                                                 100          100
  Other medium-term notes                                               278          234
Other                                                                    22           32
----------------------------------------------------------------------------------------
Total long-term debt                                                  1,245          530
Less current portion                                                    128           72
----------------------------------------------------------------------------------------
                                                                   $  1,117     $    458
                                                                   ---------------------

TRW maintains two committed U.S. revolving credit agreements. The first agreement allows the company to borrow up to $750 million with 17 banks and extends through June 2002. The second agreement allows the company to borrow up to $750 million with 15 banks and extends to December 8, 1998. The interest rate under the agreements is either a negotiated rate, the banks' prime rates, a rate based on the banks' costs of funds in the secondary certificate of deposit market or a rate based on an Interbank Offered Rate. TRW's commercial paper borrowings are supported by these agreements. At December 31, 1997, there were $60 million and $65 million in outstanding borrowings under the U.S. revolving credit agreements, respectively. At December 31, 1997, $600 million of short-term U.S. borrowings were reclassified as long-term debt as the company intended to refinance these borrowings on a long-term basis and has the ability to do so under its U.S. revolving credit agreements. In January 1998, the company issued $500 million of notes and debentures which mature at various dates through 2028.

The company also maintains a committed multi-currency revolving credit agreement with 17 banks. The agreement allows the company to borrow up to $250 million and extends through June 2002. The interest rate under the agreement is based on various interest rate indices. At December 31, 1997, there were no outstanding borrowings under the multi-currency credit agreement.

On December 24, 1997, the company acquired the shares of BDM International. BDM maintained a committed multi-currency revolving credit agreement with six banks. At December 31, 1997, there were $91 million in outstanding borrowings under the BDM committed multi-currency revolving credit agreement. The borrowings were paid and the credit agreement was terminated in January 1998.

NOTES TO FINANCIAL STATEMENTS  |  TRW INC.


As of December 31, 1997, the company has interest rate swap agreements for notional borrowings of $28 million in which the company pays a fixed rate and receives a floating rate. The weighted average pay rate and receive rate under these agreements is 6.2 percent and 3.4 percent, respectively. These agreements mature at various dates through 1998. The floating rates under the interest rate swap agreements are based on LIBOR rates and have been calculated using these rates at December 31, 1997. Net payments or receipts under the agreements are recognized as an adjustment to interest expense. The agreements were entered into with a major financial institution, and the company anticipates that the financial institution will satisfy its obligations under the agreements. No collateral is held in relation to the agreements.

The weighted average interest rate on short-term borrowings outstanding, including amounts reclassified to long-term debt, at December 31, 1997 and 1996, is 6.4 percent and 9.9 percent, respectively.

The other medium-term notes bear interest at rates ranging from 5.98 percent to
9.25 percent and mature at various dates through 2020.

Long-term non-U.S. borrowings bear interest, stated in terms of the local currency borrowing, at rates ranging from 3.6 percent to 9.48 percent at December 31, 1997, and mature at various dates through 2005.

The maturities of long-term debt are, in millions: 1998-$128; 1999-$37; 2000-$12; 2001-$33; 2002-$602; and $433 thereafter.

The indentures and other debt agreements impose, among other covenants, restrictions on funded debt and maintenance of minimum net worth. Under the most restrictive interpretation of these covenants, the payment of dividends was limited to approximately $729 million at December 31, 1997.

Compensating balance arrangements and commitment fees were not material.

LEASE COMMITMENTS
TRW leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such leases, some of which are noncancelable and in many cases include renewals, expire at various dates. The company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $146 million for 1997, $130 million for 1996 and $124 million for 1995.

At December 31, 1997, the future minimum lease payments for noncancelable operating leases totaled $372 million and are payable as follows: 1998-$103; 1999-$79; 2000-$53; 2001-$34; 2002-$26; and $77 thereafter.



[Grahpic] 1989  First millimeter microwave monolithic integrated circuit chip

NOTES TO FINANCIAL STATEMENTS  |  TRW INC.


CAPITAL STOCK
SERIAL PREFERENCE STOCK II - cumulative - stated at $2.75 a share; 5 million shares authorized.

Series 1 - each share convertible into 8.8 shares of common; redeemable at $104 per share; involuntary liquidation price of $104 per share; dividend rate of $4.40 per annum.

Series 3 - each share convertible into 7.448 shares of common; redeemable at $100 per share; involuntary liquidation price of $40 per share; dividend rate of $4.50 per annum.

Series 4 - not convertible into common shares; redemption price and involuntary liquidation price of $125 per one one-hundredth of a share; annual dividend rate per one one-hundredth of a share of the lesser of $4.00 or the current dividend on common stock; no shares outstanding at December 31, 1997.

COMMON STOCK - $0.625 par value; authorized 500 million shares; shares outstanding were reduced by treasury shares of 10.9 million in 1997 and 7.2 million in 1996.

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

At December 31, 1997, 15.8 million shares of common stock were reserved for the exercise and issuance of stock options and conversion of the Serial Preference Stock II, Series 1 and 3. There were 1.2 million shares of Cumulative Redeemable Serial Preference Stock II, Series 4, reserved for the shareholder purchase rights plan.

STOCK OPTIONS
TRW has granted nonqualified stock options to certain employees to purchase the company's common stock at the market price on the date of grant. Stock options granted become exercisable to the extent of one-third of the optioned shares for each full year of employment following the date of grant and expire 10 years after the date of grant. The company applies the provisions of Accounting Principles Board Opinion No. 25 in accounting for its employee stock options and, as such, no compensation expense is recognized as the exercise price equals the market price of the stock on the date of grant.



[Graphic] 1993 First computer system for battlefield use

NOTES TO FINANCIAL STATEMENTS  |  TRW INC.



                                          1997                        1996                          1995
                                 -----------------------    -------------------------    -------------------------
                                               Weighted-                    Weighted-                    Weighted-
                                                 average                      average                      average
                                   Millions     exercise       Millions      exercise       Millions      exercise
                                  of shares        price      of shares         price      of shares         price
------------------------------------------------------------------------------------------------------------------
Outstanding at
  beginning of year                     8.5      $ 29.72            9.2       $ 26.45            9.4       $ 25.09
Granted                                 2.0        50.19            1.7         43.98            1.4         32.32
Exercised                               1.6        25.96            1.9         25.28            1.4         23.33
Canceled, expired
  or terminated                          .4        38.63             .5         35.51             .2         28.23
Outstanding at end of year              8.5        34.94            8.5         29.72            9.2         26.45
Exercisable                             5.3        27.81            5.6         25.18            6.6         24.07
Weighted-average fair
  value of options granted                         11.92                         9.45                         8.24
------------------------------------------------------------------------------------------------------------------

At December 31, 1997, approximately 1,100 employees were participants in the plan. As of that date, the per share exercise prices of options outstanding ranged from $19.88 to $58.88. The weighted-average remaining contractual life of those options is approximately six years.

Had the compensation cost for the stock options granted in 1997, 1996 and 1995 been determined based on the fair value at the grant date consistent with the fair value method of SFAS No. 123, the company's net earnings and earnings per share would have been reduced by $9 million ($.08 per share) in 1997, $5 million ($.04 per share) in 1996 and $2 million ($.02 per share) in 1995. The effect on 1996 and 1995 net earnings may not be representative of the effect on future years' net earnings amounts as the compensation cost reflects expense for only two years' vesting in 1996 and one year's vesting in 1995.

Fair value was estimated at the date of grant using the Black-Scholes option pricing model and the following weighted-average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rate of 5.83%, 5.43% and 7.44%; dividend yield of 2.54%, 2.84% and 2.80%; expected volatility of 20%, 20% and 19%; and an expected option life of six years for 1997, 1996 and 1995.

TRW grants performance share rights to certain employees under which the employees are entitled to receive shares of the company's common stock based on the achievement of a certain return on assets employed. The rights specify a target number of shares which the employee would receive for each year that goals for returns on assets employed are met. If the goals are exceeded, the employee could receive up to 200 percent of the target shares, with the excess over 100 percent payable in cash, unless the Compensation and Stock Option Committee of TRW's Directors determines to pay the excess in shares. If the goals are not met, the employee would receive fewer than the target shares or no shares. The target number of performance share rights granted to employees and still outstanding were .2 million and .4 million at December 31, 1997 and 1996, respectively.

NOTES TO FINANCIAL STATEMENTS  |  TRW INC.


CONTINGENCIES
The company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. In addition, the company is conducting a number of environmental investigations and remedial actions at current and former company locations and, along with other companies, has been named a potentially responsible party for certain waste management sites. Each of these matters is subject to various uncertainties, and some of these matters may be resolved unfavorably to the company. A reserve estimate for each matter is established using standard engineering cost estimating techniques. In the determination of such costs, consideration is given to professional judgment of company environmental engineers in consultation with outside environmental specialists when necessary. At multi party sites, the reserve estimate also reflects the expected allocation of total project costs among the various potentially responsible parties. At December 31, 1997, the company had reserves for environmental matters of $71 million, including $6 million of additional accruals recorded during the year. The company aggressively pursues reimbursement for environmental costs from its insurance carriers. However, insurance recoveries are not recorded as a reduction of environmental costs until they are fixed and determinable. At December 31, 1997, the "Other assets" caption on the balance sheet includes $30 million of insurance recoveries related to environmental matters. The company believes that any liability that may result from the resolution of environmental matters for which sufficient information is available to support these cost estimates will not have a material adverse effect on the company's financial position. However, the company cannot predict the effect on the company's financial position of expenditures for aspects of certain matters for which there is insufficient information. In addition, the company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters on the company's financial position or the possible effect of compliance with environmental requirements imposed in the future.

Further, product liability claims may be asserted in the future for events not currently known by management. Although the ultimate liability from these potential claims cannot be ascertained at December 31, 1997, management does not anticipate that any related liability, after consideration of insurance recovery, would have a material adverse effect on the company's financial position.

During 1997, TRW Vehicle Safety Systems Inc., a wholly owned subsidiary of the company, reported to the Arizona Department of Environmental Quality (ADEQ) potential violations of the Arizona hazardous waste law at its Queen Creek, Arizona facility for the possible failure to properly label and dispose of waste water that might be classified as hazardous waste. ADEQ is conducting an investigation into these potential violations, and the company is cooperating with the investigation. If ADEQ initiates proceedings against the company with respect to such matters, the company could be liable for penalties and fines and other relief. The company has been apprised by state and federal officials that there are ongoing civil and criminal investigations with respect to these potential violations. Management is currently evaluating this matter and is unable to make a meaningful estimate of the amount or range of possible liability, if any, at this time.

[Graphic] 1994  First on-board signal processing for a military communications satellite - Milstar

NOTES TO FINANCIAL STATEMENTS  |  TRW INC.


During 1996, the company was advised by the Department of Justice (DOJ) that it had been named as a defendant in two lawsuits brought by a former employee and filed under seal in 1994 and 1995, respectively, in the United States District Court for the Central District of California under the QUI TAM provisions of the civil False Claims Act. The Act permits an individual to bring suit in the name of the United States and share in any recovery. The allegations in the lawsuits relate to the classification of costs incurred by the company that were charged to certain of its federal contracts. Under the law, the government must investigate the allegations and determine whether it wishes to intervene and take responsibility for the lawsuits. On February 19, 1998, the DOJ intervened in the litigation with respect to a limited number of the allegations. The company cannot presently predict the outcome of these matters, although management believes that the company has meritorious defenses.

INDUSTRY SEGMENTS
TRW Inc. is a United States-based company providing advanced technology products and services for the automotive and space, defense and information systems markets. The principal markets for the company's automotive products are North American, European and Asian original equipment manufacturers and independent distributors. Space, Defense & Information Systems primarily provides products and services to the United States Government, agencies of the United States Government and commercial customers.

AUTOMOTIVE - Occupant restraint systems, including sensors, steering wheels, air bag and seat belt systems. Steering systems, including power and manual rack and pinion steering for light vehicles, hydraulic steering systems for commercial truck and off-highway vehicles and suspension components. Electrical and electronic controls, engineered fasteners and stud welding and control systems. Engine valves, valve train parts and pistons.

SPACE, DEFENSE & INFORMATION SYSTEMS - Spacecraft, including the design and manufacture of military and civilian spacecraft equipment, propulsion subsystems, electro-optical and instrument systems, spacecraft payloads, high-energy lasers and laser technology and other high-reliability components. Systems integration, systems engineering services and software in the fields of military command and control, intelligence collection, public safety, modeling and simulation, training, telecommunications, image processing, earth observation, nuclear waste management, air traffic control, security and counterterrorism, and other high-technology space, defense, and civil government support systems. Electronic systems, equipment, components and services, including the design and manufacture of space communication systems, airborne reconnaissance systems, unmanned aerial vehicles, avionics systems, commercial telecommunications and other electronic technologies for tactical and strategic space, defense and selected commercial applications. Information technology systems, products and services for government and commercial markets focused on defense, health and human safety, integrated supply chain, warehousing, logistics, criminal justice, tax systems modernization, and financial reporting applications.

NOTES TO FINANCIAL STATEMENTS  |  TRW INC.


                                                                       Space,
                                                                    Defense &
                                  Year ended                      Information            Company
In millions                      December 31        Automotive        Systems       Staff & Other          Total
------------------------------------------------------------------------------------------------------------------
Sales                                   1997         $   7,032      $   3,799           $      --      $  10,831
                                        1996             6,493          3,364                  --          9,857
                                        1995             6,468          3,100                  --          9,568
------------------------------------------------------------------------------------------------------------------
Operating profit (loss)                 1997         $     631      $    (228)(A)       $    (163)     $     240(A)
                                        1996               319            157                (174)           302
                                        1995               607            192                (174)           625
------------------------------------------------------------------------------------------------------------------
Identifiable assets                     1997         $   4,307      $   1,546           $     557      $   6,410
                                        1996             3,683          1,278                 938          5,899
                                        1995             3,706          1,113                 851          5,670
------------------------------------------------------------------------------------------------------------------
Depreciation and                        1997         $     352      $     115           $       9      $     476
amortization of property,               1996               321            112                  10            443
plant and equipment                     1995               304            102                   9            415
------------------------------------------------------------------------------------------------------------------
Capital expenditures                    1997         $     390      $     156           $       3      $     549
                                        1996               342            157                   1            500
                                        1995               314            114                  38            466
------------------------------------------------------------------------------------------------------------------

(A) Excluding the write-off of purchased in-process research and development, Space, Defense & Information Systems and Total operating profit would have been $320 million and $788 million, respectively.

Company Staff assets consist principally of cash and cash equivalents, current deferred income taxes and administrative facilities. Intersegment sales were not significant. Sales to agencies of the U.S. Government, primarily by the Space, Defense & Information Systems segment, were $3,523 million in 1997, $3,121 million in 1996 and $2,890 million in 1995. Sales to Ford Motor Company by the Automotive segment were $1,469 million in 1997, $1,470 million in 1996 and $1,474 million in 1995.



[Graphic] 1995 First spacecraft to operate continuously for 30 years -
               Pioneer 6

NOTES TO FINANCIAL STATEMENTS  |  TRW INC.


GEOGRAPHIC SEGMENTS


                            Year ended         United                         Other         Company
In millions                December 31         States         Europe          Areas   Staff & Other          Total
------------------------------------------------------------------------------------------------------------------
Sales                             1997      $   6,919       $  3,002       $     910      $      --      $  10,831
                                  1996          6,469          2,522             866             --          9,857
                                  1995          6,212          2,525             831             --          9,568
------------------------------------------------------------------------------------------------------------------
Operating profit (loss)           1997      $      94       $    245       $      64      $    (163)     $     240
                                  1996            212            224              40           (174)           302
                                  1995            514            220              65           (174)           625
------------------------------------------------------------------------------------------------------------------
Identifiable assets               1997      $   3,415       $  1,980       $     554      $     461      $   6,410
                                  1996          3,056          1,411             590            842          5,899
                                  1995          2,871          1,464             537            798          5,670
------------------------------------------------------------------------------------------------------------------

Inter-area sales are not significant to the total revenue of any geographic area.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

In millions except per share data

------------------------------------------------------------------------------------------------------------------
                                 First                  Second                  Third                 Fourth
                          --------------------      ------------------      ----------------      ----------------
                              1997      1996         1997       1996         1997     1996         1997       1996
------------------------------------------------------------------------------------------------------------------
                                         (C)                                            (D)        (A)(B)      (E)
Sales                     $  2,660  $  2,514     $  2,852  $   2,572    $   2,521  $  2,320     $  2,798  $  2,451

Gross profit                   482       463          534        479          466       133          523       406
Earnings (loss) from
  continuing operations
  before income taxes          195       165          219        188          166      (218)        (340)      167
Net earnings (loss)            119       117          135        130          108       106         (411)      127

Net earnings (loss)
  per share (F)
   Diluted                     .92       .86         1.05        .97          .85       .82        (3.34)      .98
   Basic                       .95       .89         1.09       1.00          .88       .82        (3.34)     1.01
------------------------------------------------------------------------------------------------------------------

(A) Earnings (loss) from continuing operations before income taxes includes a $548 million ($4.46 per share) one time noncash charge related to in-process research and development with no income tax benefit.
(B) Earnings (loss) from continuing operations before income taxes includes a $15 million gain ($10 million after tax, 8 cents per share) related to the sale of property.
(C) Earnings (loss) from continuing operations before income taxes included an $18 million benefit ($12 million after taxes, 9 cents per share) related to an insurance claim settlement and a $15 million noncash charge ($13 million after taxes, 10 cents per share) related to SFAS No. 121.
(D) Net earnings (loss) included a $243 million gain ($1.90 per share) related to the sale of the information services business and a $233 million charge ($1.83 per share) for actions taken in the automotive and space, defense and information systems businesses.
(E) Net earnings (loss) included a $17 million gain (13 cents per share) related to the sale of the remaining interest in the information services business, a $10 million benefit (8 cents per share) related to the recovery of certain tax costs and a $28 million charge (22 cents per share) related primarily to product warranties.
(F) Amounts have been restated to comply with SFAS No. 128, "Earnings per Share." Under the provisions of SFAS No. 128, the sum of net earnings
     (loss) per share for the four quarters may not equal the total year amount.



[Graphic]  1995 First commercially viable superfast gallium arsenide
                HBT integrated circuits for wireless communications

NOTES TO FINANCIAL STATEMENTS  | TRW INC.



STOCK PRICES AND DIVIDENDS (UNAUDITED)
The book value per common share at December 31, 1997, was $13.19 compared to $17.29 at the end of 1996. TRW's Directors declared the 238th consecutive quarterly dividend during December 1997. Dividends declared per share in 1997 were $1.24, up 6 percent from $1.17 in 1996. The following table highlights the market prices of TRW's common and preference stocks and dividends paid for the quarters of 1997 and 1996.


                                                       Price of               Price of               Dividends
                                                     traded shares          traded shares         paid per share
                                                  ---------------------    -------------------     ----------------
                                     Quarter              1997                    1996              1997      1996
                                    ---------     ---------------------    -------------------     ----------------
                                                     High        Low         High       Low
-------------------------------------------------------------------------------------------------------------------
Common stock                            1           $  55 7/8   $ 48 1/8    $  46 1/8  $ 37 7/16   $ .31    $  .275
Par value $0.625 per share              2              58 3/8     47 3/8       48 1/2    43 1/2      .31       .275
                                        3              61 5/16    51 1/4       50 3/4    41 1/16     .31       .275
                                        4              61 3/16    50 1/2       52        43 3/4      .31        .31
-------------------------------------------------------------------------------------------------------------------
Cumulative Serial                       1             500        300          379       379         1.10       1.10
Preference Stock II                     2             457 1/2    442          418       414         1.10       1.10
$4.40 Convertible                       3             600        300          500       300         1.10       1.10
Series 1                                4             495        495          427       427         1.10       1.10
-------------------------------------------------------------------------------------------------------------------
Cumulative Serial                       1             400        364          332 1/2   288         1.125     1.125
Preference Stock II                     2             402        396          352       350         1.125     1.125
$4.50 Convertible                       3             423 1/4    423 1/4      425       250         1.125     1.125
Series 3                                4             420        400          329       329         1.125     1.125
-------------------------------------------------------------------------------------------------------------------


The $4.40 Convertible Series 1 was not actively traded during the first quarter of 1997 and the third quarters of 1997 and 1996. The $4.50 Convertible Series 3 was not actively traded during the third quarter of 1996. The prices shown for these quarters represent the range of asked (high) and bid (low) quotations.





[Graphic] 1997  First complete vehicle occupant restraint system