Form 10-K, Exhibit 13
period 1998-12-31
TRW INC
filed 1999-03-19
CIK 100030

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION | TRW INC.


RESULTS OF OPERATIONS

In 1998, the Company was successful in many areas - improving performance on government contracts, growing the commercial wireless telecommunications product lines and maintaining our market leadership position in the highly competitive automotive supplier industry by introducing new products and by taking actions to improve the profitability of the Company's automotive business.

Total 1998 sales grew 10 percent to $11.9 billion, compared with $10.8 billion in 1997. Compared to 1996 sales of $9.9 billion, 1998 sales increased 21 percent. Net earnings and diluted earnings per share for the year were $477 million, or $3.83 per share, compared with a net loss of $49 million, or a net loss per share of $.40 in 1997. Net earnings and diluted earnings per share for 1996 were $480 million, or $3.62 per share.

The above comparative results include the following items. The 1998 results include a $20 million after tax, or $.16 per share, benefit from an interest accrual adjustment relating to a tax litigation settlement and a $32 million after tax, or $.25 per share, benefit from the settlement of certain patent litigation, offset in part by $22 million after tax, or $.18 per share, in charges for litigation and contract reserves and an $18 million after tax, or $.15 per share, charge for the 1998 automotive restructuring. The 1997 results include a $548 million, or $4.43 per share, one-time noncash charge with no income tax benefit related to in-process research and development associated with the acquisition of BDM International, Inc. (BDM) and a $9.7 million after tax, or $.08 per share, gain from the sale of a property. The 1996 results include three special items: a gain of $260 million after tax, or $1.96 per share, related to the sale of the Company's information services business; special charges of $202 million after tax, or $1.52 per share, for actions taken, in part, to enhance the Company's competitiveness; and $50 million after tax, or $.38 per share, of impairment losses that were primarily a result of technological changes and the decision to close certain facilities in the Automotive segment.

At December 31, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. At December 31, 1998, the Company also adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement revises employers' disclosures about pensions and other postretirement benefit plans. The measurement and recognition requirements for pension or other postretirement benefit plans have not changed. During the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement requires that unrealized gains or losses on the Company's available-for-sale securities, foreign currency translation and minimum pension liability adjustments be included in other comprehensive income and that the accumulated balance of other comprehensive income be separately displayed. Prior year information has been restated to conform to the requirements of these new standards.

[LINE GRAPH]
96        9.9
97       10.8
98       11.9

SALES
($ in Billions)

[LINE GRAPH]
96        434
97        499
98        477

EARNINGS FROM CONTINUING OPERATIONS
Excluding 1997 charge for purchased in-process R&D, with no income tax benefit, and 1996 special charges ($ in millions)

[LINE GRAPH]
96        3.27
97        4.03
98        3.83

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Excluding 1997 charge for purchased in-process R&D, with no income tax benefit, and 1996 special charges

In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for years beginning after June 15, 1999, and is expected to be adopted by the Company in 2000. This statement is not expected to have a material effect on the Company's results of operations or financial condition.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION | TRW INC.

SUBSEQUENT EVENT

On January 28, 1999, the Company announced its intention to acquire the entire issued and to be issued share capital of LucasVarity plc in a cash tender offer totaling approximately $7 billion. LucasVarity plc is a U.K. company with ordinary shares traded on the London Stock Exchange and American Depository Shares (ADSs) on the New York Stock Exchange. For the year ended January 31, 1998, LucasVarity had sales of $6.8 billion, $5.6 billion of which were derived from the automotive industry and $1.2 billion from aerospace.

The Company has received fully underwritten financing from J.P. Morgan Securities Inc., NationsBanc Montgomery Securities LLC, Salomon Smith Barney Inc. and Barclays Capital. The boards of directors of both companies have approved the transaction, and LucasVarity's directors have entered into irrevocable agreements to tender their shares and ADSs in response to the offer. The transaction, which is subject to normal closing conditions, may be completed as early as the first quarter of 1999 and will be accounted for under purchase accounting.

AUTOMOTIVE SEGMENT

Sales for 1998 increased 2 percent to $7.2 billion from $7.0 billion reported in 1997. Sales for 1998 increased primarily due to higher volume in nearly all product lines. The increase was partially offset by lower pricing, primarily in occupant restraint products, the effect of a strong U.S. dollar and weakening economic conditions in Brazil and Asia.

Excluding the 1998 restructuring charge of $24 million, segment profit before tax in 1998 decreased 11 percent to $567 million from $637 million in 1997. Segment profit before tax for 1998 decreased due to lower pricing across all product lines, higher research and development costs, unfavorable economic conditions in Brazil and Asia and start-up costs associated with new product launches. The decrease was partially offset by cost reductions.

Sales of $7.0 billion in 1997 represented an 8 percent increase over 1996 sales of $6.5 billion. The higher sales resulted primarily from acquisitions and higher volume in most product lines, partially offset by the effect of a strong U.S. dollar and lower pricing. Segment profit before tax increased 2 percent to $637 million in 1997 from $623 million reported in 1996, excluding $293 million of special charges relating to asset impairments and writedowns, consolidation of manufacturing plants, severance, litigation and warranty expenses. The increase in segment profit before tax was due to acquisitions and cost reduction efforts, partially offset by the effect of lower pricing, higher new product research and development costs, the strong U.S. dollar and the economic weakness in the Asia Pacific region.

[LINE GRAPH]
96        6.5
97        7.0
98        7.2

AUTOMOTIVE SALES
($ in billions)

[LINE GRAPH]
96        623
97        637
98        567

AUTOMOTIVE SEGMENT PROFIT BEFORE TAX
Excluding 1998 restructuring charge and 1996 special charges ($ in millions)

The Company anticipates that 1999 North American and Western European automotive and light truck production will be relatively stable at 1998 levels. The Company foresees growth in the emerging markets of Central and Eastern Europe. Recent economic conditions in the Asia Pacific region and Latin America, primarily Brazil, have had a negative impact on the Company's operations in these regions. Future economic conditions in these regions could have continued unfavorable effects in 1999. Strong price pressure, characteristic of the automotive supply industry as a whole, is expected to continue across all product lines. The Company's goal is to mitigate this pressure with the automotive restructuring program in addition to the continuing cost reduction efforts.

On July 29, 1998, the Company announced actions intended to enhance the automotive segment profit margins by 1.5 percentage points over two years, which should improve operating cash flow by approximately $100 million a year. To accomplish the improvements, the Company is taking the following

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION | TRW INC.

actions: closing 10 to 15 percent of the Company's 137 manufacturing plants; reducing employment by 7,500; eliminating $75 million, or 20 percent, of selling, general and administrative costs per year; reducing the cost of materials through more effective use of global sourcing and purchasing, and by reducing the number of automotive suppliers by 50 percent over the next few years; improving productivity by reducing manufacturing costs by at least 25 percent over the next few years through the use of lean manufacturing practices and improved quality; and reducing aggregate capital expenditures by $300 million over the next five years. To implement these changes, the Company will record pre-tax charges of $125 million to $150 million by the end of 2000, of which $24 million was expensed in 1998.

In 1998, three manufacturing facilities have been closed, reducing excess manufacturing capacity, and two noncore businesses have been divested. A management layer has been eliminated and the business has been reorganized into eight global product lines. These actions resulted in a reduction in employees of 2,750. The reorganization is aimed at enhancing customer focus, increasing capacity utilization by managing capacity on a global basis and by implementing lean manufacturing techniques, improving the effectiveness of product development and manufacturing process engineering and leveraging global purchasing power. Also, progress has been made in supplier consolidation and improvement in supplier quality.

In addition to restructuring actions, the Company has invested and expects to continue to invest in products with significant potential for growth or technological advantage, such as electrically assisted steering, advanced restraint systems, side-impact air bags, power rack and pinion steering, advanced electronic components and new air bag inflator technologies. In 1998, the Company introduced new automotive products including an innovative multistage inflator that was part of a complete advanced restraint system and successfully launched electrically powered hydraulic steering. The Company will continue to take advantage of opportunities to enhance its global competitiveness through internal growth and strategic alliances. During 1998, the Company consummated 13 alliances, joint ventures and acquisitions in seven countries. These strategic actions have served to enhance the Company's capabilities as a global systems supplier. The Company is well positioned to meet its customers' global requirements with quality products and services and anticipates being awarded significant new business.

[LINE GRAPH]
96        3.4
97        3.8
98        4.7

SPACE, DEFENSE & INFORMATION SYSTEMS SALES
($ in billions)

[LINE GRAPH]
96        269
97        348
98        458

SPACE, DEFENSE & INFORMATION SYSTEMS SEGMENT PROFIT BEFORE TAX
Excluding 1996 special charges
($ in millions)

SPACE, DEFENSE & INFORMATION SYSTEMS SEGMENT

Sales for 1998 increased 23 percent to $4.7 billion from $3.8 billion reported in 1997 due to the acquisition of BDM, which contributed $885 million in sales. An increase in sales from new contract awards was offset by lower volume on existing programs and a $60 million contract modification. The increase marks this segment's fifth consecutive year of sales growth.

Segment profit before tax in 1998 increased 31 percent to $458 million from $348 million in 1997. The increase was due to the acquisition of BDM, new contract awards, improved program performance, excellent award and orbital incentive fees, continued success in commercial gallium arsenide products and the benefit from the settlement of certain patent litigation. The increase was partially offset by charges for litigation and contract reserves.

Sales in 1997 increased 13 percent to $3.8 billion compared with $3.4 billion reported in 1996. Segment profit before tax in 1997 increased 29 percent to $348 million from $269 million, excluding $89 million of special charges in 1996 related primarily to contract reserves. The increase in sales and segment profit before tax was due to strong program performance.

Government funding for most of the Company's contracts is expected to remain stable while certain contracts remain fiscally constrained. However, increased defense, intelligence and information technology spending is expected to favorably impact many of the Company's major contracts and core businesses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION | TRW INC.

The Company does not anticipate any significant unfavorable operational effects related to program terminations or budget reallocations. In addition, the Company's products and services offer solutions for the continuing trends to outsource services, lower the cost of doing business, improve quality and decrease the time to market. The continuing focus on diversification of the segment's sales mix has led to contracts in the civil, state, commercial and international arenas, which further positions the segment for growth. The Company believes the diversity of its programs insulates the Company from both funding fluctuations and the economic uncertainty of global markets. The segment remains focused on investing in new technologies, bidding and winning new contracts and continuing to provide outstanding products and services to customers.

Total backlog, primarily in the Space, Defense & Information Systems (SD&IS) segment, at the end of 1998 totaled $6.0 billion, unchanged from 1997. The award of several key programs in both defense and nondefense related markets maintained the backlog while the segment targeted awards in new and emerging markets. Reported backlog at the end of 1998 and 1997 does not include $6.6 billion and $3.6 billion, respectively, of negotiated and priced, but not exercised, options for defense and nondefense programs. The exercise of the options is at the discretion of the customer and, in the case of government contracts, is dependent on future government funding.

ACQUISITIONS

During 1997, the Company acquired an 80 percent equity interest in the air bag and steering wheel businesses of Magna International for cash of $415 million plus assumed net debt of $50 million. The remaining 20 percent of Magna International was acquired in 1998 for cash of $102 million.

On December 24, 1997, the Company acquired the stock of BDM for cash of $880 million plus assumed net debt of $85 million. With the acquisition of BDM, the Company gained significantly greater capability to serve the fast-growing market for government information technology as well as the very large, high-growth commercial information technology market. The purchase price allocation resulted in a $548 million charge to earnings, with no income tax benefit, for the fair value of acquired in-process research and development that had not reached technological feasibility and had no future alternative use and $152 million of identified intangible assets, including core and developed technology, workforce and trade name.

The fair values of in-process research and development and identified intangible assets were determined by an independent valuation using the income approach. Eight commercial projects were included in the valuation. The major projects included: a commercial market adaptation of core network security to achieve the highest level of network security of $201 million; a Web-enabled and substantially enhanced warehouse and distribution management project of $199 million; and a module to enhance certain applications to become compliant with the single European currency for a particular software of $69 million.

Due to the high level of risk associated with the successful development of the projects arising from competition, shift in the market, technological feasibility or timeliness to market, discount rates between 25 percent and 30 percent were used to discount the projects' cash flows. Operating margins were assumed to be similar to historical margins of similar products. The market size was verified for reasonableness with outside research sources. The projects were in various stages of completion ranging from approximately one-third to two-thirds complete as of the valuation date. The stage of completion for each project was estimated by evaluating the complexity of the technology, time to market and the cost. Substantially all of the projects were expected to be complete by the end of 1999.

To date, several commercial projects, including the Web-enabled warehouse and distribution project, have been delayed about one year due to the following circumstances: competitive pressures in the information technology markets requiring different or added functionality; delay in industry standards to be enacted by third parties; change in internal project staffing; and increased focus on Year 2000 compliance by customers. The costs to complete the projects are substantially unchanged from the assumptions used in the valuation. The delays of the projects are not expected to affect materially the Company's expected investment returns. The Company currently anticipates that these projects will be successfully developed; however, there can be no assurances that the products will be viable in the rapidly changing commercial marketplace.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION | TRW INC.

In addition, the development of two projects has changed in scope. The expected revenue from the network security project will be reduced due to a change in the market for the product. Four key factors reduced the Company's addressable market for this product: the constraints due to hardware adaptability; the lack of current interest in the commercial market for a high-end capability which would command a premium price; the fact that a number of competitive products have become available; and the increase in Internet traffic resulting in former smaller sites growing to larger sites that require different technology. As a result of the change in the market, the Company will focus on the completion and release of the project in 2000 for core customers. Also, the research and development of the European currency project was divested; however, the Company will generate future revenues as a global systems integrator for all of the acquirer's products and for two Company-developed software packages the acquirer will distribute.

The Company has reevaluated the carrying values of the identified intangible assets recorded as part of the purchase price for impairment and has concluded that the carrying values of the intangible assets will be recovered.

As of December 31, 1998, the integration of BDM with the Company's previously existing information technology business has been completed successfully. The financial effect of BDM was relatively neutral to the Company's 1998 earnings and is expected to be accretive beginning in 1999.

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

INTEREST EXPENSE

Interest expense in 1998 was $114 million compared with $75 million in 1997 and $84 million in 1996. The increase in interest expense in 1998 from 1997 was primarily due to higher average debt levels, partially offset by the benefit from an interest accrual adjustment of $30 million relating to a tax litigation settlement. The decrease in interest expense in 1997 from 1996 was primarily due to the absence of a 1996 special charge, partially offset by higher average debt levels.

INCOME TAXES

The effective tax rate for continuing operations was 36.1 percent in 1998 compared with 120.3 percent in 1997 and 39.6 percent in 1996. Excluding the in-process research and development charge, the 1997 effective tax rate would have been 36.6 percent. The effective tax rate for 1998 was lower than the adjusted effective tax rate in 1997 by .5 percentage points primarily due to U.S. export tax incentives and the recognition of tax benefits from divested operations. These items were partially offset by unutilized tax losses. The decrease in the 1997 adjusted effective tax rate from 1996 was attributable to various federal and state tax incentives and the tax benefit from the realignment of certain foreign operations.

INTERNATIONAL OPERATIONS

International sales were $4.5 billion, or 38 percent of the Company's sales in 1998; $4.4 billion, or 40 percent of sales in 1997; and $3.9 billion, or 40 percent of sales in 1996. U.S. export sales included in those amounts were $674 million in 1998, $732 million in 1997 and $764 million in 1996. Most of the Company's non-U.S. operations are included in the Automotive segment and are located in Europe, Mexico, Canada, Brazil and the Asia Pacific region. The Company's non-U.S. operations are subject to the usual risks that may affect such operations; however, most of the assets of its non-U.S. operations are in countries where the Company believes such risks to be minimal.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION | TRW INC.

LIQUIDITY AND FINANCIAL POSITION

Cash flow from operations in 1998 of $661 million and additional borrowings of $522 million were used primarily for capital expenditures for property, plant and equipment and other intangible assets of $625 million, acquisitions of $249 million, purchases of the Company's common stock of $184 million, of which $5 million was for the settlement of shares purchased in 1997, and dividend payments of $154 million. Net debt at December 31, 1998, was $2,139 million compared with $1,586 million at the end of 1997. The ratio of net debt (short-term debt, current portion of long-term debt and long-term debt less cash and cash equivalents) to total capital (net debt, minority interests and shareholders' investment) was 52 percent at December 31, 1998, compared with 48 percent at December 31, 1997. The percentage of fixed-rate debt to total debt was 52 percent at the end of 1998.

During 1998, 3.6 million shares of the Company's common stock were purchased for $179 million. The Company purchased 4.6 million and 8.0 million shares in 1997 and 1996, respectively. The Company's share repurchase program was discontinued in 1999.

Capital expenditures for property, plant and equipment and other intangible assets were $625 million in 1998, $571 million in 1997 and $501 million in 1996. The Company will maintain a capital program with estimated capital expenditures for 1999 totaling about $600 million. Approximately two-thirds of these expenditures will be invested in the Automotive segment and one-third in the SD&IS segment. The Company will continue to invest in its automotive growth businesses, including electrically assisted steering, advanced restraint systems, side-impact air bags, power rack and pinion steering and advanced electronic components. SD&IS expenditures will be used to support major new contract awards and the existing business base, as well as research and development of next-generation technologies.

During the third quarter of 1998, approximately $225 million of deferred tax liabilities related to the closure of certain long-term contracts were paid.

During January 1998, the Company acquired 13.5 million shares (as adjusted for a stock split), or approximately 7 percent of the outstanding shares, of ICO Global Communications (Holdings) Limited for approximately $50 million in cash. The Company and ICO dismissed legal proceedings pertaining to certain patent rights related to their proposed global telecommunications systems. As part of the patent litigation settlement, ICO paid the Company $25 million in January 1998 and will pay an additional $25 million by mid-1999. The Company has discontinued efforts related to its Odyssey project, a satellite-based personal communications system.

The Company's non-U.S. operations generally are financed by borrowings from banks or through intercompany loans in the local currency of the borrower and by equity capital invested by the Company and minority shareholders. There are no significant restrictions on the remittance of funds by the Company's non-U.S. subsidiaries to the United States. A discussion of the Company's credit facilities is contained in the "Debt and Credit Agreements" footnote in the Notes to Financial Statements.

During 1998, the Company established a $1 billion Universal Shelf Registration Statement. Securities that may be issued under this shelf registration statement include debt securities, common stock, warrants to purchase debt securities and warrants to purchase common stock.

The Company is subject to inherent risks attributed to operating in a global economy. It is the Company's policy to utilize derivative financial instruments to manage its interest rate and foreign currency exchange rate risks. When appropriate, the Company uses derivatives to hedge its exposure to short-term interest rate changes as a lower cost substitute for the issuance of fixed-rate debt. The Company manages cash flow transactional foreign exchange risk pursuant to a written corporate policy. Forward contracts and, to a lesser extent, options are utilized to protect the Company's cash flow from adverse movements in exchange rates. The Company is exposed to credit loss in the event of nonperformance by the other party to the derivative financial instruments. The Company limits this exposure by entering into agreements with a number of major financial institutions that meet credit standards established by the Company and that are expected to satisfy fully their obligations under the contracts. Derivative financial instruments are viewed by the Company as a risk management tool and are not used for speculative or trading purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION | TRW INC.

Based on the Company's overall interest rate exposure at December 31, 1998, a one-percentage-point increase in the average interest rate on the Company's variable rate borrowings would not materially affect the results of operations of the Company. Based on the Company's exposure to foreign currency exchange rate risk resulting from derivative foreign currency instruments outstanding at December 31, 1998, a 10 percent uniform weakening in the value of the U.S. dollar relative to the currencies in which those derivative foreign currency instruments are denominated would not materially affect the results of operations of the Company. The Company's sensitivity analyses of the effects of changes in foreign currency exchange rates do not reflect the effect of such changes on the related hedged transactions or on other operating transactions. The Company's sensitivity analyses of the effects of changes in interest rates and foreign currency exchange rates do not factor in a potential change in the level of variable rate borrowings or derivative instruments outstanding that could take place if these hypothetical conditions prevailed.

Management believes the Company's current financial position and financing arrangements, including financing for the acquisition of LucasVarity, allow flexibility in worldwide financing activities and permit the Company to respond to changing conditions in credit markets. Management believes that funds generated from operations and existing borrowing capacity are adequate to fund capital expenditures, working capital including tax requirements, company-sponsored research and development programs, dividend payments to shareholders and the acquisition of LucasVarity. The Company remains committed to maintaining strong investment grade debt ratings.

CONTINGENCIES

During 1997, TRW Vehicle Safety Systems Inc., a wholly owned subsidiary of the Company, reported to the Arizona Department of Environmental Quality (ADEQ) potential violations of the Arizona hazardous waste law at its Queen Creek, Arizona facility for the possible failure to properly label and dispose of wastewater that might be classified as hazardous waste. If ADEQ initiates proceedings against the Company with respect to such matters, the Company could be liable for penalties and fines and other relief. Management is currently evaluating this matter and is unable to make a meaningful estimate of the amount or range of possible liability, if any, at this time, although management believes that the Company would have meritorious defenses.

During 1996, the Company was advised by the United States Department of Justice that it had been named as a defendant in two lawsuits brought by a former employee and filed under seal in 1994 and 1995, respectively, in the United States District Court for the Central District of California under the qui tam provisions of the civil False Claims Act. The Company cannot presently predict the outcome of these lawsuits, although management believes that their ultimate resolution will not have a material effect on the Company's financial condition or results of operations.

Refer to the "Contingencies" footnote in the Notes to Financial Statements for further discussion of these matters.

YEAR 2000

A company-wide Year 2000 (Y2K) compliance program has been implemented to determine Y2K issues and define a strategy to assure Y2K compliance. The compliance program has four major areas: internal computer systems, factory floor systems, supplier and service management and products and contracts.

The general phases common to all areas of the compliance program are: Project Start-up; Inventory and Assessment; Conversion, Upgrade and Renovation; Validation, including testing; and Implementation. The Project Start-up and the Inventory and Assessment phases are essentially complete. The remainder of the Y2K compliance program is scheduled to be complete by year-end 1999 except for certain Y2K upgrades for nonmaterial and low priority items.

The Company's internal computer systems are comprised of engineering and research and development facilities, business computer systems, end user systems and technical infrastructure. The Company estimates that 82 percent of internal computer systems have been renovated to date. In addition, the Company estimates that approximately 56 percent of internal computer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION | TRW INC.

systems are complete with regard to validation and implementation. The remaining renovation, validation and implementation of internal computer systems are expected to be complete by the end of the second quarter 1999. The Company also expects critical contingency plans to be developed by the end of the second quarter 1999.

The factory floor systems are comprised of manufacturing and warehousing equipment. The Company estimates that the conversion, upgrade and renovation of these systems are 85 percent complete. In addition, the Company estimates that 58 percent of the factory floor systems have been validated. Validation, implementation and critical contingency planning for the systems renovated in 1998 are expected to be complete by the end of the first quarter 1999. The renovation of the remaining factory floor systems is expected to be complete by the end of the first quarter of 1999. Validation, implementation and contingency planning related to the systems being renovated during the first quarter of 1999 are expected to be complete by the end of the second quarter 1999.

The Company is continuing to evaluate Y2K issues associated with suppliers to the Automotive segment by working with the Automotive Industries Action Group
(AIAG), which represents several of the Company's largest automotive customers and major tier one suppliers. The AIAG sent self-assessment surveys to approximately 10,000 automotive suppliers on the Company's behalf. An assessment of each supplier's criticality and potential business risk to the Company has been performed. The assessment includes factors such as the amount purchased from the supplier and the availability of alternate sources of the items purchased. Based on the assessment, the Company determined that approximately 2,400 of the 10,000 suppliers surveyed are critical to the automotive business. The Company is validating the critical suppliers' state of Y2K readiness and evaluating the risk to the Company by reviewing the self-assessment surveys and by conducting telephone surveys, workshops or on-site visits for selected critical suppliers. Approximately 22 percent of the critical suppliers have been validated to date. The Company is contacting critical suppliers that have not responded to the survey to ensure that the surveys are returned. Service providers are also being surveyed to determine Y2K readiness. The Company expects the validation of remaining critical automotive suppliers' and service providers' Y2K readiness to be complete by the end of the second quarter 1999. The Company is currently developing critical contingency plans for suppliers and service providers and will continue this activity throughout 1999. Such plans consider alternate sourcing, stockpiling of inventory and supplies and disaster recovery scenarios.

For SD&IS suppliers and service providers, a similar process of evaluation and validation is under way. During 1998, Y2K certification requests were sent to approximately 5,700 suppliers, of which about 1,280 are critical to SD&IS. To date, approximately 79 percent of those critical suppliers have responded and have certified Y2K compliance. The Company is contacting suppliers that have not provided certification to ensure that timely responses are received. The Company expects the validation of SD&IS critical suppliers and service providers to be complete by the end of the first quarter 1999. The Company also expects the majority of critical contingency plans to be developed by the end of the second quarter 1999. The Company will continue to validate any remaining critical suppliers and service providers, as well as develop necessary contingency plans, throughout 1999.

The Company has assessed its automotive products and determined that there should be no Y2K issues.

Contracts entered into by the Company's SD&IS segment after January 1, 1996, under which systems have been developed for government and commercial customers, and contract modifications entered into after January 1, 1996 that add major scope to earlier contracts are being evaluated to determine the existence of material Y2K issues. These contracts have been assessed and validated, and the Company has identified approximately 400 contracts having potential Y2K issues. The Company is continuing to work with the applicable customers to determine which party is responsible for renovating the systems with potential Y2K issues. As the determination of the responsible party and development of any necessary renovation timetables must be done in cooperation with the applicable customers, the Company is currently unable to determine the extent or timing of the renovations that will be required to be performed. To date, certain contracts requiring renovation by the Company have been identified, and plans for achieving Y2K compliance are being developed in cooperation with the applicable customers. The Company expects renovations and critical contingency planning to be performed throughout 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION | TRW INC.

As part of a continuing process, Y2K issues are being assessed as they are identified, using formal program reviews to assess progress and initiate required actions. As the Y2K compliance program proceeds, contingency plans are being prepared, updated and implemented as necessary to address the risks identified.

The Company has identified the most likely risks of Y2K noncompliance as the risk that suppliers to the Automotive segment will not be Y2K compliant and the risk that contracts on which SD&IS is performing work will have Y2K-related performance issues. Due to the general uncertainty inherent in the Y2K problem, the Company is unable to determine at this time whether the consequences of Y2K compliance failures will have a material effect on the Company's results of operations or financial condition. In addition, the Company does not have control over service providers and as a result cannot currently estimate to what extent future operating results may be adversely affected by the failure of these service providers to address their Y2K issues successfully.

The total cost of the Company's Y2K compliance program is estimated to be $160 million and includes $79 million for capitalizable costs and $81 million of costs that will be expensed as incurred. The Company has expensed approximately $43 million to date and expects to expense $30 million in 1999. The Company does not anticipate that the overall costs of the Company's Y2K compliance program will have a material effect on the Company's financial results or financial condition.

The dates of completion and the costs of the project are based on management's estimates, which were derived utilizing assumptions of future events, including the availability of certain resources, third-party modification plans and other factors. There can be no guarantee that these estimates will be achieved, and if the actual timing and costs for the Y2K program differ materially from those anticipated, the Company's financial results and financial condition could be materially adversely affected.

EURO CONVERSION

On December 31, 1998, certain member countries of the European Union irrevocably fixed the conversion rates between their national currencies and a common currency, the "Euro," which became their legal currency on January 1, 1999. The participating countries' former national currencies will continue to exist as denominations of the Euro between January 1, 1999 and January 1, 2002.

The Company has evaluated the business implications of conversion to the Euro, including the need to adapt internal systems to accommodate Euro-denominated transactions, including receipts and payments, the competitive implications of cross-border price transparency and other strategic implications. The Company's primary customers in the automotive industry in Europe are expected to require Euro invoicing during 1999. Invoicing and other business functions will be Euro-capable by the end of the transition period but may be converted earlier where operationally efficient or cost-effective or to meet customer requirements. The Company's exposure to foreign currency risk and the related use of derivative contracts to mitigate that risk is expected to be reduced as a result of conversion to the Euro.

The Company does not expect the conversion to the Euro to have a material effect on its financial condition or results of operations.

FORWARD-LOOKING STATEMENTS

Statements in this filing that are not statements of historical fact are forward-looking statements. In addition, from time to time, the Company and its representatives make statements that are forward-looking. All forward-looking statements involve risks and uncertainties. This section provides readers with cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause the Company's actual results to differ materially from those contained in forward-looking statements made in this report or otherwise made by, or on behalf of, the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION | TRW INC.

The following are some of the factors that could cause actual results to differ materially from estimates contained in the Company's forward-looking statements:

The Company's consolidated results could be affected by: the continued development of and demand for new products; the ability to continue technical innovation; availability of funding for research and development; the ability to successfully identify and integrate acquisitions; pricing pressures from customers; pricing pressures resulting from the European Economic Union's conversion to a single currency; the ability to effectively implement the company-wide Y2K compliance program in accordance with the estimated timetable and costs described herein; the introduction of competing products or technology by competitors; the ability to meet performance and delivery requirements on systems for customers; the economic, regulatory and political instability of certain emerging countries; economic conditions in Brazil and Asia; the effects of changes in laws and regulations as they relate to the Company's businesses; foreign exchange rates; the cost and availability of funds; interest rate risk; the impact of legal proceedings; and the ability to attract and retain skilled employees with high-level technical competencies.

The Company's automotive business also could be affected by: the ability to effectively implement the Company's automotive restructuring program; changes in consumer debt levels and interest rates; the cyclical nature of the automotive industry; moderation or decline in the automobile build rate; successful new product launches; successful implementation of the Company's Project ELITE (Earning Leadership in Tomorrow's Environment) and the ability to achieve cost reductions; work stoppages; customer warranty claims; changes to the regulatory environment regarding automotive safety; and the Company's ability to increase the vehicle content of its products per vehicle.

The Company's space, defense and information systems business also could be affected by: the level of defense funding by the government; the Company's ability to receive contract awards; the termination of existing government contracts; and the ability to develop and market products and services for customers outside of the traditional space, defense and information systems markets.

Certain statements contained in this report or otherwise made by or on behalf of the Company regarding the purchase of LucasVarity, particularly those regarding synergies, future performance and costs, depend on certain events, risks and uncertainties that may be outside of the Company's control. Factors which could cause actual operating results to differ materially from those described in such forward-looking statements include: unanticipated events and circumstances may occur rendering the transaction less beneficial to the Company than anticipated; the Company and LucasVarity face intense competition in their markets and there is, accordingly, no guarantee that after consummation of the transaction the Company will achieve the expected financial and operating results and synergies; and the ability of the Company and LucasVarity to integrate successfully their operations and thereby achieve the anticipated cost savings and be in a position to take advantage of potential opportunities for growth.

The foregoing list of important factors is not exclusive.

The Company cautions that any forward-looking statement reflects only the beliefs of the Company or its management at the time the statement is made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

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

January 19, 1999


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Shareholders and Directors, TRW Inc.

We have audited the accompanying consolidated balance sheets of TRW Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings, cash flows and changes in shareholders' investment for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TRW Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Cleveland, Ohio

January 19, 1999

FINANCIAL STATEMENTS | TRW INC.

STATEMENTS OF EARNINGS

TRW Inc. and subsidiaries
(In millions except per share data)
Years ended December 31                                     1998        1997        1996
------------------------------------------------------------------------------------------
Sales                                                     $ 11,886    $ 10,831    $  9,857
Cost of sales                                                9,715       8,826       8,376
------------------------------------------------------------------------------------------
Gross profit                                                 2,171       2,005       1,481

Administrative and selling expenses                            826         684         613
Research and development expenses                              522         461         412
Purchased in-process research and development                   --         548          --
Interest expense                                               114          75          84
Other expense(income)-net                                      (37)         (3)         70
------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes        746         240         302
Income taxes                                                   269         289         120
------------------------------------------------------------------------------------------
Earnings(loss) from continuing operations                      477         (49)        182
Discontinued operations
  Earnings from operations                                      --          --          38
  Gain on disposal                                              --          --         260
------------------------------------------------------------------------------------------
Net earnings(loss)                                        $    477    $    (49)   $    480
------------------------------------------------------------------------------------------

Per share of common stock
Diluted
  Continuing operations                                   $   3.83    $   (.40)   $   1.37
  Discontinued operations
   Earnings from operations                                     --          --         .29
   Gain on disposal                                             --          --        1.96
------------------------------------------------------------------------------------------
Net earnings(loss) per share                              $   3.83    $   (.40)   $   3.62
------------------------------------------------------------------------------------------

Basic
  Continuing operations                                   $   3.93    $   (.40)   $   1.41
  Discontinued operations
   Earnings from operations                                     --          --         .29
   Gain on disposal                                             --          --        2.02
------------------------------------------------------------------------------------------
Net earnings(loss) per share                              $   3.93    $   (.40)   $   3.72
------------------------------------------------------------------------------------------

See notes to financial statements.

FINANCIAL STATEMENTS | TRW INC.

BALANCE SHEETS

TRW Inc. and subsidiaries
(In millions)
December 31                                                                                           1998     1997
---------------------------------------------------------------------------------------------------------------------
Assets
Current assets
  Cash and cash equivalents                                                                        $    83    $    70
  Accounts receivable (net of allowances of $33 million in 1998 and $23 million in 1997)             1,721      1,617
  Inventories
   Finished products and work in-process                                                               316        292
   Raw materials and supplies                                                                          300        281
---------------------------------------------------------------------------------------------------------------------
  Total inventories                                                                                    616        573
  Prepaid expenses                                                                                     104         79
  Deferred income taxes                                                                                179         96
---------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                 2,703      2,435
Property, plant and equipment-on the basis of cost
  Land                                                                                                 119        111
  Buildings                                                                                          1,706      1,599
  Machinery and equipment                                                                            4,779      4,364
---------------------------------------------------------------------------------------------------------------------
                                                                                                     6,604      6,074
  Less accumulated depreciation and amortization                                                     3,921      3,453
---------------------------------------------------------------------------------------------------------------------
Total property, plant and equipment-net                                                              2,683      2,621
Intangible assets
  Intangibles arising from acquisitions                                                                850        673
  Other                                                                                                360        232
---------------------------------------------------------------------------------------------------------------------
                                                                                                     1,210        905
  Less accumulated amortization                                                                        143         94
---------------------------------------------------------------------------------------------------------------------
Total intangible assets-net                                                                          1,067        811
Investments in affiliated companies                                                                    243        139
Long-term deferred income taxes                                                                         33         --
Other notes and accounts receivable                                                                    227        194
Other assets                                                                                           213        210
---------------------------------------------------------------------------------------------------------------------
                                                                                                   $ 7,169    $ 6,410
                                                                                                   ------------------
Liabilities and shareholders' investment
Current liabilities
  Short-term debt                                                                                  $   839    $   411
  Accrued compensation                                                                                 377        338
  Trade accounts payable                                                                               964        859
  Other accruals                                                                                       631        846
  Dividends payable                                                                                     40         38
  Income taxes                                                                                         137         99
  Current portion of long-term debt                                                                     30        128
---------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                            3,018      2,719
Long-term liabilities                                                                                  826        788
Long-term debt                                                                                       1,353      1,117
Deferred income taxes                                                                                   --         57
Minority interests in subsidiaries                                                                      94        105
Shareholders' investment
  Serial Preference Stock II (involuntary liquidation $7 million in 1998 and $8 million in 1997)        --          1
  Common stock (shares outstanding 119.9 million in 1998 and 122.5 million in 1997)                     75         78
  Other capital                                                                                        457        450
  Retained earnings                                                                                  2,021      1,778
  Treasury shares-cost in excess of par value                                                         (637)      (563)
  Accumulated other comprehensive income(loss)                                                         (38)      (120)
---------------------------------------------------------------------------------------------------------------------
Total shareholders' investment                                                                       1,878      1,624
---------------------------------------------------------------------------------------------------------------------
                                                                                                   $ 7,169    $ 6,410
                                                                                                   ------------------

See notes to financial statements

FINANCIAL STATEMENTS | TRW INC.

STATEMENTS OF CASH FLOWS

TRW Inc. and subsidiaries
(In millions)
Years ended December 31                                                                1998         1997        1996
---------------------------------------------------------------------------------------------------------------------
Operating activities
  Net earnings(loss)                                                                 $    477    $    (49)   $    480
  Adjustments to reconcile net earnings(loss) to
   net cash provided by continuing operations
     Purchased in-process research and development                                         --         548          --
     Depreciation and amortization                                                        566         490         452
     Deferred income taxes                                                               (223)        116        (182)
     Discontinued operations                                                               --          --        (298)
     Other-net                                                                              8          10          23
  Changes in assets and liabilities, net of effects of businesses acquired or sold
     Accounts receivable                                                                  (27)         32         (46)
     Inventories and prepaid expenses                                                     (73)        (26)          8
     Accounts payable and other accruals                                                  (73)       (166)        298
     Other-net                                                                              6          (1)        (24)
---------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities of continuing operations                        661         954         711
Investing activities
  Capital expenditures                                                                   (625)       (571)       (501)
  Acquisitions, net of cash acquired                                                     (249)     (1,270)        (76)
  Net proceeds from divestitures                                                           --          --         789
  Other-net                                                                                17          24          35
---------------------------------------------------------------------------------------------------------------------
Net cash provided by(used in) investing activities                                       (857)     (1,817)        247
Financing activities
  Increase(decrease) in short-term debt                                                  (167)        912        (127)
  Proceeds from debt in excess of 90 days                                               1,086         113          51
  Principal payments on debt in excess of 90 days                                        (397)        (89)        (91)
  Dividends paid                                                                         (154)       (154)       (148)
  Acquisition of common stock                                                            (184)       (247)       (361)
  Other-net                                                                                26          41          51
---------------------------------------------------------------------------------------------------------------------
Net cash provided by(used in) financing activities                                        210         576        (625)
Effect of exchange rate changes on cash                                                    (1)        (29)         (6)
---------------------------------------------------------------------------------------------------------------------
Increase(decrease) in cash and cash equivalents                                            13        (316)        327
Cash and cash equivalents at beginning of year                                             70         386          59
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                             $     83    $     70    $    386
---------------------------------------------------------------------------------------------------------------------
Supplemental Cash Flow Information
Interest paid (net of amount capitalized)                                            $    133    $     76    $     89
Income taxes paid (net of refunds)                                                        391          78         615
---------------------------------------------------------------------------------------------------------------------

For purposes of the Statements of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

See notes to financial statements.

FINANCIAL STATEMENTS | TRW INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' INVESTMENT

                                  Serial                                                         Accumulated
                                Preference                                                          Other        Total
TRW Inc. and subsidiaries       Stock II       Common         Other     Retained      Treasury  Comprehensive  Shareholders'
(In millions)                   Series 1&3      Stock       Capital     Earnings       Shares    Income (Loss)   Investment
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995     $     1      $    40      $    398     $  1,693      $   (31)     $    71      $ 2,172
---------------------------------------------------------------------------------------------------------------------------
Net earnings - 1996                                                          480                                    480
Other comprehensive income
  Translation loss,
   net of tax of $2 million                                                                            (29)         (29)
  Minimum pension liability,
   net of tax of $2 million                                                                              3            3
                                                                                                              -------------
Total comprehensive income                                                                                          454
Stock dividend                                     42                        (42)                                     -
Dividends declared
  Preference                                                                  (1)                                    (1)
  Common ($1.17 per share)                                                  (150)                                  (150)
ESOP funding                                                                               17                        17
Purchase and sale of
  shares and other                                 (2)           39                      (372)                     (335)
Shares sold under stock options                                                            32                        32
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996           1           80           437        1,980         (354)          45        2,189
---------------------------------------------------------------------------------------------------------------------------
Net earnings(loss) - 1997                                                    (49)                                   (49)
Other comprehensive income
  Translation loss,
   net of tax of $7 million                                                                           (177)        (177)
  Unrealized gain on securities,
   net of tax of $6 million                                                                             12           12
                                                                                                              -------------
Total comprehensive income(loss)                                                                                   (214)
Dividends declared
  Preference                                                                  (1)                                    (1)
  Common ($1.24 per share)                                                  (152)                                  (152)
ESOP funding                                                                                2                         2
Purchase and sale of
  shares and other                                 (2)           13                      (262)                     (251)
Shares sold under stock options                                                            51                        51
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997           1           78           450        1,778         (563)        (120)       1,624
---------------------------------------------------------------------------------------------------------------------------
Net earnings - 1998                                                          477                                    477
Other comprehensive income
  Translation gain,
   net of tax of $3 million                                                                             75           75
  Unrealized gain on securities,
   net of tax of $10 million                                                                            18           18
  Minimum pension liability,
   net of tax of $5 million                                                                            (11)         (11)
                                                                                                              -------------
Total comprehensive income                                                                                          559
Dividends declared
  Preference                                                                  (1)                                    (1)
  Common ($1.28 per share)                                                  (154)                                  (154)
Purchase and sale of
  shares and other                    (1)          (3)            7            3         (181)                     (175)
Credits(charges) from issuance
  of treasury shares                                                         (82)          82                         -
Shares sold under stock options                                                            25                        25
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998     $     -      $    75      $    457     $  2,021      $  (637)     $   (38)     $ 1,878
---------------------------------------------------------------------------------------------------------------------------

See notes to financial statements.

FINANCIAL STATEMENTS | TRW INC.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION - The financial statements include the accounts of the Company and its subsidiaries except for two wholly owned insurance subsidiaries. The insurance subsidiaries and the investments in affiliated companies are accounted for by the equity or cost method as appropriate. Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of December 31, 1998 and 1997, and reported amounts of sales and expenses for the years ended December 31, 1998, 1997 and 1996. Actual results could differ from those estimates.

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

ACCOUNTS RECEIVABLE - Accounts receivable at December 31, 1998 and 1997, included $692 million and $640 million, respectively, related to long-term contracts, of which $339 million and $209 million, respectively, were unbilled. Unbilled costs, fees and claims represent revenues earned and billable in the following month as well as revenues earned but not billable under terms of the contracts. A substantial portion of such amounts is expected to be billed during the following year. Retainage receivables and receivables subject to negotiation are not significant.

INVENTORIES - Inventories are stated at the lower of cost, principally the first-in, first-out (FIFO) method, or market. Inventories applicable to long-term contracts are not significant.

DEPRECIATION - Depreciation is computed over the assets' estimated useful lives using the straight-line method for the majority of the Company's depreciable assets. The remaining assets are depreciated using accelerated methods. The estimated useful lives of buildings, machinery and equipment, and computers and other equipment are between 30-40 years, 8-12 years and 3-5 years, respectively.

ASSET IMPAIRMENT - The Company records impairment losses on long-lived and intangible assets used in operations when events and circumstances indicate that the assets may be impaired and the undiscounted net cash flows estimated to be generated by those assets are less than their carrying amounts.

INTANGIBLE ASSETS - Intangible assets are stated on the basis of cost and are being amortized by the straight-line method over the estimated future periods to be benefited, except for intangibles arising from acquisitions prior to 1971 ($49 million) which are not being amortized because there is no indication of diminished value. Intangibles arising from acquisitions after 1970 are being amortized over periods primarily ranging from 15 to 40 years. Other intangible assets primarily include capitalized software and other intangible assets acquired through acquisitions including core and developed technology, workforce and trade name. Capitalized software is being amortized over periods not to exceed 10 years. Other intangible assets acquired through acquisitions are being amortized primarily over 15 years. The carrying value of intangible assets is assessed for impairment on a quarterly basis.

FORWARD EXCHANGE CONTRACTS - The Company enters into forward exchange contracts the majority of which hedge firm foreign currency commitments and certain intercompany transactions. At December 31, 1998, the Company had contracts outstanding amounting to $162 million denominated principally in the British pound, the U.S. dollar, the Spanish peseta, the European currency unit and the Canadian dollar, maturing at various dates through December 1999. Changes in market value of the contracts are generally included in the basis of the transactions. Foreign exchange contracts are placed with a number of major financial institutions to minimize credit risk. No collateral is held in relation to the contracts, and the Company anticipates that these financial institutions will satisfy their obligations under the contracts.

NOTES TO FINANCIAL STATEMENTS | TRW INC.

FAIR VALUES OF FINANCIAL INSTRUMENTS -

                                                                                      1998                   1997
                                                                              ------------------     ----------------------
                                                                              Carrying      Fair     Carrying      Fair
(In millions)                                                                    value     value        value     value
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                     $     83  $     83      $    70   $    70
Short-term debt                                                                    839       839          411       411
Floating rate long-term debt                                                       227       227          736       736
Fixed rate long-term debt                                                        1,156     1,249          509       584
Interest rate hedges - (liability)                                                   -         -            -        (5)
Forward currency exchange contracts - asset(liability)                               -         1            -        (2)
---------------------------------------------------------------------------------------------------------------------------

The fair value of long-term debt was estimated using a discounted cash flow analysis, based on the Company's current borrowing rates for similar types of borrowing arrangements. The fair value of interest rate hedges and forward currency exchange contracts is estimated based on quoted market prices of offsetting contracts.

ENVIRONMENTAL COSTS - The Company participates in environmental assessments and remedial efforts at operating facilities, previously owned or operated facilities, and Superfund or other waste sites. Costs related to these locations are accrued when it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated. Estimated costs are recorded at undiscounted amounts based on experience and assessments and are regularly evaluated as efforts proceed. Insurance recoveries are recorded as a reduction of environmental costs when fixed and determinable.

COMPREHENSIVE INCOME - The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" during the first quarter of 1998. This statement requires that foreign currency translation, unrealized gains or losses on the Company's available-for-sale securities and minimum pension liability adjustments be included in other comprehensive income and that the accumulated balance of other comprehensive income be separately displayed. Prior year information has been restated to conform to the requirements of Statement 130.

The components of accumulated other comprehensive income at December 31, 1998 and 1997 are as follows:

(In millions)                                                                                         1998         1997
---------------------------------------------------------------------------------------------------------------------------
Foreign currency translation loss
  (net of tax of $1 million in 1998 and $4 million in 1997)                                         $  (55)      $ (130)
Unrealized gain on securities
  (net of tax of $16 million in 1998 and $6 million in 1997)                                            30           12
Minimum pension liability adjustments
  (net of tax of $7 million in 1998 and $2 million in 1997)                                            (13)          (2)
---------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income(loss)                                                        $  (38)      $ (120)
---------------------------------------------------------------------------------------------------------------------------

TREASURY STOCK - In February 1996, the Company's Directors authorized the acquisition of up to 20 million shares of the Company's common stock. The Company's purchases of shares of TRW common stock are recorded as treasury stock and result in a reduction of shareholders' investment. When treasury shares are issued, the Company uses a first-in, first-out method and the excess of the purchase price over the issuance price is treated as a reduction of retained earnings.

NOTES TO FINANCIAL STATEMENTS | TRW INC.

EARNINGS PER SHARE - The effects of preferred stock dividends, convertible preferred stock and employee stock options were excluded from the calculation of 1997 diluted earnings per share as they would have been antidilutive.

(In millions except per share data)                                                      1998         1997         1996
---------------------------------------------------------------------------------------------------------------------------
Numerator
  Earnings(loss) from continuing operations                                           $   476.8    $   (48.5)   $   182.4
  Preferred stock dividends                                                                 (.6)         (.7)         (.7)
---------------------------------------------------------------------------------------------------------------------------
  Numerator for basic earnings per share - earnings(loss)
   available to common shareholders                                                       476.2        (49.2)       181.7
  Effect of dilutive securities
   Preferred stock dividends                                                                 .6            -           .7
---------------------------------------------------------------------------------------------------------------------------
  Numerator for diluted earnings per share - earnings(loss)
   available to common shareholders after assumed conversions                         $   476.8    $   (49.2)   $   182.4
---------------------------------------------------------------------------------------------------------------------------
Denominator
  Denominator for basic earnings per share -
   weighted-average common shares                                                         121.3        123.7        128.7
  Effect of dilutive securities
   Convertible preferred stock                                                               .9            -          1.1
   Employee stock options                                                                   2.2            -          3.0
---------------------------------------------------------------------------------------------------------------------------
  Dilutive potential common shares                                                          3.1            -          4.1
  Denominator for diluted earnings per share - adjusted
   weighted-average shares and assumed conversions                                        124.4        123.7        132.8
---------------------------------------------------------------------------------------------------------------------------
Basic earnings(loss) per share from continuing operations                             $     3.93   $     (.40)  $     1.41
---------------------------------------------------------------------------------------------------------------------------
Diluted earnings(loss) per share from continuing operations                                 3.83         (.40)        1.37
---------------------------------------------------------------------------------------------------------------------------


RESEARCH AND DEVELOPMENT

(In millions)                                                                            1998         1997         1996
---------------------------------------------------------------------------------------------------------------------------
Customer-funded                                                                       $ 1,425      $ 1,501      $ 1,425
Company-funded
  Research and development                                                                522          461          412
  Product development                                                                     196          184          160
---------------------------------------------------------------------------------------------------------------------------
                                                                                          718          645          572
                                                                                     --------------------------------------
                                                                                      $ 2,143      $ 2,146      $ 1,997
                                                                                     --------------------------------------

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

NOTES TO FINANCIAL STATEMENTS | TRW INC.

ACQUISITIONS

On February 5, 1997, the Company acquired an 80 percent equity interest in the air bag and steering wheel businesses of Magna International for cash of $415 million plus assumed net debt of $50 million. On January 30, 1998, the Company acquired the remaining 20 percent for cash of $102 million. These businesses supply air bag modules, inflators, propellants, steering wheels and other related automotive components. The results of operations have been included in the financial statements from the dates of acquisition. The acquisitions were accounted for by the purchase method; accordingly, the combined purchase price has been allocated to the net assets acquired based on their estimated fair values and to costs for certain restructuring actions, primarily plant closing and severance costs of $40 million. As of December 31, 1998, the balance of the restructuring reserve, included in other accruals, was $18 million and will be used primarily for severance costs in 1999 and 2000. The combined purchase price in excess of the net assets was $336 million and it is being amortized over 40 years.

On December 24, 1997, the Company acquired the shares of BDM International, Inc.
(BDM) for cash of $880 million plus assumed net debt of $85 million. BDM is an information technology company operating in the systems and software integration, computer and technical services and enterprise management and operations markets. The acquisition was accounted for by the purchase method with the purchase price allocated to the net assets acquired based on their fair values. An independent valuation was performed, primarily using the income approach for valuing the intangible assets. As a result of the valuation, $548 million was allocated to in-process research and development projects that had not reached technological feasibility and had no alternative future use. This amount was recognized as an expense with no income tax benefit at the date of acquisition. The intangible assets of $371 million are being amortized over an average period of 15 years.

The following unaudited pro forma financial information reflects the consolidated results of operations of the Company as if the 1997 acquisitions had taken place at the beginning of the respective periods. The pro forma information includes adjustments for interest expense that would have been incurred to finance the acquisitions, additional depreciation based on the fair market value of the property, plant and equipment acquired, write-off of purchased in-process research and development and the amortization of intangible assets arising from the transactions. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been affected on the assumed dates.

(In millions except per share data)
Year ended (unaudited)                                                                                1997         1996
---------------------------------------------------------------------------------------------------------------------------
Sales                                                                                             $ 11,758     $ 11,231
Loss from continuing operations                                                                        (85)        (392)
Loss per share                                                                                        (.69)       (3.05)
---------------------------------------------------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS | TRW INC.

SPECIAL CHARGES AND DIVESTITURE

On July 29, 1998, the Company announced actions intended to enhance the automotive segment profit margins. The Company will record pre-tax charges of $125 million to $150 million by the end of 2000, of which $24 million was expensed in 1998 primarily for plant closing and severance costs. Other accruals at December 31, 1998 includes $18 million relating to these charges and will be used in 1999.

During 1996, the Company recorded before-tax charges of $385 million ($252 million after tax, or $1.90 per share) primarily for actions taken in the automotive and space, defense and information systems businesses. The components of the charge included severance costs of $40 million, contract reserves of $99 million, litigation and warranty expenses of $127 million, asset writedowns of $96 million and other items of $23 million. The charges are included in the Statements of Earnings for 1996 as follows: $321 million included in cost of sales, $18 million included in interest expense, $65 million included in other expense(income)-net and a reduction of $19 million included in other captions. Other accruals at December 31, 1998 and 1997 included $7 million and $21 million, respectively, relating to severance costs. The balance will be expended in 1999 and 2000.

During 1996, the Company sold substantially all of the businesses in its Information Systems & Services segment. The financial statements reflect as discontinued operations for all periods presented that segment's net assets and operating results, as well as the related transaction gain. Net proceeds of $1.1 billion in cash resulted in a gain of $484 million ($260 million after tax, or $1.96 per share). Sales of the discontinued operations were $453 million in 1996.

OTHER EXPENSE (INCOME)-NET

(In millions)                                                                            1998         1997         1996
---------------------------------------------------------------------------------------------------------------------------
Other income                                                                           $ (123)      $  (66)      $  (67)
Other expense                                                                              73           48          119
Minority interests                                                                         11           20           12
Earnings of affiliates                                                                     (5)         (12)          (1)
Foreign currency translation                                                                7            7            7
---------------------------------------------------------------------------------------------------------------------------
                                                                                       $  (37)      $   (3)      $   70
                                                                                       ------------------------------------

Other income in 1998 includes a $49 million benefit from the settlement of certain patent litigation. Other income in 1997 includes a $15 million gain on the sale of a property. Other expense in 1996 includes $65 million of special charges. Refer to the "Special Charges and Divestiture" footnote.

NOTES TO FINANCIAL STATEMENTS | TRW INC.

INCOME TAXES

Earnings from continuing operations before income taxes
(In millions)                                                                            1998         1997         1996
---------------------------------------------------------------------------------------------------------------------------
U.S.                                                                                   $  534       $   95       $  133
Non-U.S.                                                                                  212          145          169
---------------------------------------------------------------------------------------------------------------------------
                                                                                       $  746       $  240       $  302
                                                                                       ------------------------------------

Provision for income taxes
(In millions)                                                                            1998         1997         1996
---------------------------------------------------------------------------------------------------------------------------
Current
  U.S. federal                                                                         $  359       $  136       $  176
  Non-U.S.                                                                                 86           84           73
  U.S. state and local                                                                     28           23           20
---------------------------------------------------------------------------------------------------------------------------
                                                                                          473          243          269
Deferred
  U.S. federal                                                                           (196)          46         (130)
  Non-U.S.                                                                                (10)          (4)          (6)
  U.S. state and local                                                                      2            4          (13)
---------------------------------------------------------------------------------------------------------------------------
                                                                                         (204)          46         (149)
                                                                                       ------------------------------------
                                                                                       $  269       $  289       $  120
                                                                                       ------------------------------------

Effective income tax rate
                                                                                        1998         1997         1996
---------------------------------------------------------------------------------------------------------------------------
U.S. statutory income tax rate                                                          35.0%         35.0%        35.0%
Nondeductible expenses                                                                    .9           2.7          2.4
U.S. state and local income taxes net of U.S. federal tax benefit                        2.6           7.6          3.0
Non-U.S. tax rate variances net of foreign tax credits                                   2.1          (2.2)         3.4
Prior years' adjustments                                                                 (.3)         (3.5)        (1.9)
Purchased in-process research and development                                              -          80.0            -
Other                                                                                   (4.2)           .7         (2.3)
---------------------------------------------------------------------------------------------------------------------------
                                                                                        36.1%        120.3%        39.6%
                                                                                       ------------------------------------

The effective tax rate in 1998 was 36.1 percent compared with 120.3 percent in 1997. Excluding the write-off of purchased in-process research and development, the 1997 effective tax rate would have been 36.6 percent.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1998 and 1997, the Company had unused tax benefits of $39 million and $30 million, respectively, related to non-U.S. net operating loss carryforwards for income tax purposes, of which $25 million and $13 million can be carried forward indefinitely and the balance expires at various dates through 2005. A valuation allowance at December 31, 1998 and 1997, of $29 million and $25 million, respectively, has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefit of the loss carryforwards.

It is the Company's intention to reinvest undistributed earnings of certain of its non-U.S. subsidiaries and thereby indefinitely postpone their remittance. Accordingly, deferred income taxes have not been provided for accumulated undistributed earnings of $544 million at December 31, 1998.

NOTES TO FINANCIAL STATEMENTS | TRW INC.

                                                                                   Deferred tax           Deferred tax
                                                                                      assets               liabilities
                                                                                -----------------      --------------------
(In millions)                                                                     1998      1997         1998      1997
---------------------------------------------------------------------------------------------------------------------------
Pensions and postretirement benefits other than pensions                        $  259    $  260       $    -    $    6
Completed contract method of accounting for long-term contracts                      -        49          165       457
Service contracts                                                                    -         -           24         -
State and local taxes                                                               12        23            1         -
Reserves and accruals                                                              161       142            -         -
Depreciation and amortization                                                        -        10          128        91
Insurance accruals                                                                  32        22            -         -
Non-U.S. net operating loss carryforwards                                           39        30            -         -
Other                                                                              106       123           50        41
---------------------------------------------------------------------------------------------------------------------------
                                                                                   609       659          368       595
Valuation allowance for deferred tax assets                                        (29)      (25)           -         -
---------------------------------------------------------------------------------------------------------------------------
                                                                                $  580    $  634       $  368    $  595
                                                                                -------------------------------------------

PENSION PLANS

At December 31, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement revises employers' disclosures about pensions and other postretirement benefit plans. The measurement and recognition requirements for pension or other postretirement benefit plans have not changed. Prior year information has been restated to conform to the requirements of the new standard.

The Company has defined benefit pension plans for substantially all employees. The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 1998, and a statement of the funded status as of December 31, 1998 and 1997:

                                                                                      1998                   1997
                                                                              -------------------     ---------------------
(In millions)                                                                     U.S.  Non-U.S.         U.S.  Non-U.S.
---------------------------------------------------------------------------------------------------------------------------
Change in benefit obligations
Benefit obligations at January 1                                              $  2,872   $   429      $ 2,381   $   412
  Service cost                                                                      94        16           72        16
  Interest cost                                                                    200        29          179        29
  Amendments                                                                         3         1            5         5
  Actuarial loss                                                                   127        64          320        17
  Foreign currency exchange rate changes                                             -         7            -       (31)
  Acquisitions                                                                       -         -          114         -
  Benefits paid                                                                   (254)      (29)        (199)      (19)
---------------------------------------------------------------------------------------------------------------------------
Benefit obligations at December 31                                               3,042       517        2,872       429

Change in plan assets
Fair value of plan assets at January 1                                           3,139       322        2,787       314
  Actual return on plan assets                                                     392        22          438        24
  Foreign currency exchange rate changes                                             -        (4)           -       (13)
  Acquisitions                                                                       -         -          104         -
  Company contributions                                                             27        21            9        13
  Plan participant contributions                                                     -         3            -         3
  Benefits paid                                                                   (254)      (29)        (199)      (19)
---------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at December 31                                         3,304       335        3,139       322

Funded status of the plan                                                          262      (182)         267      (107)
  Unrecognized actuarial (gain)loss                                               (172)       28         (162)      (39)
  Unrecognized prior service cost                                                   29        10           33        11
  Unrecognized net transition asset                                                 (4)      (10)         (23)      (11)
---------------------------------------------------------------------------------------------------------------------------
Total recognized                                                              $    115   $  (154)     $   115   $  (146)
---------------------------------------------------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS | TRW INC.

The following table provides the amounts recognized in the balance sheet as of December 31, 1998 and 1997:

                                                                                      1998                    1997
                                                                                ------------------     --------------------
(In millions)                                                                     U.S.  Non-U.S.         U.S.  Non-U.S.
---------------------------------------------------------------------------------------------------------------------------
Prepaid benefit cost                                                            $  169    $    2       $  157    $ (115)
Accrued benefit liability                                                          (54)     (156)         (42)      (31)
Additional minimum liability                                                       (13)      (20)         (16)       (7)
Intangible asset and other                                                           9         4           13         6
Accumulated other comprehensive income                                               4        16            3         1
---------------------------------------------------------------------------------------------------------------------------
Total recognized                                                                $  115    $ (154)      $  115    $ (146)
---------------------------------------------------------------------------------------------------------------------------

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the U.S. pension plans with accumulated benefit obligations in excess of plan assets were $72 million, $62 million and zero, respectively, as of December 31, 1998, and $189 million, $167 million and $105 million, respectively, as of December 31, 1997.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $187 million, $169 million and $22 million, respectively, as of December 31, 1998, and $150 million, $138 million and $21 million, respectively, as of December 31, 1997.

The defined benefit pension plans held approximately 4.8 million and 4.4 million shares of the Company's common stock with a fair value of approximately $267 million and $232 million at December 31, 1998 and 1997, respectively. The plans received approximately $6 million and $5 million in dividends on these shares in 1998 and 1997, respectively.

The following table provides the components of net pension cost for the plans for years 1998, 1997 and 1996:

                                                               1998                   1997                    1996
                                                        ------------------      -------------------    --------------------
(In millions)                                             U.S.  Non-U.S.          U.S.  Non-U.S.         U.S.  Non-U.S.
---------------------------------------------------------------------------------------------------------------------------
Defined benefit plans
  Service cost-benefits earned during the year          $   94     $  16        $   72    $   16       $   73    $   14
  Interest cost on projected benefit obligations           200        29           179        29          165        28
  Expected return on plan assets                          (260)      (28)         (223)      (26)        (205)      (24)
  Amortization of recognized loss                            1         1             -         -           10         4
  Amortization of prior service cost                         7         2             7         3            6         6
  Amortization of transition asset                         (18)       (1)          (18)       (1)         (18)       (1)
---------------------------------------------------------------------------------------------------------------------------
Defined benefit plans                                       24        19            17        21           31        27
Defined contribution plans                                   1         5             1         5            1         5
Employee stock ownership and savings plan                   47         -            44         -           40         -
---------------------------------------------------------------------------------------------------------------------------
Total pension cost                                      $   72     $  24        $   62    $   26       $   72    $   32
---------------------------------------------------------------------------------------------------------------------------

The amount included within other comprehensive income arising from a change in the minimum pension liability was a loss of $11 million, net of tax of $5 million, in 1998, zero in 1997 and a gain of $3 million, net of tax of $2 million, in 1996.

The assumptions used in the measurement of the Company's benefit obligations are shown in the following table:

                                                                                      1998                    1997
                                                                                  --------------------   ------------------
                                                                                  U.S.      Non-U.S.      U.S.   Non-U.S.
---------------------------------------------------------------------------------------------------------------------------
Actuarial assumptions
  Discount rate                                                                   6.75%     5.5-6.0%     7.00%     6.0-7.0%
  Rate of increase in compensation levels                                         4.00%     2.0-3.5%     4.40%     3.5-4.0%
---------------------------------------------------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS | TRW INC.

The expected long-term rate of return on plan assets for U.S. plans was 9.5 percent for 1998 and 9 percent for 1997. For non-U.S. plans the expected long-term rate of return ranged from 8.5 to 8.75 percent in 1998 and 9 to 9.5 percent in 1997.

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

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

At December 31, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement revises employers' disclosures about pensions and other postretirement benefit plans. The measurement and recognition requirements for pension or other postretirement benefit plans have not changed. Prior year information has been restated to conform to the requirements of the new standard.

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

The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 1998, and a statement of the funded status as of December 31, 1998 and 1997:

(In millions)                                1998        1997
---------------------------------------------------------------
Change in benefit obligations
Benefit obligations at January 1           $    794    $    760
  Service cost                                   19          13
  Interest cost                                  54          54
  Actuarial (gain)loss                            8          (1)
  Acquisitions                                   --           4
  Foreign currency exchange rate changes         (3)         (3)
  Plan amendments                                 1          --
  Plan participant contributions                  5           5
  Benefits paid                                 (44)        (38)
---------------------------------------------------------------
Benefit obligations at December 31              834         794

Change in plan assets
Fair value of plan assets at January 1          129          83
  Actual return on plan assets                   12          12
  Company contributions                          49          67
  Plan participant contributions                  5           5
  Benefits paid                                 (44)        (38)
---------------------------------------------------------------
Fair value of plan assets at December 31        151         129
Funded status of the plan                      (683)       (665)

Unrecognized actuarial gain                     (14)        (30)
Unrecognized prior service cost                  (5)         (6)
---------------------------------------------------------------
Total accrued benefit cost recognized      $   (702)   $   (701)
---------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS | TRW INC.

The following table provides the components of net postretirement benefit cost for the plans for years 1998, 1997 and 1996:

(In millions)                                                                            1998         1997         1996
---------------------------------------------------------------------------------------------------------------------------
Components of net postretirement benefit cost
Service cost                                                                            $  19        $  13        $  13
Interest cost                                                                              54           54           54
Expected return on plan assets                                                            (13)          (9)          (5)
---------------------------------------------------------------------------------------------------------------------------
Net postretirement benefit cost                                                         $  60        $  58        $  62
---------------------------------------------------------------------------------------------------------------------------

The weighted average discount rate used in determining the accumulated postretirement benefit obligations as of December 31, 1998 and 1997, was 6.75 percent and 7 percent, respectively. The weighted average rate of compensation increase was 4 percent and 4.4 percent for 1998 and 1997, respectively. The weighted average expected long-term rate of return on plan assets was 9.5 percent for 1998 and 8 percent for 1997. A 7.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5 percent in the year 2009 and remain at that level thereafter.

A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

                                                                                                   One-percentage-point
                                                                                                  -------------------------
(In millions)                                                                                     Increase     Decrease
---------------------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components                                             $   10       $   (7)
Effect on postretirement benefit obligations                                                           100          (83)
---------------------------------------------------------------------------------------------------------------------------

DEBT AND CREDIT AGREEMENTS

Short-term debt
(In millions)                                                                                         1998         1997
---------------------------------------------------------------------------------------------------------------------------
U.S. borrowings                                                                                     $  589       $  318
Non-U.S. borrowings                                                                                    250           93
---------------------------------------------------------------------------------------------------------------------------
                                                                                                    $  839       $  411
                                                                                                    -----------------------

Long-term debt
(In millions)                                                                                         1998         1997
---------------------------------------------------------------------------------------------------------------------------
U.S. borrowings                                                                                    $   141      $   691
Non-U.S. borrowings                                                                                     91           54
Medium-term notes
  6.05% Notes due 2005                                                                                 200            -
  6.25% Notes due 2010                                                                                 150            -
  6.65% Notes due 2028                                                                                 150            -
  6.30% Notes due 2008                                                                                 100            -
  9.35% Notes due 2020 (due 2000 at option of note holder)                                             100          100
  9.375% Notes due 2021                                                                                100          100
  Other medium-term notes                                                                              326          278
Other                                                                                                   25           22
---------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                                 1,383        1,245
Less current portion                                                                                    30          128
---------------------------------------------------------------------------------------------------------------------------
                                                                                                   $ 1,353      $ 1,117
                                                                                                   ------------------------

NOTES TO FINANCIAL STATEMENTS | TRW INC.

The Company maintains two committed U.S. dollar revolving credit agreements. The first agreement allows the Company to borrow up to $750 million with 17 banks and extends through June 2002. The second agreement allows the Company to borrow up to $745 million with 14 banks and extends to December 6, 1999. The interest rate under the agreements is either a negotiated rate, the banks' prime rates, a rate based on the banks' costs of funds in the secondary certificate of deposit market or a rate based on an Interbank Offered Rate. The Company's commercial paper borrowings are supported by these agreements. At December 31, 1998, there were no outstanding borrowings under the U.S. revolving credit agreements.

The Company also maintains a committed U.S. dollar denominated revolving credit agreement with five banks for use by the Company's Brazilian operations. The agreement allows the Company to borrow up to $50 million and extends through July 2003. The interest rate under the agreement is a rate based on an Interbank Offered Rate. At December 31, 1998, there were $20 million in outstanding borrowings under this agreement.

The Company also maintains a committed multi-currency revolving credit agreement with 17 banks. The agreement allows the Company to borrow up to $250 million and extends through June 2002. The interest rate under the agreement is based on various interest rate indices. At December 31, 1998, there were no outstanding borrowings under the multi-currency credit agreement.

At December 31, 1998, $191 million of short-term debt was reclassified to long-term debt as the Company intends to refinance the borrowings on a long-term basis and has the ability to do so under its U.S. and multi-currency revolving credit agreements.

During 1998, the Company refinanced short-term debt by issuing $659 million of notes and debentures that mature at various dates through 2028.

The Company established a $1 billion Universal Shelf Registration Statement during 1998 of which approximately $841 million remains available at December 31, 1998. Securities that may be issued under this shelf registration statement include debt securities, common stock, warrants to purchase debt securities and warrants to purchase common stock.

The weighted average interest rate on short-term borrowings outstanding, including amounts reclassified to long-term debt, at December 31, 1998 and 1997, is 5.9 percent and 6.4 percent, respectively.

The other medium-term notes bear interest at rates ranging from 5.98 percent to
9.25 percent and mature at various dates through 2020.

Long-term non-U.S. borrowings bear interest, stated in terms of the local currency borrowing, at rates ranging from 3.3 percent to 9.5 percent at December 31, 1998, and mature at various dates through 2006.

The maturities of long-term debt are, in millions: 1999-$30; 2000-$35; 2001-$29; 2002-$194; 2003-$85; and $1,010 thereafter.

The indentures and other debt agreements impose, among other covenants, maintenance of minimum net worth. Under the most restrictive interpretation of these covenants, the payment of dividends was limited to approximately $972 million at December 31, 1998.

Compensating balance arrangements and commitment fees were not material.

NOTES TO FINANCIAL STATEMENTS | TRW INC.

LEASE COMMITMENTS

The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and computer and other equipment. Such leases, some of which are noncancelable and in many cases include renewals, expire at various dates. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $180 million for 1998, $146 million for 1997 and $130 million for 1996.

At December 31, 1998, the future minimum lease payments for noncancelable operating leases totaled $390 million and are payable as follows: 1999-$108; 2000-$82; 2001-$57; 2002-$42; 2003-$30; and $71 thereafter.

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

Series 4 - not convertible into common shares; redemption price and involuntary liquidation price of $125 per one one-hundredth of a share; annual dividend rate per one one-hundredth of a share of the lesser of $4.00 or the current dividend on common stock; no shares outstanding at December 31, 1998.

COMMON STOCK - $0.625 par value; authorized 500 million shares; shares outstanding were reduced by treasury shares of 13.6 million in 1998 and 10.9 million in 1997.

The Company has a shareholder purchase rights plan under which each shareholder of record as of May 17, 1996, received one-half of one right for each TRW common share held. Each right entitles the holder, upon the occurrence of certain events, to buy one one-hundredth of a share of Cumulative Redeemable Serial Preference Stock II, Series 4, at a price of $300. In other events, each right entitles the holder, other than the acquiring party, to purchase $600 of TRW common stock or common stock of another person at a 50 percent discount. The Company may redeem these rights at its option at one cent per right under certain circumstances.

At December 31, 1998, 14.8 million shares of common stock were reserved for the exercise and issuance of stock options and conversion of the Serial Preference Stock II, Series 1 and 3. There were 1.2 million shares of Cumulative Redeemable Serial Preference Stock II, Series 4, reserved for the shareholder purchase rights plan.

NOTES TO FINANCIAL STATEMENTS | TRW INC.

STOCK OPTIONS

The Company has granted nonqualified stock options to certain employees to purchase the Company's common stock at the market price on the date of grant. Stock options granted become exercisable to the extent of one-third of the optioned shares for each full year of employment following the date of grant and expire 10 years after the date of grant. The Company applies the provisions of Accounting Principles Board Opinion No. 25 in accounting for its employee stock options and, as such, no compensation expense is recognized as the exercise price equals the market price of the stock on the date of grant.

                                                              1998                      1997                     1996
                                                     ---------------------------------------------------------------------------
                                                                   Weighted-                 Weighted-                 Weighted-
                                                                    average                   average                   average
                                                      Millions     exercise    Millions      exercise     Millions     exercise
                                                     of shares       price    of shares         price    of shares        price
--------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                          8.5 $       35.02         8.5 $       29.72         9.2 $       26.45
Granted                                                   2.4         53.31         2.0         50.19         1.7         43.98
Exercised                                                  .9         25.68         1.6         25.96         1.9         25.28
Canceled, expired or terminated                            .2         46.54          .4         38.63          .5         35.51
Outstanding at end of year                                9.8         40.11         8.5         35.02         8.5         29.72
Exercisable                                               5.8         32.31         5.3         27.81         5.6         25.18
Weighted-average fair value of options granted                        12.86                     11.92                      9.45
--------------------------------------------------------------------------------------------------------------------------------

At December 31, 1998, approximately 2,000 employees were participants in the plan. As of that date, the per share exercise prices of options outstanding ranged from $19.88 to $58.88. The following table provides certain information with respect to stock options outstanding at December 31, 1998:

                                                                   Options Outstanding              Options Exercisable
                                                           -----------------------------------------------------------------
                                                                             Weighted-
                                                                              average   Weighted-                  Weighted-
                                                            Millions of     remaining    average   Millions of     average
                                                                 shares   contractual   exercise        shares    exercise
Range of exercise prices                                    outstanding life in years      price   exercisable       price
----------------------------------------------------------------------------------------------------------------------------
 $19.88 - $39.99                                                   4.3         3.8  $    27.16            4.3   $    27.16
  40.00 - 58.88                                                    5.5         8.3       50.21            1.5        46.88
----------------------------------------------------------------------------------------------------------------------------
                                                                   9.8         6.3  $    40.11            5.8   $    32.31
                                                           -----------------------------------------------------------------

Had the compensation cost for the stock options granted in 1998, 1997 and 1996 been determined based on the fair value at the grant date consistent with the fair value method of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced by $13 million ($.10 per share) in 1998, $9 million ($.08 per share) in 1997 and $5 million ($.04 per share) in 1996. The effect on 1996 net earnings is not representative of the effect on future years' net earnings amounts as the compensation cost reflects expense for only two years' vesting in 1996.

Fair value was estimated at the date of grant using the Black-Scholes option pricing model and the following weighted-average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rate of 4.59%, 5.83% and 5.43%; dividend yield of 2.28%, 2.54% and 2.84%; expected volatility of 23%, 20% and 20%; and an expected option life of six years for 1998, 1997 and 1996.

NOTES TO FINANCIAL STATEMENTS | TRW INC.

CONTINGENCIES

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. In addition, the Company is conducting a number of environmental investigations and remedial actions at current and former Company locations and, along with other companies, has been named a potentially responsible party for certain waste management sites. Each of these matters is subject to various uncertainties, and some of these matters may be resolved unfavorably to the Company. A reserve estimate for each matter is established using standard engineering cost estimating techniques. In the determination of such costs, consideration is given to professional judgment of Company environmental engineers in consultation with outside environmental specialists when necessary. At multi-party sites, the reserve estimate also reflects the expected allocation of total project costs among the various potentially responsible parties. At December 31, 1998, the Company had reserves for environmental matters of $64 million, including $7 million of additional accruals recorded during the year. The Company aggressively pursues reimbursement for environmental costs from its insurance carriers. However, insurance recoveries are not recorded as a reduction of environmental costs until they are fixed and determinable. At December 31, 1998, the "Other notes and accounts receivable" caption on the balance sheet includes $22 million of insurance recoveries related to environmental matters. The Company believes that any liability that may result from the resolution of environmental matters for which sufficient information is available to support these cost estimates will not have a material adverse effect on the Company's financial position. However, the Company cannot predict the effect on the Company's financial position of expenditures for aspects of certain matters for which there is insufficient information. In addition, the Company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters on the Company's financial position or the possible effect of compliance with environmental requirements imposed in the future.

Further, product liability claims may be asserted in the future for events not currently known by management. Although the ultimate liability from these potential claims cannot be ascertained at December 31, 1998, management does not anticipate that any related liability, after consideration of insurance recovery, would have a material adverse effect on the Company's financial position.

During 1997, TRW Vehicle Safety Systems Inc., a wholly owned subsidiary of the Company, reported to the Arizona Department of Environmental Quality (ADEQ) potential violations of the Arizona hazardous waste law at its Queen Creek, Arizona facility for the possible failure to properly label and dispose of wastewater that might be classified as hazardous waste. ADEQ is conducting an investigation into these potential violations and the Company is cooperating with the investigation. If ADEQ initiates proceedings against the Company with respect to such matters, the Company could be liable for penalties and fines and other relief. The Arizona State Attorney General also is investigating matters, and federal, civil and criminal governmental investigations with respect to these potential violations are ongoing. Management is currently evaluating this matter and is unable to make a meaningful estimate of the amount or range of possible liability, if any, at this time, although management believes that the Company would have meritorious defenses.

During 1996, the Company was advised by the United States Department of Justice
(DOJ) that it had been named as a defendant in two lawsuits brought by a former employee of the Company's former Space & Technology Group and originally filed under seal in 1994 and 1995, respectively, in the United States District Court for the Central District of California under the qui tam provisions of the civil False Claims Act. The Act permits an individual to bring suit in the name of the United States and share in any recovery. The allegations in the lawsuits relate to the classification of costs incurred by the Company that were charged to certain of its federal contracts. Under the law, the government must investigate the allegations and determine whether it wishes to intervene and take responsibility for the lawsuits. On February 13, 1998, the DOJ intervened in the litigation. On February 19, 1998 and March 4, 1998, the former employee filed amended complaints in the Central District of California that realleged certain of the claims included in the 1994 and 1995 lawsuits and omitted the remainder. The amended complaints allege that the United States has incurred substantial damages and that the Company should be ordered to cease and desist from violations of the civil False Claims Act and is liable for treble damages, penalties, costs, including

NOTES TO FINANCIAL STATEMENTS | TRW INC.

attorneys' fees, and such other relief as deemed proper by the court. On March 17, 1998, the DOJ filed its complaint against the Company upon intervention in the 1994 lawsuit, which set forth a limited number of the allegations in the 1994 lawsuit and other allegations not in the 1994 lawsuit. The DOJ elected not to pursue the other claims in the 1994 lawsuit or the claims in the 1995 lawsuit. The DOJ's complaint alleges that the Company is liable for treble damages, penalties, interest, costs and "other proper relief." On March 18, 1998, the former employee withdrew the first amended complaint in the 1994 lawsuit at the request of the DOJ. On May 18, 1998, the Company filed answers to the former employee's first amended complaint in the 1995 lawsuit and to the DOJ's complaint, denying all substantive allegations against the Company contained therein. At the same time, the Company filed counterclaims against both the former employee and the federal government. On July 20, 1998, both the former employee and the DOJ filed motions seeking to dismiss the Company's counterclaims. On November 23, 1998 (entered as an Order on January 21, 1999), the court dismissed certain counterclaims asserted against the former employee and the federal government and took under advisement the former employee's motion to dismiss certain other counterclaims. The Company cannot presently predict the outcome of these lawsuits, although management believes that their ultimate resolution will not have a material effect on the Company's financial condition or results of operations.

OPERATING SEGMENTS

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" during the fourth quarter of 1998. Statement 131 establishes standards for reporting information about operating segments in annual financial statements and requires that select information about operating segments be disclosed in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segment and geographic area information for all periods presented has been restated to conform to Statement 131.

The Company's reportable operating segments are Automotive and Space, Defense & Information Systems. The operating segments are managed separately as they each represent a strategic business component that offers different advanced technology products and serves different markets. Separate financial results are available for each operating segment and are regularly reviewed by the chief operating officer for purposes of assessing performance and allocating resources. The Company's space, defense and information systems businesses have been aggregated into one operating segment as they exhibit similar economic characteristics, operate in substantially the same regulatory environment, offer similar products and services to the same customer base, perform jointly on a significant number of contracts and exhibit similar methods of developing and delivering products and services.

The Company is a United States-based company providing advanced technology products and services for the automotive and space, defense and information systems markets. The principal markets for the Company's automotive products are North American, European and Asian original equipment manufacturers and independent distributors. Space, Defense & Information Systems primarily offers products and services to the United States Government, agencies of the United States Government, state and local governments and international and commercial customers.

AUTOMOTIVE - Occupant restraint systems, including sensors, steering wheels, air bag and seat belt systems. Steering systems, including hydraulic and electrically assisted power and manual rack and pinion steering for light vehicles, power steering systems and suspension components for commercial vehicles. Electrical and electronic controls, engineered fasteners and stud welding and control systems. Engine valves and valve train parts.

SPACE, DEFENSE & INFORMATION SYSTEMS - Spacecraft, including the design and manufacture of spacecraft equipment, propulsion subsystems, electro-optical and instrument systems, spacecraft payloads, high-energy lasers and laser technology and other high-reliability components. Electronic systems, equipment, components and services, including the design and manufacture of space communication systems, airborne reconnaissance systems, unmanned aerial vehicles, avionics systems, commercial telecommunications and other electronic technologies for tactical and strategic applications. Systems integration,

NOTES TO FINANCIAL STATEMENTS | TRW INC.

systems engineering services and software development in the fields of military command and control, strategic missiles, intelligence requirements management, public safety, modeling and simulation, training, telecommunications, image processing, earth observation, nuclear waste management, air traffic control, security and counterterrorism and other high-technology systems. Information technology systems, products and services focused on defense, health and human safety, integrated supply chain, warehousing, logistics, test and evaluation, criminal justice, tax systems modernization and financial applications.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company evaluates operating performance based on each segment's profit before income taxes and total assets net of segment current operating liabilities. Debt and related interest expense, interest related to the other postretirement benefit liability, currently payable income taxes, current deferred income taxes, long-term deferred income taxes in 1998 and corporate staff expenses are maintained at the corporate level and are not a component of the operating segment results.

Information concerning operating segments as of and for each of the three years ended December 31 is as follows:

                                                                                                    Space,
                                                                                                 Defense &
                                                                                               Information
(In millions)                                                                      Automotive      Systems        Total
---------------------------------------------------------------------------------------------------------------------------
1998
---------------------------------------------------------------------------------------------------------------------------
Revenue from external customers                                                      $  7,201     $  4,685     $ 11,886
Segment profit before income taxes                                                        543          458        1,001

Restructuring charges included in segment profit                                           24            -           24

Segment assets                                                                          3,316        1,240        4,556
Depreciation and amortization                                                             396          156          552
Capital expenditures                                                                      456          163          619
---------------------------------------------------------------------------------------------------------------------------
1997
---------------------------------------------------------------------------------------------------------------------------
Revenue from external customers                                                      $  7,032     $  3,799     $ 10,831
Segment profit before income taxes                                                        637          348          985

Segment assets                                                                          2,926        1,083        4,009
Depreciation and amortization                                                             362          115          477
Capital expenditures                                                                      398          156          554
---------------------------------------------------------------------------------------------------------------------------
1996
---------------------------------------------------------------------------------------------------------------------------
Revenue from external customers                                                      $  6,493     $  3,364     $  9,857
Segment profit before income taxes                                                        330          180          510

Special charges included in segment profit                                                293           89          382

Segment assets                                                                          2,334          657        2,991
Depreciation and amortization                                                             327          112          439
Capital expenditures                                                                      343          157          500
---------------------------------------------------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS | TRW INC.

The Company accounts for intersegment sales or transfers at current market prices. Intersegment sales and transfers were not significant. Sales to agencies of the U.S. Government, primarily by the Space, Defense & Information Systems segment, were $4,119 million in 1998, $3,523 million in 1997 and $3,121 million in 1996. Sales to Ford Motor Company by the Automotive segment were $1,423 million in 1998, $1,469 million in 1997 and $1,470 million in 1996.

Reconciliations of the items reported for the operating segments to the applicable amounts reported in the consolidated financial statements are as follows:

(In millions)                                                                            1998         1997         1996
---------------------------------------------------------------------------------------------------------------------------
Segment profit before income taxes                                                    $ 1,001      $   985      $   510
Purchased in-process research and development                                               -         (548)           -
Interest expense                                                                         (119)         (80)         (88)
Corporate expense and other                                                              (136)        (117)        (120)
---------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes                               $   746      $   240      $   302
---------------------------------------------------------------------------------------------------------------------------

(In millions)                                                                            1998         1997         1996
---------------------------------------------------------------------------------------------------------------------------
Segment assets                                                                        $ 4,556      $ 4,009      $ 2,991
Segment current operating liabilities                                                   1,843        1,828        1,620
Current deferred taxes                                                                    179           96          424
Long-term deferred taxes                                                                   33            -            -
Segment eliminations and adjustments                                                      122          114          106
Corporate and other                                                                       436          363          758
---------------------------------------------------------------------------------------------------------------------------
Total assets                                                                          $ 7,169      $ 6,410      $ 5,899
---------------------------------------------------------------------------------------------------------------------------

Information concerning principal geographic areas for and as of the three years ended December 31 is as follows:

                                                                          United                       All
(In millions)                                                             States      Germany        Other        Total
---------------------------------------------------------------------------------------------------------------------------
Revenue from external customers
  1998                                                                 $   7,658     $  1,562     $  2,666     $ 11,886
  1997                                                                     6,919        1,442        2,470       10,831
  1996                                                                     6,469        1,038        2,350        9,857
---------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment-net
  1998                                                                 $   1,491     $    497     $    695     $  2,683
  1997                                                                     1,560          451          610        2,621
  1996                                                                     1,576          264          640        2,480
---------------------------------------------------------------------------------------------------------------------------

Revenues are attributable to geographic areas based on the location of the assets producing the revenues. Inter-area sales are not significant to the total revenue of any geographic area.

NOTES TO FINANCIAL STATEMENTS | TRW INC.

EVENTS SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT AUDITOR (UNAUDITED)

On January 28, 1999, the Company announced its intention to acquire the entire issued and to be issued share capital of LucasVarity plc in a cash tender offer totaling approximately $7 billion. TRW has received fully underwritten financing from J.P. Morgan Securities Inc., NationsBanc Montgomery Securities LLC, Salomon Smith Barney Inc. and Barclays Capital. The boards of directors of both companies have approved the transaction and LucasVarity's directors have entered into irrevocable agreements to tender their shares and ADSs in response to the offer. The transaction, which is subject to normal closing conditions, may be completed as early as the first quarter of 1999 and will be accounted for under purchase accounting.


QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                First                 Second                   Third                 Fourth
                                        --------------------   ---------------------  ---------------------   ----------------------
(In millions except per share data)        1998      1997         1998      1997          1998      1997         1998      1997
---------------------------------------------------------------------------------------------------------------------------------
                                              (A)                                            (B)                    (C)    (D)(E)
Sales                                   $  3,095  $  2,660     $  3,028  $  2,852     $   2,836 $   2,521     $  2,927  $  2,798
Gross profit                                 520       482          547       534           522       466          582       523
Earnings(loss) before income taxes           204       195          198       219           164       166          180      (340)
Net earnings(loss)                           129       119          126       135           104       108          118      (411)
Net earnings(loss) per share
   Diluted                                  1.03       .92         1.00      1.05           .85       .85          .96     (3.34)
   Basic                                    1.05       .95         1.03      1.09           .86       .88          .98     (3.34)
---------------------------------------------------------------------------------------------------------------------------------

(A) Earnings(loss) before income taxes includes a $49 million gain ($32 million after tax, 25 cents per share) from the settlement of certain patent litigation and a $34 million charge ($22 million after tax, 17 cents per share) for litigation and contract reserves and severance costs relating to the combination of the Company's systems integration business with BDM International, Inc.

(B) Earnings(loss) before income taxes includes a charge of $13 million ($8 million after tax, 7 cents per share) related to the automotive restructuring.

(C) Earnings(loss) before income taxes includes a benefit of $25 million ($16 million after tax, 13 cents per share) from an interest accrual adjustment relating to a tax litigation settlement and an $11 million charge ($10 million after tax, 8 cents per share) related to the automotive restructuring.

(D) Earnings(loss) before income taxes includes a $548 million ($4.46 per share) one time noncash charge related to in-process research and development with no income tax benefit.

(E) Earnings(loss) before income taxes includes a $15 million gain ($10 million after tax, 8 cents per share) related to the sale of a property.

NOTES TO FINANCIAL STATEMENTS | TRW INC.

STOCK PRICES AND DIVIDENDS (UNAUDITED)

The book value per common share at December 31, 1998, was $15.61 compared to $13.19 at the end of 1997. The Company's Directors declared the 242nd consecutive quarterly dividend during December 1998. Dividends declared per share in 1998 were $1.28, up 3 percent from $1.24 in 1997. The following table highlights the market prices of the Company's common and preference stocks and dividends paid for the quarters of 1998 and 1997.

                                                                             Price of                              Dividends paid
                                                                           traded shares                             per share
                                                        ----------------------------------------------------     ----------------
                                         Quarter                 1998                       1997                   1998      1997
                                         -------        ----------------------------------------------------     ----------------
                                                           High         Low           High           Low
---------------------------------------------------------------------------------------------------------------------------------
Common stock                                1           $   56 1/4   $  50 9/16   $   55 7/8     $   48 1/8      $  .31    $  .31
Par value $0.625 per share                  2               57 3/8      50 1/16       58 3/8         47 3/8         .31       .31
                                            3               56 15/16    42 11/16      61 5/16        51 1/4         .31       .31
                                            4               58          43            61 3/16        50 1/2         .33       .31
---------------------------------------------------------------------------------------------------------------------------------
Cumulative Serial                           1              400         200           500            300            1.10      1.10
Preference Stock II                         2              468         468           457 1/2        442            1.10      1.10
$4.40 Convertible                           3              495         420           600            300            1.10      1.10
Series 1                                    4              480         480           495            495            1.10      1.10
---------------------------------------------------------------------------------------------------------------------------------
Cumulative Serial                           1              390         379           400            364            1.125     1.125
Preference Stock II                         2              400         400           402            396            1.125     1.125
$4.50 Convertible                           3              405         405           423 1/4        423 1/4        1.125     1.125
Series 3                                    4              350         250           420            400            1.125     1.125
---------------------------------------------------------------------------------------------------------------------------------

The $4.40 Convertible Series 1 was not actively traded during the first quarter of 1998 and the first and third quarters of 1997. The $4.50 Convertible Series 3 was not actively traded during the fourth quarter of 1998. The prices shown for these quarters represent the range of asked(high) and bid(low) quotations.