Form 10-K405, Exhibit 13
period 1999-12-31
TRW INC
filed 2000-03-17
CIK 100030

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

Sales rose 43 percent to $17 billion compared with 1998 sales of $11.9 billion. Sales in 1998 grew 10 percent from sales of $10.8 billion in 1997. Net earnings and diluted earnings per share for 1999 were $469 million, or $3.80 per share, compared with net earnings of $477 million, or $3.83 per share in 1998. For 1997, the net loss was $49 million, or $.40 per share.

----------------------------------------------------------------------
                             EARNINGS BEFORE        DILUTED EARNINGS
                              INCOME TAXES          (LOSS) PER SHARE
SALES ($ IN BILLIONS)        ($ IN MILLIONS)         ($ PER SHARE)
---------------------        ---------------         -------------
1997    1998  1999           1997  1998  1999      1997   1998  1999
-----------------            ----------------      -----------------
10.8    11.9  17.0           240   746   787      (0.40)  3.83  3.80
----------------------------------------------------------------------

The above comparative net earnings(loss) include the following unusual items. The 1999 results include $55 million after tax, or $.45 per share, for severance and plant closing costs for the automotive restructuring program, a $53 million after tax charge, or $.43 per share, for the cost to discontinue certain products within the warehouse management systems and software security product lines within the Systems & Information Technology segment, $63 million after tax, or $.50 per share, for expenses related to the acquisition of LucasVarity plc (LucasVarity), $85 million, or $.69 per share, for a one-time noncash charge, with no income tax benefit, related to in-process research and development associated with the LucasVarity acquisition, a $51 million after tax charge, or $.41 per share, for the Company's write-off of its investment in ICO Global Communications (Holdings) Limited (ICO), and $28 million after tax, or $.23 per share, for losses on fixed-price contracts, offset in part by gains of $235 million after tax, or $1.90 per share, from asset sales, primarily RF Micro Devices, Inc. (RFMD) common stock. The 1998 results include a $16 million after tax, or $.13 per share, benefit from an adjustment of an interest accrual relating to a tax litigation settlement and a $32 million after tax, or $.25 per share, benefit from the settlement of certain patent litigation, offset in part by $28 million after tax, or $.21 per share, in charges for litigation and contract reserves and severance costs and an $18 million after tax, or $.15 per share, charge for the 1998 automotive restructuring program. The 1997 results include a $548 million,or $4.43 per share, one-time noncash charge, with no income tax benefit, related to in-process research and development associated with the acquisition of BDM International, Inc. (BDM) and a $10 million after tax, or $.08 per share, gain from the sale of a property.

The unusual items in the preceding paragraph are set forth in the following table:

($ in millions except per share data)                     1999                       1998                        1997
                                                   ---------------------      ----------------------      ----------------------
Net Earnings(Loss)                                 Amount      Per Share      Amount       Per Share      Amount       Per Share
--------------------------------------------------------------------------------------------------------------------------------
Severance and plant closing costs                  $  (55)         $(.45)     $ (18)         $  (.15)      $  ---         $   --
Discontinuance of certain
  software products                                   (53)          (.43)       ---              ---          ---             --
Expenses related to the acquisition
  of LucasVarity                                      (63)          (.50)       ---              ---          ---             --
Purchased in-process research
  and development                                     (85)          (.69)       ---              ---         (548)         (4.43)
Write-off of investment                               (51)          (.41)       ---              ---          ---             --
Litigation and contract reserves                      (28)          (.23)       (28)            (.21)         ---             --
Gain from the sale of assets                          235           1.90        ---              ---           10            .08
Interest adjustment from tax
  litigation settlement                               ---            ---         16              .13          ---             --
Settlement of patent litigation                       ---            ---         32              .25          ---             --
--------------------------------------------------------------------------------------------------------------------------------
                                                   $ (100)         $(.81)     $   2          $   .02       $ (538)        $(4.35)
                                                   -----------------------------------------------------------------------------

TRW INC.                                                                      27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The unusual items listed above are included in the Statements of Operations as follows:

($ in millions)
Years ended                                                  1999          1998          1997
-----------------------------------------------------------------------------------------------
Cost of sales                                               $  91         $  52         $  ---
Administrative and selling expenses                            14            13            ---
Purchased in-process research and development                  85            --            548
Interest expense                                                3           (25)           ---
Amortization of goodwill and intangible assets                 75            --            ---
Other (income)expense-net                                    (167)          (49)           (15)
------------------------------------------------------------------------------------------------
Earnings(loss) before income taxes                           (101)            9           (533)
Income tax expense(benefit)                                    (1)            7              5
------------------------------------------------------------------------------------------------
Net earnings(loss)                                          $(100)        $   2         $ (538)
------------------------------------------------------------------------------------------------

Sales in 1999 of $17 billion rose 43 percent from $11.9 billion in 1998 primarily from the acquisition of LucasVarity on March 25, 1999. Sales in 1998 increased from $10.8 billion in 1997 mainly due to the acquisition of BDM in December 1997.

Gross profit of $3,090 million in 1999 increased 42 percent from $2,171 million in 1998, consistent with the increase in sales. Gross profit, as a percentage of sales, was 18.2 percent for 1999 and 18.3 percent for 1998. Gross profit in 1999 included automotive restructuring expenses of $73 million and unusual items, including contract reserves and expenses related to the acquisition of LucasVarity, of $18 million. In addition, the net pension income from a LucasVarity overfunded pension plan added $192 million to gross profit in 1999. Gross profit in 1998 included automotive restructuring expenses of $11 million and litigation and contract reserves and severance costs of $41 million. The gross profit margin in the legacy automotive business declined in 1999 primarily due to production inefficiencies related to the implementation of new manufacturing systems, the start-up and transfer of certain operations to facilities in Mexico and Eastern Europe and declining margins on new business. Legacy refers to the Company's businesses prior to the acquisition of LucasVarity. The gross profit margin in the Systems & Information Technology segment also declined in 1999 due to losses associated with certain commercial contracts. Gross profit increased to $2,171 million in 1998 from $2,005 million in 1997. Gross profit as a percentage of sales declined from 18.5 percent in 1997 to 18.3 percent in 1998. The gross profit margin decline was the result of a decrease in automotive margins offset in part by higher gross profit margins in the aerospace and information systems businesses.

Administrative and selling expenses of $1,150 million in 1999 increased $324 million from $826 million in 1998. The administrative and selling expenses of the LucasVarity businesses added $450 million, but were offset by the cost reductions of $75 million in legacy automotive and $55 million in the legacy aerospace and information systems business. Administrative and selling expenses were $142 million higher in 1998 than 1997 primarily due to the acquisition of BDM.

Research and development expenses of $609 million in 1999 were higher than the $522 million in 1998 primarily due to the addition of the LucasVarity businesses of approximately $135 million, partially offset by reduced spending in the legacy automotive businesses of approximately $30 million and the legacy aerospace and information systems businesses of $15 million. Research and development expenses in 1998 were higher than the $461 million in 1997 mainly due to an increase in spending in both the automotive and aerospace and information systems businesses of approximately $30 million and $20 million, respectively, and the addition of approximately $10 million of research and development expenses of BDM.

Purchased in-process research and development expenses of $85 million in 1999 and $548 million in 1997 resulted from the valuation of LucasVarity and BDM, respectively.

Interest expense of $477 million in 1999 increased $363 million from $114 million in 1998, primarily due to interest on the debt associated with the acquisition of LucasVarity. Interest expense in 1998 was $39 million higher than the $75 million in 1997 due to higher debt levels, resulting from the acquisition of BDM, partially offset by the benefit from an adjustment of an interest accrual of $25 million relating to a tax litigation settlement.

Amortization of goodwill and intangible assets was $195 million in 1999, $43 million in 1998 and $13 million in 1997. The increase of $152 million from 1998 to 1999 primarily resulted from the amortization of intangibles associated with the acquisition of LucasVarity of $74 million and the write-off of intangible assets from the discontinuance of certain warehouse management and software security products in the Systems & Information Technology segment of $75 million. The increase of $30 million from 1997 to 1998 resulted principally from the amortization of intangibles associated with the acquisition of BDM of $23 million.

28                                                                      TRW INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Other (income)expense-net was income of $213 million in 1999, $80 million in 1998 and $16 million in 1997. Included in 1999 were the following items: gains on asset sales, primarily related to RFMD, of $362 million, partially offset by the $79 million write-off of the Company's investment in ICO, which filed for bankruptcy in 1999; amortization of bank fees for the acquisition of LucasVarity of $50 million; and foreign exchange losses relating to LucasVarity of $66 million. Other (income)expense-net for 1998 included a favorable litigation settlement relating to ICO of $49 million.

The effective income tax rate in 1999 was 40.5 percent compared with 36.1 percent in 1998 and 120.3 percent in 1997. Excluding the in-process research and development charges, with no income tax benefit, the effective income tax rates would have been 36.5 percent in 1999 and 36.6 percent in 1997.

In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for years beginning after June 15, 2000. Under this statement, changes in the market value of contracts that hedge anticipated transactions will be deferred and recognized in earnings when realized. The impact of the adoption will be determined by several factors, including the specific hedging instruments in place and their relationships to the hedged items, as well as market conditions as of the date of adoption. Management is in the process of analyzing and assessing the impact of the adoption of SFAS No. 133 on the Company's consolidated results of operations and financial position, but believes that such determination of the effect currently is not meaningful. The Company intends to adopt the statement on January 1, 2001.

Automotive Segments

On March 25, 1999, the Company acquired LucasVarity. The sales and profit before taxes subsequent to that date have been included in the applicable Automotive segment results.

Occupant Safety Systems

(In millions)
Years ended                                 1999    1998    1997
----------------------------------------------------------------
Sales                                     $3,009  $3,042  $3,020
Profit before taxes                          187     257     314
----------------------------------------------------------------

Sales for 1999 of $3,009 million decreased $33 million from $3,042 million in 1998, as increased volume of approximately $235 million was offset by lower pricing and the effects of a strong U.S. dollar of approximately $185 million and $85 million, respectively.

Profit before taxes for 1999 of $187 million decreased from $257 million in 1998. Excluding approximately $10 million of restructuring charges in 1999, profit before taxes decreased approximately $60 million. Lower pricing of approximately $185 million, costs associated with production inefficiencies related to the implementation of a new manufacturing system and the startup and transfer of certain operations to facilities in Mexico, of approximately $30 million and the effects of a strong U.S. dollar of approximately $8 million were offset in part by cost reductions, including general and administrative reductions, of approximately $145 million and increased volume of approximately $15 million.

Sales for 1998 of $3,042 million increased $22 million from $3,020 million in 1997. The higher sales were primarily due to increased volume of $230 million offset in part by lower pricing of approximately $195 million, the effects of a strong U.S. dollar of approximately $20 million and the effect of weakening economic conditions in Brazil and Asia of $5 million.

Profit before taxes for 1998 of $257 million decreased from $314 million in 1997. The decrease was primarily due to lower pricing of $195 million and start-up costs associated with new product launches of $20 million, which were offset in part by cost reductions of approximately $180 million.

Chassis Systems

(In millions)
Years ended                        1999    1998    1997
-------------------------------------------------------
Sales                            $5,077  $2,201  $2,181
Profit before taxes                 299     129     155
-------------------------------------------------------

Sales for 1999 of $5,077 million increased from $2,201 million in 1998, mainly due to the inclusion of LucasVarity of approximately $2,900 million and higher volume of approximately $75 million, which was offset by the effects of a strong U.S. dollar of approximately $100 million.

TRW INC.                                                                     29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Profit before taxes for 1999 of $299 million increased from $129 million in 1998. Excluding 1999 restructuring charges of $60 million and the one-time noncash effect of the LucasVarity inventory adjustment of $16 million, and 1998 restructuring charges of $7 million, profit before taxes increased $239 million. The higher profit before taxes resulted primarily from the inclusion of LucasVarity of approximately $260 million and cost reductions, including general and administrative expense reductions, of approximately $55 million, which were offset partially by lower pricing of approximately $12 million, losses on new product introductions and unfavorable sales mix of $35 million, increased warranty costs of $7 million and an asset impairment write-off of $5 million.

Sales for 1998 of $2,201 million were $20 million higher than the $2,181 million in 1997. The increase resulted primarily from higher volume of approximately $130 million which was offset in part by the effects of a strong U.S. dollar of approximately $60 million, the effect of weakening economic conditions in Brazil and Asia of approximately $40 million and lower pricing of approximately $10 million.

Profit before taxes for 1998 of $129 million was $26 million lower than the $155 million in 1997. The decrease resulted primarily from lower pricing of $10 million, higher research and development costs of approximately $25 million, start-up costs associated with new product launches of $15 million, the effects of unfavorable economic conditions in Brazil and Asia of $15 million and restructuring charges of $7 million, which was offset in part by cost reductions of approximately $90 million.

During January 2000, the sale of Lucas Diesel Systems, including the associated aftermarket operations, was substantially completed. The sales and profit before taxes of the aftermarket operations have been included in the Chassis Systems segment from March 25, 1999, the date of acquisition. The sales and profit before taxes of the aftermarket business included in the Chassis Systems segment results for 1999 were approximately $155 million and $18 million, respectively.

Automotive Electronics

(In millions)
Years ended                                               1999    1998    1997
-------------------------------------------------------------------------------
Sales                                                   $1,632  $1,137  $1,022
Profit before taxes                                        114      73      70
-------------------------------------------------------------------------------


Sales for 1999 of $1,632 million increased $495 million from $1,137 in 1998, primarily due to the inclusion of LucasVarity of approximately $435 million and higher volume of approximately $120 million, offset in part by lower pricing of approximately $30 million and the effects of a strong U.S. dollar of approximately $30 million.

Profit before taxes for 1999 of $114 million increased $41 million from the $73 million in 1998. Restructuring charges included in profit before taxes for 1999 and 1998 were $10 million and $13 million, respectively. Excluding the restructuring charges, profit before taxes increased $38 million primarily due to cost reductions, including lower general and administrative expenses of approximately $90 million and the inclusion of LucasVarity of approximately $30 million, offset in part by lower pricing of $30 million, unfavorable sales mix, including losses on new product introductions and production inefficiencies, of approximately $50 million and the one-time noncash effect of the LucasVarity inventory adjustment of $4 million.

Sales of $1,137 million for 1998 were $115 million higher than the $1,022 million in 1997, primarily due to increased volume of $115 million which was offset in part by lower pricing of approximately $35 million and the effects of a strong U.S. dollar of approximately $5 million.

Profit before taxes for 1998 was $73 million, or $86 million excluding restructuring costs of $13 million, compared to $70 million in 1997. The increase resulted primarily from cost reductions of approximately $70 million, offset in part by lower pricing of approximately $35 million, higher research and development costs of approximately $15 million and start-up costs associated with new product launches of $5 million.

Other Automotive

(In millions)
Years ended                                           1999     1998     1997
------------------------------------------------------------------------------
Sales                                               $1,610  $   821  $   809
Profit before taxes                                    115       84       98
------------------------------------------------------------------------------

Sales for 1999 of $1,610 million increased $789 million from $821 million in 1998, primarily due to the inclusion of LucasVarity of $741 million and higher volume of approximately $75 million, offset in part by the effects of a strong U.S. dollar of approximately $25 million.

30                                                                     TRW INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Profit before taxes for 1999 of $115 million increased $31 million from $84 million in 1998. Restructuring charges included in profit before taxes in 1999 and 1998 were approximately $2 million and $5 million, respectively. Excluding restructuring charges, profit before taxes increased $28 million, due primarily to the inclusion of LucasVarity of approximately $20 million and cost reductions, including general and administrative expense reductions, of $20 million, offset by unfavorable pricing of $7 million and unfavorable product mix and production inefficiencies of approximately $6 million.

Sales for 1998 were $821 million compared to $809 million in 1997. The increase primarily resulted from higher volume of $35 million, offset by lower pricing of approximately $10 million, the effects of a strong U.S. dollar of approximately $5 million and the effect of weakening economic conditions in Brazil and Asia of $5 million.

Profit before taxes of $84 million for 1998 was $14 million lower than the $98 million in 1997. The decrease was due to lower pricing of $10 million, the effects of unfavorable economic conditions in Brazil and Asia of $5 million, and restructuring costs of $5 million, offset in part by cost reductions of approximately $10 million and lower research and development costs of approximately $10 million.

On May 17, 1999, the Company announced plans to divest its engine businesses, which consist of TRW Engine Components and Lucas Diesel Systems operations; TRW Nelson Stud Welding; and the LucasVarity wiring companies. The Company is no longer pursuing the disposition of TRW Engine Components due to market conditions. Sales of the businesses to be divested, included in the Other Automotive segment, were approximately $820 million, $70 million and $65 million for the years ended December 31, 1999, 1998 and 1997, respectively. Profit before taxes for those businesses included in the Other Automotive segment were approximately $30 million in 1999 and $10 million in 1998 and in 1997. The disposition of Lucas Diesel Systems was substantially completed on January 7, 2000. The Company also reached a definitive agreement to sell TRW Nelson Stud Welding, which is expected to close by the end of the first quarter of 2000. During 1999, a wiring business was sold. The sale of the remaining wiring business is expected to be completed by the end of the first quarter of 2000. The disposition of these businesses will affect the sales and profit before taxes of the Other Automotive segment in 2000 from the date of disposition.

Automotive Restructuring

On July 29, 1998, the Company announced actions to enhance the profit margins of the legacy Automotive segments by initiating the following actions: close 10 to 15 percent of the Company's then-existing 137 manufacturing plants; reduce employment by 7,500; eliminate $75 million of selling, general and administrative costs per year; reduce the cost of material through more effective use of global sourcing and purchasing and reduce the number of automotive suppliers by 50 percent; improve productivity by reducing manufacturing costs by at least 25 percent over the next few years through the use of lean manufacturing practices and improved quality; and reduce aggregate capital expenditures by $300 million over the next five years. To implement these changes, the Company expects to record before-tax charges of up to $150 million by the end of 2000. The Company recorded restructuring expenses of $80 million and $24 million for the years ended December 31, 1999 and 1998, respectively. The Company closed six plants during 1999, bringing the total to
11. Five additional plants are currently in the process of closure or sale. The Company reduced employee headcount by more than 4,800 against a goal of 7,500. The Company has also reduced the number of suppliers by approximately 5,000, exceeding the goal. In addition, on an annual basis, $75 million of selling, general and administrative expense reductions have been achieved.

During 1999, the Company approved several restructuring actions to integrate the LucasVarity automotive businesses with the legacy automotive businesses and to dispose of several nonstrategic or inefficient facilities, discontinue production of low-margin products and relocate certain facilities. The Company recorded approximately $27 million of restructuring costs, primarily severance, as part of the purchase price allocation. During 1999, $14 million was used primarily for severance payments and the remaining balance of $13 million is expected to be used during 2000.

The Company is evaluating further restructuring actions in the Chassis Systems and Automotive Electronics segments as LucasVarity becomes integrated with the legacy automotive businesses. Additional restructuring costs may be incurred, some of which may affect the purchase price allocation.

Automotive Outlook

The Company anticipates that North American and Western European automotive and light truck production in 2000 will be down slightly from the 1999 levels. The Company foresees growth in the emerging markets of Central and Eastern Europe and Asia Pacific. Strong price pressure, characteristic of the automotive supply industry, is expected to continue across all product lines. The Company's goal is to mitigate the pricing pressure by restructuring the automotive businesses and by continuing cost reduction efforts.

The Company has invested and continues to invest in products with significant potential growth or technological advantage, such as electrically assisted steering, advanced restraint systems, advanced braking systems, power rack and pinion steering, advanced electronic components and new air bag technologies.

TRW INC.                                                                      31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Aerospace & Information Systems Segments

Space & Electronics

(In millions)
Years ended                                               1999    1998    1997
-------------------------------------------------------------------------------
Sales                                                   $1,870  $1,922  $2,005
Profit before taxes                                        500     266     204
-------------------------------------------------------------------------------

Sales of $1,870 million for 1999 decreased $52 million from the $1,922 million in 1998, primarily due to lower volume on several defense programs nearing completion or completed during the year of approximately $110 million and termination of the SBIRS Low demonstration and validation contract of approximately $100 million, offset in part by sales from new awards, including the start-up in the commercial satellite communication line of business, of $85 million, and higher volume on existing core programs of approximately $75 million.

Profit before taxes for 1999 and 1998 was $500 million and $266 million, respectively. Profit before taxes in 1999 included the following unusual items: gains of $335 million related to RFMD stock and the sale of land of $11 million, partially offset by the write-off of the Company's investment in ICO of $79 million and a charge for a capped cost reimbursable contract for the U.S. Army of $11 million. Profit before taxes in 1998 included the following unusual items: a gain of $49 million from the settlement of certain patent litigation and a $15 million charge for litigation. Excluding these unusual items, profit before taxes increased $12 million in 1999 primarily from improved contract performance.

Sales for 1998 of $1,922 million decreased $83 million from the $2,005 million in 1997 primarily due to lower volume on existing programs of approximately $90 million, offset in part by $45 million from new contract awards.

Profit before taxes for 1998 of $266 million increased from the $204 million in 1997. Without the unusual items in 1998 described above, profit before taxes would have increased $28 million primarily from favorable contract performance of approximately $20 million and profit from new contract awards of approximately $5 million.

Backlog at the end of 1999 was $3 billion, 11 percent higher than the $2.7 billion reported at December 31, 1998. The award of several key programs in both the defense and nondefense markets contributed to the increase. Backlog at December 31, 1999 and 1998, does not include approximately $725 million and $500 million, respectively, of negotiated and priced, but not exercised, options for defense and nondefense programs. The exercise of the options is at the discretion of the customer, and in the case of government contracts, is dependent on future government funding.

Systems & Information Technology

(In millions)
Years ended                                              1999    1998    1997
------------------------------------------------------------------------------
Sales                                                  $2,869  $2,763  $1,794
Profit before taxes                                        86     192     144
------------------------------------------------------------------------------

Sales for 1999 of $2,869 million increased $106 million from the $2,763 million in 1998 primarily due to new business of approximately $125 million and higher volume on existing programs, including space and missile systems contracts, of approximately $190 million. The higher sales were mitigated by lower volume on contracts nearing completion or completed during the year of approximately $150 million, lower volume associated with the discontinued warehouse management product and the decline of the Y2K and enterprise resource planning integration business, of $65 million.

Profit before taxes for 1999 and 1998 was $86 million and $192 million, respectively. Profit before taxes for 1999 included a charge of $82 million to reflect primarily noncash costs for the discontinuance of a certain warehouse management systems business and the sale of a software security product line, and a charge of $33 million for a commercial fixed-price contract, partially offset by $16 million of gains from the sale of certain nonstrategic assets. Profit before taxes for 1998 included charges of $26 million for contract reserves and severance costs relating to the integration of the Company's Systems & Information Technology business with BDM. Excluding these unusual items, profit before taxes for 1999 decreased $33 million, primarily due to losses associated with the discontinued warehouse management product of $11 million and the decline of the Y2K and enterprise resource planning integration business of $14 million.

Sales for 1998 of $2,763 million rose from the $1,794 million in 1997, primarily due to the acquisition of BDM of $885 million and an increase in sales from new contract awards of $245 million, offset in part by a contract modification announced in 1998 and lower volume on existing contracts of approximately $60 million and $110 million, respectively.

32                                                                      TRW INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Profit before taxes for 1998 of $192 million increased from the $144 million in 1997, primarily due to the acquisition of BDM, which contributed $52 million, new contract awards of $15 million and improved program performance of $20 million. The increase in 1998 was offset in part by charges for contract reserves and severance of $26 million.

Backlog increased 19 percent to $3.7 billion at December 31, 1999 from $3.1 billion at the end of 1998. The increase in backlog was primarily due to the award of several key programs in the segment's defense markets. The segment also received key awards in the civil and commercial markets. Backlog at December 31, 1999 and 1998, does not include approximately $4.5 billion and $5.3 billion, respectively, of negotiated and priced, but not exercised, options for defense and nondefense programs. The exercise of the options is at the discretion of the customer and, in the case of government contracts, is dependent on future government funding.

Space & Electronics and Systems & Information Technology Segments' Outlook

Government funding for contracts in the Space & Electronics and the Systems & Information Technology segments is expected to remain stable while certain contracts remain fiscally constrained. However, increased defense, intelligence, telecommunication and information technology spending is expected to have a favorable impact on many of the segments' major contracts and core businesses. The Company does not anticipate any significant unfavorable operational effects related to program terminations or budget reallocations. The continuing focus on diversification of the segments' sales mix has led to civil, state, commercial and international contracts, that further position the segments for growth. The Company believes that the diversity of its programs helps mitigate the Company from both funding fluctuations and the economic uncertainty of global markets. The segments remain focused on investing in new technologies, bidding and winning new contracts and continuing to provide outstanding products and services to customers.

Aeronautical Systems

(In millions)
Years ended                                                  1999   1998   1997
-------------------------------------------------------------------------------
Sales                                                       $ 902  $ ---  $ ---
Profit before taxes                                           123    ---    ---
-------------------------------------------------------------------------------

Sales and profit before taxes for the Aeronautical Systems segment of $902 million and $123 million, respectively, are attributable entirely to the sales and profit before taxes of the LucasVarity aerospace business from March 25, 1999, the date of acquisition, through December 31, 1999, including two additional acquisitions during 1999. The sales included in the segment of the businesses acquired were approximately $45 million.

The Company recorded approximately $13 million for severance and other costs to close certain facilities. The cost was included in the purchase price allocation and reported in other accruals. During 1999 the reserve was reduced by $9 million for severance and lease termination costs. The balance of $4 million at December 31, 1999, will be used primarily for severance payments in 2000.

Due to the Aeronautical Systems segment's position on the growing Airbus platforms, sales of original equipment are expected to be sustained despite an overall reduction in deliveries of large airliners from their peak in 1999. The demand for aftermarket repair and overhaul services and related replacement parts will continue to be sustained by modest growth in airline traffic. Price pressure is expected to continue but is expected to be mitigated by continued operational improvements.

Acquisitions

LucasVarity

On March 25, 1999, the Company acquired LucasVarity for approximately $6.8 billion in cash and assumed net debt. The acquisition was accounted for as a purchase. The preliminary purchase price allocation resulted in an $85 million charge to earnings, with no income tax benefit, for the fair value of acquired in-process research and development (IPR&D) that had not reached technological feasibility and had no future alternative use, $504 million for identifiable intangible assets including intellectual property and workforce, and incremental fair value adjustments of approximately $1.5 billion for a prepaid pension asset, primarily from an overfunded pension plan, $200 million for the valuation of fixed rate debt, and an increase of $30 million and $143 million for the valuation of inventory and fixed assets, respectively.

The fair value of IPR&D was determined by an independent valuation using the income approach under the proportional method. The following projects were included in the valuation: next generation caliper of $26 million, next generation anti-lock braking systems (ABS) of $23 million, aerospace engine controls of $18 million, electro hydraulic braking of $12 million and electrical parking brake of $6 million. The fair value of identifiable intangibles was also determined by an independent valuation primarily

TRW INC.                                                                      33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

using the income approach. A risk adjusted discount rate of 18 percent representing the cost of capital and a premium for the risk was used to discount the projects' cash flows. Operating margins were assumed to be similar to historical margins of similar products. The size of the applicable market was verified for reasonableness with outside research sources. The projects were in various stages of completion ranging from approximately 40 to 80 percent complete as of the valuation date. The stage of completion for each project was estimated by evaluating the cost to complete, complexity of the technology and time to market. The projects are anticipated to be completed by 2002. The estimated cost to complete the projects was $65 million.

As of December 31, 1999, the next generation caliper project was completed. The Company currently anticipates that the remainder of the projects will be successfully developed as budgeted for both the estimated cost and time of completion. Any delay or cancellation of the projects would not have a material adverse impact on the results of operations or the financial condition of the Company.

Restructuring costs, primarily severance, included in the purchase price allocation were approximately $47 million. The reserve was established for facility consolidations, relocation of certain facilities, elimination of the LucasVarity corporate facilities and divestiture of nonstrategic or inefficient facilities in the automotive and aerospace businesses. The balance at December 31, 1999, reported in other accruals, was $18 million and will be used primarily for severance payments during 2000.

The financial effect of LucasVarity has been accretive to the financial results of the Company for 1999.

Astrolink LLC

During 1999, the Company announced that it would invest $255 million in Astrolink LLC, a strategic venture initiated by Lockheed Martin, of which the Company invested $83 million in 1999. In addition to the Company's investment, Lockheed Martin Global Telecommunications will invest $400 million, Telespazio, a Telecom Italia Group Company, will invest $250 million and Liberty Media Group will invest $425 million. Astrolink has commitments for $1.3 billion in equity, which is substantially all of Astrolink's targeted equity. With this funding, Astrolink commenced construction of a satellite-based network that will enable it to provide on-demand, wireless broadband data communication services on a global basis.

Astrolink will focus on the high growth area of broadband multimedia, offering high-speed, high-quality, flexible, global bandwidth-on-demand services to large corporate customers and other consumers. The Company will build Astrolink's satellite communication payloads. These payloads will be sophisticated, orbiting switches designed to receive data signals in individually addressed packets from multiple ground cells, route the data, and transmit the data to the appropriate ground cell based on the destination address. In addition, the Company payloads will allow Astrolink to offer its customers "bandwidth-on-demand," the ability to use, and pay for, only the bandwidth they actually need, avoiding the higher cost of a dedicated connection with a fixed amount of bandwidth. The Company also has the opportunity to be an Astrolink service provider.

BDM International, Inc.

On December 24, 1997, the Company acquired the stock of BDM for cash of $880 million plus assumed net debt of $85 million. With the acquisition of BDM, the Company attempted to gain greater capability to serve the fast-growing market for government information technology as well as the very large, high-growth commercial information technology market. The acquisition was accounted for as a purchase with the purchase price allocated to the net assets acquired based on their fair values and to costs for employee severance of $8 million. During 1998, the reserve balance was used for severance payments. The purchase price allocation resulted in a $548 million charge to earnings, with no income tax benefit, for the fair value of acquired in-process research and development that had not reached technological feasibility and had no future alternative use, $152 million of identifiable intangible assets, including core and developed technology, workforce and trade name and goodwill of $205 million. The intangible assets are being amortized over an average period of 15 years.

The fair values of in-process research and development and identifiable intangible assets were determined by an independent valuation using the income approach. Eight commercial projects were included in the valuation. The major projects included: a commercial market adaptation of core network security to achieve the highest level of network security of $201 million; a Web-enabled and substantially enhanced warehouse and distribution management project of $199 million; and a module to enhance certain applications to become compliant with the single European currency for a particular software of $69 million.

Due to the high level of risk associated with the successful development of the projects arising from competition, shift in the market, technological feasibility or timeliness to market, discount rates between 25 percent and 30 percent were used to discount the projects' cash flows. Operating margins were assumed to be similar to historical margins of similar products. The market size was verified for reasonableness with outside research sources. The projects were in various stages of completion, ranging from approximately one-third to two-thirds, as of the valuation date. The stage of completion for each project was estimated by evaluating the complexity of the technology, time to market and the cost. Substantially all of the projects were expected to be complete by the end of 1999.

34                                                                     TRW INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

During the fourth quarter 1999, the Company made a decision to discontinue the development of the Web-enabled warehouse and distribution project due to competitive pressures in the warehouse and distribution market resulting from a competitor's new systems approach enabling these systems to be implemented in a modular approach. This modular approach offered nearly similar functionality at a lower cost and with reduced implementation risk to the customer. Also during the fourth quarter 1999 the Company made a decision to discontinue the sale of the network security product due to changes in the market for this product. Four key factors contributed to the change in the Company's addressable market for this product: the constraints due to hardware adaptability; the lack of current interest in the commercial market for high-end capability which would command a premium price; the fact that a number of competitive products had become available; and the increase in Internet traffic resulting in former smaller sites growing to larger sites that require different technology.

The research and development of the European currency project was divested in November 1998 as part of a transaction that included the sale of the Company's assets in its enterprise resource planning software distribution business in the United Kingdom and the Netherlands. As part of the agreement, the Company received $20 million in cash for its related assets, $1.4 million for completion of the development of the European currency project and was named a global systems integrator for all of the acquirer's products. The assets were sold at book value; thus, no gain or loss was recognized in the statement of operations. Also, the acquirer became a distributor for two of the Company's developed software applications.

Although circumstances associated with the three major projects changed substantially subsequent to the valuation, none of these facts or circumstances were known, contemplated or contingent as of the date the valuation was completed in January 1998.

The Company has re-evaluated the carrying values of the identifiable intangible assets recorded as part of the purchase price for impairment, and based on the decisions in the fourth quarter 1999 to discontinue certain products within the warehouse management systems and software security product lines, the Company recorded a charge to write-down the carrying value of identifiable intangibles by $75 million. The Company re-evaluated the carrying value of the remaining identifiable intangible assets of $58 million as of December 31, 1999 for impairment and has concluded that the carrying values of the identifiable intangible assets will be recovered.

The financial effect of BDM was relatively neutral to the Company's 1998 earnings. Excluding the write-off of identifiable intangibles of $75 million, the estimate of BDM earnings was dilutive in 1999 due to losses on the products discontinued during the fourth quarter. A major portion of the business associated with the value determined by the purchase price allocation, accounting for approximately 65 percent of the total purchase price, will not be implemented into the Company's current business.

Air Bag and Steering Wheel Businesses of Magna International

During 1997, the Company acquired an 80 percent equity interest in the air bag and steering wheel businesses of Magna International for cash of $415 million plus assumed net debt of $50 million. The remaining 20 percent of Magna International was acquired in 1998 for cash of $102 million. These businesses supply air bag modules, inflators, propellants, steering wheels and other related automotive components. The acquisitions were accounted for as a purchase; accordingly, the combined purchase price has been allocated to the net assets acquired based on their estimated fair values and to costs for certain restructuring actions, primarily plant closing and severance costs of $40 million. As of December 31, 1999 and 1998, the balance of the restructuring reserve, included in other accruals, was $6 million and $18 million, respectively. During 1999, the reserve was reduced by $6 million due to a decision not to close one manufacturing facility and by $6 million primarily for severance payments. During 1998, $6 million was used for severance payments, $7 million for plant closure costs and the reserve was reduced by $9 million due to a change in estimate for severance payments. The remaining reserve will be used primarily for severance and plant closure costs in 2000. Goodwill was $330 million and is being amortized over 40 years.

See the "Acquisitions" note to Financial Statements for further discussion of the acquisitions of LucasVarity, BDM and the air bag and steering wheel businesses of Magna International.

International Operations

International sales were $7.7 billion, or 45 percent of the Company's sales in 1999; $4.5 billion, or 38 percent in 1998; and $4.4 billion, or 40 percent of sales in 1997. U.S. export sales included in those amounts were $1,039 million in 1999, $674 million in 1998 and $732 million in 1997. The increase in international and U.S. export sales in 1999 was due primarily to the LucasVarity acquisition. Most of the Company's non-U.S. operations are included in the Systems & Information Technology, Aeronautical Systems and the four Automotive segments and are located primarily in Europe, Mexico, Canada, Brazil and the Asia Pacific region. The Company's non-U.S. operations are subject to the usual risks that may affect such operations; however, most of the assets of its non-U.S. operations are in countries where the Company believes such risks to be minimal.

TRW INC.                                                                      35

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Liquidity and Financial Position

Cash flow from operations in 1999 of $1,522 million, additional borrowings of $5,455 million and proceeds from the sale of nonstrategic assets of $432 million were used primarily for acquisitions of $6,095 million, capital expenditures of $865 million, dividend payments of $160 million and other items of $144 million. As a result, cash and cash equivalents increased $145 million. Cash flow from operations in 1998 of $661 million and additional borrowings of $522 million were used primarily for capital expenditures for property, plant and equipment and other intangible assets of $625 million, acquisitions of $249 million, purchases of the Company's common stock of $184 million, of which $5 million was for the settlement of shares purchased in 1997, and dividend payments of $154 million.

Net debt (short-term debt, the current portion of long-term debt and long-term debt, less cash and cash equivalents) was $8.3 billion at December 31, 1999, compared to $2.1 billion and $1.6 billion at December 31, 1998 and December 31, 1997, respectively. The ratio of net debt to total capital (net debt, minority interests and shareholders' investment) was 75 percent, 52 percent and 48 percent at December 31, 1999, 1998 and 1997, respectively. The percentage of fixed rate debt to total debt was 46 percent and 52 percent at the end of 1999 and 1998, respectively.

Capital expenditures for property, plant and equipment and other intangible assets, primarily internal-use software, were $865 million in 1999, $625 million in 1998 and $571 million in 1997. The Company will maintain a capital program with estimated capital expenditures for 2000 totaling approximately $875 million. Approximately two-thirds of these expenditures will be invested in the Automotive segments and one-third in the Aerospace & Information Systems segments. The Company will continue to invest in its Automotive segments' growth businesses, including electrically assisted steering, advanced restraint systems, advanced braking systems, power rack and pinion steering and advanced electronic components. The Aerospace & Information Systems segments' expenditures will be used to support major new contract awards and the existing businesses, as well as research and development of next-generation technologies.

The Company received fully underwritten financing for the acquisition of LucasVarity in the form of a $7.4 billion two-tranche credit agreement. Tranche one of $3.7 billion expired December 31, 1999 and tranche two of $3.7 billion was cancelled by the Company in 2000.

During the first quarter of 1999, the Company amended the terms of its $750 million multi-year and $745 million U.S. revolving credit agreements and its $250 million multicurrency revolving credit agreement to change key terms and conditions to conform to the terms of the $7.4 billion agreement. In addition, the expiration date of the $745 million agreement was extended to January 26, 2000. The Company terminated each of these agreements simultaneous with the establishment of its new agreements in January 2000.

On January 25, 2000, the Company established two committed revolving credit agreements in an aggregate amount of $3.3 billion with 29 banks. The first agreement for $2.3 billion will expire on January 23, 2001 with an option to extend the maturity of outstanding borrowings at that time to January 23, 2002. The second agreement for $1 billion will expire on January 25, 2005. The interest rates under the agreements are either the prime rate or a rate based on the London Interbank Offered Rate (LIBOR), at the option of the Company.

During the second quarter of 1999, the Company refinanced $3.4 billion of short-term debt by issuing notes and debentures with $575 million Floating Rate Notes due 2000, based on a three-month LIBOR, $425 million 6.45% Notes due 2001, $400 million 6.5% Notes due 2002, $700 million 6.625% Notes due 2004, $750 million 7.125% Notes due 2009 and $550 million 7.75% Debentures due 2029. The Company's effective obligation on the $425 million 6.45% Notes due 2001 was simultaneously changed to a floating rate based on a three-month LIBOR through the execution of a $425 million interest rate swap.

During the third quarter of 1999, the Company refinanced commercial paper by entering into $100 million of bank borrowings due September 2000. The interest rate under the agreement is a floating rate based on a three-month LIBOR.

At December 31, 1999, $1 billion of short-term obligations were reclassified to long-term obligations as the Company intends to refinance the obligations on a long-term basis and has the ability to do so under its existing credit agreements.

The Company established a $2.5 billion Universal Shelf Registration Statement during 1999 with the entire amount remaining available at December 31, 1999. Securities that may be issued under this shelf registration statement include debt securities, common stock, warrants to purchase debt securities, warrants to purchase common stock, stock purchase contracts and stock purchase units.

As a result of the debt incurred for the LucasVarity acquisition, ratings on the Company's short and long-term debt were lowered. Moody's Investors Service has rated the Company's commercial paper at P-2 and senior unsecured debt at Baa1. Standard & Poor's has rated the Company's commercial paper at A-2 and senior unsecured debt at BBB. These rating changes have not had a material impact on the Company's ability to raise funds in the capital markets.

36                                                                    TRW INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Subsequent to the acquisition of LucasVarity, the Company established a goal of reducing its net debt by approximately $2.5 billion by the end of 2000. As of December 31, 1999, net debt had been reduced by over $1 billion from the level immediately after the acquisition of LucasVarity. Additional debt reduction will be achieved through operating cash flow, working capital improvements, sale of noncore businesses, disposal of nonrevenue producing assets and management of expenditures.

During 1999, the Company sold shares of RFMD for $329 million, of which $302 million was received in cash in 1999. The additional $27 million was received in January 2000. At December 31, 1999, the Company owned approximately 14.2 million shares representing approximately 18 percent of the outstanding common stock. The fair value of the Company's investment in RFMD at December 31, 1999, was approximately $1 billion and has been reflected in the balance sheet of the Company in investments in affiliated companies.

On January 7, 2000, the sale of Lucas Diesel Systems for approximately $875 million was substantially completed. On January 13, 2000, the Company reached a definitive agreement to sell TRW Nelson Stud Welding which is expected to be completed by the end of the first quarter of 2000. During 1999, a wiring business was sold for approximately $45 million. The sale of the remaining wiring business is expected to be completed during the first quarter of 2000.

At December 31, 1999, the Company had a working capital deficiency of approximately $1.5 billion primarily due to the issuance of debt incurred to purchase LucasVarity. Management believes that sufficient resources, from funds generated by operations, dispositions and existing borrowing capacity, are available to maintain liquidity.

The Company is subject to inherent risks attributed to operating in a global economy. It is the Company's policy to utilize derivative financial instruments to manage its interest rate and foreign currency exchange rate risks. When appropriate, the Company uses derivatives to hedge its exposure to short-term interest rate changes as a lower cost substitute for the issuance of fixed-rate debt and as a means of securing long-term, floating-rate debt. Also, the Company may use interest rate agreements in the management of interest rate exposure on debt issuances. The Company manages cash flow transactional foreign exchange risk pursuant to a written corporate policy. Forward contracts and, to a lesser extent, options are utilized to protect the Company's cash flow from adverse movements in exchange rates.

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

Based on the Company's interest rate exposure on variable rate borrowings at December 31, 1999, including fixed-rate borrowings exposed due to an interest rate swap, a one-percentage-point increase in the average interest rate on the Company's variable rate borrowings would increase future interest expense by approximately $47 million per year. Based upon the Company's interest rate exposure with regard to a forward starting interest rate swap outstanding at December 31, 1999, a 10 percent increase in fixed interest rates would result in a $5 million loss in fair value. Based on the Company's exposure to foreign currency exchange rate risk resulting from derivative foreign currency instruments outstanding at December 31, 1999, a 10 percent uniform strengthening in the value of the U.S. dollar relative to the currencies in which those derivative foreign currency instruments are denominated would result in a $72 million loss in fair value.

The Company's sensitivity analyses of the effects of changes in interest rates and foreign currency exchange rates do not reflect the effect of such changes on the related hedged transactions or on other operating transactions. The Company's sensitivity analyses of the effects of changes in interest rates and foreign currency exchange rates do not factor in a potential change in the level of variable rate borrowings or derivative instruments outstanding that could take place if these hypothetical conditions prevailed.

Management believes the Company's current financial position and financing arrangements allow flexibility in worldwide financing activities and permit the Company to respond to changing conditions in credit markets. Management believes that funds generated from operations, divestitures and existing borrowing capacity are adequate to fund debt service requirements, capital expenditures, working capital including tax requirements, company-sponsored research and development programs and dividend payments to shareholders.

TRW INC.                                                                     37

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Contingencies

TRW Vehicle Safety Systems Inc., a wholly-owned subsidiary of the Company, reported to the Arizona Department of Environmental Quality, or ADEQ, in 1997, potential violations of the Arizona hazardous waste law at its Queen Creek, Arizona facility for the possible failure to properly label and dispose of wastewater that might be classified as hazardous waste. ADEQ, the United States Environmental Protection Agency, the United States Department of Justice and the Arizona State Attorney General are conducting civil and criminal investigations into these potential violations and the Company is cooperating with these investigations. If proceedings were to be initiated against the Company with respect to such matters, the Company could be liable for penalties and fines and other relief. The Company is currently engaged in settlement discussions with state and federal officials. The Company is not able to predict the outcome of these discussions at this time.

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

Refer to the "Contingencies" note to Financial Statements for further discussion of these matters.

Year 2000

A company-wide Year 2000 (Y2K) compliance program was implemented to determine Y2K issues and assure Y2K compliance. The Company's Y2K compliance program also encompassed the Y2K program of LucasVarity. The compliance program had four major areas: internal computer systems, factory floor systems, supplier and service management and products and contracts.

The Company did not experience any material disruption due to Y2K in any of its facilities or operations, and business resumed as planned after the millennium rollover. Since January 1, 2000, the Company has not experienced and does not expect any significant impact on its operations as a result of Y2K. The Company is not aware of any Y2K problems with its customers or suppliers. In the event that such Y2K issues should arise, contingency plans developed for Y2K or business continuity plans, as appropriate, would be utilized.

The total cost of the Company's Y2K compliance program, including the cost of LucasVarity from the date of acquisition, is estimated to be $180 million and includes $101 million for capitalizable costs and $79 million of costs that are being expensed as incurred. The Company has expensed approximately $77 million and capitalized $101 million to date.

Euro Conversion

On December 31, 1998, certain member countries of the European Union irrevocably fixed the conversion rates between their national currencies and a common currency, the "Euro," which became their legal currency on January 1, 1999. The participating countries' former national currencies will continue to exist as denominations of the Euro until January 1, 2002.

The Company evaluated the business implications of conversion to the Euro, including the need to adapt internal systems to accommodate Euro-denominated transactions, including receipts and payments, the competitive implications of cross-border price transparency and other strategic implications. The Company established a Euro project team to manage changes required to conduct its business operations in compliance with Euro-related regulations. The Company's exposure to foreign currency risk and the related use of derivative contracts to mitigate that risk is expected to be reduced as a result of conversion to the Euro.

The Company does not expect the conversion to the Euro to have a material effect on its financial condition or results of operations.

38                                                                      TRW INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Forward-Looking Statements

Statements in this filing that are not statements of historical fact may be forward-looking statements. In addition, from time to time, the Company and its representatives make statements that may be forward-looking. All forward-looking statements involve risks and uncertainties. This section provides readers with cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause the Company's actual results to differ materially from those contained in forward-looking statements made in this filing or otherwise made by, or on behalf of, the Company.

The following are some of the factors that could cause actual results to differ materially from estimates contained in the Company's forward-looking statements:

The Company's consolidated results could be affected by: unanticipated events and circumstances that may occur and render the Company's acquisition of LucasVarity less beneficial to the Company than anticipated; intense competition in our markets that make it impossible to guarantee that the Company will achieve the expected financial and operating results and synergies from the acquisition of LucasVarity; the ability of the Company to integrate LucasVarity into its operations and thereby achieve the anticipated cost savings and be in a position to take advantage of potential growth opportunities; the ability to continue technical innovation and the development of and demand for new products and contract awards; pricing pressures from customers; the ability to reduce the level of outstanding debt from cash flow from operations and the proceeds from asset dispositions; the introduction of competing products or technology by competitors; the availability of funding for research and development; the ability to meet performance and delivery requirements on systems for customers; the economic, regulatory and political instability of Brazil, Asia and certain emerging countries; and the ability to attract and retain skilled employees with high-level technical competencies.

The Company's automotive businesses also could be affected by: the ability to effectively implement the Company's automotive restructuring program and improve automotive margins; changes in consumer debt levels and interest rates; the cyclical nature of the automotive industry; moderation or decline in the automobile build rate; work stoppages; customer recall and warranty claims; product liability issues; and changes to the regulatory environment regarding automotive safety.

The Company's aerospace and information systems businesses also could be affected by: the level of defense funding by the government; the termination of existing government contracts; and the ability to develop and market products and services for customers outside of the traditional aerospace and information systems markets.

The above list of important factors is not exclusive. We caution that any forward-looking statement reflects only the beliefs of the Company or its management at the time the statement is made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.




--------------------------------------------------------------------------------
Aerospace & Information Systems Business - Defense and Intelligence Systems

The following information is being provided in response to shareholder requests for additional information regarding the Company's Aerospace & Information Systems business. TRW's skills and resources are an integral part of the nation's defense and intelligence communities. TRW is a world-class integrator of complex, mission-critical ground and space communication systems enabling the exploitation of massive data streams from spaceborne assets. Space-based missile warning and communications systems are integral to the nation's strategic posture and real-time imagery is critical to tactical battlefield commanders. The Company believes that its participation in these and other defense projects has contributed both to global peace and to the protection of our armed forces, while providing jobs for employees and contributions to shareholder value. The Company believes its participation in these projects is entirely consistent with the highest standards of legal and ethical conduct.

The Aerospace & Information Systems business has diversified into non-Department of Defense contracts. In 1999, 47 percent of the business' sales were from non-Department of Defense customers. This compares to 38 percent in 1998. The Company's Aerospace & Information Systems business spent approximately $1.6 billion in research and development in 1999, of which $1.2 billion was government funded.

TRW INC.                                                                      39

MANAGEMENT & AUDITORS' REPORT


REPORT OF MANAGEMENT

Management of TRW is responsible for the preparation of the accompanying consolidated financial statements of the Company and its subsidiaries. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States and include the estimates and judgments of management. The financial statements have been audited by Ernst & Young LLP, independent auditors, whose report appears below.

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

TRW has an audit committee composed of four independent Directors who are not members of management. The committee meets regularly with management, the internal auditors and the independent auditors in connection with its review of matters relating to the Company's financial statements, the Company's internal audit program, the Company's system of internal accounting controls and the services of the independent auditors. The committee also meets with the internal auditors as well as the independent auditors, without management present, to discuss appropriate matters. The committee also recommends to the Directors the appointment of the independent auditors.


/s/ Joseph T. Gorman        /s/ Carl G. Miller             /s/ Thomas A. Connell

Joseph T. Gorman            Carl G. Miller                 Thomas A. Connell
Chairman and                Executive Vice President and   Vice President and
Chief Executive Officer     Chief Financial Officer        Corporate Controller

January 21, 2000

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Shareholders and Directors, TRW Inc.

We have audited the accompanying consolidated balance sheets of TRW Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, cash flows and changes in shareholders' investment for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TRW Inc. and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

Ernst & Young LLP
Cleveland, Ohio
January 21, 2000

40                                                                      TRW INC.

FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS

TRW Inc. and subsidiaries
(In millions except per share data)
Years ended December 31                             1999        1998        1997
--------------------------------------------------------------------------------
Sales                                            $16,969     $11,886     $10,831
Cost of sales                                     13,879       9,715       8,826
--------------------------------------------------------------------------------
Gross profit                                       3,090       2,171       2,005

Administrative and selling expenses                1,150         826         684
Research and development expenses                    609         522         461
Purchased in-process research and development         85          --         548
Interest expense                                     477         114          75
Amortization of goodwill and intangible assets       195          43          13
Other (income)expense-net                           (213)        (80)        (16)
--------------------------------------------------------------------------------
Earnings before income taxes                         787         746         240
Income taxes                                         318         269         289
--------------------------------------------------------------------------------
Net earnings(loss)                               $   469     $   477     $   (49)
--------------------------------------------------------------------------------

Per share of common stock
Diluted earnings(loss) per share                 $  3.80     $  3.83     $  (.40)
Basic earnings(loss) per share                      3.87        3.93        (.40)
Dividends declared                                  1.32        1.28        1.24
--------------------------------------------------------------------------------

See notes to financial statements.

TRW INC.                                                                      41

FINANCIAL STATEMENTS

BALANCE SHEETS

TRW Inc. and subsidiaries
(In millions)
December 31                                                                                          1999       1998
--------------------------------------------------------------------------------------------------------------------
Assets
Current assets
 Cash and cash equivalents                                                                        $   228    $    83
 Accounts receivable (net of allowances of $54 million in 1999 and $33 million in 1998)             2,480      1,721
 Inventories
   Finished products and work in-process                                                              612        316
   Raw materials and supplies                                                                         427        300
--------------------------------------------------------------------------------------------------------------------
 Total inventories                                                                                  1,039        616
 Prepaid expenses                                                                                     202        104
 Net assets of acquired businesses held for sale                                                      827         --
 Deferred income taxes                                                                                423        179
--------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                5,199      2,703
Property, plant and equipment-on the basis of cost
 Land                                                                                                 139        119
 Buildings                                                                                          1,973      1,706
 Machinery and equipment                                                                            5,914      4,779
--------------------------------------------------------------------------------------------------------------------
                                                                                                    8,026      6,604
 Less accumulated depreciation and amortization                                                     4,132      3,921
--------------------------------------------------------------------------------------------------------------------
Total property, plant and equipment-net                                                             3,894      2,683
Intangible assets
 Goodwill                                                                                           3,743        850
 Other intangible assets                                                                              948        360
--------------------------------------------------------------------------------------------------------------------
                                                                                                    4,691      1,210
 Less accumulated amortization                                                                        360        143
--------------------------------------------------------------------------------------------------------------------
Total intangible assets-net                                                                         4,331      1,067
Investments in affiliated companies                                                                 1,185        243
Long-term deferred income taxes                                                                        --         33
Other notes and accounts receivable                                                                   257        227
Prepaid pension cost                                                                                2,876        171
Other assets                                                                                          524        213
--------------------------------------------------------------------------------------------------------------------
                                                                                                  $18,266    $ 7,340
                                                                                                 -------------------
Liabilities and shareholders' investment
Current liabilities
 Short-term debt                                                                                  $ 2,444    $   839
 Accrued compensation                                                                                 468        377
 Trade accounts payable                                                                             1,638        964
 Other accruals                                                                                     1,277        633
 Dividends payable                                                                                     40         40
 Income taxes                                                                                         104        137
 Current portion of long-term debt                                                                    758         30
--------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                           6,729      3,020

Long-term liabilities                                                                               1,991        995
Long-term debt                                                                                      5,369      1,353
Deferred income taxes                                                                               1,352         --
Minority interests in subsidiaries                                                                    113         94

Shareholders' investment
  Serial Preference Stock II (involuntary liquidation $6 million in 1999 and $7 million in 1998)       --         --
  Common stock (shares outstanding 122 million in 1999 and 119.9 million in 1998)                      76         75
  Other capital                                                                                       465        457
  Retained earnings                                                                                 2,312      2,021
  Treasury shares-cost in excess of par value                                                        (549)      (637)
  Accumulated other comprehensive income(loss)                                                        408        (38)
--------------------------------------------------------------------------------------------------------------------
Total shareholders' investment                                                                      2,712      1,878
--------------------------------------------------------------------------------------------------------------------
                                                                                                  $18,266    $ 7,340
                                                                                                 -------------------

See notes to financial statements.

42                                                                      TRW INC.

FINANCIAL STATEMENTS

STATEMENTS OF CASH FLOWS
TRW Inc. and subsidiaries
(In millions)
Years ended December 31                               1999       1998       1997
--------------------------------------------------------------------------------
Operating activities
 Net earnings(loss)                                $   469    $   477    $   (49)
 Adjustments to reconcile net earnings(loss) to
  net cash provided by operating activities
    Purchased in-process research and development       85         --        548
    Asset write-off                                    153         --         --
    Gain on sale of nonoperating assets               (332)        --         --
    LucasVarity pension income                        (192)        --         --
    Depreciation and amortization                      850        566        490
    Deferred income taxes                              233       (223)       116
    Other-net                                          104          8         10
 Changes in assets and liabilities, net of
  effects of businesses acquired or sold
    Accounts receivable                                 86        (27)        32
    Inventories                                        115        (46)       (23)
    Trade accounts payable                              --         74         (3)
    Prepaid expenses and other liabilities            (157)      (174)      (166)
    Other-net                                          108          6         (1)
--------------------------------------------------------------------------------
Net cash provided by operating activities            1,522        661        954

Investing activities
 Acquisitions, net of cash acquired                 (6,095)      (249)    (1,270)
 Capital expenditures including other intangibles     (865)      (625)      (571)
 Net proceeds from divestitures                        432         14         --
 Other-net                                            (186)         3         24
--------------------------------------------------------------------------------
Net cash used in investing activities               (6,714)      (857)    (1,817)

Financing activities
 Increase(decrease) in short-term debt               1,486       (167)       912
 Proceeds from debt in excess of 90 days             6,245      1,086        113
 Principal payments on debt in excess of 90 days    (2,276)      (397)       (89)
 Dividends paid                                       (160)      (154)      (154)
 Acquisition of common stock                            --       (184)      (247)
 Other-net                                              40         26         41
--------------------------------------------------------------------------------
Net cash provided by financing activities            5,335        210        576
Effect of exchange rate changes on cash                  2         (1)       (29)
--------------------------------------------------------------------------------
Increase(decrease) in cash and cash equivalents        145         13       (316)
Cash and cash equivalents at beginning of year          83         70        386
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year           $   228    $    83    $    70
--------------------------------------------------------------------------------

Supplemental Cash Flow Information
Interest paid (net of amount capitalized)          $   456    $   133    $    76
Income taxes paid (net of refunds)                     168        391         78
--------------------------------------------------------------------------------

For purposes of the Statements of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

See notes to financial statements.

TRW INC.                                                                      43

FINANCIAL STATEMENTS

STATEMENTS OF CHANGES IN SHAREHOLDERS' INVESTMENT

                                                    Serial                                              Accumulated
                                                Preference                                                    Other          Total
TRW Inc. and subsidiaries                         Stock II   Common     Other   Retained   Treasury   Comprehensive   Shareholders'
(In millions)                                   Series 1&3    Stock   Capital   Earnings     Shares    Income(Loss)     Investment
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                        $    1   $   80    $  437     $1,980     $ (354)         $   45         $2,189
----------------------------------------------------------------------------------------------------------------------------------
Net earnings(loss) - 1997                                                            (49)                                      (49)
Other comprehensive income(loss)
 Translation loss, net of tax of $7 million                                                                    (177)          (177)
 Unrealized gain on securities,
   net of tax of $6 million                                                                                      12             12
                                                                                                                            ------
Total comprehensive income(loss)                                                                                              (214)

Dividends declared
 Preference                                                                           (1)                                       (1)
 Common ($1.24 per share)                                                           (152)                                     (152)
ESOP funding                                                                                      2                              2
Purchase and sale of shares and other                            (2)       13                  (262)                          (251)
Shares sold under stock options                                                                  51                             51
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                             1       78       450      1,778       (563)           (120)         1,624
----------------------------------------------------------------------------------------------------------------------------------
Net earnings - 1998                                                                  477                                       477
Other comprehensive income(loss)
 Translation gain, net of tax of $3 million                                                                      75             75
 Unrealized gain on securities,
   net of tax of $10 million                                                                                     18             18
 Minimum pension liability,
   net of tax of $5 million                                                                                     (11)           (11)
                                                                                                                            ------
Total comprehensive income(loss)                                                                                               559

Dividends declared
 Preference                                                                           (1)                                       (1)
Common ($1.28 per share)                                                            (154)                                     (154)
Purchase and sale of shares and other                   (1)      (3)        7          3       (181)                          (175)
Credits (charges) from issuance
 of treasury shares                                                                  (82)        82                             --
Shares sold under stock options                                                                  25                             25
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                            --       75       457      2,021       (637)            (38)         1,878
----------------------------------------------------------------------------------------------------------------------------------
Net earnings - 1999                                                                  469                                       469
Other comprehensive income(loss)
 Translation loss, net of tax of $15 million                                                                   (121)          (121)
 Unrealized gain on securities,
   net of tax of $305 million                                                                                   566            566
 Minimum pension liability, net of tax                                                                            1              1
                                                                                                                            ------
Total comprehensive income(loss)                                                                                               915

Dividends declared
 Preference                                                                           (1)                                       (1)
 Common ($1.32 per share)                                                           (160)                                     (160)
ESOP funding                                                                                     44                             44
Purchase and sale of shares and other                             1         8         (1)        (3)                             5
Credits(charges) from issuance
 of treasury shares                                                                  (16)        16                             --
Shares sold under stock options                                                                  31                             31
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                        $   --   $   76    $  465     $2,312     $ (549)         $  408         $2,712
----------------------------------------------------------------------------------------------------------------------------------

See notes to financial statements.

44                                                                      TRW INC.

NOTES TO FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation - The financial statements include the accounts of the Company and its subsidiaries. Investments in affiliated companies are accounted for by the equity or cost method as appropriate. The consolidated financial statements reflect the preliminary allocation of the purchase price for LucasVarity Limited (LucasVarity), formerly known as LucasVarity plc, and the consolidated results of LucasVarity's operations and cash flows subsequent to the date of acquisition, March 25, 1999.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of December 31, 1999 and 1998, and reported amounts in the statements of operations for the years ended December 31, 1999, 1998 and 1997. Actual results could differ from those estimates.

Long-term contracts - The percentage-of-completion (cost-to-cost) method is used to estimate sales under fixed-price and fixed-price incentive contracts. Sales under cost-reimbursement contracts are recorded as costs are incurred. Fees based on cost, award fees and incentive fees are included in sales at the time such amounts are reasonably estimable. Losses on contracts are recognized when determinable. Due to the nature and complexities of the Company's business, where contracts contain both elements of products and services, it is not practical to segregate the sales and cost of sales elements of the contracts between products and services or to collect financial information for the components in the Company's current financial systems.

Accounts receivable - Accounts receivable at December 31, 1999 and 1998, included $701 million and $692 million, respectively, related to long-term contracts, of which $268 million and $339 million, respectively, were unbilled. Unbilled costs and fees represent sales earned and billable in the following month as well as sales earned but not billable under terms of the contracts. A substantial portion of such amounts is expected to be billed during the following year. Retainage receivables and receivables subject to negotiation were not significant.

Inventories - Inventories are stated at the lower of cost, principally the first-in, first-out (FIFO) method, or market. Inventories related to long-term contracts were not significant at December 31, 1999 and 1998.

Depreciation - Depreciation is computed over the assets' estimated useful lives using the straight-line method for the majority of the Company's depreciable assets. The remaining assets are depreciated using accelerated methods. The estimated useful lives of buildings, machinery and equipment, and computers and other office equipment are between 30-40 years, 8-12 years and 3-5 years, respectively. Depreciation expense was $718 million, $520 million and $476 million at December 31, 1999, 1998 and 1997, respectively.

Intangible assets - Intangible assets are stated on the basis of cost and are being amortized by the straight-line method over the estimated future periods to be benefited, except for goodwill prior to 1971, $49 million, which is not being amortized as there is no indication of diminished value. Goodwill acquired after 1970 is being amortized over periods primarily ranging from 15 to 40 years. Other intangible assets includes capitalized internal-use software and other identifiable intangible assets acquired through acquisitions including core and developed technology and workforce. Capitalized internal-use software is being amortized over periods not to exceed 10 years. Other identifiable intangible assets acquired through acquisitions are being amortized primarily over 5 to 30 years. The carrying value of intangible assets is assessed for impairment on a quarterly basis.

Asset impairment - The Company records impairment losses on long-lived and intangible assets when events and circumstances indicate that the assets may be impaired and the undiscounted net cash flows estimated to be generated by those assets are less than their carrying amounts. If the future undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are adjusted to their fair values.

Cost basis equity affiliates - The Company's investments in affiliated companies includes equity securities, accounted for using the cost method, which are classified as available-for-sale. These investments are stated at estimated fair value based upon market quotes. Unrealized gains and losses, net of tax, are reported as a separate component of accumulated other comprehensive income(loss) in shareholders' investment until realized. A decline in the value of any investment below cost that is deemed other than temporary is charged to earnings.

Forward exchange contracts - The Company enters into forward exchange contracts which hedge firm foreign currency commitments, anticipated transactions and certain intercompany transactions. At December 31, 1999, the Company had contracts outstanding with a notional amount of $1 billion denominated principally in the U.S. dollar, the Euro, the Canadian dollar, the French franc and the British pound, maturing at various dates through January 2007. Contracts outstanding increased from $162 million at December 31, 1998 primarily due to the hedging of foreign currency exposures associated with the aerospace and automotive businesses of LucasVarity.

The combined fair market value of the forward exchange contracts was an asset of approximately $75 million at December 31, 1999. The fair market value of forward contracts at December 31, 1998 was $1 million. Changes in market value of the contracts that hedge firm foreign currency commitments and intercompany transactions are generally included in the basis of the transactions. Changes in the market value of the contracts that hedge anticipated transactions are generally recognized in earnings.

TRW INC.                                                                      45

NOTES TO FINANCIAL STATEMENTS

Foreign exchange contracts are placed with a number of major financial institutions to minimize credit risk. No collateral is held in relation to the contracts, and the Company anticipates that these financial institutions will satisfy their obligations under the contracts.

Fair values of financial instruments -

                                                                         1999                         1998
                                                                 ------------------------     -----------------------
                                                                  Carrying                     Carrying
(In millions)                                                       Value      Fair Value       Value      Fair Value
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                           $  228         $  228        $   83        $   83
Short-term debt                                                      2,444          2,444           839           839
Floating rate long-term debt                                         1,782          1,782           227           227
Fixed rate long-term debt                                            4,345          4,145         1,156         1,249
Interest rate hedges - (liability)                                      --             (3)           --            --
Forward currency exchange contracts - asset                             73             75            --             1
---------------------------------------------------------------------------------------------------------------------

The fair value of long-term debt was estimated using a discounted cash flow analysis based on the Company's current borrowing rates for similar types of borrowing arrangements. The fair value of interest rate hedges and forward currency exchange contracts is estimated based on quoted market prices of offsetting contracts.

Interest rate swap agreements - In anticipation of offering debt securities to finance the acquisition of LucasVarity, the Company entered into a combination of forward starting interest rate swaps and treasury locks during the first six months of 1999 with a mandatory cash settlement in the second quarter. These agreements effectively fixed the base rate of interest on an aggregate notional principal amount of $1.8 billion of debt securities which were issued during the second quarter 1999. These hedges were settled simultaneously with the issuance of the debt securities and a before-tax gain of $23 million is being recognized as an adjustment to interest expense over the life of the debt securities issued using the effective interest rate method.

During the second quarter of 1999, the Company entered into an interest rate swap in order to convert the fixed rate to a floating rate on a notional principal amount of $425 million of notes issued during the quarter. The fair market value of the interest rate swap is a liability of approximately $5 million at December 31, 1999. During the fourth quarter of 1999, the Company entered into a $100 million forward starting interest rate swap in order to hedge future long-term debt issuances. The fair market value of the interest rate swap is an asset of approximately $2 million at December 31, 1999. Net payments or receipts under the agreements will be recognized as an adjustment to interest expense. The agreements were entered into with major financial institutions. The Company anticipates that the financial institutions will satisfy their obligations under the agreements. No collateral is held in relation to the agreements.

Environmental costs - The Company participates in environmental assessments and remedial efforts at operating facilities, previously owned or operated facilities and Superfund or other waste sites. Costs related to these locations are accrued when it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated. Estimated costs are recorded at undiscounted amounts based on experience and assessments and are regularly evaluated as efforts proceed. Insurance recoveries are recorded as a reduction of environmental costs when fixed and determinable.

Issuance of an equity affiliate's stock - The Company includes gains or losses arising from the issuance of a subsidiary's or equity affiliate's stock in other (income)expense-net.

Comprehensive income - The components of accumulated other comprehensive income(loss) at December 31, 1999 and 1998 are as follows:

(In millions)                                                                          1999      1998
--------------------------------------------------------------------------------------------------------
Foreign currency translation loss
 (net of tax of $16 million in 1999 and $1 million in 1998)                           $(176)    $ (55)
Unrealized gain on securities
 (net of tax of $321 million in 1999 and $16 million in 1998)                           596        30
Minimum pension liability adjustments
 (net of tax of $7 million in 1999 and 1998)                                            (12)      (13)
--------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income(loss)                                          $ 408     $ (38)
--------------------------------------------------------------------------------------------------------

46                                                                      TRW INC.

NOTES TO FINANCIAL STATEMENTS

Treasury stock - The Company's purchases of shares of TRW common stock are recorded as treasury stock and result in a reduction of shareholders' investment. When treasury shares are issued, the Company uses a first-in, first-out method and the excess of the purchase price over the issuance price is treated as a reduction of retained earnings.

Reclassifications - Certain amounts in the prior year financial statements and related notes have been reclassified to conform with the 1999 presentation.

New accounting pronouncements - In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for years beginning after June 15, 2000. Under this statement, changes in the market value of contracts that hedge anticipated transactions will be deferred and recognized in earnings when realized. The impact of the adoption will be determined by several factors, including the specific hedging instruments in place and their relationships to the hedged items, as well as market conditions as of the date of adoption. Management is in the process of analyzing and assessing the impact of the adoption of SFAS No. 133 on the Company's consolidated results of operations and financial position, but believes that such determination of the effect currently is not meaningful. The Company intends to adopt the statement on January 1, 2001.

Earnings per share - The effects of preferred stock dividends, convertible preferred stock and employee stock options were excluded from the calculation of 1997 diluted earnings per share, as they would have been antidilutive.

(In millions except per share data)                                     1999            1998             1997
-------------------------------------------------------------------------------------------------------------
Numerator
  Net earnings(loss)                                                  $468.8          $476.8           $(48.5)
  Preferred stock dividends                                              (.5)            (.6)             (.7)
-------------------------------------------------------------------------------------------------------------
  Numerator for basic earnings per share-net earnings(loss)
   available to common shareholders                                    468.3           476.2            (49.2)
Effect of dilutive securities
   Preferred stock dividends                                              .5              .6               --
-------------------------------------------------------------------------------------------------------------
Numerator for diluted earnings per share-
   net earnings(loss) available to common
   shareholders                                                       $468.8          $476.8           $(49.2)
-------------------------------------------------------------------------------------------------------------

Denominator
  Denominator for basic earnings per share-
   weighted-average common shares                                      121.0           121.3            123.7
  Effect of dilutive securities
   Convertible preferred stock                                            .8              .9               --
   Employee stock options                                                1.7             2.2               --
-------------------------------------------------------------------------------------------------------------
Dilutive potential common shares                                         2.5             3.1               --
Denominator for diluted earnings per share-
   adjusted weighted-average shares after
   assumed conversions                                                 123.5           124.4            123.7
-------------------------------------------------------------------------------------------------------------
Basic earnings(loss) per share                                        $ 3.87          $ 3.93           $ (.40)
-------------------------------------------------------------------------------------------------------------
Diluted earnings(loss) per share                                        3.80            3.83             (.40)
-------------------------------------------------------------------------------------------------------------

TRW INC.                                                                      47

NOTES TO FINANCIAL STATEMENTS

RESEARCH AND DEVELOPMENT

(In millions)                                               1999    1998    1997
--------------------------------------------------------------------------------
Customer-funded                                           $1,249  $1,425  $1,501
Company-funded
 Research and development                                    609     522     461
 Product development                                         310     196     184
--------------------------------------------------------------------------------
                                                             919     718     645
                                                          ----------------------
                                                          $2,168  $2,143  $2,146
                                                          ----------------------

Customer-funded research and development projects are an integral part of the Space & Electronics and Systems & Information Technology segments. The related costs are included in cost of sales. Company-funded research and development programs include research and development for commercial products and independent research and development and bid and proposal work related to government products and services. A portion of the cost incurred for independent research and development and bid and proposal work by the Space & Electronics and Systems & Information Technology segments is recoverable through overhead charged to government contracts. Product development costs include engineering and field support for customer requirements. Product development costs are expensed as incurred and included primarily in cost of sales.

The 1999 and 1997 amounts exclude charges of $85 million and $548 million, respectively, for purchased in-process research and development.

ACQUISITIONS

LucasVarity

On February 6, 1999, the Company commenced an offer for the entire issued share capital of LucasVarity. On March 25, 1999, the offer was declared unconditional in all respects. On May 10, 1999, the Company compulsorily acquired all shares that had not been acquired in the offer, thereby closing the acquisition of LucasVarity.

LucasVarity manufactures and supplies advanced technology systems, products and services in the automotive and aerospace industries. It is a major producer of braking systems, fuel injection systems, and electrical and electronic systems to the automotive industry and has a significant position in automotive aftermarket operations and services. LucasVarity provides the aerospace industry with high integrity systems in engine controls, electrical power generation and management, flight controls and cargo handling, all backed by a worldwide customer support operation.

The aggregate cash purchase price and assumed net debt for LucasVarity was approximately $6.8 billion. The transaction was accounted for as a purchase. Assets and liabilities have been recorded based on their respective fair values. The purchase price allocation resulted in an $85 million charge to earnings, with no income tax benefit, for the fair value of acquired in-process research and development that had not reached technological feasibility and had no future alternative use, $504 million for identifiable intangible assets including intellectual property and workforce, and incremental fair value adjustments of approximately $1.5 billion for prepaid pension cost, primarily from an overfunded pension plan, $200 million for the valuation of fixed rate debt and the write-up of inventory of $30 million and fixed assets of $143 million.

The fair value of acquired in-process research and development was determined by an independent valuation using the income approach under the proportional method. The following projects were included in the valuation: next generation caliper of $26 million, next generation anti-lock braking systems (ABS) of $23 million, aerospace engine controls of $18 million, electro hydraulic braking of $12 million and electrical parking brake of $6 million. The fair value of identifiable intangible assets was determined primarily using the income approach. A risk adjusted discount rate of 18 percent, representing the cost of capital and a premium for the risk, was used to discount the projects' cash flows. Operating margins were assumed to be similar to historical margins of similar products. The size of the applicable market was verified for reasonableness with outside research sources. The projects were in various stages of completion, ranging from approximately 40 to 80 percent, as of the valuation date. The stage of completion for each project was estimated by evaluating the cost to complete, complexity of the technology and time to market. The projects are anticipated to be completed by 2002. The estimated cost to complete the projects was $65 million.

During 1999, certain pre-acquisition contingencies were adjusted. The preliminary allocation of the purchase price incorporates these items and may be adjusted through March 2000 based on changes to pre-acquisition contingencies, completion of TRW management's assessment of the recognition of liabilities in connection with the acquisition of LucasVarity in accordance with EITF 95-3 and for the valuation of net assets of businesses held for sale based upon actual proceeds received from the sale of these businesses. Adjustments, if any, are not expected to have a material effect on the Company's results of operations or financial condition.

48                                                                      TRW INC.

NOTES TO FINANCIAL STATEMENTS

Restructuring costs, primarily severance, recorded in the purchase price allocation were $47 million of which $29 million was paid in 1999. The remaining balance of $18 million is expected to be paid in 2000.

The preliminary allocation of the purchase price and estimated goodwill are summarized as follows:

(In millions)
--------------------------------------------------------------------------------------------
Cash purchase price                                                                  $ 6,692

Cash and cash equivalents                                                                781
Accounts receivable                                                                      887
Inventory                                                                                537
Net assets of businesses held for sale                                                   872
Prepaid expenses                                                                         137
Current deferred income taxes                                                            105
Property, plant and equipment                                                          1,249
Intangible assets                                                                        504
Prepaid pension costs                                                                  2,385
Other assets                                                                             477
--------------------------------------------------------------------------------------------
                                                                                       7,934

Accounts payable                                                                        (701)
Other accruals                                                                        (1,097)
Debt                                                                                    (877)
Long-term liabilities                                                                   (732)
Long-term deferred income taxes                                                         (717)
--------------------------------------------------------------------------------------------
                                                                                      (4,124)

Minority interest                                                                        (28)

Purchased in-process research and development                                             85
--------------------------------------------------------------------------------------------

Goodwill                                                                             $ 2,825
--------------------------------------------------------------------------------------------

Goodwill is being amortized on a straight-line basis over 40 years. Identifiable intangible assets are being amortized on a straight-line basis over useful lives ranging from 5 to 30 years.

The following unaudited pro forma financial information for the years ended December 31, 1999 and 1998, assumes the LucasVarity acquisition occurred as of the beginning of the respective periods, after giving effect to certain adjustments, including the amortization of intangible assets, interest expense on acquisition debt, depreciation based on the adjustments to the fair market value of the property, plant and equipment acquired, write-off of purchased in-process research and development, incremental pension income and related income tax effects. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisition of LucasVarity been effected on the dates indicated.

(In millions except per share data)
Years ended (unaudited)                                             1999     1998
---------------------------------------------------------------------------------
Sales                                                            $18,595  $18,964
Net earnings                                                         624      641
Diluted earnings per share                                          5.05     5.15
---------------------------------------------------------------------------------

BDM

On December 24, 1997, the Company acquired the shares of BDM International, Inc.
(BDM) for cash of $880 million plus assumed net debt of $85 million. BDM was an information technology company operating in the systems and software integration, computer and technical services and enterprise management and operations markets. The acquisition was accounted for as a purchase with the purchase price allocated to the net assets acquired based on their fair values and to costs for employee severance of $8 million, which was used for severance payments. An independent valuation was performed, primarily using the income approach for valuing the intangible assets. As a result of the valuation, $548 million was allocated to in-process research and development (IPR&D) projects that had not reached technological feasibility and had no alternative future use and $152 million was allocated to identifiable intangible assets including core and developed technology, workforce and trade name. The amount

TRW INC.                                                                      49

NOTES TO FINANCIAL STATEMENTS

of IPR&D was recognized as an expense with no income tax benefit at the date of acquisition. The intangible assets, including goodwill of $205 million, are being amortized over an average period of 15 years. The major projects included: a commercial market adaptation of core network security to achieve the highest level of network security of $201 million; a Web-enabled and substantially enhanced warehouse and distribution management project of $199 million; and a module to enhance certain applications to become compliant with the single European currency for particular software of $69 million. As of December 31, 1999, the Company discontinued the sale of the network security product and discontinued the development of the Web-enabled warehouse and distribution project due to changes in the market for these products, which resulted in a before tax charge of $82 million relating to the write-off of intangible assets and other associated costs. The research and development of the European currency project was divested in 1998; however, the Company will generate future sales as a global systems integrator for all of the acquirer's products and for two company-developed software packages the acquirer will distribute. The remaining identifiable intangible assets of $58 million are being amortized over an average period of 15 years.

Air Bag and Steering Wheel Businesses of Magna International

On February 5, 1997, the Company acquired an 80 percent equity interest in the air bag and steering wheel businesses of Magna International for cash of $415 million plus assumed net debt of $50 million. On January 30, 1998, the Company acquired the remaining 20 percent for cash of $102 million. These businesses supply air bag modules, inflators, propellants, steering wheels and other related automotive components. The acquisitions were accounted for as a purchase; accordingly, the combined purchase price has been allocated to the net assets acquired based on their estimated fair values and to costs for certain restructuring actions, primarily plant closing and severance costs of $40 million. As of December 31, 1999 and 1998, the balance of the restructuring reserve included in other accruals was $6 million and $18 million, respectively. During 1999, the reserve was reduced by $6 million due to a decision not to close one manufacturing facility and by $6 million for severance payments. During 1998, $6 million was used for severance payments, $7 million for plant closure costs and the reserve was reduced by $9 million due to a change in estimate for severance payments. The remaining reserve will be used primarily for severance and plant closure costs in 2000. Goodwill was $330 million and is being amortized over 40 years.

RESTRUCTURING

On July 29, 1998, the Company announced actions intended to enhance the automotive businesses' profit margin, which would result in pre-tax charges of up to $150 million by the end of 2000. In 1999 and 1998, $80 million and $24 million, respectively, was expensed primarily for plant closings, severance costs and asset impairments. Other accruals at December 31, 1999 and 1998 include $35 million and $18 million, respectively, relating to these costs. During 1999, $7 million was used for severance payments and $56 million for plant closings and asset impairments. The balance at December 31, 1999 will be used primarily for severance costs and plant closings during 2000.

DIVESTITURES

On May 17, 1999, the Company announced its plan to divest its engine businesses, which consist of TRW Engine Components and Lucas Diesel Systems operations; TRW Nelson Stud Welding; and the LucasVarity wiring companies. The Company is no longer pursuing the disposition of TRW Engine Components due to market conditions.

In November 1999, the Company entered into an agreement to sell Lucas Diesel Systems and the associated aftermarket operations for approximately $875 million. The transaction was substantially completed on January 7, 2000. On January 13, 2000, the Company reached a definitive agreement to sell TRW Nelson Stud Welding. The transaction is expected to be completed by the end of the first quarter of 2000. During 1999, a wiring business was sold. The sale of the remaining wiring business is expected to be completed during the first quarter of 2000.

Sales of the businesses to be sold included in the Company's December 31, 1999, 1998 and 1997 Statements of Operations were approximately $975 million, $70 million and $65 million, respectively.

The Company's investment in the LucasVarity wiring companies and Lucas Diesel Systems operations is included in the balance sheet caption "Net assets of acquired businesses held for sale."

50                                                                      TRW INC.

NOTES TO FINANCIAL STATEMENTS

OTHER (INCOME)EXPENSE-NET

(In millions)                                                            1999    1998    1997
---------------------------------------------------------------------------------------------
Other income                                                            $(157)  $(123)  $ (66)
Other expense                                                             125      30      35
Minority interests                                                         23      11      20
Earnings of affiliates                                                    (14)     (5)    (12)
ICO investment write-off                                                   79      --      --
Gain from issuance of equity affiliate's stock                            (29)     --      --
Gain from sale of equity affiliates' stock                               (306)     --      --
Foreign currency exchange                                                  66       7       7
---------------------------------------------------------------------------------------------
                                                                        $(213)  $ (80)  $ (16)
                                                                        ---------------------

Other income in 1999 includes gains on the sale of nonoperating assets of $27 million and interest income of $28 million. Interest income in 1999 was $23 million higher than 1998. Other income in 1998 includes a $49 million benefit from the settlement of certain patent litigation. Other income in 1997 includes a $15 million gain on the sale of a property.

Other expense for 1999 included charges of $50 million for underwriting and participation fees incurred to secure committed credit facilities related to the acquisition of LucasVarity.

During the third quarter of 1999, ICO Global Communications (Holdings) Limited
(ICO) filed a voluntary reorganization petition. As a result, ICO is operating its business under the regulations of Chapter 11 of the U.S. Bankruptcy Code. The Company recorded a charge of $79 million to reserve fully its financial exposure in ICO.

During the first quarter of 1999, RF Micro Devices, Inc. (RFMD), an affiliate which designs, develops, manufactures and markets proprietary radio frequency integrated circuits for wireless communications applications, issued shares of stock in a registered public offering, resulting in a gain of $29 million. Deferred taxes have been provided on the gain.

During 1999, the Company also sold 5,772,500 shares of RFMD common stock resulting in a gain of $306 million. The Company owned approximately 18 percent of the common stock of RFMD as of December 31, 1999.

Foreign currency exchange for the year ended December 31, 1999 included a $50 million nonrecurring loss on foreign currency hedges related to the acquisition of LucasVarity, and losses of $16 million on foreign currency hedges of anticipated transactions.

INCOME TAXES
Earnings before income taxes

(In millions)                                             1999   1998   1997
----------------------------------------------------------------------------
U.S.                                                     $ 653  $ 534  $  95
Non-U.S.                                                   134    212    145
----------------------------------------------------------------------------
                                                         $ 787  $ 746  $ 240
                                                         -------------------

Provision for income taxes

(In millions)                                             1999     1998   1997
------------------------------------------------------------------------------
Current
  U.S. federal                                           $ 131    $ 359  $ 136
  Non-U.S.                                                  32       86     84
  U.S. state and local                                       2       28     23
------------------------------------------------------------------------------
                                                           165      473    243
Deferred
  U.S. federal                                              65     (196)    46
  Non-U.S.                                                  75      (10)    (4)
  U.S. state and local                                      13        2      4
------------------------------------------------------------------------------
                                                           153     (204)    46
                                                         ---------------------
                                                         $ 318    $ 269  $ 289
                                                         ---------------------

TRW INC.                                                                      51

NOTES TO FINANCIAL STATEMENTS

Effective income tax rate

                                                                                 1999   1998    1997
----------------------------------------------------------------------------------------------------
U.S. statutory income tax rate                                                   35.0%  35.0%   35.0%
Nondeductible expenses                                                             .8     .9     2.7
U.S. state and local income taxes net of U.S. federal tax benefit                 1.9    2.6     7.6
Non-U.S. tax rate variances net of foreign tax credits                            (.8)   2.1    (2.2)
Prior years' adjustments                                                          (.2)   (.3)   (3.5)
Purchased in-process research and development                                     3.8     --    80.0
Other                                                                              --   (4.2)     .7
----------------------------------------------------------------------------------------------------
                                                                                 40.5%  36.1%  120.3%
                                                                                 -------------------

The effective tax rate in 1999 was 40.5 percent compared with 36.1 percent in 1998. Excluding the write-off of purchased in-process research and development, the 1999 effective tax rate would have been 36.5 percent. Excluding the write-off of purchased in-process research and development in 1997, the effective tax rate would have been 36.6 percent.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1999 and 1998, the Company had unused tax benefits of $187 million and $39 million, respectively, related to U.S. and non-U.S. net operating loss carryforwards for income tax purposes, of which $124 million and $25 million can be carried forward indefinitely and the balance expires at various dates through 2004. A valuation allowance at December 31, 1999 and 1998, of $150 million and $29 million, respectively, has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefit of the loss carryforwards.

It is the Company's intention to reinvest undistributed earnings of certain of its non-U.S. subsidiaries, thereby indefinitely postponing their remittance. Accordingly, deferred income taxes have not been provided for accumulated undistributed earnings of $537 million at December 31, 1999.

                                                                               Deferred tax assets    Deferred tax liabilities
                                                                               -------------------    ------------------------
(In millions)                                                                    1999         1998      1999              1998
------------------------------------------------------------------------------------------------------------------------------
Pensions and postretirement benefits other than pensions                        $ 354        $ 259    $1,017             $  --
Completed contract method of accounting for long-term contracts                    --           --       191               165
Service contracts                                                                  --           --        21                24
State and local taxes                                                               2           12         3                 1
Reserves and accruals                                                             252          161         6                --
Depreciation and amortization                                                      --           --       192               128
Insurance accruals                                                                 36           32        --                --
U.S. net operating loss carryforwards                                              53           --        --                --
Non-U.S. net operating loss carryforwards                                         134           39        --                --
Available-for-sale equity securities                                               --           --       321                16
Other                                                                             155          106        14                34
------------------------------------------------------------------------------------------------------------------------------
                                                                                  986          609     1,765               368
Valuation allowance for deferred tax assets                                      (150)         (29)       --                --
------------------------------------------------------------------------------------------------------------------------------
                                                                                $ 836        $ 580    $1,765             $ 368
                                                                                ----------------------------------------------

52                                                                      TRW INC.

NOTES TO FINANCIAL STATEMENTS

PENSION PLANS

The Company has defined benefit pension plans for substantially all employees. The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 1999, and a statement of the funded status as of December 31, 1999 and 1998:

                                                          1999                 1998
                                                 --------------------  ------------------
(In millions)                                      U.S.      Non-U.S.    U.S.    Non-U.S.
-----------------------------------------------------------------------------------------
Change in benefit obligations
Benefit obligations at January 1                 $3,042      $  517    $2,872      $  429
   Service cost                                     109          51        94          16
   Interest cost                                    225         184       200          29
   Amendments                                       (22)         --         3           1
   Actuarial (gain)loss                            (425)        376       127          64
   Foreign currency exchange rate changes            --         (21)       --           7
   Acquisitions                                     337       3,509        --          --
   Obligations included in net assets of acquired
     businesses held for sale                        (1)       (260)       --          --
   Benefits paid                                   (332)       (180)     (254)        (29)
-----------------------------------------------------------------------------------------
Benefit obligations at December 31                2,933       4,176     3,042         517

Change in plan assets
Fair value of plan assets at January 1            3,304         335     3,139         322
   Actual return on plan assets                     458         744       392          22
   Foreign currency exchange rate changes            --           8        --          (4)
   Acquisitions                                     357       5,933        --          --
   Assets included in net assets of acquired
     businesses held for sale                        (1)       (350)       --          --
   Company contributions                             15          17        27          21
   Plan participant contributions                    --          13        --           3
   Benefits paid                                   (332)       (180)     (254)        (29)
-----------------------------------------------------------------------------------------
Fair value of plan assets at December 31          3,801       6,520     3,304         335

Funded status of the plan                           868       2,344       262        (182)
   Unrecognized actuarial (gain)loss               (767)         46      (172)         28
   Unrecognized prior service cost                   11           7        29          10
   Unrecognized net transition asset                 (1)         (7)       (4)        (10)
-----------------------------------------------------------------------------------------
Total recognized                                 $  111      $2,390    $  115      $ (154)
-----------------------------------------------------------------------------------------

The following table provides the amounts recognized in the balance sheet as of December 31, 1999 and 1998:

                                                        1999                  1998
                                                 -------------------   ------------------
(In millions)                                       U.S.   Non-U.S.       U.S.   Non-U.S.
-----------------------------------------------------------------------------------------
Prepaid benefit cost                             $  195      $2,681    $  169      $    2
Accrued benefit liability                           (84)       (291)      (54)       (156)
Additional minimum liability                         (6)        (22)      (13)        (20)
Intangible asset and other                            5           4         9           4
Accumulated other comprehensive income                1          18         4          16
-----------------------------------------------------------------------------------------
Total recognized                                 $  111      $2,390    $  115      $ (154)
-----------------------------------------------------------------------------------------

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the U.S. pension plans with accumulated benefit obligations in excess of plan assets were $139 million, $116 million and $47 million, respectively, as of December 31, 1999, and $72 million, $62 million and zero, respectively, as of December 31, 1998.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $324 million, $301 million and $40 million, respectively, as of December 31, 1999, and $187 million, $169 million and $22 million, respectively, as of December 31, 1998.

TRW INC.                                                                      53

NOTES TO FINANCIAL STATEMENTS

The defined benefit pension plans held approximately 4.8 million shares of the Company's common stock with a fair value of approximately $247 million and $267 million at December 31, 1999 and 1998, respectively. The plans received approximately $6 million in dividends on these shares in 1999 and 1998.

The following table provides the components of net pension (income)cost for the plans for years 1999, 1998 and 1997:

                                                         1999                1998                   1997
                                                   ----------------    ------------------    ------------------
(In millions)                                       U.S.   Non-U.S.     U.S.     Non-U.S.     U.S.     Non-U.S.
---------------------------------------------------------------------------------------------------------------
Defined benefit plans
 Service cost-benefits earned during the year      $ 109      $  51    $  94        $  16    $  72        $  16
 Interest cost on projected benefit obligations      225        184      200           29      179           29
 Expected return on plan assets                     (298)      (412)    (260)         (28)    (223)         (26)
 Amortization of recognized loss                       2          1        1            1       --           --
 Amortization of prior service cost                    8          2        7            2        7            3
 Amortization of transition asset                     (3)        (1)     (18)          (1)     (18)          (1)
---------------------------------------------------------------------------------------------------------------
Defined benefit plans                                 43       (175)      24           19       17           21
Defined contribution plans                            13          3        1            5        1            5
Employee stock ownership and savings plan             51         --       47           --       44           --
---------------------------------------------------------------------------------------------------------------
Total pension (income)cost                         $ 107      $(172)   $  72        $  24    $  62        $  26
---------------------------------------------------------------------------------------------------------------

The amount included within other comprehensive income arising from a change in the minimum pension liability was income of $1 million, net of tax, in 1999, a loss of $11 million, net of tax of $5 million, in 1998, and zero in 1997.

The assumptions used in the measurement of the Company's benefit obligations are shown in the following table:

                                                                              1999                  1998
                                                                        -----------------     -----------------
                                                                        U.S.     Non-U.S.     U.S.     Non-U.S.
---------------------------------------------------------------------------------------------------------------
Actuarial assumptions
 Discount rate                                                          8.00%    5.5-7.25%    6.75%     5.5-6.0%
 Rate of increase in compensation levels                                4.10%    3.5-4.75%    4.00%     2.0-3.5%
---------------------------------------------------------------------------------------------------------------

The expected long-term rate of return on plan assets for U.S. plans was 9.5 percent for 1999 and 1998. For non-U.S. plans the expected long-term rate of return ranged from 8 to 8.75 percent in 1999 and 8.5 to 8.75 percent in 1998.

The Company sponsors a contributory stock ownership and savings plan for which a majority of its U.S. employees are eligible and matches employee contributions up to 3 percent of the participant's qualified compensation. The Company contributions are held in an unleveraged employee stock ownership plan. The Company also sponsors other defined contribution pension plans covering employees at some of its operations.

54                                                                      TRW INC.

NOTES TO FINANCIAL STATEMENTS

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

The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 1999, and a statement of the funded status as of December 31, 1999 and 1998:

(In millions)                                                 1999       1998
-----------------------------------------------------------------------------
Change in benefit obligations
Benefit obligations at January 1                           $   834    $   794
 Service cost                                                   21         19
 Interest cost                                                  81         54
 Actuarial (gain)loss                                         (142)         8
 Acquisitions                                                  531         --
 Obligations included in net assets of acquired
  businesses held for sale                                     (11)        --
 Foreign currency exchange rate changes                          4         (3)
 Plan amendments                                                (3)         1
 Plan participant contributions                                  8          5
 Benefits paid                                                 (74)       (44)
-----------------------------------------------------------------------------
Benefit obligations at December 31                           1,249        834

Change in plan assets
Fair value of plan assets at January 1                         151        129
 Actual return on plan assets                                   16         12
 Company contributions                                          83         49
 Plan participant contributions                                  8          5
 Benefits paid                                                 (74)       (44)
-----------------------------------------------------------------------------
Fair value of plan assets at December 31                       184        151
-----------------------------------------------------------------------------
Funded status of the plan                                   (1,065)      (683)

Unrecognized actuarial gain                                   (156)       (14)
Unrecognized prior service cost                                 (7)        (5)
-----------------------------------------------------------------------------
Total accrued benefit cost recognized                      $(1,228)   $  (702)
-----------------------------------------------------------------------------

The following table provides the components of net postretirement benefit cost for the plans for years 1999, 1998 and 1997:

(In millions)                                      1999       1998       1997
-----------------------------------------------------------------------------
Components of net postretirement benefit cost
Service cost                                       $ 21       $ 19       $ 13
Interest cost                                        81         54         54
Expected return on plan assets                      (15)       (13)        (9)
Amortization of recognized income                    (1)        --         --
-----------------------------------------------------------------------------
Net postretirement benefit cost                    $ 86       $ 60       $ 58
-----------------------------------------------------------------------------

The weighted average discount rate used in determining the accumulated postretirement benefit obligations as of December 31, 1999 and 1998 was 8 percent and 6.75 percent, respectively. The weighted average rate of compensation increase was 4 percent for 1999 and 1998. The weighted average expected long-term rate of return on plan assets was 9.5 percent for 1999 and 1998. A 7.1 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5 percent in the year 2010 and remain at that level thereafter.

TRW INC.                                                                      55

NOTES TO FINANCIAL STATEMENTS

A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

                                                                   One-percentage-point
                                                                   --------------------
(In millions)                                                      Increase   Decrease
---------------------------------------------------------------------------------------
Effect on total of service and interest cost components            $  13      $ (10)
Effect on postretirement benefit obligations                         167       (137)
---------------------------------------------------------------------------------------

DEBT AND CREDIT AGREEMENTS
Short-term debt

(In millions)                                                  1999        1998
---------------------------------------------------------------------------------------
U.S. borrowings                                              $2,044      $  589
Non-U.S. borrowings                                             400         250
---------------------------------------------------------------------------------------
                                                             $2,444      $  839
---------------------------------------------------------------------------------------

Long-term debt

(In millions)                                                       1999      1998
---------------------------------------------------------------------------------------
U.S. Notes and Debentures
 Floating Rate Notes due 2000                                     $  575   $   --
 6.45% Notes due 2001                                                425       --
 6.50% Notes due 2002                                                400       --
 6.625% Notes due 2004                                               700       --
 6.05% Notes due 2005                                                200      200
 6.30% Notes due 2008                                                100      100
 7.125% Notes due 2009                                               750       --
 6.25% Notes due 2010                                                150      150
 9.35% Notes due 2020 (due 2000 at option of note holder)            100      100
 9.375% Notes due 2021                                               100      100
 6.65% Debentures due 2028                                           150      150
 7.75% Debentures due 2029                                           550       --
 Other notes and debentures                                          314      326
Other U.S. borrowings                                              1,105      157
Non-U.S. borrowings                                                  508      100
---------------------------------------------------------------------------------------
Total long-term debt                                               6,127    1,383
Less current portion                                                 758       30
---------------------------------------------------------------------------------------
                                                                  $5,369   $1,353
---------------------------------------------------------------------------------------

The Company received fully underwritten financing for the acquisition of LucasVarity in the form of a $7.4 billion two-tranche credit agreement. Tranche one of $3.7 billion expired December 31, 1999 and tranche two of $3.7 billion expires January 26, 2000 with an option to extend the maturity of up to $2 billion of borrowings to January 26, 2001. The option to extend was cancelled in 1999. The interest rates under the agreement are the prime rate and a rate based on a London Interbank Offered Rate (LIBOR). At December 31, 1999, there were no outstanding borrowings under this agreement. The Company's available commitments under tranche two were $3.7 billion at December 31, 1999.

During 1999, the Company amended the terms of its $750 million and $745 million U.S. revolving credit agreements and its $250 million multicurrency revolving credit agreement to change commitment fees, borrowing margins and other key terms and conditions to conform to the terms of the $7.4 billion agreement. In addition, the expiration date of the $745 million agreement was extended to January 26, 2000, with the provision that the Company may extend the maturity of borrowings to January 26, 2001. At December 31, 1999 and 1998, there were no outstanding borrowings under these agreements.

See the "Events Subsequent to Date of Report of Independent Auditors" note for the status of the credit facilities subsequent to December 31, 1999.

56                                                                      TRW INC.

NOTES TO FINANCIAL STATEMENTS

The Company also maintains a committed U.S. dollar denominated revolving credit agreement with five banks for use by the Company's Brazilian operations. The agreement allows the Company to borrow up to $50 million and extends through July 2003. The interest rate under the agreement is a rate based on LIBOR. There were no outstanding borrowings as of December 31, 1999 and $20 million in outstanding borrowings under this agreement as of December 31, 1998.

During 1999, the Company refinanced short-term debt by issuing $3.4 billion of notes and debentures that mature at various dates through 2029. Interest rates on $2.8 billion of the notes and debentures are fixed at rates ranging from 6.45% to 7.75%. Interest on $575 million of Notes due 2000 is floating based on three-month LIBOR. The Company's effective obligation on $425 million of 6.45% Notes due 2001 was simultaneously changed to a floating rate based on three-month LIBOR through the execution of an interest rate swap. An additional $100 million of short-term debt was refinanced during the year through a bank borrowing due in 2000. The interest rate under the bank borrowing is a floating rate based on a three-month LIBOR.

At December 31, 1999, $1 billion of short-term obligations were reclassified to long-term obligations as the Company intends to refinance the obligations on a long-term basis and has the ability to do so under its revolving credit agreements.

The Company established a $2.5 billion Universal Shelf Registration Statement during 1999 with the entire amount remaining available at December 31, 1999. Securities that may be issued under this shelf registration statement include debt securities, common stock, warrants to purchase debt securities, warrants to purchase common stock, stock purchase contracts and stock purchase units.

The weighted average interest rate on short-term borrowings outstanding, including amounts reclassified to long-term debt, at December 31, 1999 and 1998, is 6.4 percent and 5.9 percent, respectively. Other notes and debentures bear interest at rates ranging from 6.06 percent to 9.25 percent and mature at various dates through 2020.

Long-term non-U.S. borrowings bear interest, stated in terms of the local currency borrowing, at rates ranging from 3.5 percent to 10.875 percent at December 31, 1999, and mature at various dates through 2020.

The maturities of long-term debt are, in millions: 2000-$758; 2001-$740; 2002- $1,167; 2003-$127; 2004-$744; and $2,591 thereafter.

The indentures and other debt agreements impose, among other covenants, maintenance of minimum net worth. Under the most restrictive interpretation of these covenants, the payment of dividends was limited to approximately $1,558 million at December 31, 1999.

Compensating balance arrangements and commitment fees were not material.

LEASE COMMITMENTS

The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and computer and other equipment. Such leases, some of which are noncancelable and in many cases include renewals, expire at various dates. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $229 million for 1999, $180 million for 1998 and $146 million for 1997.

At December 31, 1999, the future minimum lease payments for noncancelable operating leases totaled $570 million and are payable as follows: 2000-$139; 2001-$110; 2002-$84; 2003-$60; 2004-$41; and $136 thereafter.

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

Series 4 - not convertible into common shares; redemption price and involuntary liquidation price of $125 per one one-hundredth of a share; annual dividend rate per one one-hundredth of a share of the lesser of $4.00 or the current dividend on common stock; no shares outstanding at December 31, 1999.

Common Stock - $0.625 par value; authorized 500 million shares; shares outstanding were reduced by treasury shares of 11.6 million in 1999 and 13.6 million in 1998.

TRW INC.                                                                     57

NOTES TO FINANCIAL STATEMENTS

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

See the "Events Subsequent to Date of Report of Independent Auditors" note for the status of the shareholder purchase rights plan subsequent to December 31, 1999.

At December 31, 1999, 13.7 million shares of common stock were reserved for the exercise and issuance of stock options and conversion of the Serial Preference Stock II, Series 1 and 3. There were 1.2 million shares of Cumulative Redeemable Serial Preference Stock II, Series 4, reserved for the shareholder purchase rights plan.

Holders of Series 1 preferred stock, Series 3 preferred stock and common stock each have one vote per share.

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

                                                         1999                  1998                  1997
                                                 --------------------  --------------------  --------------------
                                                            Weighted-             Weighted-             Weighted-
                                                              average               average               average
                                                  Millions   exercise   Millions   exercise   Millions   exercise
                                                 of shares      price  of shares      price  of shares      price
-----------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                       9.8     $40.11        8.5     $35.02        8.5     $29.72
Granted                                                3.2      50.18        2.4      53.31        2.0      50.19
Exercised                                              1.1      28.02         .9      25.68        1.6      25.96
Cancelled, expired or terminated                        .4      51.24         .2      46.54         .4      38.63
Outstanding at end of year                            11.5      43.68        9.8      40.11        8.5      35.02
Exercisable                                            6.5      37.91        5.8      32.31        5.3      27.81
Weighted-average fair value of
   options granted                                              13.93                 12.86                 11.92
-----------------------------------------------------------------------------------------------------------------

At December 31, 1999, approximately 2,500 employees were participants in the Company's options plans. As of that date, the per share exercise prices of options outstanding ranged from $21.75 to $58.88. The following table provides certain information with respect to stock options outstanding at December 31, 1999:

                                                                            Options
                                       Options Outstanding                Exercisable
                              -------------------------------------  ------------------------
                                              Weighted-
                                                average
                                              remaining   Weighted-                 Weighted-
                                 Millions   contractual     average     Millions      average
                                of shares       life in    exercise    of shares     exercise
Range of exercise prices      outstanding         years       price  exercisable        price
---------------------------------------------------------------------------------------------
$21.75 - $39.99                       3.3           3.2      $27.75          3.3       $27.75
 40.00 -  58.88                       8.2           8.1       50.22          3.2        48.75
---------------------------------------------------------------------------------------------
                                     11.5           6.7      $43.68          6.5       $37.91
                              ---------------------------------------------------------------

Had the compensation cost for the stock options granted in 1999, 1998 and 1997 been determined based on the fair value at the grant date consistent with the fair value method of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced by $16 million ($.13 per share) in 1999, $13 million ($.10 per share) in 1998 and $9 million ($.08 per share) in 1997.

Fair value was estimated at the date of grant using the Black-Scholes option pricing model and the following weighted-average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rate of 6.21%, 4.59% and 5.83%; dividend yield of 2.50%, 2.28% and 2.54%; expected volatility of 25%, 23% and 20%; and an expected option life of six years for 1999, 1998 and 1997.

58                                                                     TRW INC.

NOTES TO FINANCIAL STATEMENTS


CONTINGENCIES

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. In addition, the Company is conducting a number of environmental investigations and remedial actions at current and former Company locations and, along with other companies, has been named a potentially responsible party for certain waste management sites. Each of these matters is subject to various uncertainties, and some of these matters may be resolved unfavorably with respect to the Company. A reserve estimate for each matter is established using standard engineering cost estimating techniques. In the determination of such costs, consideration is given to the professional judgement of Company environmental engineers in consultation with outside environmental specialists when necessary. At multi-party sites, the reserve estimate also reflects the expected allocation of total project costs among the various potentially responsible parties. At December 31, 1999, the Company had reserves for environmental matters of $136 million, including $13 million of additional expense recorded during the year and $66 million of reserves relating to the LucasVarity acquisition. The Company aggressively pursues reimbursement for environmental costs from its insurance carriers. However, insurance recoveries are not recorded as a reduction of environmental costs until they are fixed and determinable. At December 31, 1999, the "Other notes and accounts receivable" caption on the balance sheet includes $13 million of insurance recoveries related to environmental matters. The Company believes that any liability that may result from the resolution of environmental matters for which sufficient information is available to support these cost estimates will not have a material adverse effect on the Company's financial position. However, the Company cannot predict the effect on the Company's financial position of expenditures for aspects of certain matters for which there is insufficient information. In addition, the Company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters on the Company's financial position or the possible effect of compliance with environmental requirements imposed in the future.

Further, product liability claims may be asserted in the future for events not currently known by management. Although the ultimate liability from these potential claims cannot be ascertained at December 31, 1999, management does not anticipate that any related liability, after consideration of insurance recovery, would have a material adverse effect on the Company's financial position.

TRW Vehicle Safety Systems Inc., a wholly-owned subsidiary of the Company, reported to the Arizona Department of Environmental Quality, or ADEQ, in 1997, potential violations of the Arizona hazardous waste law at its Queen Creek, Arizona facility for the possible failure to properly label and dispose of wastewater that might be classified as hazardous waste. ADEQ, the United States Environmental Protection Agency, the United States Department of Justice and the Arizona State Attorney General are conducting civil and criminal investigations into these potential violations and the Company is cooperating with these investigations. If proceedings were to be initiated against the Company with respect to such matters, the Company could be liable for penalties and fines and other relief. The Company is currently engaged in settlement discussions with state and federal officials. The Company is not able to predict the outcome of these discussions at this time.

During 1996, the Company was advised by the United States Department of Justice
(DOJ) that it had been named as a defendant in two lawsuits brought by a former employee of the Company's former Space & Technology Group and originally filed under seal in 1994 and 1995, respectively, in the United States District Court for the Central District of California under the qui tam provisions of the civil False Claims Act. The Act permits an individual to bring suit in the name of the United States and share in any recovery. The allegations in the lawsuits relate to the classification of costs incurred by the Company that were charged to certain of its federal contracts. Under the law, the government must investigate the allegations and determine whether it wishes to intervene and take responsibility for the lawsuits. On February 13, 1998, the DOJ intervened in the litigation. On February 19, 1998 and March 4, 1998, the former employee filed amended complaints in the Central District of California that realleged certain of the claims included in the 1994 and 1995 lawsuits and omitted the remainder. The amended complaints allege that the United States has incurred substantial damages and that the Company should be ordered to cease and desist from violations of the civil False Claims Act and is liable for treble damages, penalties, costs, including attorneys' fees, and such other relief as deemed proper by the court. On March 17, 1998, the DOJ filed its complaint against the Company upon intervention in the 1994 lawsuit, which set forth a limited number of the allegations in the 1994 lawsuit and other allegations not in the 1994 lawsuit. The DOJ elected not to pursue the other claims in the 1994 lawsuit or the claims in the 1995 lawsuit. The DOJ's complaint alleges that the Company is liable for treble damages, penalties, interest, costs and "other proper relief." On March 18, 1998, the former employee withdrew the first amended complaint in the 1994 lawsuit at the request of the DOJ. On May 18, 1998, the Company filed answers to the former employee's first amended complaint in the 1995 lawsuit and to the DOJ's complaint, denying all substantive allegations against the Company contained therein. At the same time, the Company filed counterclaims against both the former employee and the federal government. On July 20, 1998, both the former employee and the DOJ filed motions seeking to dismiss the Company's counterclaims. On November 23, 1998 (entered as an Order on January 21, 1999), the court dismissed certain counterclaims asserted against the former employee and the federal government and took under advisement the former employee's motion to dismiss certain other counterclaims. On March 15, 1999, the DOJ was granted leave to file a First Amended Complaint, which adds certain allegations concerning the Company's subcontracts. On August 6, 1999, the Government filed its Second Amended Complaint, which incorporated vouchers, progress payment requests, and invoices submitted by the Company to higher tier Government contractors among the class of allegedly false claims challenged by the

TRW INC.                                                                     59

NOTES TO FINANCIAL STATEMENTS

Government. On September 29, 1999, the former employee filed his Second Amended Complaint, which incorporated subcontracts performed by the Company for higher tier Government contractors among the class of contracts under which allegedly false claims were presented, and added allegations relating to certain of the former employee's pre-existing claims. The Company cannot presently predict the outcome of these lawsuits, although management believes that their ultimate resolution will not have a material effect on the Company's financial condition or results of operations.

OPERATING SEGMENTS

For the year ended December 31, 1999, the Company is reporting seven operating segments. The Company's automotive businesses are reported as Occupant Safety Systems, Chassis Systems, Automotive Electronics and Other Automotive segments. The Company's aerospace and information systems' businesses are reported as Space & Electronics, Systems & Information Technology and Aeronautical Systems segments.

On August 16, 1999, the Company announced certain changes in management and organization of its automotive business to accelerate the integration of LucasVarity and strengthen its ability to serve its global customer base. As a result of these changes, the LucasVarity light vehicle braking and aftermarket businesses were integrated with Chassis Systems, LucasVarity electronics businesses were integrated with Automotive Electronics and LucasVarity Diesel Systems and wiring businesses were included in the Other Automotive segment. The LucasVarity aerospace business is reported separately as Aeronautical Systems.

The Company is a United States-based company providing advanced technology products and services for the automotive and aerospace and information systems markets. The principal markets for the Company's automotive products are the North American, European and Asian original equipment manufacturers and independent distributors. The Aerospace & Information Systems segments primarily offer products and services to the United States Government, agencies of the United States Government, state and local governments and international and commercial customers.

A description of the products and services provided by each of the operating segments follows.

Occupant Safety Systems - inflatable restraint systems, including driver, passenger, side, knee and rollover air bags; seat belt systems, including front and rear pretensioners; and steering wheels.

Chassis Systems - steering systems and components, including hydraulic and electrically assisted power and manual rack and pinion steering for light vehicles; light vehicle braking systems, including foundation, actuation, and anti-lock braking systems (ABS); vehicle stability controls (VSC); chassis modules and integrated vehicle control systems (IVCS); suspension components; and aftermarket operations, including parts, service, and technical and diagnostic support.

Automotive Electronics - body control systems, safety and security systems, chassis and powertrain controls, sensors and components, and engineered fasteners.

Other Automotive - engine valves and valve train parts; power steering systems and suspension components for commercial vehicles; diesel systems including fuel injection systems comprised of mechanical rotary pumps, fuel injectors and filters for fully-integrated electronically-controlled systems; stud welding systems and metal fasteners; and wiring systems.

Space & Electronics - spacecraft, including the design and manufacture of spacecraft equipment, propulsion subsystems, electro-optical and instrument systems, spacecraft payloads, high-energy lasers and laser technology and other high-reliability components; and electronic systems, equipment, components and services, including the design and manufacture of space communications systems, avionics systems, commercial telecommunications, and other electronic technologies for tactical and strategic applications.

Systems & Information Technology - systems engineering, systems integration, software development, modeling and simulation, test and evaluation, training and information technology for high technology systems, products and services in the fields of command and control, strategic missiles, missile and air defense, airborne reconnaissance, unmanned aerial vehicles, intelligence management and processing, earth observation, nuclear waste management, air traffic control, counterterrorism, security, criminal justice, health and human services, integrated supply chain, warehousing, logistics, tax and finance.

Aeronautical Systems - engine controls, power generation, flight controls, cargo systems, hoists and winches, missile actuation and repair and overhaul.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company evaluates operating performance based on profit before taxes and total assets net of segment current operating liabilities. Prepaid pension cost and the related pension income for corporate and divested operations, unrealized gains on securities, for affiliate investments accounted for using the cost method, debt and related interest expense, interest related to the other postretirement benefit liability, currently payable income taxes, current deferred income taxes, long-term deferred income taxes in 1998 and corporate staff expenses are maintained at the corporate level and are not a component of the operating segment results.

60                                                                      TRW INC.

NOTES TO FINANCIAL STATEMENTS

As a result of the acquisition of LucasVarity, segment assets increased significantly in 1999. The preliminary allocation of LucasVarity's assets for each applicable segment follows:

(In millions)
-------------

------------------------------------------------------------------------------------------------------------------------------------
Chassis Systems                                                                                                              $3,056
Automotive Electronics                                                                                                          619
Other Automotive                                                                                                                905
Aeronautical Systems                                                                                                          1,801
------------------------------------------------------------------------------------------------------------------------------------

Financial information for the operating segments for each of the three years ended December 31 is as follows:

                                   Occupant                                                       Systems &
                                     Safety   Chassis    Automotive        Other       Space &  Information   Aeronautical
(In millions)                       Systems   Systems   Electronics   Automotive   Electronics   Technology        Systems    Total
------------------------------------------------------------------------------------------------------------------------------------
1999
------------------------------------------------------------------------------------------------------------------------------------
Sales from
  external customers                $ 3,009   $ 5,077       $ 1,632      $ 1,610       $ 1,870      $ 2,869        $   902  $16,969
Intersegment sales                        3        12            81           59            29          111             --      295
Profit before taxes                     187       299           114          115           500           86            123    1,424
Unusual items -
  income(expense) included
    in profit                            (9)      (76)          (14)          (1)          256          (99)            --       57
Segment assets                        1,507     3,806         1,103        1,276           385          556          1,801   10,434
Depreciation and amortization           173       266            81          105           103           58             49      835
Capital expenditures
  including other intangibles           142       302            88          132           101           41             55      861
------------------------------------------------------------------------------------------------------------------------------------
1998
------------------------------------------------------------------------------------------------------------------------------------
Sales from
  external customers                $ 3,042   $ 2,201       $ 1,137      $   821       $ 1,922      $ 2,763             --  $11,886
Intersegment sales                        4        11            40            3            40          115             --      213
Profit before taxes                     257       129            73           84           266          192             --    1,001
Unusual items -
  income(expense) included
    in profit                            --        (7)          (13)          (4)           34          (26)            --      (16)
Segment assets                        1,605       809           529          373           366          874             --    4,556
Depreciation and amortization           184       109            57           46            95           61             --      552
Capital expenditures
  including other intangibles           161       145            95           55           115           48             --      619
------------------------------------------------------------------------------------------------------------------------------------
1997
------------------------------------------------------------------------------------------------------------------------------------
Sales from
  external customers                $ 3,020   $ 2,181       $ 1,022      $   809       $ 2,005      $ 1,794             --  $10,831
Intersegment sales                        2        14            24            3            27          121             --      191
Profit before taxes                     314       155            70           98           204          144             --      985
Segment assets                        1,528       695           367          336           355          728             --    4,009
Depreciation and amortization           158       107            53           44            87           28             --      477
Capital expenditures
  including other intangibles           171       106            65           56           128           28             --      554
------------------------------------------------------------------------------------------------------------------------------------

The Company accounts for intersegment sales or transfers at current market prices for the Automotive segments and at cost for the Aerospace & Information Systems segments. Sales to agencies of the U.S. Government, primarily by the Space & Electronics and Systems & Information Technology segments, were $4,248 million in 1999, $4,119 million in 1998 and $3,523 million in 1997. Sales to Ford Motor Company by the four Automotive segments were $2,143 million in 1999, $1,423 million in 1998 and $1,469 million in 1997. The increase in sales to Ford Motor Company in 1999 was primarily due to the LucasVarity acquisition.

TRW INC.                                                                      61

NOTES TO FINANCIAL STATEMENTS

Reconciliations of the items reported for the operating segments to the applicable amounts reported in the consolidated financial statements are as follows:

(In millions)                                                                      1999       1998       1997
---------------------------------------------------------------------------------------------------------------
Profit before taxes                                                             $ 1,424    $ 1,001    $   985
Purchased in-process research and development                                       (85)        --       (548)
Financing cost                                                                     (531)      (119)       (80)
Pension income                                                                      180         --         --
Corporate expense and other                                                        (201)      (136)      (117)
---------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                    $   787    $   746    $   240
---------------------------------------------------------------------------------------------------------------

(In millions)                                                                      1999       1998       1997
---------------------------------------------------------------------------------------------------------------
Segment assets                                                                  $10,434    $ 4,556    $ 4,009
Segment current operating liabilities                                             2,794      1,843      1,828
Current deferred taxes                                                              423        179         96
Long-term deferred taxes                                                             --         33         --
Prepaid pension cost                                                              2,876        171         --
Unrealized gain on securities                                                       917         46         18
Segment eliminations and adjustments                                                155        122        114
Corporate and other                                                                 667        390        345
---------------------------------------------------------------------------------------------------------------
Total assets                                                                    $18,266    $ 7,340    $ 6,410
---------------------------------------------------------------------------------------------------------------

Information concerning principal geographic areas for and as of the three years ended December 31 is as follows:

                                                                                  United
(In millions)                                        United States    Germany    Kingdom     All Other      Total
-------------------------------------------------------------------------------------------------------------------
Sales from external customers
 1999                                                      $ 9,726    $ 1,873    $ 2,079       $ 3,291    $16,969
 1998                                                        7,658      1,562        452         2,214     11,886
 1997                                                        6,919      1,442        420         2,050     10,831
-------------------------------------------------------------------------------------------------------------------
Property, plant and equipment-net
 1999                                                      $ 1,934    $   525    $   515       $   920    $ 3,894
 1998                                                        1,491        497        124           571      2,683
 1997                                                        1,560        451        119           491      2,621
-------------------------------------------------------------------------------------------------------------------

Sales are attributable to geographic areas based on the location of the assets generating the sales. Inter-area sales are not significant to the total sales of any geographic area.

62                                                                      TRW INC.

NOTES TO FINANCIAL STATEMENTS

EVENTS SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT AUDITORS (UNAUDITED)

On January 25, 2000, the Company established two revolving credit agreements in an aggregate amount of $3.3 billion with 29 banks. The first agreement, in an amount of $2.3 billion, will expire on January 23, 2001 with an option to extend the maturity of outstanding borrowings at that time to January 23, 2002. The second agreement, in an amount of $1 billion, will expire on January 25, 2005. The interest rates under the agreements are either the prime rate or a rate based on the London Interbank Offered Rate, at the option of the Company. The covenants of these agreements, if in effect at December 31, 1999, limit the payment of dividends to approximately $690 million at December 31, 1999. Also on January 25, 2000, the Company terminated existing revolving credit agreements in an aggregate amount of approximately $5 billion.

On February 11, 2000, the Company redeemed the stock purchase rights issued pursuant to the Rights Agreement dated April 24, 1996. In redeeming the rights, the Company's Directors authorized a one-time payment to shareholders of $.005 per common share, which was paid March 15, 2000, to shareholders of record on February 11, 2000.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                              First                    Second                Third               Fourth
                                     ------------------------   ---------------------  ------------------  -------------------
(In millions except per share data)     1999           1998        1999        1998      1999      1998      1999        1998
------------------------------------------------------------------------------------------------------------------------------
                                          (A)            (B)         (C)         (D)       (E)       (F)       (G)         (H)
Sales                                 $3,097         $3,095      $4,785      $3,028    $4,462    $2,836    $4,625      $2,927
Gross profit                             479            520         845         547       924       522       842         582
Earnings before
 income taxes                              7            204         217         198       211       164       352         180
Net earnings(loss)                       (28)           129         139         126       134       104       224         118
Net earnings(loss)
 per share(I)
  Diluted                               (.24)          1.03        1.14        1.00      1.08       .85      1.81         .96
  Basic                                 (.24)          1.05        1.16        1.03      1.10       .86      1.84         .98
------------------------------------------------------------------------------------------------------------------------------

(A) Earnings before income taxes includes an $85 million charge (71 cents per share), with no income tax benefit, for purchased in-process research and development related to the acquisition of LucasVarity, $63 million in expenses ($41 million after tax, 34 cents per share) related to the acquisition of LucasVarity, a $43 million loss ($28 million after tax, 23 cents per share) on fixed-price type contracts, a $45 million gain ($28 million after tax, 24 cents per share) related to the sale of assets, primarily RFMD, and a $10 million charge ($7 million after tax, 6 cents per share) related to the automotive restructuring program.

(B) Earnings before income taxes includes a $49 million gain ($32 million after tax, 25 cents per share) from the settlement of certain patent litigation and a $34 million charge ($22 million after tax, 17 cents per share) for litigation and contract reserves and severance costs relating to the integration of the Company's Systems & Information Technology businesses with BDM International, Inc.

(C) Earnings before income taxes includes a $79 million gain ($52 million after tax, 42 cents per share) from the sale of assets, primarily RFMD common stock, a $59 million charge ($39 million after tax, 32 cents per share) related to the automotive restructuring program, and $40 million in expenses ($26 million after tax, 21 cents per share) related to the acquisition of LucasVarity.

(D) Earnings before income taxes includes a $7 million charge ($6 million after tax, 4 cents per share) for a contract reserve.

(E) Earnings before income taxes includes a $79 million charge ($51 million after tax, 41 cents per share) on the write-off of the Company's investment in ICO, a $39 million benefit ($24 million after tax, 19 cents per share) primarily from transactions related to the acquisition of LucasVarity, and a $22 million gain ($14 million after tax, 12 cents per share) from the sale of assets, primarily RFMD common stock.

(F) Earnings before income taxes includes a charge of $13 million ($8 million after tax, 7 cents per share) related to the automotive restructuring.

(G) Earnings before income taxes includes a $216 million gain ($141 million after tax, $1.14 per share) from the sale of assets, primarily RFMD common stock, an $82 million loss ($53 million after tax, 43 cents per share) related to charges associated with the discontinuance of certain product lines, $30 million in expenses ($20 million after tax, 16 cents per share) related to the acquisition of LucasVarity, and an $11 million charge ($9 million after tax, 7 cents per share) related to the automotive restructuring program.

(H) Earnings before income taxes includes a benefit of $25 million ($16 million after tax, 13 cents per share) from an interest accrual adjustment relating to a tax litigation settlement and an $11 million charge ($10 million after tax, 8 cents per share) related to the automotive restructuring.

(I) As a result of the loss in the first quarter of 1999, under the provisions of SFAS No. 128, the diluted calculation excludes convertible preferred stock and employee stock options as these would produce an anti-dilutive effect. In addition, under SFAS No. 128, the sum of net earnings(loss) per share for the four quarters may not equal the total year amount.

TRW INC.                                                                     63

NOTES TO FINANCIAL STATEMENTS

STOCK PRICES AND DIVIDENDS (UNAUDITED)

The book value per common share at December 31, 1999, was $22.19 compared to $15.61 at the end of 1998. The Company's Directors declared the 246th consecutive quarterly dividend during December 1999. Dividends declared per share in 1999 were $1.32, up 3 percent from $1.28 in 1998. The following table highlights the market prices of the Company's common and preference stocks and dividends paid for the quarters of 1999 and 1998.

                                                        Price of                             Dividends paid
                                                      traded shares                             per share
                                       -------------------------------------------------   -------------------
                           Quarter             1999                      1998                1999        1998
                           -------     -------------------------------------------------   -------------------
                                         High        Low          High         Low
--------------------------------------------------------------------------------------------------------------
Common stock                 1         $ 59 7/8    $ 43 1/2     $ 56 1/4     $ 50 9/16     $  .33      $  .31
Par value $0.625             2           55 1/8      41 1/4       57 3/8       50 1/16        .33         .31
per share                    3           57 15/16    46           56 15/16     42 11/16       .33         .31
                             4           55 1/4      41 3/16      58           43             .33         .33
--------------------------------------------------------------------------------------------------------------
Cumulative Serial            1          495         402          495          495            1.10        1.10
Preference Stock II          2          495         402          468          468            1.10        1.10
$4.40 Convertible            3          505         460          495          420            1.10        1.10
Series 1                     4          452         452          480          480            1.10        1.10
--------------------------------------------------------------------------------------------------------------
Cumulative Serial            1          418         335          390          379           1.125       1.125
Preference Stock II          2          343 1/2     330          400          400           1.125       1.125
$4.50 Convertible            3          408         390          405          405           1.125       1.125
Series 3                     4          375         375          405          405           1.125       1.125
--------------------------------------------------------------------------------------------------------------

The $4.40 Convertible Series 1 was not actively traded during the second quarter of 1999 and the first quarter of 1998, and the $4.50 Convertible Series 3 was not actively traded during the fourth quarter of 1998. The prices shown for these quarters represent the previous quarter's actual high and low prices of traded shares.

64                                                                     TRW INC.