Form 10-K405, Exhibit 13
period 2000-12-31
TRW INC
filed 2001-03-13
CIK 100030

EXHIBIT 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

Sales in 2000 increased 2 percent to $17.2 billion as compared to 1999 sales of $17 billion. Sales in 1999 grew 43 percent from sales of $11.9 billion in 1998. Net earnings and diluted earnings per share for 2000 were $438 million, or $3.51 per share, compared with net earnings of $469 million, or $3.80 per share, in 1999, and $477 million, or $3.83 per share, in 1998.

[BAR CHARTS]

			DILUTED EARNINGS
	SALES	NET EARNINGS	PER SHARE
YEAR	($ IN BILLIONS)	($ IN MILLIONS)	($ PER SHARE)

1998	11.9	477	3.83

1999	17.0	469	3.80

2000	17.2	438	3.51

Net earnings in 2000 and 1999 were reduced by the effects of unusual items of $33 million, or $.27 per share, and $100 million, or $.81 per share, respectively. In 1998, net earnings were increased by $2 million, or $.02 per share, from the effects of unusual items. These unusual items are summarized as follows:

•	Charges for asset impairment, severance and plant closing costs of $118 million after tax, or $.95 per share, $55 million after tax, or $.45 per share, and $18 million after tax, or $.15 per share, in 2000, 1999 and 1998, respectively.

•	Charges for warranty, claims, litigation and contract reserves of $72 million after tax, or $.58 per share, $28 million after tax, or $.23 per share, and $28 million after tax, or $.21 per share, in 2000, 1999 and 1998, respectively.

•	Unrealized losses on foreign exchange contracts and 1999 expenses related to the acquisition of LucasVarity of $34 million after tax, or $.27 per share, and $63 million after tax, or $.50 per share, in 2000 and 1999, respectively.

•	A charge for the write-down of a technology investment of $17 million after tax, or $.13 per share, in 2000 and $51 million after tax, or $.41 per share, for the Company’s write-off of its investment in ICO Global Communications (Holdings) Limited (ICO), in 1999.

•	Noncash charges, with no income tax benefit, of $12 million, or $.09 per share, and $85 million, or $.69 per share, related to in-process research and development associated with the acquisitions of Endgate Corporation (Endgate) and LucasVarity in 2000 and 1999, respectively.

•	Gains on asset sales of $155 million after tax, or $1.24 per share, and $235 million after tax, or $1.90 per share, in 2000 and 1999, respectively, primarily related to RF Micro Devices, Inc. (RFMD) common stock.

•	Gains of $50 million after tax, or $.39 per share, from the formation and initial public offering of Endwave Corporation (Endwave) in 2000.

•	A gain on exchange of TRW’s interest in Paracel Inc. for shares in Applera Corporation – Celera Genomics Group (Celera) of $15 million after tax, or $.12 per share, in 2000.

•	A charge to discontinue certain products within the warehouse management systems and software security product lines within the Systems & Information Technology segment, of $53 million after tax, or $.43 per share, in 1999.

•	A $16 million after tax, or $.13 per share, benefit from an adjustment of an interest accrual relating to a tax litigation settlement in 1998.

•	A benefit from the settlement of certain patent litigation of $32 million after tax, or $.25 per share, in 1998.

34	TRW INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The unusual items listed above are included in the Statements of Operations as follows:

($ in millions)
Years ended	2000	1999	1998

Cost of sales	$147	$91	$52

Administrative and selling expenses	42	14	13

Interest expense	—	3	(25)

Amortization of goodwill and intangible assets	4	75	—

Purchased in-process research and development	12	85	—

Other (income) expense-net	(179)	(167)	(49)

Earnings (loss) before income taxes	(26)	(101)	9

Income tax expense (benefit)	7	(1)	7

Net earnings (loss)	$(33)	$(100)	$2

RESULTS OF OPERATIONS

Sales increased to $17.2 billion in 2000 from $17 billion in 1999. The increase in sales resulted from higher volumes and the inclusion of the first quarter of 2000 of LucasVarity, which was acquired on March 25, 1999, offset by divestitures of several businesses and the effects of a strong U.S. dollar. Sales in 1999 rose 43 percent compared to $11.9 billion in 1998, primarily from the acquisition of LucasVarity.

Gross profit of $2,711 million in 2000 decreased $238 million from $2,949 million in 1999. The decrease resulted from continued pricing pressure, changes in the mix of automotive products and major aerospace programs, divestitures of several businesses, the effects of a strong U.S. dollar and increased investment in initiatives focused on commercializing defense-related technologies. Gross profit, as a percentage of sales, was 15.7 percent for 2000 and 17.4 percent for 1999. Gross profit in 2000 included a charge for the impairment of assets, automotive restructuring expenses and claims and litigation of $117 million and charges for warranty costs of approximately $68 million. In addition, the net pension income from an overfunded pension plan added $249 million to gross profit in 2000. Unusual items included in gross profit in 1999 were automotive restructuring expenses of $73 million and contract reserves and expenses related to the acquisition of LucasVarity, of $18 million. Net pension income from an overfunded pension plan added $192 million to gross profit in 1999. The gross profit margin in the automotive businesses declined in 2000 primarily as a result of price reductions, the negative impact of a strong U.S. dollar and costs associated with the introduction of new products. The gross profit margin in the Space & Electronics segment also declined in 2000 due to the change in mix in programs from mature to early stage programs and increased investment in initiatives focused on commercializing defense-related technologies.

Gross profit increased to $2,949 million in 1999 from $2,021 million in 1998 primarily from the acquisition of LucasVarity. Gross profit as a percentage of sales increased to 17.4 percent in 1999 from 17 percent in 1998. Gross profit in 1998 included automotive restructuring expenses of $11 million and litigation and contract reserves and severance costs of $41 million. Excluding unusual items of $91 million and net pension income from an overfunded pension plan of $192 million in 1999, gross profit as a percentage of sales decreased in 1999 primarily due to production inefficiencies related to the implementation of new manufacturing systems, the start-up and transfer of certain operations to facilities in Mexico and Eastern Europe and declining margins on new business in the Automotive segments. The gross profit margin in the Systems & Information Technology segment also declined in 1999 due to losses associated with certain commercial contracts.

Administrative and selling expenses of $1,115 million in 2000 decreased $35 million or 3 percent from $1,150 million in 1999. Administrative and selling expenses included unusual items of $42 million in 2000 and $14 million in 1999 related to restructuring charges. As a percentage of sales, administrative and selling expenses improved to 6.5 percent in 2000 from 6.8 percent in 1999 and 6.9 percent in 1998. The decrease in administrative and selling expenses in 2000 resulted primarily from divestitures and cost reductions, offset by the inclusion of an additional quarter of LucasVarity administrative and selling expenses. Administrative and selling expenses were $324 million higher in 1999 than the $826 million reported in 1998 primarily due to the acquisition of LucasVarity, which added $450 million to administrative and selling expenses, offset by cost reductions of approximately $130 million.

Research and development expenses of $442 million in 2000 were lower than $468 million in 1999 primarily due to the effects of businesses divested. Research and development expenses in 1999 were $96 million higher than $372 million in 1998 primarily due to the inclusion of LucasVarity in 1999 of approximately $120 million, partially offset by reduced spending in both the Automotive and Aerospace & Information Systems segments of approximately $7 million and $15 million, respectively, excluding LucasVarity.

TRW INC.	35

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Interest expense of $524 million in 2000 increased $47 million from $477 million in 1999, primarily due to higher short-term interest rates in the United States and higher interest expense on fixed rate debt issuances, offset by lower average debt outstanding in 2000. Interest expense in 1999 increased $363 million from $114 million in 1998, primarily due to interest on the debt associated with the acquisition of LucasVarity.

Amortization of goodwill and intangible assets was $143 million, $195 million and $43 million in 2000, 1999 and 1998, respectively. The decrease of $52 million from 1999 to 2000 primarily resulted from the write-off of $75 million and the amortization of $5 million of intangible assets associated with the discontinuance of certain warehouse management and software security products in the Systems & Information Technology segment in 1999, offset by the inclusion of an additional quarter in 2000 of intangible asset amortization related to LucasVarity of approximately $16 million and amortization of intangible assets of Endwave of approximately $14 million. The increase of $152 million from 1998 to 1999 primarily resulted from the amortization of intangibles associated with the acquisition of LucasVarity of $74 million and the write-off of intangible assets from the discontinuance of certain warehouse management and software security products in the Systems & Information Technology segment of $75 million.

Purchased in-process research and development expenses of $12 million in 2000 and $85 million in 1999 resulted from the valuations of Endgate and LucasVarity, respectively.

Other (income)expense-net was income of $231 million, $213 million and $80 million in 2000, 1999 and 1998, respectively. Included in 2000 were gains on sales of nonoperating assets of $343 million, primarily from the sale of stock of RFMD of $217 million, a gain on the exchange of Celera stock of $23 million and gains on Endwave transactions of $79 million, partially offset by $52 million of unrealized losses on foreign currency exchange contracts, claims and pending litigation of $68 million and the write-down of a technology investment of $26 million. In 1999, other (income)expense-net included gains on sales of nonoperating assets, primarily related to RFMD, of $362 million, partially offset by the $79 million write-off of the Company’s investment in ICO, which had filed for bankruptcy in 1999, amortization of bank fees for the acquisition of LucasVarity of $50 million and foreign exchange losses relating to LucasVarity of $66 million. Other (income)expense-net for 1998 included a favorable litigation settlement relating to ICO of $49 million.

The effective income tax rate in 2000 was 38 percent compared with 40.5 percent in 1999 and 36.1 percent in 1998. Excluding the in-process research and development charges in 2000 and 1999, and nondeductible penalties in 2000, for which there is no income tax benefit, the 2000 and 1999 effective income tax rates would have been 36.7 and 36.5 percent, respectively.

Automotive Segments

Occupant Safety Systems

($ in millions)
Years ended	2000	1999	1998

Sales	$2,803	$3,009	$3,042

Profit before taxes	59	187	257

Sales for 2000 of $2,803 million decreased $206 million from $3,009 million in 1999. The decrease resulted from price reductions of approximately $176 million and the effects of a strong U.S. dollar of approximately $185 million, offset by increased volume of approximately $165 million.

Profit before taxes for 2000 of $59 million decreased $128 million from $187 million in 1999. Excluding asset impairment and restructuring charges of $66 million and claims and pending litigation charges of $35 million in 2000 and restructuring charges of approximately $9 million in 1999, profit before taxes decreased $36 million. Lower pricing, the effect of foreign currency exchange of approximately $28 million, a charge for warranty costs of approximately $17 million and start-up costs relating to new product introductions of approximately $10 million were offset in part by net cost reductions of approximately $169 million and increased volume of approximately $36 million.

Sales for 1999 of $3,009 million decreased $33 million from $3,042 million in 1998, as lower pricing and the effects of a strong U.S. dollar of approximately $185 million and $85 million, respectively, offset increased volume of approximately $235 million.

Profit before taxes for 1999 of $187 million decreased from $257 million in 1998. Excluding approximately $9 million of restructuring charges in 1999, profit before taxes decreased approximately $61 million. Lower pricing, costs associated with production inefficiencies and the start-up and transfer of certain operations to facilities in Mexico of approximately $30 million and the effects of a strong U.S. dollar of approximately $8 million were offset in part by cost reductions, including general and administrative expense reductions, of approximately $145 million and increased volume of approximately $15 million.

36	TRW INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Chassis Systems

($ in millions)
Years ended	2000	1999	1998

Sales	$5,681	$5,077	$2,201

Profit before taxes	290	299	129

Sales for 2000 of $5,681 million increased $604 million from $5,077 million in 1999. The increase resulted primarily from the inclusion of the first quarter of 2000 sales of LucasVarity of approximately $894 million, higher volume of approximately $107 million and $94 million of additional sales from the consolidation of an affiliate, previously accounted for under the equity method, which were offset by the effects of a strong U.S. dollar of approximately $253 million, the effects of divestitures of approximately $178 million and lower pricing of approximately $38 million.

Profit before taxes for 2000 of $290 million decreased from $299 million in 1999. Excluding unusual items of $98 million in 2000 and $76 million in 1999, profit before taxes increased $13 million. Unusual items in 2000 included restructuring charges of approximately $59 million, a charge for warranty costs of $30 million and losses incurred on business disposals of $9 million. Unusual items in 1999 consisted of restructuring charges of $60 million and the one-time noncash effect of an inventory adjustment related to LucasVarity of $16 million. Profit before taxes increased as a result of the inclusion of LucasVarity in the first quarter of 2000 by approximately $80 million and net cost reductions of approximately $44 million, offset by lower pricing, the effect of foreign currency exchange of approximately $21 million, the net effect of volume and unfavorable product mix of approximately $21 million, the effect of divestitures of $18 million and the write-off of inventory and establishment of bad debt reserves, primarily for a customer that has filed for bankruptcy protection, of approximately $7 million.

Sales for 1999 of $5,077 million increased from $2,201 million in 1998, mainly due to the inclusion of LucasVarity of approximately $2,900 million and higher volume of approximately $75 million, which were offset by the effects of a strong U.S. dollar of approximately $100 million.

Profit before taxes for 1999 of $299 million increased from $129 million in 1998. Excluding 1999 restructuring charges of $60 million and the one-time noncash effect of an inventory adjustment related to LucasVarity of $16 million, and 1998 restructuring charges of $7 million, profit before taxes increased $239 million. The higher profit before taxes resulted primarily from the inclusion of LucasVarity of approximately $260 million and cost reductions, including general and administrative expense reductions, of approximately $55 million, which were offset partially by lower pricing of approximately $12 million, losses on new product introductions and unfavorable sales mix of $35 million, increased warranty costs of $7 million and an asset impairment write-off of $5 million.

During January 2000, the sale of Lucas Diesel Systems, including the associated aftermarket operations, was substantially completed. For 1999, sales and profit before taxes of approximately $155 million and $18 million, respectively, of the aftermarket operations were included in the Chassis Systems segment from March 25, 1999, the date of acquisition.

Automotive Electronics

($ in millions)
Years ended	2000	1999	1998

Sales	$1,664	$1,632	$1,137

Profit before taxes	94	114	73

Sales for 2000 of $1,664 million increased $32 million from $1,632 million in 1999. The increase was due to the inclusion of the first quarter of 2000 sales of LucasVarity of approximately $148 million and higher volume of approximately $49 million, offset in part by divestitures of approximately $71 million, the effects of a strong U.S. dollar of approximately $70 million and lower pricing of approximately $17 million.

Profit before taxes for 2000 of $94 million decreased $20 million from $114 million in 1999. Unusual items included in profit before taxes consisted of restructuring charges of $17 million in 2000 and restructuring charges of $10 million and the one-time noncash effect of an inventory adjustment related to LucasVarity of $4 million in 1999. Excluding the unusual items, profit before taxes decreased $17 million due to the net effect of volume and unfavorable product mix of approximately $41 million, lower pricing, the effect of foreign currency exchange of approximately $10 million and an inventory adjustment of approximately $7 million, offset by net cost reductions of approximately $41 million and the first quarter of 2000 of LucasVarity of approximately $9 million.

TRW INC.	37

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Sales for 1999 of $1,632 million increased $495 million from $1,137 in 1998, primarily due to the inclusion of LucasVarity of approximately $435 million and higher volume of approximately $120 million, offset in part by lower pricing of approximately $30 million and the effects of a strong U.S. dollar of approximately $30 million.

Profit before taxes for 1999 of $114 million increased $41 million from $73 million in 1998. Restructuring charges included in profit before taxes for 1999 and 1998 were $10 million and $13 million, respectively. Excluding the restructuring charges, profit before taxes increased $38 million primarily due to cost reductions, including lower general and administrative expenses of approximately $90 million and the inclusion of LucasVarity of approximately $30 million, offset in part by unfavorable sales mix, including losses on new product introductions and production inefficiencies, of approximately $50 million, lower pricing and the one-time noncash effect of an inventory adjustment related to LucasVarity of $4 million.

During the third and fourth quarters of 2000, the Company completed the disposition of its Ledex & Dormeyer businesses, Man-Machine Interface business and its Schaevitz US and Schaevitz UK businesses. Sales for the divested Automotive Electronics businesses were approximately $109 million and $88 million and profit before taxes were $10 million and $7 million for the years ended December 31, 2000 and 1999, respectively. No gain or loss was recorded for these divestitures as the assets were carried at fair value.

Other Automotive

($ in millions)
Years ended	2000	1999	1998

Sales	$846	$1,610	$821

Profit before taxes	65	115	84

Sales for 2000 of $846 million decreased $764 million from $1,610 million in 1999, primarily due to divestitures of approximately $684 million, lower volume of approximately $112 million, the effects of a strong U.S. dollar of approximately $37 million and lower pricing of approximately $8 million, offset in part by the inclusion of the first quarter of 2000 sales of LucasVarity of $26 million and $47 million resulting from the acquisition of a majority interest in two affiliates.

Profit before taxes for 2000 of $65 million decreased $50 million from $115 million in 1999. Unusual items in 2000 resulted in a $4 million increase in profit before taxes from a gain on the sale of a business, offset by restructuring and asset impairment charges. Profit before taxes in 1999 included unusual items of approximately $1 million. Excluding unusual items, profit before taxes in 2000 decreased $55 million from 1999. The decrease was due to lower volume of approximately $20 million, charges for warranty issues of approximately $21 million, divestitures of approximately $23 million, lower pricing and the effect of foreign currency exchange of approximately $8 million, offset by net cost reductions of approximately $26 million.

Sales for 1999 of $1,610 million increased $789 million from $821 million in 1998, primarily due to the inclusion of LucasVarity of $741 million and higher volume of approximately $75 million, offset in part by the effects of a strong U.S. dollar of approximately $25 million.

Profit before taxes for 1999 of $115 million increased $31 million from $84 million in 1998. Unusual items included in profit before taxes in 1999 and 1998 were approximately $1 million and $4 million, respectively. Excluding unusual items, profit before taxes increased $28 million, due primarily to the inclusion of LucasVarity of approximately $20 million and cost reductions, including general and administrative expense reductions, of $20 million, offset by unfavorable pricing of $7 million and unfavorable product mix and production inefficiencies of approximately $6 million.

The Company substantially completed the disposition of Lucas Diesel Systems and completed the dispositions of Nelson Stud Welding and the remaining LucasVarity wiring business during the first quarter of 2000. A wiring business was also sold in 1999. Sales of the businesses divested included in Other Automotive were approximately $56 million, $820 million and $70 million and profit before taxes was $2 million, $30 million and $10 million, for the years ending December 31, 2000, 1999 and 1998, respectively.

Restructurings and Asset Impairments

In 1998, the Company announced actions intended to enhance profit margins of the Automotive segments by initiating a restructuring program that would result in before tax charges of approximately $150 million by the end of 2000. The Company recorded before tax charges of $56 million in 2000, $80 million in 1999 and $24 million in 1998 for plant closings, severance costs and asset impairments. The Company has closed a total of thirteen plants, with one additional plant currently in the process of closure or sale. The Company reduced employee headcount by approximately 8,500 against a goal of 7,500. The Company has also reduced the number of suppliers by approximately 5,000, exceeding the goal. Also, on an annual basis, $75 million of selling, general and administrative expense reductions have been achieved.

38	TRW INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In addition, the Company approved several restructuring actions to integrate the LucasVarity automotive businesses and to dispose of several nonstrategic or inefficient facilities, discontinue production of low-margin products and relocate certain facilities. The Company recorded approximately $45 million of restructuring costs, primarily severance, as part of the purchase price allocation. In 2000 and 1999, $15 million and $14 million, respectively, were primarily used for severance payments. The remaining balance of $16 million is expected to be used in 2001.

During the third quarter of 2000, the Company announced plans to consolidate operations of its Mesa air bag manufacturing facilities. As a result of this decision, the Company recorded an asset impairment and a restructuring charge of approximately $52 million and $3 million, respectively, in cost of sales. A comparison of projected future cash flows for the Mesa facility to the carrying value of the assets indicated that the assets were impaired. Property, plant and equipment were written down to fair value on the basis of discounted estimated future cash flows and future salvage value of the assets. Included in the restructuring charge are costs associated with future lease obligations. The Company expects the consolidation plan to be completed by the first half of 2002.

In the fourth quarter of 2000, the Company announced that it would incur charges primarily for the reorganization and downsizing of the Company’s aftermarket business and recorded a before tax charge of $26 million. The Company expects these actions to be completed by the first half of 2001. In addition, as a result of a loss of several existing and future contracts at an engine components facility, the Company recorded an asset impairment charge of $15 million in cost of sales. A comparison of projected future cash flows for the facility to the carrying value of the assets indicated that the assets were impaired. Property, plant and equipment were written down to fair value.

Automotive Outlook

The Company anticipates that automotive and light truck production in 2001 will be down from the 2000 levels by approximately 10 percent and 2 percent in North America and Western Europe, respectively. The Company foresees modest growth of 2 percent in the emerging markets of Central and Eastern Europe and Asia Pacific. In addition, the Company expects a decline in commercial truck production in North America in excess of 20 percent. Strong price pressure, characteristic of the automotive supply industry, is expected to continue across all product lines. The Company’s goal is to mitigate the pricing pressure by restructuring the automotive businesses and by continuing cost reduction efforts. The Company has initiated restructuring actions including a permanent reduction of approximately 1,000 automotive salaried positions during the first quarter of 2001. As a consequence of these and other actions, the Company will recognize approximately $40 million of after tax charges, of which 85 percent is cash. The cash cost is expected to be recovered by the end of 2001.

The Company’s technology and innovation remains key to future success as new products are developed and introduced into the marketplace. The Company has invested and continues to invest in products with significant potential growth or technological advantage, such as electrically assisted steering, advanced braking systems, advanced restraint systems, advanced electronic components and new air bag technologies.

Aerospace & Information Systems Segments

Space & Electronics

($ in millions)
Years ended	2000	1999	1998

Sales	$1,880	$1,870	$1,922

Profit before taxes	459	500	266

Sales of $1,880 million for 2000 increased $10 million from $1,870 million in 1999, primarily due to higher volume on new awards, including the start-up in the commercial satellite communications line of business of $217 million and volume on existing programs of approximately $63 million, offset in part by the timing of incurred costs and lower volume on several defense programs nearing completion or completed during the year and the termination in 1999 of the SBIRS Low demonstration and validation contract of approximately $251 million.

Profit before taxes for 2000 and 1999 was $459 million and $500 million, respectively. Profit before taxes in 2000 included gains of $220 million, primarily related to RFMD stock and $75 million related to the merger and initial public offering of Endwave. Profit before taxes in 1999 included gains of $335 million related to RFMD stock and the sale of land of $11 million, partially offset by the write-off of the Company’s investment in ICO of $79 million and a charge for a capped cost reimbursable contract for the U.S. Army of $11 million. Excluding these unusual items, profit before taxes decreased $80 million in 2000, primarily due to increased investment in initiatives focused on commercializing defense-related technologies of approximately $21 million and higher program performance realized on contracts nearing completion or completed in 1999 of approximately $61 million.

TRW INC.	39

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Sales for 1999 of $1,870 million decreased $52 million from $1,922 million in 1998, primarily due to lower volume on several defense programs nearing completion or completed during the year of approximately $110 million and termination of the SBIRS Low demonstration and validation contract of approximately $100 million, offset in part by sales from new awards, including the start-up in the commercial satellite communications line of business, of $85 million and higher volume on existing core programs of approximately $75 million.

Profit before taxes for 1999 of $500 million increased from $266 million in 1998. Without the unusual items in 1999 described above and the unusual items in 1998 of a gain of $49 million from the settlement of certain patent litigation and a $15 million charge for litigation, profit before taxes would have increased $12 million in 1999, primarily from improved contract performance.

Backlog at the end of 2000 was $3.2 billion, 6 percent higher than the $3 billion reported at December 31, 1999. The award of several key programs in the defense market contributed to the increase. Backlog at December 31, 2000 and 1999, does not include approximately $443 million and $725 million, respectively, of negotiated and priced, but not exercised, options for defense and nondefense programs. The exercise of the options is at the discretion of the customer and, in the case of government contracts, is dependent on future government funding.

Government funding for contracts in the segment is expected to remain stable while certain contracts remain fiscally constrained. However, increased defense, intelligence, telecommunication and information technology spending is expected to have a favorable impact on many of the segment’s major contracts and core businesses. The Company does not anticipate any significant unfavorable operational effects related to program terminations or budget reallocations. The continuing focus on diversification of the segment’s sales mix has led to increased civil, commercial and international contracts that further position the segment for growth. The Company believes that the diversity of its programs helps mitigate risk to the Company from both funding fluctuations and the economic uncertainty of global markets. The segment remains focused on investing in new technologies, bidding and winning new contracts and continuing to provide outstanding products and services to customers. The Company expects the investment in technology initiatives to continue to have a negative impact on earnings. The Company’s new ventures in the commercialization of technologies encompass advanced semiconductors, laser technologies and commercial satellite Internet services.

Systems & Information Technology

($ in millions)
Years ended	2000	1999	1998

Sales	$3,252	$2,869	$2,763

Profit before taxes	209	86	192

Sales for 2000 of $3,252 million increased $383 million from $2,869 million in 1999, primarily due to new business of approximately $195 million and higher volume on existing programs, including space and missile defense systems contracts and the U.S. Census program, of approximately $336 million. The higher sales were offset by lower volume on contracts nearing completion or completed during the year, of approximately $143 million.

Profit before taxes for 2000 and 1999 was $209 million and $86 million, respectively. Unusual items for 2000 included a gain of approximately $23 million due to the exchange of the Company’s interest in Paracel, Inc. for shares in Celera and a charge of approximately $27 million relating primarily to the impairment of the Company’s investment in a commercial affiliate. For 1999, unusual items included a charge of $82 million to reflect primarily noncash costs for the discontinuance of a warehouse management systems business and the sale of a software security product line, and a charge of $33 million for a commercial fixed price contract, partially offset by $16 million of gains from the sale of certain nonstrategic assets. Excluding these unusual items, profit before taxes for 2000 increased $28 million, primarily due to higher volume and improved performance on new and existing contracts of $40 million, offset in part by contracts nearing completion or completed during the year of $21 million.

Sales for 1999 of $2,869 million increased $106 million from $2,763 million in 1998, primarily due to new business of approximately $125 million and higher volume on existing programs, including space and missile systems contracts of approximately $190 million. The higher sales were mitigated by lower volume on contracts nearing completion or completed during the year of approximately $150 million and lower volume associated with the discontinued warehouse management product and the decline of the Y2K and enterprise resource planning integration business, of $65 million.

Profit before taxes for 1999 and 1998 was $86 million and $192 million, respectively. Unusual items in 1999 totaled $99 million, as described above. Profit before taxes for 1998 included charges of $26 million for contract reserves and severance costs relating to the integration of the Company’s Systems & Information Technology segment with BDM International, Inc. Excluding these unusual items, profit before taxes for 1999 decreased $33 million, primarily due to losses associated with the discontinued warehouse management product of $11 million and the decline of the Y2K and enterprise resource planning integration business of $14 million.

40	TRW INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Backlog as of December 31, 2000 was $3.4 billion which was down slightly from $3.5 billion at the end of 1999. The segment received key awards during the year in the defense, civil and commercial markets. Backlog at December 31, 2000 and 1999, does not include approximately $5 billion and $4.5 billion, respectively, of negotiated and priced, but not exercised, options for defense and nondefense programs. The exercise of these options is at the discretion of the customer and, in the case of government contracts, is dependent on future government funding.

Government funding for contracts in the segment is expected to remain stable while certain contracts remain fiscally constrained. The segment’s management and operations contract with the Department of Energy Office of Civilian Radioactive Waste Management at Yucca Mountain ends in the first quarter of 2001 and the Census 2000 Data Capture Services contract ends in the third quarter of 2001. However, increased defense and information technology spending is expected to have a favorable impact on many of the segment’s major contracts and core businesses. The Company does not anticipate any significant unfavorable operational effects related to program terminations or budget reallocations. In addition, the Company’s products and services offer solutions for both government and commercial customers to outsource services, lower the cost of doing business, improve quality and decrease the time to market. The continued focus on diversification of the segment’s sales mix has led to increased civil, state, commercial and international contracts that further position the segment for growth. The Company believes that the diversity of its programs helps mitigate risk to the segment from both funding fluctuations and the economic uncertainty of global markets. The segment remains focused on investing in new technologies, bidding and winning new contracts and continuing to provide outstanding products and services to its customers.

Aeronautical Systems

($ in millions)
Years ended	2000	1999	1998

Sales	$1,105	$902	$—

Profit before taxes	152	123	—

Sales for 2000 of $1,105 million increased $203 million from $902 million in 1999. The increase is attributable to the inclusion of the first quarter of 2000 sales of LucasVarity of $253 million, offset in part by the effects of a strong U.S. dollar of $53 million.

Profit before taxes of $152 million increased by $29 million, primarily due to the inclusion of the first quarter of 2000 of LucasVarity of approximately $28 million.

Sales and profit before taxes in 1999 of $902 million and $123 million, respectively, are attributable entirely to the sales and profit before taxes of the LucasVarity aerospace business subsequent to March 25, 1999, including two additional acquisitions during 1999. The sales of the businesses acquired included in the segment were approximately $45 million.

The Company recorded approximately $54 million for severance and other costs to close certain facilities. The costs were included in the purchase price allocation and reported in other accruals. During 2000 and 1999, $38 million and $9 million, respectively, were used for severance and lease termination costs. The remaining balance of $7 million is expected to be used by the first quarter of 2002.

Backlog as of December 31, 2000 was $758 million compared to $781 million at the end of 1999.

A moderate increase in overall deliveries of large airliners and the continued success of the Airbus platforms are expected to support growth in original equipment sales for 2001. Increased government spending on defense is expected to have a favorable impact on sales to the military. Sales of aftermarket services and replacement spares are expected to continue to increase on the strength of the underlying growth in the demand for air travel. Moderate price pressure is expected to continue.

Acquisitions

Endwave Corporation

On March 31, 2000, TRW Milliwave Inc. (Milliwave), a wholly-owned subsidiary of the Company, and Endgate merged and formed Endwave. The financial statements of Endwave were consolidated with the Company’s financial statements as the Company had a 52.6 percent ownership interest in Endwave.

The merger was accounted for as a purchase.  Assets and liabilities of Endgate were recorded at their respective fair values, as determined by an independent appraisal. In-process research and development (IPR&D) was valued using the income approach under the proportional method. The purchase price allocation resulted in a charge of $12 million, $6 million after the effect of minority interest, for the fair value of five acquired IPR&D projects that had not reached technological feasibility and had no alternative future use, $16 million for core and developed technology, $7 million for other identifiable intangible assets, $25 million for operating assets and liabilities, and goodwill of approximately $79 million. Goodwill and identifiable intangible assets are being amortized on

TRW INC.	41

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

a straight-line basis over six years. The Company recorded a net gain of $53 million, $35 million after tax, for the excess of fair value of the Company’s ownership interest in Endgate that exceeded the book value of Milliwave.

During the fourth quarter of 2000, Endwave completed an initial public offering, and as a result, the Company recorded a before tax gain on the sale of shares of $22 million, $15 million after tax. At December 31, 2000, the Company’s ownership interest was approximately 41 percent. The investment has been accounted for on the equity method subsequent to the initial public offering.

LucasVarity

On March 25, 1999, the Company acquired LucasVarity for approximately $6.8 billion in cash and assumed net debt. The acquisition was accounted for as a purchase. The purchase price allocation resulted in an $85 million charge to earnings, with no income tax benefit, for the fair value of acquired IPR&D that had not reached technological feasibility and had no future alternative use and $517 million of identifiable intangible assets, including intellectual property and workforce. The purchase price allocation also included incremental fair value adjustments of approximately $1.5 billion for a prepaid pension asset, primarily from an overfunded pension plan, $200 million for the valuation of fixed rate debt and an increase of $30 million and $137 million for the valuation of inventory and fixed assets, respectively. The Company recorded $2.9 billion of goodwill which is being amortized on a straight-line basis over 40 years.

The fair value of IPR&D was determined by an independent valuation using the income approach under the proportional method. The following projects were included in the valuation: next generation caliper of $26 million, next generation anti-lock braking systems (ABS) of $23 million, aerospace engine controls of $18 million, electro hydraulic braking of $12 million and electrical parking brake of $6 million. The fair value of identifiable intangible assets was also determined by an independent valuation primarily using the income approach. A risk adjusted discount rate of 18 percent representing the cost of capital and a premium for the risk was used to discount the projects’ cash flows. Operating margins were assumed to be comparable to historical margins of similar products. The size of the applicable market was verified for reasonableness with outside research sources. The projects were in various stages of completion, ranging from approximately 40 to 80 percent complete as of the valuation date. The stage of completion for each project was estimated by evaluating the cost to complete, complexity of the technology and time to market. The projects were anticipated to be completed by 2002. The estimated cost to complete the projects was $65 million.

As of December 31, 2000, the next generation caliper project was completed and one of the aerospace engine control programs with the valuation of IPR&D of $7 million was discontinued. The next generation anti-lock braking systems and electro hydraulic braking projects have been delayed eight and sixteen months, respectively. The Company currently anticipates that the projects will be successfully developed as budgeted. Any delay or cancellation of the projects would not have a material adverse impact on the results of operations or the financial condition of the Company.

Restructuring costs, primarily severance, included in the purchase price allocation were approximately $108 million. The reserve was established for facility consolidations, relocation of certain facilities, elimination of the LucasVarity corporate facilities and divestiture of nonstrategic or inefficient facilities in the automotive and aerospace businesses. The balance at December 31, 2000, was $23 million and is expected to be used primarily for severance payments through the first quarter of 2002.

Astrolink LLC

During 1999, the Company announced that it would invest $255 million in Astrolink LLC (Astrolink), a strategic satellite telecommunications venture, of which the Company invested $82 million in 2000 and $83 million in 1999. In addition to the Company’s investment, Lockheed Martin Global Telecommunications will invest $400 million, Telespazio, a Telecom Italia Group Company, will invest $250 million and Liberty Media Group will invest $425 million. With this funding, Astrolink commenced construction of a satellite-based network that will enable it to provide on-demand, wireless broadband data communication services on a global basis.

Astrolink will focus on the high growth area of broadband communications, offering high-speed, high-quality, flexible, global bandwidth-on-demand services to large corporate customers and other consumers. The Company will build Astrolink’s satellite communication payloads. These payloads will be sophisticated, orbiting switches designed to receive data signals in individually addressed packets from multiple ground cells, route the data and transmit the data to the appropriate ground cell based on the destination address. In addition, the Company payloads will allow Astrolink to offer its customers “bandwidth-on-demand,” the ability to use and pay for only the bandwidth they actually need, avoiding the higher cost of a dedicated connection with a fixed amount of bandwidth. The Company also has the opportunity to be an Astrolink service provider.

See the Acquisitions note to Financial Statements for further discussion of the acquisitions of Endwave and LucasVarity.

42	TRW INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

International Operations

International sales were $7.4 billion, or 43 percent of the Company’s sales in 2000; $7.7 billion, or 45 percent in 1999; and $4.5 billion, or 38 percent in 1998. U.S. export sales included in those amounts were $1,025 million in 2000, $1,039 million in 1999 and $674 million in 1998. The increase in 1999 in international and U.S. export sales from 1998 was due primarily to the LucasVarity acquisition. Most of the Company’s non-U.S. operations are included in the four Automotive segments, the Aeronautical Systems and the Systems & Information Technology segments, and are located primarily in Europe, Mexico, Canada, Brazil and the Asia Pacific region. The Company’s non-U.S. operations are subject to the usual risks that may affect such operations; however, most of the assets of its non-U.S. operations are in countries where the Company believes such risks to be minimal.

Liquidity and Financial Position

Cash flow from operations in 2000 of $1,159 million, proceeds from the sale of nonstrategic assets of $1,557 million and other items of $38 million were used primarily for the reduction in debt of $1,806 million, capital expenditures of $742 million and dividend payments of $167 million. As a result, cash and cash equivalents increased $39 million. Cash flow from operations in 1999 of $1,522 million, additional borrowings of $5,455 million and proceeds from the sale of nonstrategic assets of $432 million were used primarily for acquisitions of $6,095 million, capital expenditures of $865 million, dividend payments of $160 million and other items of $144 million. As a result, cash and cash equivalents increased $145 million.

Net debt (short-term debt, the current portion of long-term debt and long-term debt, less cash and cash equivalents) was $6.4 billion at December 31, 2000, compared to $8.3 billion and $2.1 billion at December 31, 1999 and 1998, respectively. The ratio of net debt to total capital (net debt, minority interests and shareholders’ investment) was 70 percent, 75 percent and 52 percent at December 31, 2000, 1999 and 1998, respectively. The percentage of fixed rate debt to total debt was 66 percent and 46 percent at the end of 2000 and 1999, respectively.

Capital expenditures for property, plant and equipment and other intangible assets, primarily internal-use software, were $742 million in 2000, $865 million in 1999 and $625 million in 1998. The Company will maintain a capital program with estimated capital expenditures for 2001 totaling approximately $825 million. While capital expenditures in the Automotive segments are expected to remain comparable to those in 2000, the increase in spending is attributed to higher expenditures in the Aerospace & Information Systems segments. The Aerospace & Information Systems segments’ expenditures will be used for research and development of next-generation technologies, including high-frequency, indium phosphide integrated circuits for governmental and commercial applications, for support of major new contract awards and existing businesses and implementation of lean manufacturing cells. The Company will continue to focus on cost reduction efforts and invest in its Automotive segments’ growth businesses, including advanced braking systems, electrically assisted steering, advanced restraint systems, power rack and pinion steering and advanced electronic components.

On January 25, 2000, the Company established two committed revolving credit agreements in an aggregate amount of $3.3 billion with 29 banks. The first agreement for $2.3 billion was reduced during the second quarter of 2000 to $2 billion. On January 23, 2001, this agreement was amended and restated to $1.8 billion with 26 banks and will expire on January 22, 2002. The second agreement for $1 billion will expire on January 25, 2005.

During the first half of 2000, the Company increased its forward starting fixed interest rate swaps from $100 million in 1999 to $350 million, as a hedge of future long-term debt issuance.

During the first quarter of 2000 the Company issued $300 million of medium term notes due March 2002. The interest rate is a floating rate based on a three-month London Interbank Offered Rate (LIBOR). During the second quarter of 2000, the Company issued $500 million of 8.75% Notes due 2006 utilizing the universal shelf registration statement. In connection with the issuance of these Notes, $250 million of forward starting interest rate swaps were terminated at a gain of $7 million, which will be amortized over the life of the long-term debt as a reduction of interest expense. The proceeds from those offerings were used to reduce commercial paper. The remaining $100 million of forward starting interest rate swaps were changed to floating-to-fixed interest rate swaps maturing in 2005. The fair market value of these outstanding swap agreements was a liability of approximately $6 million at December 31, 2000.

The Company’s universal shelf capacity at December 31, 2000 was $1.7 billion. Securities that may be issued under this shelf registration statement include debt securities, common stock, warrants to purchase debt securities, warrants to purchase common stock, stock purchase contracts and stock purchase units.

At December 31, 2000, $100 million of short-term obligations were reclassified to long-term obligations as the Company intends to refinance the obligations on a long-term basis and has the ability to do so under its existing credit agreements.

TRW INC.	43

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

During 2000, the Company exceeded its goal to reduce net debt by $2.5 billion from the date of the LucasVarity acquisition to the end of 2000. Net debt decreased $2.9 billion subsequent to the acquisition, of which $1.9 billion was achieved in 2000. The Company intends to continue to achieve additional debt reduction through operating cash flow, working capital improvements, sale of noncore businesses, disposal of nonrevenue producing assets and management of expenditures.

During the first quarter of 2000, the Company monetized 2 million shares of its holdings in RFMD through the execution of three forward share sale agreements, maturing on various dates through February 2004. During August 2000, RFMD effected a 2-for-1 stock split, thereby doubling the number of shares currently held by the Company. The Company received cash proceeds of $168 million in consideration for its agreement to deliver up to 4 million shares of RFMD common stock, in the aggregate, upon maturity of the contracts.

Prior to the 2-for-1 stock split, the Company sold 2.2 million shares of RFMD common stock for $181 million during the first quarter of 2000 and 422,500 shares were sold for $44 million during the second quarter of 2000. At December 31, 2000, the Company owned approximately 23 million shares, including the 4 million shares the Company pledged to secure its obligations under the forward share sale agreements. The fair value of the Company’s investment in RFMD at December 31, 2000, excluding the effect of the forward share sale agreements, was approximately $635 million and has been reflected in the Balance Sheets in investments in affiliated companies.

During the third quarter of 2000, the Company monetized its holdings of 229,354 shares in Celera through the execution of a forward share sale agreement maturing in December 2003. The Company received cash proceeds of $18.6 million in consideration for its agreement to deliver up to 229,354 shares of Celera common stock, in the aggregate, upon maturity of the contract. The fair value of the Company’s investment in Celera at December 31, 2000, excluding the effect of the forward share sale agreement, was approximately $8 million and has been reflected in the Balance Sheets in investments in affiliated companies.

At December 31, 2000, the Company had a working capital deficiency of approximately $1.9 billion, primarily due to the issuance of debt incurred to purchase LucasVarity. Management believes that sufficient resources from funds generated by operations, dispositions and existing borrowing capacity, are available to maintain liquidity.

The Company is subject to inherent risks attributed to operating in a global economy. It is the Company’s policy to utilize derivative financial instruments to manage its interest rate and foreign currency exchange rate risks. When appropriate, the Company uses derivatives to hedge its exposure to short-term interest rate changes as a lower cost substitute for the issuance of fixed-rate debt and as a means of securing long-term, floating-rate debt. Also, the Company may use interest rate agreements in the management of interest rate exposure on debt issuances. The Company manages cash flow transactional foreign exchange risk pursuant to a written corporate policy. Forward contracts and, to a lesser extent, options are utilized to protect the Company’s cash flow from adverse movements in exchange rates.

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

Based on the Company’s interest rate exposure on variable rate borrowings at December 31, 2000, including fixed-rate borrowings exposed due to an interest rate swap, a one-percentage-point increase in the average interest rate on the Company’s variable rate borrowings would increase future interest expense by approximately $23 million per year. Based on the Company’s exposure to foreign currency exchange rate risk resulting from derivative foreign currency instruments outstanding at December 31, 2000, a 10 percent uniform strengthening in the value of the U.S. dollar relative to the currencies in which those derivative foreign currency instruments are denominated would result in a $105 million loss in fair value.

The Company’s sensitivity analyses of the effects of changes in interest rates and foreign currency exchange rates do not reflect the effect of such changes on the related hedged transactions or on other operating transactions. The Company’s sensitivity analyses of the effects of changes in interest rates and foreign currency exchange rates do not factor in a potential change in the level of variable rate borrowings or derivative instruments outstanding that could take place if these hypothetical conditions prevailed.

Management believes the Company’s current financial position and financing arrangements allow flexibility in worldwide financing activities and permit the Company to respond to changing conditions in credit markets. Management believes that funds generated from operations, divestitures and existing borrowing capacity are adequate to fund debt service requirements, capital expenditures, working capital including tax requirements, company-sponsored research and development programs and dividend payments to shareholders.

See the Financial Instruments and Debt and Credit Agreements notes to Financial Statements for further discussion of these matters.

44	TRW INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Contingencies

During 1996, the Company was advised by the United States Department of Justice (DOJ) that the Company had been named as a defendant in two lawsuits brought by a former employee of the Company’s former Space & Technology Group and originally filed under seal in 1994 and 1995, respectively, in the United States District Court for the Central District of California under the qui tam provisions of the civil False Claims Act. The Company cannot presently predict the outcome of these lawsuits, although management believes that their ultimate resolution will not have a material effect on the Company’s financial condition or results of operations.

TRW Vehicle Safety Systems Inc. (VSSI), a wholly-owned subsidiary of the Company, reported to the Arizona Department of Environmental Quality (ADEQ) in 1997, potential violations of the Arizona hazardous waste law at its Queen Creek, Arizona facility for the possible failure to properly label and dispose of wastewater that might be classified as hazardous waste. ADEQ, the United States Environmental Protection Agency (EPA), the DOJ and the Arizona State Attorney General conducted civil and criminal investigations into these potential violations, and the Company cooperated with these investigations. On January 18, 2001, TRW announced that VSSI entered into a proposed settlement agreement with the DOJ, the EPA, the State of Arizona and the ADEQ regarding these alleged violations. On February 27, 2001, following completion of a 30-day public comment period, the United States and the State of Arizona governments moved to enter the consent decree related to the proposed civil settlement, and the Company is awaiting a ruling on that motion by the U.S. District Court for the District of Arizona. The proposed civil settlement provides that VSSI will pay a civil fine of approximately $6 million and perform site remediation at its Queen Creek, Arizona facility, if necessary, and at a landfill site in Arizona. The landfill site remediation and other supplemental environmental programs VSSI has agreed to implement total approximately $7 million. VSSI expects to incur additional costs for remediation at its Queen Creek, Arizona facility. Separately, on January 18, 2001, VSSI also announced it had entered into a conditional criminal settlement with state and federal authorities under which VSSI would plead guilty to certain Resource Conservation and Recovery Act violations. The criminal settlement is expressly conditioned on completion of the civil settlement. If the conditional criminal settlement is finalized, the criminal fines would total $12 million. The Company has recorded reserves for possible penalties and environmental work that may be incurred.

On March 31, 2000, VSSI was served with a putative class action lawsuit filed in Maricopa County Superior Court in the State of Arizona. The lawsuit was filed on behalf of everyone living within a five-mile radius of the Company’s air bag manufacturing plant in Mesa, Arizona. The lawsuit alleges that emissions from the plant have caused health problems for residents living near the plant and that the Company concealed information about the potential health risks of its emissions. The lawsuit also alleges that animals and plant life have been injured or destroyed through significant exposure to toxic emissions. Plaintiffs are asking the court to require the Company to institute medical monitoring for the claimants, to conduct various studies regarding, among other things, the risks of sodium azide, to cease operations that release toxic substances into the air and to create a supervised fund to pay for medical screening and monitoring. Plaintiffs also are seeking attorneys’ fees and punitive damages. The Company believes there is no valid scientific basis for these claims and intends to defend itself vigorously. The Company timely removed the case to federal court and the plaintiffs’ motion to remand the case to state court was denied. The federal court also agreed with the Company’s position that the first issue to be resolved is class certification and initial discovery will be limited to issues related to whether the case should proceed as a class action. The Company will vigorously oppose class certification. The Company is not able to predict the outcome of this lawsuit at this time.

In October 2000, Kelsey-Hayes Company (formerly known as Fruehauf Corporation) was served with a grand jury subpoena relating to a criminal investigation being conducted by the U.S. Attorney for the Southern District of Illinois. The U.S. Attorney has informed the Company that the investigation relates to possible wrongdoing by Kelsey-Hayes Company and others involving certain loans made by Kelsey-Hayes Company’s then parent corporation to Fruehauf Trailer Corporation, the handling of the trailing liabilities of Fruehauf Corporation and actions in connection with the 1996 bankruptcy of Fruehauf Trailer Corporation. Kelsey-Hayes Company became a wholly-owned subsidiary of TRW upon TRW’s acquisition of LucasVarity in 1999. The Company is cooperating with the investigation and is unable to predict the outcome of the investigation at this time.

Refer to the Contingencies and Events Subsequent to Date of Report of Independent Auditors notes to Financial Statements for further discussion of these matters.

Euro Conversion

On December 31, 1998, certain member countries of the European Union irrevocably fixed the conversion rates between their national currencies and a common currency, the “Euro,” which became their legal currency on January 1, 1999. The participating countries’ former national currencies will continue to exist as denominations of the Euro until January 1, 2002.

TRW INC.	45

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The Company evaluated the business implications of conversion to the Euro, including the need to adapt internal systems to accommodate Euro-denominated transactions, including receipts and payments, the competitive implications of cross-border price transparency and other strategic implications. The Company established a Euro project team to manage changes required to conduct its business operations in compliance with Euro-related regulations. The Company’s exposure to foreign currency risk and the related use of derivative contracts to mitigate that risk is expected to be reduced as a result of conversion to the Euro.

The Company does not expect the conversion to the Euro to have a material effect on its financial condition or results of operations.

Current Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its amendments, Statements 137 and 138, in June 1999 and June 2000, respectively. The statements require the recognition of a derivative instrument as an asset or liability, based on its fair value. Derivatives that are not hedges are adjusted to fair value through net earnings. If the derivative is a hedge, depending on the nature of the hedge, the change in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through net earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. Because the statements allow certain foreign currency transactions to be accounted for as hedges, changes in the fair value of certain hedges of the Company, currently recorded in net earnings, will be recorded in other comprehensive income (loss).

Upon adoption on January 1, 2001, the Company will record an after tax charge for the cumulative effect of the accounting change of approximately $14 million in the Statements of Operations, principally attributed to the time value of the options used in the forward share sale agreements as described in the Financial Instruments note to Financial Statements. In addition, other comprehensive income (loss) will be reduced approximately $4 million to recognize the fair market value of cash flow hedges on interest rate swaps and to adjust the carrying value of foreign currency forward contracts to fair market value.

Forward-Looking Statements

Statements in this filing that are not statements of historical fact may be forward-looking statements. In addition, from time to time, the Company and its representatives make statements that may be forward-looking. All forward-looking statements involve risks and uncertainties. This section provides readers with cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause the Company’s actual results to differ materially from those contained in forward-looking statements made in this filing or otherwise made by, or on behalf of, the Company.

The following are some of the factors that could cause actual results to differ materially from estimates contained in the Company’s forward-looking statements:

The Company’s consolidated results could be affected by: unanticipated events and circumstances that may occur and render the Company’s acquisition of LucasVarity less beneficial to the Company than anticipated; the ability to continue technical innovation and the development of and demand for new products and contract awards; the ability to successfully develop commercial applications for the Company’s technologies; the ability to design and develop e-commerce initiatives for business systems and processes; pricing pressures from customers; the ability to reduce the level of outstanding debt from cash flow from operations and the proceeds from asset dispositions; the introduction of competing products or technology by competitors; the financial results of companies in which we have made technology investments; the availability of funding for research and development; the ability to meet performance and delivery requirements on systems for customers; the economic, regulatory and political instability of certain emerging countries; fluctuations in currency exchange rates; and the ability to attract and retain skilled employees with high-level technical competencies.

The Company’s automotive businesses also could be affected by: the ability to improve automotive margins; changes in consumer debt levels and interest rates; moderation or decline in the automobile build rate; work stoppages; customer recall and warranty claims; product liability issues; and changes to the regulatory environment regarding automotive safety.

The Company’s aerospace and information systems businesses also could be affected by: the level of defense funding by the government; the termination of existing government contracts; and the ability to develop and market products and services for customers outside of the traditional aerospace and information systems markets.

The above list of important factors is not exclusive. We caution that any forward-looking statement reflects only the beliefs of the Company or its management at the time the statement is made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

46	TRW INC.

MANAGEMENT AND AUDITORS’ REPORT

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

Management has established and is responsible for maintaining a system of internal accounting controls that it believes provides reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management’s authorization. The system is tested and evaluated regularly by the Company’s internal auditors as well as by the independent auditors in connection with their annual audit.

TRW has an audit committee composed of four independent Directors who are not members of management. The committee meets regularly with management, the internal auditors and the independent auditors in connection with its review of matters relating to the Company’s financial statements, the Company’s internal audit program, the Company’s system of internal accounting controls and the services of the independent auditors. The committee also meets with the internal auditors as well as the independent auditors, without management present, to discuss appropriate matters. The committee also recommends to the Directors the appointment of the independent auditors.

/s/ Joseph T. Gorman	/s/ Carl G. Miller	/s/ Thomas A. Connell

Joseph T. Gorman	Carl G. Miller	Thomas A. Connell

Chairman and	Executive Vice President and	Vice President and
Chief Executive Officer	Chief Financial Officer	Corporate Controller

January 22, 2001

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Shareholders and Directors, TRW Inc.

We have audited the accompanying consolidated balance sheets of TRW Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, cash flows and changes in shareholders’ investment for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TRW Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Ernst & Young LLP
Cleveland, Ohio

January 22, 2001

TRW INC.	47

FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS

TRW Inc. and subsidiaries
(In millions except per share data)
Years ended December 31	2000	1999	1998

Sales	$17,231	$16,969	$11,886

Cost of sales	14,520	14,020	9,865

Gross profit	2,711	2,949	2,021

Administrative and selling expenses	1,115	1,150	826

Research and development expenses	442	468	372

Interest expense	524	477	114

Amortization of goodwill and intangible assets	143	195	43

Purchased in-process research and development	12	85	—

Other (income) expense-net	(231)	(213)	(80)

Earnings before income taxes	706	787	746

Income taxes	268	318	269

Net earnings	$438	$469	$477

Per share of common stock

Diluted earnings per share	$3.51	$3.80	$3.83

Basic earnings per share	3.55	3.87	3.93

Dividends declared	1.36	1.32	1.28

See notes to financial statements.

48	TRW INC.

FINANCIAL STATEMENTS

BALANCE SHEETS

TRW Inc. and subsidiaries
(In millions)
December 31	2000	1999

Assets

Current assets

Cash and cash equivalents	$267	$228

Accounts receivable (net of allowances of $60 million in 2000 and $54 million in 1999)	2,328	2,480

Inventories

Finished products and work in-process	513	612

Raw materials and supplies	357	427

Total inventories	870	1,039

Prepaid expenses	149	202

Deferred income taxes	353	423

Net assets of acquired businesses held for sale	—	827

Total current assets	3,967	5,199

Property, plant and equipment-on the basis of cost

Land	145	139

Buildings	1,944	1,973

Machinery and equipment	5,826	5,914

	7,915	8,026

Less accumulated depreciation and amortization	4,328	4,132

Total property, plant and equipment-net	3,587	3,894

Intangible assets

Goodwill	3,547	3,743

Other intangible assets	975	948

	4,522	4,691

Less accumulated amortization	510	360

Total intangible assets-net	4,012	4,331

Investments in affiliated companies	1,040	1,185

Other notes and accounts receivable	283	257

Prepaid pension cost	2,902	2,876

Other assets	676	524

	$16,467	$18,266

Liabilities and shareholders’ investment

Current liabilities

Short-term debt	$1,450	$2,444

Accrued compensation	500	468

Trade accounts payable	1,795	1,638

Other accruals	1,475	1,277

Dividends payable	44	40

Income taxes	107	104

Current portion of long-term debt	489	758

Total current liabilities	5,860	6,729

Long-term liabilities	2,038	1,991

Long-term debt	4,765	5,369

Deferred income taxes	1,030	1,352

Minority interests in subsidiaries	123	113

Shareholders’ investment

Serial Preference Stock II (involuntary liquidation $6 million in 2000 and 1999)	—	—

Common stock (shares outstanding 124.2 million in 2000 and 122 million in 1999)	78	76

Other capital	472	465

Retained earnings	2,565	2,312

Treasury shares —cost in excess of par value	(472)	(549)

Accumulated other comprehensive income (loss)	8	408

Total shareholders’ investment	2,651	2,712

	$16,467	$18,266

See notes to financial statements.

TRW INC.	49

FINANCIAL STATEMENTS

STATEMENTS OF CASH FLOWS

TRW Inc. and subsidiaries
(In millions)
Years ended December 31	2000	1999	1998

Operating activities

Net earnings	$438	$469	$477

Adjustments to reconcile net earnings to net cash provided by operating activities

Depreciation and amortization	794	850	566

Pension income	(249)	(192)	—

Net gain on sale of nonoperating assets	(343)	(360)	—

Purchased in-process research and development	12	85	—

Asset impairment charges	96	153	—

Deferred income taxes	49	233	(223)

Other-net	32	132	8

Changes in assets and liabilities, net of effects of businesses acquired or divested

Accounts receivable	—	86	(27)

Inventories	85	115	(46)

Trade accounts payable	257	—	74

Prepaid expenses and other liabilities	(38)	(157)	(174)

Other-net	26	108	6

Net cash provided by operating activities	1,159	1,522	661

Investing activities

Capital expenditures including other intangibles	(742)	(865)	(625)

Net proceeds from divestitures	1,557	432	14

Acquisitions, net of cash acquired	(3)	(6,095)	(249)

Other-net	(19)	(186)	3

Net cash provided by (used in) investing activities	793	(6,714)	(857)

Financing activities

(Decrease) increase in short-term debt	(1,083)	1,486	(167)

Proceeds from debt in excess of 90 days	1,429	6,245	1,086

Principal payments on debt in excess of 90 days	(2,152)	(2,276)	(397)

Dividends paid	(167)	(160)	(154)

Acquisition of common stock	(4)	—	(184)

Other-net	51	40	26

Net cash (used in) provided by financing activities	(1,926)	5,335	210

Effect of exchange rate changes on cash	13	2	(1)

Increase in cash and cash equivalents	39	145	13

Cash and cash equivalents at beginning of year	228	83	70

Cash and cash equivalents at end of year	$267	$228	$83

Supplemental Cash Flow Information

Interest paid (net of amount capitalized)	$524	$456	$133

Income taxes paid (net of refunds)	168	168	391

See notes to financial statements.

50	TRW INC.

FINANCIAL STATEMENTS

STATEMENTS OF CHANGES IN SHAREHOLDERS’ INVESTMENT

	Serial					Accumulated
	Preference					Other	Total
TRW Inc. and subsidiaries	Stock II	Common	Other	Retained	Treasury	Comprehensive	Shareholders'
(In millions)	Series 1&3	Stock	Capital	Earnings	Shares	Income (Loss)	Investment

Balance at December 31, 1997	$1	$78	$450	$1,778	$(563)	$(120)	$1,624

Net earnings - 1998				477			477

Other comprehensive income (loss)

Foreign exchange gain, net of tax of $3 million						75	75

Unrealized gain on securities, net of tax of $10 million						18	18

Minimum pension liability, net of tax of $5 million						(11)	(11)

Total comprehensive income (loss)							559

Dividends declared

Preference				(1)			(1)

Common ($1.28 per share)				(154)			(154)

Purchase and sale of shares and other	(1)	(3)	7	3	(181)		(175)

Credits (charges) from issuance of treasury shares				(82)	82		—

Shares sold under stock options					25		25

Balance at December 31, 1998	—	75	457	2,021	(637)	(38)	1,878

Net earnings - 1999				469			469

Other comprehensive income (loss)

Foreign exchange loss, net of tax of $15 million						(121)	(121)

Unrealized gain on securities, net of tax of $305 million						566	566

Minimum pension liability, net of tax						1	1

Total comprehensive income (loss)							915

Dividends declared

Preference				(1)			(1)

Common ($1.32 per share)				(160)			(160)

ESOP funding					44		44

Purchase and sale of shares and other		1	8	(1)	(3)		5

Credits (charges) from issuance of treasury shares				(16)	16		—

Shares sold under stock options					31		31

Balance at December 31, 1999	—	76	465	2,312	(549)	408	2,712

Net earnings - 2000				438			438

Other comprehensive income (loss)

Foreign exchange loss, net of tax of $167 million						(247)	(247)

Unrealized loss on securities, net of tax of $77 million						(143)	(143)

Minimum pension liability, net of tax of $5 million						(10)	(10)

Total comprehensive income (loss)							38

Dividends declared

Preference				(1)			(1)

Common ($1.36 per share)				(169)			(169)

ESOP funding		1			33		34

Purchase and sale of shares and other		1	7		(7)		1

Credits (charges) from issuance of treasury shares				(15)	15		—

Shares sold under stock options					36		36

Balance at December 31, 2000	$—	$78	$472	$2,565	$(472)	$8	$2,651

See notes to financial statements.

TRW INC.	51

NOTES TO FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation —The financial statements include the accounts of the Company and its subsidiaries. Investments in affiliated companies are accounted for by the equity or cost method, as appropriate. The consolidated financial statements reflect the consolidated results of LucasVarity’s operations and cash flows subsequent to the date of acquisition, March 25, 1999.

Use of estimates —The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of December 31, 2000 and 1999, and reported amounts in the Statements of Operations for the years ended December 31, 2000, 1999 and 1998. Actual results could differ from those estimates.

Revenue recognition —The Company recognizes revenue, other than on long-term contracts, when title is transferred to the customer. For long-term contracts, the percentage-of-completion (cost-to-cost) method is used to estimate sales under fixed-price and fixed-price incentive contracts. Sales under cost-reimbursement contracts are recorded as costs are incurred. Fees based on cost, award fees and incentive fees are included in sales at the time such amounts are reasonably estimable. Losses on contracts are recognized when determinable. Due to the nature and complexities of the Company’s business, where contracts contain both elements of products and services, it is not practical to segregate the sales and cost of sales elements of the contracts between products and services or to collect financial information for the components in the Company’s current financial systems.

Accounts receivable —Accounts receivable at December 31, 2000 and 1999, included $705 million and $641 million, respectively, related to long-term contracts, of which $306 million and $178 million, respectively, were unbilled. Unbilled costs and fees represent sales earned and billable in the following month as well as sales earned but not billable under terms of the contracts. A substantial portion of such amounts is expected to be billed during the following year. Retainage receivables and receivables subject to negotiation were not significant.

Inventories —Inventories are stated at the lower of cost, principally the first-in, first-out (FIFO) method, or market. Inventories related to long-term contracts were not significant at December 31, 2000 and 1999.

Depreciation —Depreciation is computed over the assets’ estimated useful lives, using the straight-line method for the majority of the Company’s depreciable assets. The remaining assets are depreciated using accelerated methods. The estimated useful lives of buildings, machinery and equipment, and computers and other office equipment are between 30-40 years, 8-12 years and 3-5 years, respectively. Depreciation expense was $628 million, $718 million and $520 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Intangible assets —Intangible assets are stated on the basis of cost and are being amortized by the straight-line method over the estimated future periods to be benefited, except for goodwill prior to 1971, $48 million, which is not being amortized as there is no indication of diminished value. Goodwill acquired after 1970 is being amortized over periods primarily ranging from 6 to 40 years. Other intangible assets includes capitalized internal-use software and other identifiable intangible assets acquired through acquisitions, including core and developed technology and workforce. Capitalized internal-use software is being amortized over periods not to exceed 10 years. Other identifiable intangible assets are being amortized primarily over 5 to 30 years. The carrying value of intangible assets is assessed for impairment on a quarterly basis.

Asset impairment —The Company records impairment losses on long-lived and intangible assets when events and circumstances indicate that the assets may be impaired and the undiscounted net cash flows estimated to be generated by those assets are less than their carrying amounts. If the future undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are adjusted to their fair values.

Cost basis equity affiliates —The Company’s investments in affiliated companies includes equity securities, accounted for using the cost method, which are classified as available-for-sale. These securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses, net of tax, are reported as a separate component of accumulated other comprehensive income(loss) in shareholders’ investment until realized. A decline in the value of any investment below cost that is deemed other than temporary is charged to earnings.

Environmental costs —The Company participates in environmental assessments and remedial efforts at operating facilities, previously owned or operated facilities, and Superfund or other waste sites. Costs related to these locations are accrued when it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated. Estimated costs are recorded at undiscounted amounts, based on experience and assessments, and are regularly evaluated as efforts proceed. Insurance recoveries are recorded as a reduction of environmental costs when fixed and determinable.

Issuance of an equity affiliate’s stock —The Company includes gains or losses arising from the issuance of a subsidiary’s or equity affiliate’s stock in other (income)expense-net.

52	TRW INC.

NOTES TO FINANCIAL STATEMENTS

Treasury stock —The Company’s purchases of shares of TRW common stock are recorded as treasury stock and result in a reduction of shareholders’ investment. When treasury shares are issued, the excess of the purchase price over the issuance price, using the first-in, first out method, is reported as a reduction of retained earnings.

Reclassifications —Certain amounts in the prior year financial statements and related notes have been reclassified to conform with the 2000 presentation.

New accounting pronouncements —In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements,” which summarizes the staff’s views regarding the application of generally accepted accounting principles to the recognition, presentation and disclosure of revenue in financial statements. The Company implemented SAB No. 101 in the fourth quarter of 2000. There was no impact on the Company’s financial position or results of operations as a result of the adoption.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its amendments, Statements 137 and 138, in June 1999 and June 2000, respectively. The statements require the recognition of a derivative instrument as an asset or liability, based on its fair value. Derivatives that are not hedges are adjusted to fair value through net earnings. If the derivative is a hedge, depending on the nature of the hedge, the change in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through net earnings or recognized in other comprehensive income(loss) until the hedged item is recognized in earnings. Because the statements allow certain foreign currency transactions to be accounted for as hedges, changes in the fair value of certain hedges of the Company, currently recorded in net earnings, will be recorded in other comprehensive income(loss).

Upon adoption on January 1, 2001, the Company will record an after tax charge for the cumulative effect of the accounting change of approximately $14 million in the Statements of Operations, principally attributed to the time value of the options used in the forward share sale agreements, as further described in the Financial Instruments note. In addition, other comprehensive income(loss) will be reduced approximately $4 million to recognize the fair market value of cash flow hedges on interest rate swaps and to adjust the carrying value of foreign currency forward contracts at fair market value.

RESEARCH AND DEVELOPMENT

(In millions)	2000	1999	1998

Customer-funded	$1,145	$1,249	$1,425

Company-funded

Research and development	442	468	372

Product development	435	432	346

	877	900	718

	$2,022	$2,149	$2,143

Customer-funded research and development projects are an integral part of the Space & Electronics and Systems & Information Technology segments. The related costs are included in cost of sales. Company-funded research and development programs include research and development for commercial products and independent research and development and bid and proposal work related to government products and services. A portion of the cost incurred for independent research and development and bid and proposal work by the Space & Electronics and Systems & Information Technology segments is recoverable through overhead charged to government contracts. Product development costs include engineering and field support for customer requirements. Product development costs are expensed as incurred and included in cost of sales.

The 2000 and 1999 amounts exclude charges of $12 million and $85 million, respectively, for purchased in-process research and development.

TRW INC.	53

NOTES TO FINANCIAL STATEMENTS

ACQUISITIONS

Endwave Corporation

On March 31, 2000, TRW Milliwave Inc. (Milliwave), a wholly-owned subsidiary of the Company, and Endgate Corporation (Endgate) merged and formed Endwave Corporation (Endwave). The financial statements of Endwave were consolidated with the Company’s financial statements as the Company had a 52.6 percent ownership interest in Endwave.

The merger was accounted for as a purchase. Assets and liabilities of Endgate were recorded at their respective fair values, as determined by an independent appraisal. In-process research and development (IPR&D) was determined using the income approach under the proportional method. The purchase price allocation resulted in a charge of $12 million, $6 million after the effect of minority interest, for the fair value of five acquired IPR&D projects that had not reached technological feasibility and had no alternative future use; $16 million for core and developed technology; $7 million for other identifiable intangible assets; $25 million for operating assets and liabilities; and goodwill of approximately $79 million. Goodwill and identifiable intangible assets are being amortized on a straight-line basis over six years. The Company recorded a net gain of $53 million, $35 million after tax, for the excess of fair value of the Company’s ownership interest in Endgate that exceeded the book value of Milliwave.

During the fourth quarter of 2000, Endwave completed an initial public offering and as a result, the Company recorded a before tax gain on the sale of shares of $22 million, $15 million after tax. At December 31, 2000 the Company’s ownership interest was approximately 41 percent. The investment has been accounted for on the equity method subsequent to the initial public offering.

LucasVarity

On March 25, 1999, the Company acquired LucasVarity Limited (LucasVarity), formerly known as LucasVarity plc, for approximately $6.8 billion in cash and assumed net debt. The transaction was accounted for as a purchase. Assets and liabilities were recorded based on their respective fair values. The purchase price allocation resulted in an $85 million charge to earnings, with no income tax benefit, for the fair value of acquired IPR&D that had not reached technological feasibility and had no future alternative use and $517 million of identifiable intangible assets, including intellectual property and workforce. The purchase price allocation also included incremental fair value adjustments of approximately $1.5 billion for prepaid pension cost, primarily from an overfunded pension plan, $200 million for the valuation of fixed rate debt and the write-up of inventory of $30 million and fixed assets of $137 million.

The fair value of IPR&D was determined by an independent valuation using the income approach under the proportional method. The following projects were included in the valuation: next generation caliper of $26 million, next generation anti-lock braking systems (ABS) of $23 million, aerospace engine controls of $18 million, electro hydraulic braking of $12 million and electrical parking brake of $6 million. The fair value of identifiable intangible assets was also determined by an independent valuation, primarily using the income approach. A risk adjusted discount rate of 18 percent representing the cost of capital and a premium for the risk was used to discount the projects’ cash flows. Operating margins were assumed to be similar to historical margins of similar products. The size of the applicable market was verified for reasonableness with outside research sources. The projects were in various stages of completion, ranging from approximately 40 to 80 percent complete as of the valuation date. The stage of completion for each project was estimated by evaluating the cost to complete, complexity of the technology and time to market. The projects were anticipated to be completed by 2002. The estimated cost to complete the projects was $65 million.

As of December 31, 2000, the next generation caliper project was completed and one of the aerospace engine control programs with the valuation of IPR&D of $7 million was discontinued. The next generation anti-lock braking systems and electro hydraulic braking projects have been delayed eight and sixteen months, respectively. The Company currently anticipates that the projects will be completed as budgeted. Any delay or cancellation of the projects would not have a material adverse impact on the results of operations or the financial condition of the Company.

Total restructuring costs for the automotive, aerospace and corporate LucasVarity businesses, primarily severance, recorded in the purchase price allocation were $108 million, of which $56 million was paid in 2000 and $29 million was paid in 1999. The balance of $23 million is expected to be paid through the first quarter of 2002.

54	TRW INC.

NOTES TO FINANCIAL STATEMENTS

The final allocation of the purchase price is summarized as follows:

(In millions)

Cash purchase price	$6,715

Cash and cash equivalents	781

Accounts receivable	883

Inventory	529

Net assets of businesses held for sale	872

Prepaid expenses	137

Current deferred income taxes	105

Property, plant and equipment	1,248

Intangible assets	517

Prepaid pension cost	2,399

Other assets	523

7,994

Accounts payable	(700)

Other accruals	(1,235)

Debt	(877)

Long-term liabilities	(790)

Long-term deferred income taxes	(642)

(4,244)

Minority interest	(28)

Purchased in-process research and development	85

Goodwill	$2,908

Goodwill is being amortized on a straight-line basis over 40 years. Identifiable intangible assets are being amortized on a straight-line basis over useful lives ranging from 5 to 30 years.

Pro forma sales, net earnings and diluted earnings per share for the year ended December 31, 1999 were $18.6 billion, $624 million and $5.05 per share, respectively. The pro forma financial information assumes the LucasVarity acquisition occurred as of the beginning of the year, after giving effect to certain adjustments, including the amortization of intangible assets, interest expense on acquisition debt, depreciation based on the adjustments to the fair market value of the property, plant and equipment acquired, write-off of purchased IPR&D, incremental pension income and related income tax effects. The pro forma results have been prepared for informational purposes only and are not necessarily indicative of the results of operations which may occur in the future or that would have occurred had the acquisition of LucasVarity been effected on the date indicated. The pro forma results do not include the effects of companies divested subsequent to the date of acquisition.

DIVESTITURES

During the first quarter of 2000, the Company substantially completed the disposition of Lucas Diesel Systems and completed the dispositions of the remaining LucasVarity wiring business and Nelson Stud Welding and Australian steering businesses. Sales of the businesses divested included in the December 31, 2000, 1999 and 1998 Statements of Operations are approximately $56 million, $1,018 million and $118 million, respectively. Cash proceeds from the businesses divested were $910 million. The Company’s investment in the LucasVarity wiring companies and Lucas Diesel Systems operations is included in the balance sheet caption net assets of acquired businesses held for sale at December 31, 1999.

TRW INC.	55

NOTES TO FINANCIAL STATEMENTS

RESTRUCTURINGS AND ASSET IMPAIRMENTS

On July 29, 1998, the Company announced actions intended to enhance the automotive businesses’ profit margin, which would result in before tax charges of approximately $150 million by the end of 2000. In 2000, 1999 and 1998 before tax charges of $56 million, $80 million and $24 million, respectively, were recorded for plant closings, severance costs and asset impairments. Other accruals relating to severance costs and plant closings at December 31, 2000 and 1999 were $32 million and $35 million, respectively. For the year ended December 31, 2000, $16 million, which was recorded in administrative and selling expenses, was used for severance payments; and $43 million, which was recorded in cost of sales, was used for plant closings, including severance associated with the plant closings. During 1999, $7 million, which was recorded in administrative and selling expenses, was used for severance payments; and $56 million, which was recorded in cost of sales, was used for plant closings, including severance associated with the plant closings, and asset impairments. During 1998, $6 million, which was recorded in administrative and selling expenses, was used for severance payments. The balance of $32 million will be used primarily for severance costs and plant closings in 2001, thereby completing the program.

During the third quarter of 2000, the Company announced plans to consolidate operations of its Mesa air bag manufacturing facilities. As a result, the Company recorded an asset impairment and a restructuring charge of approximately $52 million and $3 million, respectively, in cost of sales. A comparison of projected future cash flows for the Mesa facility to the carrying value of the assets indicated that the assets were impaired. Property, plant and equipment were written down to fair value on the basis of discounted estimated future cash flows and future salvage value of the assets. Included in the restructuring charge are costs associated with future lease obligations. The Company expects the consolidation plan to be completed by the first half of 2002.

In the fourth quarter of 2000, the Company announced that it would incur charges primarily for the reorganization and downsizing of the Company’s aftermarket business and recorded a before tax charge of $26 million, of which $16 million was recorded in administrative and selling expenses and the remainder was recorded in cost of sales. Other accruals at December 31, 2000 included $15 million for severance and plant closings costs relating to the reorganization and downsizing. The Company expects these actions to be completed during the first half of 2001. In addition, as a result of a loss of several existing and future contracts at an engine components facility, the Company recorded an asset impairment charge of $15 million in cost of sales. A comparison of projected future cash flows for the facility to the carrying value of the assets indicated that the assets were impaired. Property, plant and equipment were written down to fair value.

OTHER (INCOME) EXPENSE-NET

(In millions)	2000	1999	1998

Net gain on sale of nonoperating assets	$(343)	$(362)	$—

ICO Global investment write-off	—	79	—

Claims and litigation	68	—	—

Write-down of technology investment	26	—	—

LucasVarity related expenses	—	50	—

Patent litigation settlement	—	—	(49)

Earnings of affiliates	(3)	(14)	(5)

Foreign currency exchange	52	66	7

Minority interests	18	23	11

Miscellaneous other (income) expense	(49)	(55)	(44)

	$(231)	$(213)	$(80)

Net gain on sale of nonoperating assets in 2000 primarily includes gains of $217 million relating to the sales of RF Micro Devices, Inc. (RFMD) common stock and a gain of $23 million from the exchange of the Company’s interest in Paracel Inc., an affiliate, for shares in Applera Corporation — Celera Genomics Group (Celera). In addition, the Company recorded a gain of $79 million relating to the Endwave transactions. Net gain on sale of nonoperating assets in 1999 primarily includes gains of $306 million relating to sales of RFMD common stock and a gain of $29 million from the issuance of RFMD common stock in a registered public offering.

56	TRW INC.

NOTES TO FINANCIAL STATEMENTS

OPERATING SEGMENTS

The Company is a United States-based company providing advanced technology products and services for the automotive and aerospace and information systems markets. The Company reports in seven operating segments. The Company’s automotive businesses are reported as Occupant Safety Systems, Chassis Systems, Automotive Electronics and Other Automotive segments. The Company’s aerospace and information systems’ businesses are reported as Space & Electronics, Systems & Information Technology and Aeronautical Systems segments.

The principal markets for the Company’s automotive products are the North American, European and Asian original equipment manufacturers and independent distributors. The Aerospace & Information Systems segments primarily offer products and services to the United States Government, agencies of the United States Government, state and local governments and international and commercial customers.

A description of the products and services provided by each of the operating segments follows.

Occupant Safety Systems — inflatable restraint systems, including driver, passenger, side, knee and rollover air bags; seat belt systems, including front and rear pretensioners; and steering wheels.

Chassis Systems — steering systems and components, including hydraulic and electrically assisted power and manual rack and pinion steering for light vehicles; light vehicle braking systems, including foundation, actuation and anti-lock braking systems (ABS); vehicle stability controls (VSC); chassis modules and integrated vehicle control systems (IVCS); suspension components; and aftermarket operations, including parts, service and technical and diagnostic support.

Automotive Electronics — body control systems, safety and security systems, chassis and powertrain controls, sensors and components and engineered fasteners. A majority of the sensors and components business was divested during the fourth quarter of 2000.

Other Automotive — engine valves and valve train parts; power steering systems and suspension components for commercial vehicles; diesel systems including fuel injection systems comprised of mechanical rotary pumps, fuel injectors and filters for fully-integrated electronically-controlled systems; stud welding systems and metal fasteners; and wiring systems. Stud welding systems, wiring systems and a majority of diesel systems were divested in the first quarter of 2000.

Space & Electronics — spacecraft, including the design and manufacture of spacecraft equipment, propulsion subsystems, electro-optical and instrument systems, spacecraft payloads, high-energy lasers and laser technology and other high-reliability components; and electronic systems, equipment, components and services, including the design and manufacture of space communications systems, avionics systems, commercial telecommunications and other electronic technologies for tactical and strategic applications.

Systems & Information Technology — systems engineering, systems integration, software development, modeling and simulation, test and evaluation, training, operations, logistics and information technology for high technology systems, products and services in the fields of command and control, strategic missiles, missile and air defense, airborne reconnaissance, unmanned aerial vehicles, intelligence management and processing, earth observation, nuclear waste management, air traffic control, counterterrorism, physical and information security, criminal justice, health and human services, integrated supply chain, warehousing, logistics, tax and finance. The warehousing business was discontinued or sold by the end of 2000.

Aeronautical Systems — engine controls, power generation, flight controls, nacelle actuation, power transmission, cargo systems, hoists and winches, missile actuation and comprehensive equipment services.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company evaluates operating performance based on profit before taxes and total assets net of segment current operating liabilities. Prepaid pension cost and the related pension income for corporate and divested operations, unrealized gains on securities for affiliate investments accounted for using the cost method, debt and related interest expense, interest related to the other postretirement benefit liability, currently payable income taxes, current deferred income taxes, long-term deferred income taxes in 1998 and corporate staff expenses are maintained at the corporate level and are not a component of the operating segment results.

As a result of the dispositions of Lucas Diesel Systems, Nelson Stud Welding and a LucasVarity wiring company, segment assets for the Other Automotive segment decreased by approximately $925 million during 2000. Segment assets for 1999 have been restated to include a portion of the prepaid pension cost attributable to the segments that was previously reflected as a component of the segment asset reconciliation.

TRW INC.	57

NOTES TO FINANCIAL STATEMENTS

Financial information for the operating segments for each of the three years ended December 31 is as follows:

	Occupant					Systems &
	Safety	Chassis	Automotive	Other	Space &	Information	Aeronautical
(In millions)	Systems	Systems	Electronics	Automotive	Electronics	Technology	Systems	Total

2000

Sales to external customers	$2,803	$5,681	$1,664	$846	$1,880	$3,252	$1,105	$17,231

Intersegment sales	1	14	91	5	56	131	—	298

Profit before taxes	59	290	94	65	459	209	152	1,328

Unusual items-income (expense) included in profit	(101)	(98)	(17)	4	295	(4)	—	79

Segment assets	1,147	3,466	1,206	278	568	564	1,689	8,918

Depreciation and amortization	154	290	84	45	89	45	67	774

Capital expenditures including other intangibles	105	297	62	37	148	41	50	740

1999

Sales to external customers	$3,009	$5,077	$1,632	$1,610	$1,870	$2,869	$902	$16,969

Intersegment sales	3	12	81	59	29	111	—	295

Profit before taxes	187	299	114	115	500	86	123	1,424

Unusual items-income (expense) included in profit	(9)	(76)	(14)	(1)	256	(99)	—	57

Segment assets	1,498	4,024	1,424	1,276	385	556	1,927	11,090

Depreciation and amortization	173	266	81	105	103	58	49	835

Capital expenditures including other intangibles	142	302	88	132	101	41	55	861

1998

Sales to external customers	$3,042	$2,201	$1,137	$821	$1,922	$2,763	$—	$11,886

Intersegment sales	4	11	40	3	40	115	—	213

Profit before taxes	257	129	73	84	266	192	—	1,001

Unusual items-income (expense) included in profit	—	(7)	(13)	(4)	34	(26)	—	(16)

Segment assets	1,605	809	529	373	366	874	—	4,556

Depreciation and amortization	184	109	57	46	95	61	—	552

Capital expenditures including other intangibles	161	145	95	55	115	48	—	619

58	TRW INC.

NOTES TO FINANCIAL STATEMENTS

The Company accounts for intersegment sales or transfers at current market prices for the Automotive segments and at cost for the Aerospace & Information Systems segments. Sales to agencies of the United States Government, primarily by the Space & Electronics and Systems & Information Technology segments, were $4,497 million in 2000, $4,248 million in 1999 and $4,119 million in 1998. Sales to Ford Motor Company by the four Automotive segments were $2,080 million in 2000, $2,143 million in 1999 and $1,423 million in 1998.

Reconciliations of the items reported for the operating segments to the applicable amounts reported in the consolidated financial statements are as follows:

(In millions)	2000	1999	1998

Profit before taxes	$1,328	$1,424	$1,001

Purchased in-process research and development	(12)	(85)	—

Financing cost	(531)	(531)	(119)

Pension income	217	180	—

Corporate expense and other	(296)	(201)	(136)

Earnings before income taxes	$706	$787	$746

(In millions)	2000	1999	1998

Segment assets	$8,918	$11,090	$4,556

Segment current operating liabilities	3,142	2,497	1,843

Current deferred taxes	353	423	179

Long-term deferred taxes	—	—	33

Prepaid pension cost	2,280	2,220	171

Unrealized gain on securities	576	917	46

Segment eliminations and adjustments	171	272	122

Corporate and other	1,027	847	390

Total assets	$16,467	$18,266	$7,340

Information concerning principal geographic areas for and as of the three years ended December 31 is as follows:

	United		United
(In millions)	States	Germany	Kingdom	All Other	Total

Sales from external customers
2000	$10,287	$1,804	$1,447	$3,693	$17,231

1999	9,726	1,873	2,079	3,291	16,969

1998	7,658	1,562	452	2,214	11,886

Property, plant and equipment-net
2000	$1,770	$460	$450	$907	$3,587

1999	1,934	525	515	920	3,894

1998	1,491	497	124	571	2,683

Sales are attributable to geographic areas based on the location of the assets generating the sales. Inter-area sales are not significant to the total sales of any geographic area.

TRW INC.	59

NOTES TO FINANCIAL STATEMENTS

CASH AND CASH EQUIVALENTS

(In millions)	2000	1999

Cash and cash equivalents	$203	$228

Short-term securities	64	—

	$267	$228

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Short-term securities are stated at fair value based on quoted market prices.

FINANCIAL INSTRUMENTS

Forward exchange contracts —The Company enters into forward exchange contracts that hedge firm foreign currency commitments, anticipated transactions and certain intercompany transactions. At December 31, 2000, the Company had contracts outstanding with a notional amount of $1.4 billion, denominated principally in the U.S. dollar, the Euro, the Canadian dollar and the British pound, maturing at various dates through April 2007. Contracts outstanding increased from $1 billion at December 31, 1999, primarily due to the hedging of foreign currency exposures associated with the aerospace business.

The fair market value of the forward exchange contracts were assets of approximately $11 million at December 31, 2000 and $75 million at December 31, 1999. Changes in market value of the contracts that hedge firm foreign currency commitments and intercompany transactions are generally included in the basis of the transactions. Changes in the market value of the contracts that hedge anticipated transactions are generally recognized in earnings.

Foreign exchange contracts are placed with a number of major financial institutions to minimize credit risk. No collateral is held in relation to the contracts, and the Company anticipates that these financial institutions will satisfy their obligations under the contracts.

Fair values of financial instruments -

	2000		1999

	Carrying	Fair	Carrying	Fair
(In millions)	Value	Value	Value	Value

Cash and cash equivalents	$267	$267	$228	$228

Short-term debt	1,450	1,450	2,444	2,444

Floating rate long-term debt	492	489	1,782	1,782

Fixed rate long-term debt	4,762	4,439	4,345	4,145

Forward currency exchange contracts —asset	12	11	73	75

Interest rate swaps —(liability)	—	(6)	—	(3)

Forward share sale agreements —(liability)	(76)	(104)	—	—

The fair value of long-term debt was estimated using a discounted cash flow analysis based on the Company’s current borrowing rates for similar types of borrowing arrangements. The fair value of interest rate hedges and forward currency exchange contracts is estimated based on quoted market prices of offsetting contracts. The fair value of the forward share sale agreements was estimated using a discounted cash flow analysis of the liability portion of the contracts that was added to a market estimate of the ceiling and floor prices based on a Black-Scholes pricing model.

Interest rate swap agreements —In addition to the $525 million interest rate swaps outstanding at December 31, 1999, of which $100 million was forward starting, the Company entered into four $50 million forward starting fixed interest rate swaps as a hedge of future long-term debt issuance during the first quarter of 2000. During the second quarter of 2000, the Company entered into a $50 million forward starting fixed interest rate swap as a hedge of future long-term debt issuance. In connection with the issuance of $500 million of 8.75% Notes due 2006, the Company terminated $250 million of forward starting fixed interest rate swaps at a gain of $7 million. The gain will be amortized as a reduction of interest expense over the life of the long-term debt. During the third quarter of 2000, the Company’s obligation on two $50 million forward starting fixed interest rate swaps was changed to two $50 million interest rate swaps in which the Company pays a fixed rate and receives a floating rate. Interest rate swap agreements outstanding at December 31, 2000 were $525 million.

60	TRW INC.

NOTES TO FINANCIAL STATEMENTS

The fair market value of the total outstanding interest rate swap agreements was a liability of approximately $6 million at December 31, 2000. Net payments or receipts under the agreements will be recognized as an adjustment to interest expense. The agreements were entered into with major financial institutions. The Company anticipates that the financial institutions will satisfy their obligations under the agreements. No collateral is held in relation to the agreements.

Forward share sale agreements —During the first quarter of 2000, the Company monetized 2 million shares of its holdings in RFMD through the execution of three forward share sale agreements maturing in February 2003, August 2003 and February 2004. During August 2000, RFMD effected a 2-for-1 stock split, thereby doubling the number of shares currently held by the Company. The Company received cash proceeds of $168 million in consideration for its agreement to deliver up to 4 million shares of RFMD common stock, in the aggregate, upon maturity of the contracts. The actual number of shares to be delivered upon maturity of each agreement will be determined on the basis of a formula set forth in the agreements, comparing the average closing price of the shares for the five trading days preceding the maturity date to the floor price per share. The proceeds from the transactions were used to pay down short-term debt. The up-front proceeds were reduced by a discount of approximately $48 million that is being amortized as interest expense using the effective interest rate method over the life of the agreements. Through the setting of a floor and ceiling price, the forward share sale agreements eliminate the Company’s exposure to downside market risk, and at the same time, enable the Company to retain potential market appreciation up to the respective ceiling price. Certain terms of the agreements, as restated for the 2-for-1 stock split, are summarized below:

	February	August	February
	2003	2003	2004
	Agreement	Agreement	Agreement

Number of shares	1,333,334	1,333,334	1,333,332

Floor price per share	$54	$54	$54

Ceiling price per share	79	86	93

Up-front proceeds as a percent of floor price	80%	78%	75%

The investment in RFMD and the monetization liability are carried at fair market value. Changes in fair market value of the Company’s shares of RFMD, including the 4 million shares monetized, are recorded in the other comprehensive income(loss) component of shareholders’ investment.

Prior to the 2-for-1 stock split, the Company sold 2.2 million shares of RFMD common stock for $181 million during the first quarter of 2000 and 422,500 shares were sold for $44 million during the second quarter of 2000. At December 31, 2000, the Company owned approximately 23 million shares, including the 4 million shares the Company pledged to secure its obligations under the forward share sale agreements. The fair value of the Company’s investment in RFMD at December 31, 2000, excluding the effect of the forward share sale agreements, was approximately $635 million and has been reflected in the Balance Sheets of the Company in investments in affiliated companies.

During the third quarter of 2000, the Company monetized its holdings of 229,354 shares in Celera through the execution of a forward share sale agreement maturing in December 2003. The Company received cash proceeds of $18.6 million in consideration for its agreement to deliver up to 229,354 shares of Celera common stock, in the aggregate, upon maturity of the contract. The actual number of shares to be delivered upon maturity will be determined on the basis of a formula set forth in the agreement, comparing the closing price of the shares on the maturity date to the floor price per share. The proceeds from the transaction were used to pay down short-term debt. The up-front proceeds were 80% of the floor value of the shares. The $4.7 million discount is being amortized as interest expense over the life of the agreement. Through the setting of a floor and ceiling price, the forward share sale agreement eliminates the Company’s exposure to downside market risk, and at the same time, enables the Company to retain potential market appreciation up to the respective ceiling price. The floor and ceiling price per share is $102 and $176, respectively.

The investment in Celera and the monetization liability are carried at fair market value. Changes in fair market value of the Company’s shares of Celera are recorded in the other comprehensive income(loss) component of shareholders’ investment. The fair value of the Company’s investment in Celera at December 31, 2000, excluding the effect of the forward share sale agreement, was approximately $8 million and has been reflected in the Balance Sheets of the Company in investments in affiliated companies.

TRW INC.	61

NOTES TO FINANCIAL STATEMENTS

INCOME TAXES

Earnings before income taxes

(In millions)	2000	1999	1998

U.S	$638	$653	$534

Non-U.S	68	134	212

	$706	$787	$746

Provision for income taxes

(In millions)	2000	1999	1998

Current

U.S. federal	$141	$131	$359

Non-U.S	64	32	86

U.S. state and local	4	2	28

	209	165	473

Deferred

U.S. federal	34	65	(196)

Non-U.S	25	75	(10)

U.S. state and local	—	13	2

	59	153	(204)

	$268	$318	$269

Effective income tax rate

	2000	1999	1998

U.S. statutory income tax rate	35.0%	35.0%	35.0%

Nondeductible expenses	1.8	.8	.9

U.S. state and local income taxes net of U.S. federal tax benefit	.3	1.9	2.6

Non-U.S. tax rate variances net of foreign tax credits	(.4)	(.8)	2.1

Prior years’ adjustments	(1.2)	(.2)	(.3)

Purchased in-process research and development	.3	3.8	—

Other	2.2	—	(4.2)

	38.0%	40.5%	36.1%

62	TRW INC.

NOTES TO FINANCIAL STATEMENTS

The effective tax rate in 2000 was 38 percent compared with 40.5 percent in 1999. Excluding the IPR&D charges in 2000 and 1999, and nondeductible penalties in 2000, for which there is no income tax benefit, the 2000 and 1999 effective tax rates would have been 36.7 and 36.5 percent, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2000 and 1999, the Company had unused tax benefits of $132 million and $187 million, respectively, related to U.S. and non-U.S. net operating loss carryforwards for income tax purposes, of which $81 million and $124 million can be carried forward indefinitely and the balance expires at various dates through 2004. A valuation allowance at December 31, 2000 and 1999, of $111 million and $150 million, respectively, has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefit of the loss carryforwards.

It is the Company’s intention to reinvest undistributed earnings of certain non-U.S. subsidiaries, thereby indefinitely postponing their remittance. Accordingly, deferred income taxes have not been provided for accumulated undistributed earnings of $466 million at December 31, 2000.

	Deferred tax assets		Deferred tax liabilities

(In millions)	2000	1999	2000	1999

Pensions and postretirement benefits other than pensions	$394	$406	$1,014	$938

Completed contract method of accounting for long-term contracts	—	—	185	191

Service contracts	—	—	41	21

State and local taxes	—	2	28	3

Reserves and accruals	289	252	—	6

Depreciation and amortization	—	—	208	192

Insurance accruals	38	36	—	—

U.S. net operating loss carryforwards	31	53	—	—

Non-U.S. net operating loss carryforwards	102	134	—	—

Available-for-sale equity securities	—	—	244	321

Foreign currency translation	181	—	—	—

Other	165	103	46	93

	1,200	986	1,766	1,765

Valuation allowance for deferred tax assets	(111)	(150)	—	—

	$1,089	$836	$1,766	$1,765

TRW INC.	63

NOTES TO FINANCIAL STATEMENTS

PENSION PLANS

The Company has defined benefit pension plans for substantially all employees. The following table provides a reconciliation of the changes in the plans’ benefit obligations and fair value of assets over the two-year period ended December 31, 2000, and a statement of the funded status as of December 31, 2000 and 1999:

	2000		1999

(In millions)	U.S.	Non-U.S.	U.S.	Non-U.S.

Change in benefit obligations

Benefit obligations at January 1	$2,933	$4,176	$3,042	$517

Service cost	101	63	109	51

Interest cost	244	230	225	184

Amendments	1	—	(22)	—

Actuarial loss (gain)	383	60	(425)	376

Foreign currency exchange rate changes	—	(346)	—	(21)

Acquisitions	—	—	337	3,509

Divestitures	(7)	(4)	(1)	(260)

Benefits paid	(324)	(225)	(332)	(180)

Benefit obligations at December 31	3,331	3,954	2,933	4,176

Change in plan assets

Fair value of plan assets at January 1	3,801	6,520	3,304	335

Actual return on plan assets	(17)	(88)	458	744

Foreign currency exchange rate changes	—	(531)	—	8

Acquisitions	—	—	357	5,933

Divestitures	(8)	(1)	(1)	(350)

Company contributions	14	19	15	17

Plan participant contributions	—	10	—	13

Benefits paid	(324)	(225)	(332)	(180)

Fair value of plan assets at December 31	3,466	5,704	3,801	6,520

Funded status of the plan	135	1,750	868	2,344

Unrecognized actuarial (gain) loss	(56)	(702)	(767)	46

Unrecognized prior service cost	26	8	11	7

Unrecognized net transition asset	—	(6)	(1)	(7)

Total recognized	$105	$2,454	$111	$2,390

The following table provides the amounts recognized in the Balance Sheets as of December 31, 2000 and 1999:

	2000		1999

(In millions)	U.S.	Non-U.S.	U.S.	Non-U.S.

Prepaid benefit cost	$177	$2,725	$195	$2,681

Accrued benefit liability	(72)	(271)	(84)	(291)

Additional minimum liability	(22)	(25)	(6)	(22)

Intangible asset and other	10	3	5	4

Accumulated other comprehensive income (loss)	12	22	1	18

Total recognized	$105	$2,454	$111	$2,390

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the U.S. pension plans with accumulated benefit obligations in excess of plan assets were $243 million, $225 million and $136 million, respectively, as of December 31, 2000, and $139 million, $116 million and $47 million, respectively, as of December 31, 1999.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $281 million, $254 million and $17 million, respectively, as of December 31, 2000, and $324 million, $301 million and $40 million, respectively, as of December 31, 1999.

64	TRW INC.

NOTES TO FINANCIAL STATEMENTS

The defined benefit pension plans held approximately 4.8 million shares of the Company’s common stock with a fair value of approximately $185 million at December 31, 2000. The plans received approximately $6 million in dividends on these shares in 2000.

The following table provides the components of net pension (income) cost for the plans for years 2000, 1999 and 1998:

	2000		1999		1998

(In millions)	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.

Defined benefit plans

Service cost—benefits earned during the year	$101	$63	$109	$51	$94	$16

Interest cost on projected benefit obligations	244	230	225	184	200	29

Expected return on plan assets	(321)	(500)	(298)	(412)	(260)	(28)

Amortization of recognized (gain) loss	(2)	—	2	1	1	1

Amortization of prior service cost	8	2	8	2	7	2

Amortization of transition asset	(1)	(1)	(3)	(1)	(18)	(1)

Defined benefit plans	29	(206)	43	(175)	24	19

Defined contribution plans	8	1	13	3	1	5

Employee stock ownership and savings plan	51	—	51	—	47	—

Total pension (income) cost	$88	$(205)	$107	$(172)	$72	$24

The amount included within other comprehensive income (loss) arising from a change in the minimum pension liability was a loss of $10 million, net of tax of $5 million, in 2000; income of $1 million, net of tax, in 1999; and a loss of $11 million, net of tax of $5 million, in 1998.

The assumptions used in the measurement of the Company’s benefit obligations are shown in the following table:

	2000		1999

	U.S.	Non-U.S.	U.S.	Non-U.S.

Actuarial assumptions

Discount rate	7.50%	6.0-7.0%	8.00%	5.5-7.25%

Rate of increase in compensation levels	4.10%	3.5-4.5%	4.10%	3.5-4.75%

The expected long-term rate of return on plan assets for U.S. plans was 9.5 percent for 2000 and 1999. For non-U.S. plans the expected long-term rate of return ranged from 8 to 8.75 percent in 2000 and 1999.

The Company sponsors a contributory stock ownership and savings plan for which a majority of its U.S. employees are eligible and matches employee contributions up to 3 percent of the participant’s qualified compensation. The Company contributions are held in an unleveraged employee stock ownership plan. The Company also sponsors other defined contribution pension plans covering employees at some of its operations.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides health care and life insurance benefits for a majority of its retired employees in the United States and Canada. The health care plans provide for cost sharing, in the form of employee contributions, deductibles and coinsurance, between the Company and its retirees. The postretirement health care plan covering a majority of employees who retired since August 1, 1988, limits the annual increase in the Company’s contribution toward the plan’s cost to a maximum of the lesser of 50 percent of medical inflation or 4 percent. Life insurance benefits are generally noncontributory. The Company’s policy is to fund the cost of postretirement health care and life insurance benefits in amounts determined at the discretion of management. Retirees in certain other countries are provided similar benefits by plans sponsored by their governments.

TRW INC.	65

NOTES TO FINANCIAL STATEMENTS

The following table provides a reconciliation of the changes in the plans’ benefit obligations and fair value of assets over the two-year period ended December 31, 2000, and a statement of the funded status as of December 31, 2000 and 1999:

(In millions)	2000	1999

Change in benefit obligations

Benefit obligations at January 1	$1,249	$834

Service cost	22	21

Interest cost	94	81

Actuarial loss (gain)	139	(142)

Acquisitions	—	531

Divestitures	(4)	(11)

Foreign currency exchange rate changes	(4)	4

Plan amendments	(25)	(3)

Plan participant contributions	8	8

Benefits paid	(104)	(74)

Benefit obligations at December 31	1,375	1,249

Change in plan assets

Fair value of plan assets at January 1	184	151

Actual return on plan assets	(3)	16

Company contributions	108	83

Plan participant contributions	8	8

Benefits paid	(104)	(74)

Fair value of plan assets at December 31	193	184

Funded status of the plan	(1,182)	(1,065)

Unrecognized actuarial loss (gain)	5	(156)

Unrecognized prior service cost	(30)	(7)

Total accrued benefit cost recognized	$(1,207)	$(1,228)

The following table provides the components of net postretirement benefit cost for the plans for years 2000, 1999 and 1998:

(In millions)	2000	1999	1998

Components of net postretirement benefit cost

Service cost	$22	$21	$19

Interest cost	94	81	54

Expected return on plan assets	(18)	(15)	(13)

Amortization of recognized income	(3)	(1)	—

Curtailment gain	(4)	—	—

Amortization of prior service cost	(2)	—	—

Net postretirement benefit cost	$89	$86	$60

The weighted-average discount rate used in determining the accumulated postretirement benefit obligations as of December 31, 2000 and 1999 was 7.5 percent and 8 percent, respectively. The weighted-average expected long-term rate of return on plan assets was 9.5 percent for 2000 and 1999. A 6.8 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 5.1 percent in the year 2010 and remain at that level thereafter.

66	TRW INC.

NOTES TO FINANCIAL STATEMENTS

A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One-percentage-point

(In millions)	Increase	Decrease

Effect on total of service and interest cost components	$14	$(12)

Effect on postretirement benefit obligations	135	(115)

DEBT AND CREDIT AGREEMENTS

Short-term debt

(In millions)	2000	1999

U.S. borrowings	$1,222	$2,044

Non-U.S. borrowings	228	400

	$1,450	$2,444

Long-term debt

(In millions)	2000	1999

U.S. Notes and Debentures

Floating Rate Notes due 2000	$—	$575

Floating Rate Notes due 2002	300	—

6.45% Notes due 2001	425	425

6.50% Notes due 2002	400	400

6.625% Notes due 2004	700	700

6.05% Notes due 2005	200	200

8.75% Notes due 2006	500	—

6.30% Notes due 2008	100	100

7.125% Notes due 2009	750	750

6.25% Notes due 2010	150	150

9.35% Notes due 2020	100	100

9.375% Notes due 2021	100	100

6.65% Debentures due 2028	150	150

7.75% Debentures due 2029	550	550

Other notes and debentures	305	314

Other U.S. borrowings	111	1,105

Non-U.S. borrowings	413	508

Total long-term debt	5,254	6,127

Less current portion	489	758

	$4,765	$5,369

On January 25, 2000, the Company established two revolving credit agreements in an aggregate amount of $3.3 billion with 29 banks. The first agreement, in an amount of $2.3 billion, will expire on January 23, 2001 with an option to extend the maturity of outstanding borrowings at that time to January 23, 2002. The second agreement, in an amount of $1 billion, will expire on January 25, 2005. The interest rates under the agreements are either the prime rate or a rate based on the London Interbank Offered Rate (LIBOR), at the option of the Company. Also on January 25, 2000, certain of the Company’s existing credit agreements as of December 31, 1999 were terminated in an aggregate amount of approximately $5 billion. The credit agreements that were terminated included the remaining $3.3 billion of the original $7.4 billion two-tranche credit agreement established to finance the LucasVarity acquisition, the $750 million and $745 million U.S. revolving credit agreements and the $250 million multicurrency revolving credit agreement. During the second quarter of 2000, the Company voluntarily reduced its $2.3 billion revolving credit agreement by $300 million. At December 31, 2000, there were no outstanding borrowings under these agreements. The Company’s available commitments were $3 billion at December 31, 2000.

The Company also maintains a committed U.S. dollar denominated revolving credit agreement with five banks for use by the Company’s Brazilian operations. The agreement allows the Company to borrow up to $50 million and extends through July 2003.

TRW INC.	67

NOTES TO FINANCIAL STATEMENTS

The interest rate under the agreement is a rate based on LIBOR. There were no outstanding borrowings as of December 31, 2000 and 1999, under this agreement.

See the Events Subsequent to Date of Report of Independent Auditors note for the status of the credit facilities subsequent to December 31, 2000.

During the first quarter of 2000, the Company completed an issuance utilizing its universal shelf registration statement of $300 million of medium term notes due March 2002. The interest rate is a floating rate based on a three-month LIBOR. During the second quarter of 2000, the Company completed an issuance utilizing the universal shelf registration statement of $500 million of 8.75% Notes due 2006. The proceeds of these offerings were used to repay commercial paper.

At December 31, 2000, $100 million of short-term obligations were reclassified to long-term obligations as the Company intends to refinance the obligations on a long-term basis and has the ability to do so under its revolving credit agreements.

The Company established a $2.5 billion Universal Shelf Registration Statement during 1999 with $1.7 billion remaining available at December 31, 2000. Securities that may be issued under this shelf registration statement include debt securities, common stock, warrants to purchase debt securities, warrants to purchase common stock, stock purchase contracts and stock purchase units.

The weighted-average interest rate on short-term borrowings outstanding, including amounts reclassified to long-term debt, at December 31, 2000 and 1999, was 7.3 percent and 6.4 percent, respectively. Other notes and debentures bear interest at rates ranging from 6.31 percent to 9.25 percent and mature at various dates through 2020. Long-term non-U.S. borrowings bear interest, stated in terms of the local currency borrowing, at rates ranging from 3.5 percent to 14.4 percent at December 31, 2000, and mature at various dates through 2020.

The maturities of long-term debt are, in millions: 2001-$489; 2002-$739; 2003-$122; 2004-$749; 2005-$316; and $2,839 thereafter.

The indentures and other debt agreements impose, among other covenants, maintenance of minimum net worth. Under the most restrictive interpretation of these covenants, the payment of dividends was limited to approximately $751 million at December 31, 2000.

Compensating balance arrangements and commitment fees were not material.

LEASE COMMITMENTS

The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and computer and other equipment. Such leases, some of which are noncancelable and in many cases include renewals, expire at various dates. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $249 million for 2000, $229 million for 1999 and $180 million for 1998.

At December 31, 2000, the future minimum lease payments for noncancelable operating leases totaled $425 million and are payable as follows: 2001-$119; 2002-$88; 2003-$57; 2004-$44; 2005-$34; and $83 thereafter.

CAPITAL STOCK

Serial Preference Stock II —cumulative —stated at $2.75 a share; 5 million shares authorized.

Series 1 —each share convertible into 8.8 shares of common; redeemable at $104 per share; involuntary liquidation price of $104 per share; dividend rate of $4.40 per annum.

Series 3 —each share convertible into 7.448 shares of common; redeemable at $100 per share; involuntary liquidation price of $40 per share; dividend rate of $4.50 per annum.

Series 4 —not convertible into common shares; redemption price and involuntary liquidation price of $125 per one one-hundredth of a share; annual dividend rate per one one-hundredth of a share of the lesser of $4.00 or the current dividend on common stock; no shares outstanding at December 31, 2000.

Common Stock —$0.625 par value; authorized 500 million shares; shares outstanding were reduced by treasury shares of 9.4 million in 2000 and 11.6 million in 1999.

On February 11, 2000, the Company redeemed the stock purchase rights issued pursuant to the Rights Agreement dated April 24, 1996. In redeeming the rights, the Company’s Directors authorized a one-time payment to shareholders of $.005 per common share, which was paid March 15, 2000, to shareholders of record on February 11, 2000.

68	TRW INC.

NOTES TO FINANCIAL STATEMENTS

At December 31, 2000, 18.6 million shares of common stock were reserved for the exercise and issuance of stock options and conversion of the Serial Preference Stock II, Series 1 and 3.

Holders of Series 1 preferred stock, Series 3 preferred stock and common stock each have one vote per share.

STOCK OPTIONS

The Company has granted nonqualified stock options to certain employees to purchase the Company’s common stock at the market price on the date of grant. Stock options granted to employees become exercisable to the extent of one-third of the optioned shares for each full year of employment following the date of grant and expire 10 years after the date of grant. The Company applies the provisions of Accounting Principles Board Opinion (APB) No. 25 in accounting for its employee stock options and, as such, no compensation expense is recognized as the exercise price equals the market price of the stock on the date of grant.

	2000		1999		1998

		Weighted-		Weighted-		Weighted-
		average		average		average
	Millions	exercise	Millions	exercise	Millions	exercise
	of shares	price	of shares	price	of shares	price

Outstanding at beginning of year	11.5	$43.68	9.8	$40.11	8.5	$35.02

Granted	5.7	52.06	3.2	50.18	2.4	53.31

Exercised	1.1	31.04	1.1	28.02	.9	25.68

Canceled, expired or terminated	1.0	51.48	.4	51.24	.2	46.54

Outstanding at end of year	15.1	47.30	11.5	43.68	9.8	40.11

Exercisable	7.3	42.68	6.5	37.91	5.8	32.31

Weighted-average fair value of options granted		14.73		13.93		12.86

At December 31, 2000, approximately 3,000 employees were participants in the Company’s options plans. As of that date, the per share exercise prices of options outstanding ranged from $21.75 to $58.88. The following table provides certain information with respect to stock options outstanding at December 31, 2000:

	Options Outstanding			Options Exercisable

		Weighted-
		average	Weighted-		Weighted-
	Millions	remaining	average	Millions	average
	of shares	contractual	exercise	of shares	exercise
Range of exercise prices	outstanding	life in years	price	exercisable	price

$21.75 - $39.99	2.5	2.6	$28.88	2.5	$28.88

40.00 - 58.88	12.6	8.0	50.93	4.8	49.73

	15.1	7.1	$47.30	7.3	$42.68

Had the compensation cost for the stock options granted in 2000, 1999 and 1998 been determined based on the fair value at the grant date, consistent with the fair value method of SFAS No. 123, the Company’s net earnings and earnings per share would have been reduced by $24 million, or $.19 per share, in 2000, $16 million, or $.13 per share, in 1999 and $13 million, or $.10 per share, in 1998.

Fair value was estimated at the date of grant using the Black-Scholes option pricing model and the following weighted-average assumptions for 2000, 1999 and 1998, respectively: risk-free interest rate of 5.83%, 6.21% and 4.59%; dividend yield of 2.61%, 2.50% and 2.28%; expected volatility of 27%, 25% and 23%; and an expected option life of six years for 2000, 1999 and 1998.

In addition, the Company has granted restricted stock to certain employees. Restricted stock is nontransferable and subject to forfeiture until the stock becomes exercisable. The restricted stock that was granted becomes exercisable at various future dates, ranging from one to twelve years. The Company applies the provisions of APB No. 25 in accounting for its restricted stock and, as such, recognizes compensation expense equal to the market price of the stock on the date of the grant. Restricted stock outstanding, the weighted-average fair value of stock granted and the weighted-average remaining contractual life of outstanding restricted stock was approximately 788,000 shares, $40.48 per share and 9.4 years, respectively, at December 31, 2000. Had the compensation cost for the restricted stock granted in 2000 been determined based on the fair value at the grant date, consistent with the fair value method of SFAS No. 123, the Company’s net earnings and earnings per share would have increased by $2.6 million, or $.02 per share, respectively, in 2000.

TRW INC.	69

NOTES TO FINANCIAL STATEMENTS

EARNINGS PER SHARE

(In millions except per share data)	2000	1999	1998

Numerator

Net earnings	$438.1	$468.8	$476.8

Preferred stock dividends	(.5)	(.5)	(.6)

Numerator for basic earnings per share - net earnings available to common shareholders	437.6	468.3	476.2

Effect of dilutive securities
Preferred stock dividends	.5	.5	.6

Numerator for diluted earnings per share - net earnings available to common shareholders	$438.1	$468.8	$476.8

Denominator

Denominator for basic earnings per share - weighted-average common shares	123.1	121.0	121.3

Effect of dilutive securities
Convertible preferred stock	.8	.8	.9

Employee stock options	1.0	1.7	2.2

Dilutive potential common shares	1.8	2.5	3.1

Denominator for diluted earnings per share - adjusted weighted-average shares after assumed conversions	124.9	123.5	124.4

Diluted earnings per share	$3.51	$3.80	$3.83

Basic earnings per share	3.55	3.87	3.93

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) at December 31, 2000 and 1999 are as follows:

(In millions)	2000	1999

Foreign currency exchange loss
(net of tax of $183 million in 2000 and $16 million in 1999)	$(423)	$(176)

Unrealized gain on securities
(net of tax of $244 million in 2000 and $321 million in 1999)	453	596

Minimum pension liability adjustments
(net of tax of $12 million in 2000 and $7 million in 1999)	(22)	(12)

	$8	$408

70	TRW INC.

NOTES TO FINANCIAL STATEMENTS

CONTINGENCIES

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. In addition, the Company is conducting a number of environmental investigations and remedial actions at current and former Company locations and, along with other companies, has been named a potentially responsible party for certain waste management sites. Each of these matters is subject to various uncertainties, and some of these matters may be resolved unfavorably with respect to the Company. A reserve estimate for each matter is established using standard engineering cost estimating techniques. In the determination of such costs, consideration is given to the professional judgment of Company environmental engineers in consultation with outside environmental specialists when necessary. At multi-party sites, the reserve estimate also reflects the expected allocation of total project costs among the various potentially responsible parties. At December 31, 2000, the Company had reserves for environmental matters of $194 million, including $32 million of expense and $56 million of additional reserves relating to the LucasVarity acquisition, recorded during the year. The Company aggressively pursues reimbursement for environmental costs from its insurance carriers. However, insurance recoveries are not recorded as a reduction of environmental costs until they are fixed and determinable. At December 31, 2000, the other notes and accounts receivable caption on the balance sheet includes $13 million of insurance recoveries related to environmental matters. The Company believes any liability that may result from the resolution of environmental matters for which sufficient information is available to support these cost estimates will not have a material adverse effect on the Company’s financial position. However, the Company cannot predict the effect on the Company’s financial position of expenditures for aspects of certain matters for which there is insufficient information. In addition, the Company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters on the Company’s financial position or the possible effect of compliance with environmental requirements imposed in the future.

Further, product liability claims may be asserted in the future for events not currently known by management. Although the ultimate liability from these potential claims cannot be ascertained at December 31, 2000, management does not anticipate that any related liability, after consideration of insurance recovery, would have a material adverse effect on the Company’s financial position.

During 1996, the Company was advised by the United States Department of Justice (DOJ) that the Company had been named as a defendant in two lawsuits brought by a former employee of the Company’s former Space & Technology Group and originally filed under seal in 1994 and 1995, respectively, in the United States District Court for the Central District of California under the qui tam provisions of the civil False Claims Act. The Act permits an individual to bring suit in the name of the United States and share in any recovery. The allegations in the lawsuits relate to the classification of costs incurred by the Company that were charged to certain of its federal contracts. Under the law, the government must investigate the allegations and determine whether it wishes to intervene and take responsibility for the lawsuits. On February 13, 1998, the DOJ intervened in the litigation. On February 19, 1998 and March 4, 1998, the former employee filed amended complaints in the Central District of California that realleged certain of the claims included in the 1994 and 1995 lawsuits and omitted the remainder. The amended complaints allege that the United States has incurred substantial damages and that the Company should be ordered to cease and desist from violations of the civil False Claims Act and is liable for treble damages, penalties, costs, including attorneys’ fees, and such other relief as deemed proper by the court. On March 17, 1998, the DOJ filed its complaint against the Company upon intervention in the 1994 lawsuit, which set forth a limited number of the allegations in the 1994 lawsuit and other allegations not in the 1994 lawsuit. The DOJ elected not to pursue the other claims in the 1994 lawsuit or the claims in the 1995 lawsuit. The DOJ’s complaint alleges that the Company is liable for treble damages, penalties, interest, costs and “other proper relief.” On March 18, 1998, the former employee withdrew the first amended complaint in the 1994 lawsuit at the request of the DOJ. On May 18, 1998, the Company filed answers to the former employee’s first amended complaint in the 1995 lawsuit and to the DOJ’s complaint, denying all substantive allegations against the Company contained therein. At the same time, the Company filed counterclaims against both the former employee and the federal government. On July 20, 1998, both the former employee and the DOJ filed motions seeking to dismiss the Company’s counterclaims. On November 23, 1998 (entered as an Order on January 21, 1999), the court dismissed certain counterclaims asserted against the former employee and the federal government and took under advisement the former employee’s motion to dismiss certain other counterclaims. On March 15, 1999, the DOJ was granted leave to file a First Amended Complaint, which adds certain allegations concerning the Company’s subcontracts. On August 6, 1999, the Government filed its Second Amended Complaint, which incorporated vouchers, progress payment requests and invoices submitted by the Company to higher tier Government contractors among the class of allegedly false claims challenged by the Government. On September 29, 1999, the former employee filed his Second Amended Complaint, which incorporated subcontracts performed by the Company for higher tier Government contractors among the class of contracts under which allegedly false claims were presented, and added allegations relating to certain of the former employee’s pre-existing claims. On May 9, 2000, the Company voluntarily dismissed its remaining counterclaims against the

TRW INC.	71

NOTES TO FINANCIAL STATEMENTS

former employee, with prejudice. On July 10, 2000, the DOJ filed a motion seeking permission to intervene in the 1995 lawsuit, which motion was granted on August 16, 2000. Thereafter, on August 30, 2000, the DOJ and the former employee filed a single consolidated complaint encompassing all of the claims in the 1994 and 1995 lawsuits, as those matters were constituted prior to the filing of the DOJ’s July 10, 2000 motion. On December 13, 2000, the District Court ruled in favor of the Government on the cross-motions for summary judgment that had been filed by the parties concerning one element of one of the claims in the consolidated complaint, relating to certain charges associated with the Company’s “Odyssey” project. The Company cannot presently predict the outcome of these lawsuits, although management believes that their ultimate resolution will not have a material effect on the Company’s financial condition or results of operations.

TRW Vehicle Safety Systems Inc. (VSSI), a wholly-owned subsidiary of the Company, reported to the Arizona Department of Environmental Quality (ADEQ) in 1997, potential violations of the Arizona hazardous waste law at its Queen Creek, Arizona facility for the possible failure to properly label and dispose of wastewater that might be classified as hazardous waste. ADEQ, the United States Environmental Protection Agency (EPA), the DOJ and the Arizona State Attorney General conducted civil and criminal investigations into these potential violations, and the Company cooperated with these investigations. On January 18, 2001, TRW announced that VSSI entered into a proposed settlement agreement with the DOJ, the EPA, the State of Arizona and the ADEQ regarding these alleged violations. The proposed civil settlement provides that VSSI will pay a civil fine of approximately $6 million and perform site remediation at its Queen Creek, Arizona facility, if necessary, and at a landfill site in Arizona. The landfill site remediation and other supplemental environmental programs VSSI has agreed to implement total approximately $7 million. VSSI expects to incur additional costs for remediation at its Queen Creek, Arizona facility. Separately, VSSI announced it has entered into a conditional criminal settlement with state and federal authorities under which VSSI would plead guilty to certain Resource Conservation and Recovery Act violations. The criminal settlement is expressly conditioned on completion of the civil settlement, which will not occur until after state and federal authorities evaluate comments submitted by the public during a 30-day comment period. If finalized, the criminal fines would total $12 million. The Company has recorded reserves for possible penalties and environmental work that may be incurred.

See the Events Subsequent to Date of Report of Independent Auditors note for the status of the above matter subsequent to January 22, 2001, the date of such report.

On March 31, 2000, VSSI was served with a putative class action lawsuit filed in Maricopa County Superior Court in the State of Arizona. The lawsuit was filed on behalf of everyone living within a five-mile radius of the Company’s air bag manufacturing plant in Mesa, Arizona. The lawsuit alleges that emissions from the plant have caused health problems for residents living near the plant and that the Company concealed information about the potential health risks of its emissions. The lawsuit also alleges that animals and plant life have been injured or destroyed through significant exposure to toxic emissions. Plaintiffs are asking the court to require the Company to institute medical monitoring for the claimants, to conduct various studies regarding, among other things, the risks of sodium azide, to cease operations that release toxic substances into the air and to create a supervised fund to pay for medical screening and monitoring. Plaintiffs also are seeking attorneys’ fees and punitive damages. The Company believes there is no valid scientific basis for these claims and intends to defend itself vigorously. The Company timely removed the case to federal court and the plaintiffs’ motion to remand the case to state court was denied. The federal court also agreed with the Company’s position that the first issue to be resolved is class certification and initial discovery will be limited to issues related to whether the case should proceed as a class action. The Company will vigorously oppose class certification. The Company is not able to predict the outcome of this lawsuit at this time.

In October 2000, Kelsey-Hayes Company (formerly known as Fruehauf Corporation) was served with a grand jury subpoena relating to a criminal investigation being conducted by the U.S. Attorney for the Southern District of Illinois. The U.S. Attorney has informed the Company that the investigation relates to possible wrongdoing by Kelsey-Hayes Company and others involving certain loans made by Kelsey-Hayes Company’s then parent corporation to Fruehauf Trailer Corporation, the handling of the trailing liabilities of Fruehauf Corporation and actions in connection with the 1996 bankruptcy of Fruehauf Trailer Corporation. Kelsey-Hayes Company became a wholly-owned subsidiary of TRW upon TRW’s acquisition of LucasVarity in 1999. The Company is cooperating with the investigation and is unable to predict the outcome of the investigation at this time.

72	TRW INC.

NOTES TO FINANCIAL STATEMENTS

EVENTS SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT AUDITORS (UNAUDITED)

The Company amended and restated the revolving credit agreement expiring on January 23, 2001 in an aggregate amount of $1.8 billion with 26 banks to establish a new expiration date of January 22, 2002 with an option to extend the maturity of outstanding borrowings at that time to January 22, 2003. The interest rate under the agreement is either the prime rate or a rate based on LIBOR, at the option of the Company. The Company also canceled a revolving credit agreement for use by the Company’s Brazilian operations.

On February 27, 2001, following completion of a 30-day public comment period, the United States and the State of Arizona governments moved to enter the consent decree related to the proposed civil settlement in connection with potential violations by VSSI of the Arizona hazardous waste law at VSSI’s Queen Creek, Arizona facility, described in the Contingencies note. The Company is awaiting a ruling on that motion by the U.S. District Court for the District of Arizona.

STOCK PRICES AND DIVIDENDS (UNAUDITED)

The book value per common share at December 31, 2000, was $21.29 compared to $22.19 at the end of 1999. The Company’s Directors declared the 250th consecutive quarterly dividend during December 2000. Dividends declared per share in 2000 were $1.36, up 3 percent from $1.32 in 1999. The following table highlights the market prices of the Company’s common and preference stocks and dividends paid for the quarters of 2000 and 1999.

		Price of				Dividends paid
		traded shares				per share

	Quarter	2000		1999		2000	1999

		High	Low	High	Low

Common stock	1	$64.13	$39.81	$59.88	$43.50	$.33	$.33

Par value $0.625	2	59.94	43.19	55.13	41.25	.33	.33

per share	3	52.09	40.31	57.94	46.00	.33	.33

	4	42.00	29.88	55.25	41.19	.35	.33

Cumulative Serial	1	374.00	374.00	495.00	402.00	1.10	1.10

Preference Stock II	2	490.00	490.00	495.00	402.00	1.10	1.10

$4.40 Convertible	3	400.00	400.00	505.00	460.00	1.10	1.10

Series 1	4	288.00	288.00	452.00	452.00	1.10	1.10

Cumulative Serial	1	455.00	368.00	418.00	335.00	1.125	1.125

Preference Stock II	2	338.00	335.00	343.50	330.00	1.125	1.125

$4.50 Convertible	3	333.00	333.00	408.00	390.00	1.125	1.125

Series 3	4	245.75	231.00	375.00	375.00	1.125	1.125

The $4.40 Convertible Series 1 was not actively traded during the second quarter of 1999. The prices shown for this quarter represent the previous quarter’s actual high and low prices of traded shares.

TRW INC.	73

NOTES TO FINANCIAL STATEMENTS

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First			Second				Third				Fourth

(In millions except per share data)	2000		1999	2000		1999		2000		1999		2000	1999

	(A	)	(B )	(C	)	(D	)	(E	)	(F	)	(G )	(H	)

Sales	$4,565		$3,097	$4,476		$4,785		$4,053		$4,462		$4,137	$4,625

Gross profit	755		447	780		811		574		895		602	796

Earnings before income taxes	341		7	315		217		50		211		—	352

Net earnings (loss)	209		(28)	200		139		32		134		(3)	224

Net earnings (loss)

per share (I)

Diluted	1.68		(.24)	1.59		1.14		.26		1.08		(.02)	1.81

Basic	1.71		(.24)	1.62		1.16		.26		1.10		(.02)	1.84

(A)	Earnings before income taxes includes a $195 million net gain ($126 million after tax, $1.01 per share) related to the sale of assets, primarily RFMD and the Nelson Stud Welding and Australian steering businesses, a $65 million charge ($49 million after tax, 40 cents per share) related to warranty, claims and litigation, a $15 million charge ($12 million after tax, 9 cents per share) related to the automotive restructuring program and a $12 million charge ($8 million after tax, 6 cents per share) relating to foreign currency hedges.

(B)	Earnings before income taxes includes an $85 million charge (71 cents per share), with no income tax benefit, for purchased IPR&D related to the acquisition of LucasVarity, $63 million in expenses ($41 million after tax, 34 cents per share) related to the acquisition of LucasVarity, a $43 million loss ($28 million after tax, 23 cents per share) on fixed-price type contracts, a $45 million gain ($28 million after tax, 24 cents per share) related to the sale of assets, primarily RFMD, and a $10 million charge ($7 million after tax, 6 cents per share) related to the automotive restructuring program.

(C)	Earnings before income taxes includes a $52 million gain ($34 million after tax, 27 cents per share) related to the net gain on Endwave, a $43 million gain ($28 million after tax, 22 cents per share) from the sale of assets, primarily RFMD, a $36 million charge ($23 million after tax, 18 cents per share) related to foreign currency hedges, a $23 million gain ($15 million after tax, 12 cents per share) related to the exchange of Celera stock, a $14 million charge ($9 million after tax, 8 cents per share) related to the automotive restructuring program, and a $12 million charge (9 cents per share), with no income tax benefit, for purchased IPR&D related to Endwave.

(D)	Earnings before income taxes includes a $79 million gain ($52 million after tax, 42 cents per share) from the sale of assets, primarily RFMD, a $59 million charge ($39 million after tax, 32 cents per share) related to the automotive restructuring program, and $40 million in expenses ($26 million after tax, 21 cents per share) related to the acquisition of LucasVarity.

(E)	Earnings before income taxes includes a $55 million charge ($36 million after tax, 28 cents per share) related to an asset impairment, a $22 million charge ($14 million after tax, 12 cents per share) related to foreign currency hedges, a $14 million charge ($10 million after tax, 8 cents per share) related to the automotive restructuring program and a $1 million gain ($1 million after tax, 1 cent per share) related to the net gain on Endwave.

(F)	Earnings before income taxes includes a $79 million charge ($51 million after tax, 41 cents per share) on the write-off of the Company’s investment in ICO Global Communications (Holdings) Limited, a $39 million benefit ($24 million after tax, 19 cents per share) primarily from transactions related to the acquisition of LucasVarity, and a $22 million gain ($14 million after tax, 12 cents per share) from the sale of assets, primarily RFMD.

(G)	Earnings before income taxes includes a $71 million charge ($51 million after tax, 41 cents per share) related to the automotive restructuring programs and asset impairments, a $40 million charge ($23 million after tax, 19 cents per share) related to warranty claims and litigation, a $26 million charge ($17 million after tax, 13 cents per share) related to a write-down of a technology investment, a $22 million gain ($15 million after tax, 11 cents per share) related to the net gain on Endwave, an $18 million gain ($11 million after tax, 9 cents per share) related to foreign currency hedges and a $2 million gain ($1 million after tax, 1 cent per share) related to the sale of assets.

(H)	Earnings before income taxes includes a $216 million gain ($141 million after tax, $1.14 per share) from the sale of assets, primarily RFMD, an $82 million loss ($53 million after tax, 43 cents per share) related to charges associated with the discontinuance of certain product lines, $30 million in expenses ($20 million after tax, 16 cents per share) related to the acquisition of LucasVarity and an $11 million charge ($9 million after tax, 7 cents per share) related to the automotive restructuring program.

(I)	As a result of the loss in the first quarter of 1999 and fourth quarter of 2000, under the provisions of SFAS No. 128, the diluted calculation excludes convertible preferred stock and employee stock options as these would produce an anti-dilutive effect. In addition, under SFAS No. 128, the sum of net earnings (loss) per share for the four quarters may not equal the total year amount.

74	TRW INC.