Form 10-K405, Exhibit 13
period 2001-12-31
TRW INC
filed 2002-03-04
CIK 100030

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS

OVERVIEW

Sales in 2001 decreased 5 percent to $16.4 billion as compared to 2000 sales of $17.2 billion. Sales in 2000 increased 2 percent from sales of $17.0 billion in 1999. Net earnings and diluted earnings per share for 2001 were $68 million, or $0.54 per share, compared to net earnings in 2000 of $438 million, or $3.51 per share, and $469 million, or $3.80 per share, in 1999.

Net earnings in 2001, 2000 and 1999 were reduced by the effects of unusual items of $228 million, or $1.82 per share, $33 million, or $0.27 per share, and $100 million, or $0.81 per share, respectively. These unusual items are summarized as follows (all amounts are after tax):

•	Net gains on asset sales of $294 million in 2001, $155 million in 2000 and $235 million in 1999 primarily related to sales of RF Micro Devices, Inc. (RFMD) common stock.

•	Restructuring and other charges including severance and plant closings of $197 million, $74 million and $60 million in 2001, 2000 and 1999, respectively.

•	Asset impairment charges related to the write-down of investments of $222 million, primarily for the Company’s write-off of its investment in Astrolink International, LLC (Astrolink) of $157 million and $53 million for the Company’s investment in and its share of asset impairment recorded by Endwave Corporation (Endwave) in 2001, $17 million for the write-down of a technology investment in 2000, and $51 million for the Company’s write-off of its investment in ICO Global Communications (Holdings) Limited (ICO) in 1999.

•	Asset impairment charges of $40 million, $44 million and $48 million for 2001, 2000 and 1999, respectively, for the write-down of property, plant and equipment, identifiable intangible assets, capitalized software and other assets.

•	Charges for pending and threatened litigation of $63 million in 2001, and pending and threatened litigation and a certain warranty charge of $72 million in 2000.

•	Unrealized losses on foreign exchange contracts of $34 million in 2000 and unrealized losses on foreign exchange contracts and expenses related to the acquisition of LucasVarity plc (LucasVarity) of $63 million in 1999.

•	Noncash charges, with no income tax benefit, of $12 million and $85 million related to the write-off of in-process research and development associated with the acquisitions of Endgate Corporation (Endgate) to form Endwave, and LucasVarity in 2000 and 1999, respectively.

•	Gains of $50 million from the formation and initial public offering of Endwave in 2000.

•	A gain on exchange of TRW’s interest in Paracel, Inc. for shares in Applera Corporation — Celera Genomics Group (Celera) of $15 million in 2000.

•	Charges for certain contract reserves of $28 million in 1999.

The unusual items detailed above are included in the following table:

(In millions except per share data)
Net Earnings(Loss)	2001		2000		1999

		Per		Per		Per
	Amount	Share	Amount	Share	Amount	Share

Net gain from the sale of assets	$294	$2.33	$155	$1.24	$235	$1.90
Restructuring and other charges	(197)	(1.58)	(74)	(0.60)	(60)	(0.49)
Write-down of investments	(222)	(1.76)	(17)	(0.13)	(51)	(0.41)
Asset impairment charges	(40)	(0.31)	(44)	(0.35)	(48)	(0.39)
Litigation, including certain warranty in 2000	(63)	(0.50)	(72)	(0.58)	—	—
Unrealized losses on foreign currency hedges and expenses related to the acquisition of LucasVarity in 1999	—	—	(34)	(0.27)	(63)	(0.50)
Write-off of purchased in-process research and development	—	—	(12)	(0.09)	(85)	(0.69)
Net gain on Endwave	—	—	50	0.39	—	—
Exchange of Celera stock	—	—	15	0.12	—	—
Contract reserves	—	—	—	—	(28)	(0.23)

	$(228)	$(1.82)	$(33)	$(0.27)	$(100)	$(0.81)

TRW Inc. 23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS

The unusual items are included in the Statements of Operations as follows:

(In millions)	2001	2000	1999

Cost of sales	$196	$147	$91
Administrative and selling expenses	111	42	14
Interest expense	—	—	3
Amortization of goodwill and intangible assets	10	4	75
Purchased in-process research and development	—	12	85
Other (income)expense-net	5	(179)	(167)

Earnings(loss) before income taxes	(322)	(26)	(101)
Income tax (benefit)expense	(94)	7	(1)

Net earnings(loss)	$(228)	$(33)	$(100)

RESULTS OF OPERATIONS

Sales for 2001 decreased to $16.4 billion from $17.2 billion in 2000. The decrease in sales resulted from the effects of a decline in vehicle production, primarily in North America, the effect of foreign currency exchange, business divestitures and lower pricing. Sales in 2000 increased from $17.0 billion in 1999 as a result of higher volumes and the inclusion of the first quarter of 2000 of LucasVarity, which was acquired on March 25, 1999, offset by divestitures of several businesses and the effects of foreign currency exchange.

Gross profit decreased to $2,299 million in 2001 from $2,711 million in 2000. The decrease was due to lower volume and lower margin on new products, primarily in Automotive, unfavorable product mix in the Aeronautical Systems segment, continued pricing pressure and the effects of foreign currency exchange, divestitures, a seat belt recall and unusual items. Gross profit in 2001 and 2000 included net pension income of $248 million and $249 million, respectively, from an overfunded pension plan. Gross profit in 2001 was negatively impacted by unusual items totaling $196 million, of which $142 million were restructuring expenses related to the Automotive and Aeronautical Systems segments, asset impairment charges of $38 million and other charges, primarily from the discontinuance of certain commercial businesses in the Systems segment, of $16 million. Gross profit in 2000 included unusual items consisting of charges for the impairment of assets, automotive restructuring expenses and claims and litigation of $117 million and a charge for certain warranty costs of approximately $30 million. Gross profit margin (gross profit as a percentage of sales) decreased to 14.0 percent in 2001 from 15.7 percent in 2000. Excluding unusual items, gross profit margin would have been 15.2 percent and 16.6 percent for 2001 and 2000, respectively. The gross profit margin in Automotive declined in 2001, primarily as a result of lower volumes in North America compared to 2000, an increase in modules, which carry a lower margin but higher return on assets, and new product introductions.

Gross profit of $2,711 million in 2000 decreased $238 million from $2,949 million in 1999. The decrease resulted from continued pricing pressure, changes in the mix of automotive products and major aerospace programs, divestitures of several businesses, the effect of foreign currency exchange and increased investment in initiatives focused on commercializing defense-related technologies. In addition, net pension income from an overfunded pension plan added $249 million to gross profit in 2000 and $192 million in 1999. Unusual items included in gross profit in 1999 were automotive restructuring expenses of $73 million and contract reserves and expenses related to the acquisition of LucasVarity of $18 million. Gross profit margin was 15.7 percent for 2000 and 17.4 percent for 1999. Excluding unusual items, gross profit margin would have been 16.6 percent and 17.9 percent in 2000 and 1999, respectively. The gross profit margin in Automotive declined in 2000 primarily as a result of price reductions, the effect of foreign currency exchange and costs associated with the introduction of new products. The gross profit margin in the Space & Electronics segment also declined in 2000 due to the change in mix in programs from mature to early-stage programs and increased investment in initiatives focused on commercializing defense-related technologies.

Administrative and selling expenses of $1,111 million in 2001 were down slightly compared to $1,115 million in 2000. Administrative and selling expenses decreased $35 million or 3 percent in 2000 from $1,150 million in 1999. Administrative and selling expenses included unusual items related to restructuring charges of $111 million in 2001, $42 million in 2000 and $14 million in 1999. In 2001, the effects of divestitures and cost reductions in the Automotive and Systems segments were offset by an increase in restructuring charges. Excluding the effect of unusual items, administrative and selling expenses as a percent of sales improved to 6.1 percent in 2001 from 6.2 percent and 6.7 percent in 2000 and 1999, respectively. The decrease in administrative and selling expenses in 2000, when compared to 1999, resulted primarily from divestitures and cost reductions, offset by the inclusion of an additional quarter of LucasVarity administrative and selling expenses.

Research and development expenses were $442 million in 2001 and in 2000. Lower spending in Automotive offset increased spending in Space & Electronics for initiatives focused on commercializing defense technologies and on new programs in Aeronautical Systems. Research and development expenses in 2000 were lower compared to $468 million

24 TRW Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS

in 1999, primarily due to the effects of businesses divested.

Interest expense of $478 million in 2001 decreased $46 million from $524 million in 2000 as a result of lower short-term interest rates in the United States and lower average debt balances. Interest expense in 2000 increased $47 million from 1999, primarily due to higher short-term interest rates in the United States and higher interest expense on fixed rate debt issuances, partially offset by lower average debt outstanding in 2000.

Amortization of goodwill and intangible assets was $141 million, $143 million and $195 million in 2001, 2000 and 1999, respectively. In 2001, asset impairment charges relating to intangible assets of $10 million were offset by lower goodwill amortization. The decrease of $52 million from 1999 to 2000 primarily resulted from the write-off of $75 million and the amortization of $5 million of intangible assets associated with the discontinuance of certain warehouse management and software security products in Systems in 1999, offset by the inclusion of an additional quarter in 2000 of intangible asset amortization related to LucasVarity of approximately $16 million and amortization of intangible assets of Endwave of approximately $14 million.

The write-off of purchased in-process research and development of $12 million in 2000 and $85 million in 1999 resulted from the valuations of Endgate and LucasVarity, respectively.

Other (income)expense-net was income of $13 million, $231 million and $213 million in 2001, 2000 and 1999, respectively. Included in 2001 were gains on sales of assets of $444 million, primarily from the sale of stock of RFMD of $411 million, offset by asset impairment charges of $350 million, primarily from the write-down of the Company’s investment in Astrolink of $242 million, $65 million related to its investment in and its share of asset impairment recorded by Endwave, and pending and threatened litigation of $97 million. Included in 2000 were gains on sales of assets of $286 million, primarily from the sale of stock of RFMD of $217 million and a gain on the exchange of TRW’s interest in Paracel, Inc. for shares in Celera stock of $23 million and a $57 million gain relating to the merger of TRW Milliwave, a wholly owned subsidiary, with Endgate Corporation to form Endwave, partially offset by $52 million of unrealized losses on foreign currency exchange contracts, pending and threatened litigation of $65 million and the write-down of a technology investment of $26 million. In 1999, other (income)expense-net included gains on sales of assets of $362 million, primarily related to RFMD, partially offset by the $79 million write-off of the Company’s investment in ICO, which had filed for bankruptcy in 1999, bank fees for the acquisition of LucasVarity of $50 million and foreign exchange losses relating to LucasVarity of $66 million.

The effective tax rate in 2001 was 51.6 percent compared to 38.0 percent in 2000 and 40.5 percent in 1999. Excluding the unusual items in 2001, 2000 and 1999, the effective tax rates would have been 36.0, 35.6 and 36.0 percent, respectively. The unusual items impacting the effective tax rate in 2001 related primarily to the write-off of nondeductible goodwill in Endwave and foreign restructuring expenses. The major items impacting the effective tax rates in 2000 and 1999 were in-process research and development charges, and nondeductible penalties in 2000, for which there was no income tax benefit.

AUTOMOTIVE

(In millions)
Years ended	2001	2000	1999

Sales	$10,111	$10,994	$11,328
Profit before taxes	228	508	715
Unusual items-income(expense) included in profit before taxes	(241)	(212)	(100)

In the fourth quarter of 2001, the Company consolidated its global automotive operations into a single business. The Company combined its automotive businesses, previously reported as three operating segments, into one segment and restated amounts for 2000 and 1999. The consolidation of TRW’s global automotive operations into a single segment under a single executive was effected to improve the speed of decision-making, encourage consistent operating and customer practices throughout the entire automotive business and lower cost. The reporting of the automotive business as one segment is consistent with the way Automotive is now managed and the way resources are allocated.

Automotive sales for 2001 of $10,111 million decreased $883 million from $10,994 million in 2000. The decrease in 2001 sales resulted from lower volume of approximately $280 million due to lower production in North America partially offset by higher production in Europe, divestitures of approximately $240 million, the effect of foreign currency exchange of $210 million and price reductions of approximately $150 million.

Profit before taxes for 2001 of $228 million decreased $280 million from 2000. Unusual items in 2001 included several restructuring programs aggregating $213 million and other charges of $57 million, primarily related to asset impairments, which were partially offset by a net gain on sale of assets of $29 million. Unusual items included in profit before taxes in 2000 were $85 million related to restructuring actions, asset impairment charges of $67 million, claims and pending litigation of $25 million and other charges of $57 million, primarily for certain warranty costs, which were partially offset by net gains on businesses sold of $22 million. Excluding unusual items, profit before taxes decreased $251 million from 2000. The decrease primarily resulted from lower sales volume, lower margin on new products and the effect of a seat belt recall totaling $224 million, lower pricing of approximately $150 million, the effect of foreign currency exchange of $25 million and divestitures of $21 million, which were partially offset by cost reductions of $196 million.

Sales for 2000 of $10,994 million decreased $334 million from $11,328 million in 1999. The increases from the inclusion of the first quarter of 2000 sales of LucasVarity of $1,068 million, higher volume of $209 million and additional sales of $94 million from the consolidation of an affiliate, previously accounted for as an equity investment, were more than offset by divestitures of $933 million and the effect of foreign currency exchange and lower pricing of approximately $545 million and $239 million, respectively.

TRW Inc. 25

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS

Profit before taxes for 2000 of $508 million decreased from $715 million in 1999. Unusual items in 1999 included charges for restructuring of approximately $80 million and other charges, primarily inventory adjustments related to LucasVarity, of $20 million. Excluding unusual items described above, profit before taxes decreased $95 million. The decrease was a result of lower pricing of approximately $239 million, the effect of foreign currency exchange of $67 million, unfavorable product mix of $46 million, the effect of divestitures of $41 million, charges for warranty costs of approximately $38 million and other charges of approximately $24 million related to the write-off of inventory, start-up costs and additional bad debt reserves, primarily for a customer that filed for bankruptcy protection, partially offset by net cost reductions of approximately $280 million and the inclusion of LucasVarity in the first quarter of 2000 of approximately $89 million.

In 2001, the Company completed the disposition of the remaining Lucas Diesel Systems businesses, and LucasVarity electrical products and aftermarket businesses in India and Turkey. In 2000, the Company disposed of LucasVarity wiring, Nelson Stud Welding, Australian steering, Ledex & Dormeyer, Man-Machine Interface, Schaevitz and a substantial portion of the Lucas Diesel Systems businesses. Sales of the businesses divested included in the December 31, 2001, 2000 and 1999 Statements of Operations were approximately $82 million, $323 million and $1,160 million, respectively. Profit before taxes of the businesses divested was approximately $13 million in 2001, $32 million in 2000 and $82 million in 1999.

Restructurings

		Provision
				LucasVarity	Used for
	Beginning	Administrative	Cost of	Purchase Price	Purposes	Ending
(In millions)	Balance	and Selling	Sales	Allocation	Intended	Balance

2001	$63	$87	$126	$—	$(131)	$145
2000	48	39	46	18	(88)	63
1999	18	7	73	27	(77)	48

The segment has initiated several restructuring actions including reorganizing and downsizing its automotive operations. In 2001, charges of $213 million before tax were recorded for actions that included the consolidation of its automotive businesses to form a single operating segment. These actions are expected to result in a reduction of approximately 6,100 employees, of which approximately 4,900 were terminated by these actions as of December 31, 2001. In 2000, $85 million was recorded for actions that resulted in employee reductions of approximately 3,700, the closing of two plants and the reorganization and downsizing of the segment’s aftermarket business. In 1999, the segment recorded $80 million related to the closure of six plants and employee reductions of more than 4,800. In 2001, 2000 and 1999, $116 million, $73 million and $63 million, respectively, were used for severance payments and costs related to the consolidation of certain facilities. The balance of $144 million is expected to be used by the third quarter of 2002.

In 1999 and 2000, the segment initiated restructuring actions to dispose of several nonstrategic or inefficient facilities, discontinue production of low-margin products and relocate certain facilities related to the integration of the LucasVarity automotive businesses. The segment recorded approximately $45 million of restructuring costs, primarily severance, as part of the purchase price allocation. In 2001, 2000 and 1999, $15 million, $15 million and $14 million, respectively, were primarily used for severance payments. The remaining balance of $1 million is expected to be used by the end of 2002.

Asset Impairments

During 2001, as a result of a loss of several existing contracts and expected future sales at certain Automotive facilities, the Company recorded before tax asset impairment charges of $38 million in cost of sales, $10 million in other (income)expense-net and $1 million in goodwill amortization. In 2000, as a result of a plan to consolidate operations of its Mesa air bag manufacturing facilities, the Company recorded an asset impairment charge of approximately $52 million in cost of sales. The Company expects the consolidation plan to be completed by the first half of 2002. Also in 2000, as a result of a loss of several existing and future contracts at an Automotive facility, the Company recorded an asset impairment charge of $15 million in cost of sales. A comparison of projected undiscounted future cash flows for the facilities to their carrying value indicated that the assets were impaired. Assets were written down to fair value on the basis of discounted estimated future cash flows and future salvage values.

Automotive Outlook

The Company anticipates that automotive and light truck production in 2002 will be down from the 2001 levels by approximately 3 to 4 percent in both North America and Western Europe. The Company foresees modest growth of 3 percent in the emerging markets of Central and Eastern Europe and Asia Pacific. In addition, the Company expects commercial truck production in North America to continue to deteriorate by another 3 percent from 2001. Strong price pressure, characteristic of the automotive supply industry, is expected to continue across the segment. Automotive original equipment manufacturers continue to operate in a difficult financial environment. The Company’s goal is to mitigate the pricing pressure by restructuring the automotive business and by continuing cost reduction efforts. Automotive positioned its business for improved competitiveness through a consolidation of its businesses and streamlining of its management structure. In addition, Automotive began the implementation of Six Sigma during the second half of 2001 with the training of more than 750 Black and Green Belts, and plans to train in excess of 6,000 employees during 2002.

Automotive is moderately seasonal because the segment’s largest North American customers typically halt operations for approximately two weeks in July and one week in December. The segment’s customers in Europe historically have shut down vehicle production during a portion of August as well. In addition, third quarter automotive production traditionally is lower as new models enter production. Third and fourth quarter results may reflect these trends.

26 TRW Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS

The Company’s technology and innovation remain key to future success as new products are developed and introduced into the marketplace. The Company has invested and continues to invest in products with significant potential growth or technological advantage, such as electro hydraulic braking systems, vehicle stability controls, electrically assisted steering, advanced restraint systems and advanced electronic components.

SYSTEMS

(In millions)
Years ended	2001	2000	1999

Sales	$3,150	$3,252	$2,869
Profit before taxes	176	209	86
Unusual items-income(expense) included in profit before taxes	(31)	(4)	(99)

Sales for 2001 of $3,150 million decreased $102 million from 2000, as higher volume on existing programs of $255 million and new business of $55 million were more than offset by lower volume on contracts nearing completion or completed of $411 million, primarily the U.S. Census and the TRW Environmental Safety Systems (TESS) programs.

Profit before taxes for 2001 and 2000 was $176 million and $209 million, respectively. Unusual items for 2001 included a charge of $11 million for the discontinuance of certain commercial businesses and $20 million of asset impairment charges for the write-down of intangible assets and investments in certain commercial affiliates. For 2000, unusual items included a gain of approximately $23 million due to the exchange of the Company’s interest in Paracel, Inc. for shares in Celera and a charge of approximately $27 million relating primarily to the impairment of an investment in a commercial affiliate. Excluding these unusual items, profit before taxes for 2001 decreased $6 million due to lower sales volume.

Sales for 2000 of $3,252 million increased $383 million from 1999, primarily due to new business of approximately $195 million and higher volume on existing programs, primarily space and missile defense systems contracts and the U.S. Census program, of approximately $336 million. The higher sales were offset by lower volume on contracts nearing completion or completed during the year of approximately $143 million.

Profit before taxes for 2000 and 1999 was $209 million and $86 million, respectively. Unusual items for 2000 negatively impacted profit before taxes by approximately $4 million, as described above. Unusual items in 1999 included a charge of $82 million to reflect primarily noncash costs for the discontinuance of a warehouse management systems business and the sale of a software security product line and a charge of $33 million for a commercial fixed price contract, partially offset by $16 million of gains from the sale of certain nonstrategic assets. Excluding these unusual items, profit before taxes for 2000 increased $28 million, primarily due to higher volume and improved performance on new and existing contracts of $40 million, offset in part by contracts nearing completion or completed during the year of $21 million.

Backlog as of December 31, 2001 increased to a record $4.0 billion, 16 percent higher than the $3.4 billion at the end of 2000, primarily due to the award of several key programs in the defense market. The segment received a $564 million follow-on contract from The Boeing Company to develop and deliver Battle Management, Command, Control and Communications products for the nation’s Missile Defense program. The segment also received key awards for the continued sustainment of the nation’s Intercontinental Ballistic Missile program and production of upgraded guidance and propulsion systems. In addition, the segment received key awards during the year in the civil and commercial markets. Backlog at December 31, 2001 and 2000, does not include approximately $4.7 billion and $5.0 billion, respectively, of negotiated and priced, but not exercised, options for defense and nondefense programs. The exercise of these options is at the discretion of the customer and, in the case of government contracts, is dependent on future government funding.

Government funding for contracts in the segment is expected to remain stable while certain contracts remain fiscally constrained. However, increased defense, intelligence and information technology spending is expected to have a favorable impact on many of the segment’s major contracts and core businesses. The focus of the current Administration on homeland security and national defense funding is expected to provide new opportunities to leverage the segment’s systems engineering and integration capabilities. Systems’ products and services offer solutions for both government and commercial customers to outsource services, lower the cost of doing business, improve quality and decrease the time to market. The continued focus on diversification of the segment’s sales mix is expected to lead to increased civil, state, and commercial contracts that further position the segment for growth. The diversity of its programs helps mitigate risk from both funding fluctuations and the economic uncertainty of global markets. The companywide Six Sigma program will be leveraged to enhance financial performance. The segment’s focus remains on investing in new technologies, bidding and winning new contracts and continuing to provide outstanding products and services to its customers.

SPACE & ELECTRONICS

(In millions)
Years ended	2001	2000	1999

Sales	$2,020	$1,880	$1,870
Profit before taxes	212	459	500
Unusual items-income(expense) included in profit before taxes	95	295	256

Sales for 2001 of $2,020 million increased $140 million from 2000, primarily due to higher volume on existing programs, including Astrolink, of approximately $200 million, offset in part by lower volume on microelectronics products of approximately $50 million and lower volume on several defense programs nearing completion or completed during the year of $25 million.

TRW Inc. 27

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS

Profit before taxes for 2001 and 2000 was $212 million and $459 million, respectively. Profit before taxes in 2001 included gains of $411 million from the sale of shares of RFMD stock offset, in part, by asset impairment charges related to the investment in Astrolink of $242 million, charges of $65 million related to the investment in and the share of asset impairment recorded by Endwave, and other charges, primarily restructuring, of $9 million. Profit before taxes in 2000 included gains of $220 million, primarily related to sales of shares of RFMD stock and $75 million related to the merger and initial public offering of Endwave. Excluding these unusual items, profit before taxes decreased $47 million as improved overall program performance of $10 million and a favorable income effect from a terminated commercial contract of $24 million were offset by the profit impact from lower volume of $20 million relating to microelectronic products, increased losses in affiliates of $12 million and costs associated with commercializing defense technologies of approximately $48 million.

Sales for 2000 of $1,880 million increased $10 million from $1,870 million in 1999, primarily due to higher volume on new awards, including the start-up of the Astrolink contract of $217 million and volume on existing programs of approximately $63 million, offset in part by the timing of incurred costs, lower volume on several defense programs nearing completion or completed during the year and the termination in 1999 of the SBIRS Low demonstration and validation contract of approximately $251 million.

Profit before taxes for 2000 and 1999 was $459 million and $500 million, respectively. Profit before taxes in 1999 included gains of $335 million related to sales of shares of RFMD stock and the sale of land of $11 million, partially offset by the write-off of the Company’s investment in ICO of $79 million and a charge for a capped cost reimbursable contract for the U.S. Army of $11 million. Excluding the unusual items described above, profit before taxes decreased $80 million in 2000, primarily due to increased investment in initiatives focused on commercializing defense-related technologies of approximately $21 million and higher program performance realized on contracts nearing completion or completed in 1999 of approximately $61 million.

Backlog at the end of 2001 increased to a record $4.0 billion, 25 percent higher than the $3.2 billion at December 31, 2000. The award of several key programs in the defense market, including the Joint Strike Fighter and Advanced EHF, contributed to the increase. Backlog at December 31, 2001 and 2000 does not include approximately $437 million and $443 million, respectively, of negotiated and priced, but not exercised, options for defense and nondefense programs. The exercise of the options is at the discretion of the customer and, in the case of government contracts, is dependent on future government funding.

Over the next few years, government funding of Department of Defense (DoD) Research, Development, Test and Evaluation (RDT&E) contracts is expected to have a modest growth overall. The focus of the current Administration is on expediting United States’ intelligence, surveillance and reconnaissance capabilities, which is expected to have a favorable impact on many of the segment’s current major contracts and provide new opportunities to leverage its high-end technologies. In addition to the segment’s healthy government business outlook, it is positioned well for the future growth in the high-end commercial telecommunications markets. The diversity of the segment’s programs helps mitigate risk from both funding fluctuations and the economic uncertainty of global markets. In 2001, the segment completed a process-based reorganization that will leverage the companywide Six Sigma program to deliver improved performance. New ventures in the commercialization of defense technologies, including advanced semiconductors and solid-state lasers, will continue to have a negative impact on earnings in the near term.

AERONAUTICAL SYSTEMS

(In millions)
Years ended	2001	2000	1999

Sales	$1,102	$1,105	$902
Profit before taxes	90	152	123
Unusual items-income(expense) included in profit before taxes	(20)	—	—

Sales for 2001 were consistent with those in 2000, despite the downturn in the commercial aviation market since the events of September 11. Increased sales volume of $28 million was offset by the effect of foreign currency exchange of $32 million.

Profit before taxes of $90 million decreased $62 million compared to 2000. Excluding unusual net charges of $20 million in 2001, consisting of restructuring charges of $24 million and a gain on sale of assets of $4 million, profit before taxes decreased $42 million. This decrease was mainly due to an unfavorable mix of products sold, primarily repair services and spare parts of $30 million and an increase in research and development expenditures of $11 million.

Sales for 2000 of $1,105 million increased $203 million from $902 million in 1999. The increase is attributable to the inclusion of the first quarter of 2000 sales of LucasVarity of $253 million, offset in part by the effect of foreign currency exchange of $53 million.

Profit before taxes of $152 million in 2000 increased $29 million from 1999, primarily due to the inclusion of the first quarter of 2000 of LucasVarity of approximately $28 million.

In 2001, the segment announced restructuring actions as a result of decreased demand for its commercial aviation equipment and services. Cost reduction measures are being implemented, including reductions of approximately 1,100 employees. As a result of these actions, the segment recorded before tax charges of $24 million in 2001, of which $8 million and $16 million were recorded in administrative and selling expenses and cost of sales, respectively. As of December 31, 2001, the segment had used $4 million for severance payments and expects the balance to be used by the end of 2002.

As part of the LucasVarity acquisition, the segment recorded approximately $54 million for severance and other costs to close certain facilities. The costs were included in the purchase price allocation and reported in other accruals. During 2001, 2000 and 1999, $5 million, $38 million and $9 million, respectively, were used for severance and lease

28 TRW Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS

termination costs. The remaining balance is expected to be used by the first quarter of 2002.

Backlog as of December 31, 2001 and 2000 was $724 million and $758 million, respectively.

The events of September 11 had a negative impact on short-term business volumes and will continue to constrain demand in 2002. However, the segment has responded to this challenge by reducing employment in order to realign the cost base to the prevailing market conditions. The established Six Sigma program already has begun to yield cost savings and is being accelerated so that Aeronautical Systems will emerge from the downturn with a competitive cost base and the ability to benefit from future upturn in demand.

In the long-term, growth in the demand for air travel is still expected to exceed Gross Domestic Product (GDP). Historically, growth in airline capacity has exceeded GDP growth by approximately 2 percent with a corresponding increase in demand for aeronautical equipment. This relationship is expected to continue, although the precise timing of the upturn is uncertain.

Aeronautical Systems continues to invest in new product development and engineering to fund key program wins, which will provide sales growth in the longer term. These new programs include contracts to provide the weapons bay door drive system for the Joint Strike Fighter, and the flap, air brake and electrical power generation and management system for the new Dassault Falcon 7X long-range business jet.

LUCASVARITY ACQUISITION

On March 25, 1999, the Company acquired LucasVarity for approximately $6.8 billion in cash and assumed net debt. The transaction was accounted for as a purchase. Assets and liabilities were recorded based on their respective fair values. The Company recorded $2.9 billion of goodwill which is being amortized on a straight-line basis over 40 years. See the LucasVarity Acquisition Note to the Financial Statements for further discussion.

INTERNATIONAL OPERATIONS

International sales were $7.0 billion, or 43 percent of the Company’s sales in 2001; $7.4 billion, or 43 percent in 2000; and $7.7 billion, or 45 percent in 1999. U.S. export sales included in those amounts were $879 million in 2001, $1,025 million in 2000 and $1,039 million in 1999. Most of the Company’s non-U.S. operations are included in the Automotive, Aeronautical Systems and Systems segments and are located primarily in Europe, Mexico, Canada, Brazil and the Asia Pacific region.

The Company’s foreign operations are subject to a variety of risks that may affect such operations, including:

•	customary exchange controls and currency restrictions;

•	currency fluctuations and devaluations;

•	changes in local economic conditions;

•	exposure to possible expropriation or other government actions;

•	unsettled political conditions and possible terrorist attacks; and

•	foreign government-sponsored boycotts of the Company’s products or services for noncommercial reasons.

While the impact of these risks is difficult to predict, any one or more of them could adversely affect the Company’s operations in the future.

TRW Inc. 29

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS

LIQUIDITY AND FINANCIAL POSITION

Cash flow from operations in 2001 of $1,497 million and proceeds from the sale of assets of $476 million were used primarily for the reduction in debt of $974 million, capital expenditures of $764 million, dividend payments of $154 million and other items of $108 million. As a result, cash and cash equivalents decreased $27 million. Cash flow from operations in 2000 of $1,159 million, proceeds from the sale of assets of $1,557 million and other items of $38 million were used primarily for the reduction in debt of $1,806 million, capital expenditures of $742 million and dividend payments of $167 million. As a result, cash and cash equivalents increased $39 million.

Net debt (short-term debt, the current portion of long-term debt and long-term debt, less cash and cash equivalents) was $5.5 billion at December 31, 2001 compared to $6.4 billion and $8.3 billion at December 31, 2000 and 1999, respectively. The ratio of net debt to total capital (net debt, minority interests and shareholders’ investment) was 71 percent, 70 percent and 75 percent at December 31, 2001, 2000 and 1999, respectively. The increase in 2001 in the ratio of net debt to capital was due to a reduction in shareholders’ investment of $465 million due to earnings of $68 million and net share issuance for benefit plans of $76 million being more than offset by a reduction of unrealized gain on securities of $335 million, primarily from the sale of RFMD stock, foreign exchange losses of $101 million and a $39 million increase in the minimum pension liability combined with the declaration of dividends of $132 million. The percentage of fixed rate debt to total debt was 85 percent and 66 percent at the end of 2001 and 2000, respectively.

At December 31, 2001, short-term debt was $115 million compared to $1,450 million at December 31, 2000. During 2001, short-term debt was reduced from a combination of the use of proceeds from net long-term debt issuances, proceeds from an accounts receivable securitization transaction, operating cash flow and an increase in debt reclassified from short-term to long-term debt.

At December 31, 2001, $350 million of short-term obligations were reclassified to long-term obligations as the Company intends to refinance the obligations on a long-term basis and has the ability to do so under its revolving credit agreements.

The primary sources of short-term debt used by the Company are borrowings in the U.S. commercial paper market and bank borrowings in many countries where the Company has operations. The Company’s continued ability to access borrowings in the U.S. commercial paper market depends on maintaining or improving the short-term debt ratings of the Company. The continued focus on overall debt reduction and on improving operating performance will contribute to supporting the Company’s debt ratings. If the ratings on the Company’s short-term debt are lowered, access to commercial paper borrowings will be substantially reduced or eliminated and the Company’s cost of short-term borrowings will increase.

Commercial paper borrowings outstanding at December 31, 2001 totaled $286 million, with maturities up to three months, supported by a $1.8 billion revolving credit facility expiring in 2002 and a $1 billion revolving credit facility expiring in 2005. These facilities allow for borrowings at the prime rate or a rate based on London Interbank Offered Rate (LIBOR), at the option of the Company, and serve as an alternative source of liquidity. In January 2001, the Company amended and restated the $1.8 billion revolving credit agreement as part of an annual renewal. In January 2002, this agreement was again renewed and further amended and restated in an amount of $1.25 billion with 20 banks, establishing a new expiration date of January 21, 2003, with an option to extend the maturity of outstanding borrowings at that time to January 21, 2004. There were no borrowings outstanding under the Company’s revolving credit agreements at December 31, 2001.

In November 2001, the Company entered into a $350 million accounts receivable securitization agreement with a financial institution and several financial conduits. The Company securitized a portion of its U.S. automotive and aeronautical receivables to diversify its funding sources at a competitive cost. To effect the transaction, the Company established a wholly owned, fully consolidated, bankruptcy-remote, special purpose subsidiary for the purpose of purchasing the accounts receivable from the Company, including receivables purchased by the Company from certain of its subsidiaries, and selling an undivided interest in the receivables to the financial conduits. At December 31, 2001, the undivided interest in the receivables portfolio transferred to the financial conduits amounted to $327 million. The amount of funds available to the Company under this agreement will vary with changes in the amount and mix of the applicable accounts receivable and will decrease if the creditworthiness of the obligors of the accounts receivable or their payment practices deteriorates. The securitization program permits the Company to receive proceeds from the receivables earlier than it would have under the terms of the receivables, at a negotiated discount. The transaction is treated as a sale of the receivables, as opposed to a loan secured by receivables.

Long-term debt at December 31, 2001 was $5.6 billion compared to $5.3 billion at December 31, 2000. Long-term debt increased due to the combination of an excess of long-term debt issuances compared to long-term debt maturities during the year and a net increase in debt reclassified from short-term to long-term debt.

The primary sources of long-term borrowings used by the Company are issuances in the U.S. public capital markets and bank borrowings. The Company’s ability to continue to access these sources of capital is dependent on maintaining acceptable long-term debt ratings and demonstrating the financial ability to support and service the Company’s long-term debt.

During 2001, the Company issued $500 million of 7.625 percent Notes due March 2006 utilizing its universal shelf registration statement. The Company also refinanced $100 million of commercial paper borrowings by entering into a debt agreement due April 2003. The interest rate under the agreement is a floating rate based on the three-month LIBOR.

The Company had $1.2 billion remaining available under its universal shelf registration statement at December 31, 2001. Securities that may be issued under this shelf registration statement include debt securities, common stock, warrants to purchase debt securities, warrants to purchase common stock, stock purchase contracts and stock purchase units.

30 TRW Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS

At December 31, 2001, $724 million of the Company’s long-term debt had a scheduled maturity within one year. In January 2002, the Company borrowed $250 million under a term loan agreement with 10 banks due January 25, 2005. The interest rate under the agreement is either the prime rate or a rate based on LIBOR, at the option of the Company. The proceeds from the borrowing were used by the Company to repay commercial paper. This borrowing is considered a pre-financing of a portion of the long-term debt maturing in 2002.

The Company’s revolving credit facilities and term loan agreement contain various financial and other covenants. The Company is in compliance with these covenants and expects to remain in compliance during the term of the agreements. If the future performance of the Company changes, resulting in a breach of a covenant under the revolving credit and term loan agreements, the lenders under those agreements may cancel available borrowing commitments and accelerate outstanding loans. As stated above, the availability under the Company’s credit agreements is a requirement for the Company’s ability to access the commercial paper markets. The cost to the Company of borrowings under the revolving credit agreement and the term loan agreement and the cost of the sale of undivided interests of accounts receivable under the accounts receivable securitization agreement may increase if the Company’s senior unsecured debt ratings are lowered. In addition, the accounts receivable securitization agreement may be terminated if the Company’s senior unsecured debt ratings fall below BB by Standard & Poor’s Rating Services or Ba2 by Moody’s Investors Services, Inc.

During 2001, the Company reduced net debt by approximately $1.0 billion. The Company intends to continue to achieve additional debt reduction through operating cash flow, including working capital improvements, sale of noncore businesses, disposal of nonrevenue producing assets and lower capital expenditures.

The Company announced a reduction in its dividend policy in September 2001 from a quarterly rate of $0.35 per share to $0.175 per share. If the dividend rate is maintained at this level, the Company will pay approximately $65 million less in dividends in 2002 than in 2001, based on the number of shares of common stock outstanding at December 31, 2001.

Capital expenditures for property, plant and equipment and other intangible assets, primarily internal-use software, were $764 million in 2001, $742 million in 2000 and $865 million in 1999. The Company will maintain a capital program with estimated capital expenditures for 2002 totaling approximately $650 million. Capital expenditures in Systems and Space & Electronics are expected to remain stable in 2002 compared to 2001, while a decline in capital expenditures in Automotive and Aeronautical Systems is forecast. Expenditures in Systems, Space & Electronics and Aeronautical Systems will be used to support research and development of next-generation technologies, including high-frequency indium phosphide integrated circuits for governmental and commercial applications, for support of major new contract awards and the existing businesses. The Company will continue to focus on cost reduction efforts and invest in Automotive’s growth businesses, including electro hydraulic braking systems, vehicle stability controls, electrically assisted steering, advanced restraint systems and advanced electronic components.

In 2000, the Company monetized 4 million shares (adjusted for a 2-for-1 stock split) of its holdings in RFMD through the execution of three forward share sale agreements, maturing on various dates through February 2004. The Company received cash proceeds of $168 million in consideration for its agreement to deliver up to 4 million shares of RFMD common stock, in the aggregate, upon maturity of the contracts. Also in 2000, the Company monetized its holdings of 229,354 shares in Celera through the execution of a forward share sale agreement maturing in December 2003. The Company received cash proceeds of $18.6 million in consideration for its agreement to deliver up to 229,354 shares of Celera common stock, in the aggregate, upon maturity of the contract.

The Company sold 18.7 million shares of RFMD common stock for $453 million in 2001 and 5.3 million shares in 2000 for $225 million. At December 31, 2001, the Company owned approximately 4.5 million shares, including 4 million shares the Company has pledged to secure its obligations under the forward share sale agreements.

The fair value of the Company’s investment in RFMD at December 31, 2001 and 2000, excluding the effect of the forward share sale agreements, was approximately $89 million and $635 million, respectively. The fair value of the Company’s investment in Celera at December 31, 2001 and 2000, excluding the effect of the forward share sale agreement, was approximately $6 million and $8 million, respectively. These amounts are reflected in the Balance Sheets in investments in affiliated companies.

At December 31, 2001, the Company had a working capital deficiency of approximately $1.6 billion due to the issuance of debt incurred to purchase LucasVarity, combined with a reduction in accounts receivable, including the sale of accounts receivable in connection with the accounts receivable securitization program and improved working capital management. Management believes that sufficient resources from funds generated by operations, dispositions and existing borrowing capacity are available to maintain liquidity.

The following charts reflect the Company’s contractual obligations and commercial commitments as of December 31, 2001. Commercial commitments include lines of credit, guarantees and other potential cash outflows resulting from a contingent event that requires performance by the Company or its subsidiaries pursuant to a funding commitment.

	Payments Due by Period

Contractual Obligations			2003 to	2005 to	2007 and
(In millions)	Total	2002	2004	2006	beyond

Long-term debt	$5,540	$714	$948	$1,566	$2,312
Capital lease obligations	54	10	20	12	12
Operating leases	531	128	177	115	111
Other long-term obligations	2,164	238	505	420	1,001

Total contractual cash obligations	$8,289	$1,090	$1,650	$2,113	$3,436

TRW Inc. 31

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS

	Amount of Commitment Expiration per Period

(In millions)			2003 to	2005 to	2007 and
Other Commercial Commitments	Total	2002	2004	2006	beyond

Standby letters of credit / bonds*	$245	$130	$104	$—	$11
Guarantees	21	5	6	—	10
Lines of credit	7	7	—	—	—
Other commercial commitments	89	17	47	11	14

Total commercial commitments	$362	$159	$157	$11	$35

*     The final maturity of current instruments is subject to annual renewal.

Excluded from the foregoing Other Commercial Commitments table are open purchase orders at December 31, 2001 for raw materials and supplies used in the normal course of business. The Company also has certain guarantees of its subsidiaries’ performance under long-term contracts, which are not presented in the table.

The Company is subject to inherent risks attributed to operating in a global economy. It is the Company’s policy to utilize derivative financial instruments to manage its interest rate and foreign currency exchange rate risks. When appropriate, the Company uses derivatives to modify its exposure to interest rate movements and to reduce borrowing costs. Interest rate swaps hedge interest rates on certain indebtedness and involve the exchange of fixed and floating rate interest payment obligations over the life of the related agreement. Also, the Company may use interest rate agreements in the management of interest rate exposure on debt issuances. The Company manages cash flow transactional foreign currency exchange risk pursuant to a written corporate policy. Forward contracts and, to a lesser extent, options are utilized to protect the Company’s cash flow from adverse movements in exchange rates.

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

Based on the Company’s interest rate exposure on variable rate borrowings at December 31, 2001, a one-percentage-point increase in the average interest rate on the Company’s variable rate borrowings would increase future interest expense by approximately $8 million per year. Based on the Company’s exposure to foreign currency exchange rate risk resulting from derivative foreign currency instruments outstanding at December 31, 2001, a 10 percent uniform strengthening in the value of the U.S. dollar relative to the currencies in which those derivative foreign currency instruments are denominated would result in a $130 million loss in fair value.

The Company’s sensitivity analyses of the effects of changes in interest rates and foreign currency exchange rates do not reflect the effect of such changes on the related hedged transactions or on other operating transactions. The analyses also do not factor in a potential change in the level of variable rate borrowings or derivative instruments outstanding that could take place if these hypothetical conditions prevailed.

Management believes the Company’s current financial position and financing arrangements allow flexibility in worldwide financing activities and permit the Company to respond to changing conditions in credit markets. Management believes that funds generated from operations, divestitures and existing borrowing capacity are adequate to fund debt service requirements, capital expenditures, working capital including tax requirements, company-sponsored research and development programs and dividend payments to shareholders. The Company’s ability to continue to fund these items and continue to reduce debt may be affected by a number of factors, including the effect of general economic conditions on the Company’s business, the ability to dispose of assets and the cost of warranty, recall and litigation claims.

See the Summary of Significant Accounting Policies, Financial Instruments and Debt and Credit Agreements Notes to Financial Statements for further discussion of these matters.

CRITICAL ACCOUNTING POLICIES

The critical accounting policies that affect the Company’s financial statements and which use judgments and assumptions are listed below. In addition, the likelihood that materially different amounts would be reported under varied conditions and assumptions are highlighted.

Revenue Recognition

The Company’s revenue recognition policy relating to long-term fixed-price and fixed-price incentive contracts, accounted for using the percentage- of-completion method, approximates 30 percent of the combined revenues of Systems and Space & Electronics. The method requires the use of estimates of costs to be incurred for the design and manufacture of highly technical, intricate components and systems for space communications as well as the engineering, development and integration of software systems. Such costs are typically incurred over a period of several years, and the estimation of these costs requires substantial judgments. The cost estimation process is based on the professional knowledge and experience of Company engineers and program managers along with finance professionals. The duration of the contracts and the technical challenges included in certain contracts affect the Company’s ability to estimate costs precisely. As a result, the Company updates its projections of cost at least annually or when

32 TRW Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS

circumstances significantly change. Adjustments to projected costs are recognized in net earnings when determinable.

Product Recalls

The Company is at risk for product recall costs primarily in the Automotive segment. Recall costs are costs incurred when the Company and the customer decide, either voluntarily or involuntarily, to recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Costs typically include the cost of the product being replaced, customer cost of the recall and labor to remove and replace the defective part. When a decision to recall a product has been made, the Company’s estimated cost of the recall is recorded as a charge to net earnings in that period in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Standards (SFAS) 5. In making this estimate, judgment is required as to the number of units to be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between the Company and the customer and, in some cases, the extent to which a supplier to the Company will share in the recall cost. As a result, these estimates could change.

Litigation

The Company and its subsidiaries are subject to various claims, lawsuits and administrative proceedings that arise from the ordinary course of business. Liabilities and costs associated with these matters require estimates and judgment based on professional knowledge and experience of management and its legal counsel. When estimates of the Company’s exposure for claims or pending or threatened litigation matters meet the criteria of SFAS 5, amounts are recorded as charges to net earnings. The ultimate resolution of any exposure to the Company may change as further facts and circumstances are made available.

Impairment of Long-Lived Assets

Long-lived assets, goodwill and other intangibles are evaluated for impairment when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows to be generated by those assets are less than their carrying value. If the undiscounted cash flows are less than the carrying value of the assets, the assets are written down to their fair value. The determination of undiscounted cash flows is based on the businesses’ strategic plans and long-range planning forecasts. The revenue growth rates included in the plans are based on industry specific data for each of the businesses. The Company’s Automotive segment uses external vehicle build assumptions published by widely used external sources and market share data by customer based on known and targeted awards over a five-year period. The Systems and Space & Electronics segments use the federal defense budget, recorded backlog and targeted awards. The Aeronautical Systems segment obtains aircraft build projections from aircraft manufacturers and uses widely available external publications and forecasting data sources to validate manufacturers’ projections and to project aftermarket demand. The profit margin assumptions included in the plans are projected by each segment based on the current cost structure and anticipated cost reductions. If different assumptions were used in these plans, the related undiscounted cash flows used in measuring impairment could be different and additional impairment of assets might be required to be recorded.

Employee Benefit Plans

Assumptions used in determining projected benefit obligations and the fair values of plan assets for the Company’s pension plans and postretirement benefits other than pensions are evaluated periodically by management in consultation with an outside actuary. Changes in assumptions are based on relevant Company data, such as the rate of increase in compensation levels and the long-term rate of return on plan assets. Critical assumptions such as the discount rate used to measure the Company’s benefit obligations, the expected long-term rate of return on plan assets and health care cost projections are evaluated and updated annually. A change in these assumptions, holding all other assumptions constant, would have the following effect on costs on an annual basis:

	One-fourth-
(Decrease)increase in costs	percentage-point

(In millions)	Increase	Decrease

Discount rate	$(8)	$8
Expected long-term rate of return	(20)	20

	One-percentage-point

	Increase	Decrease

Health care cost trend rate	$15	$(13)

CONTINGENCIES

Various claims, lawsuits and administrative proceedings with respect to commercial, product liability and environmental matters are pending or threatened against the Company or its subsidiaries, arising from the ordinary course of business.

During 1996, the United States Department of Justice (DOJ) advised the Company that it had been named as a defendant in lawsuits brought by a former employee of the Company originally filed under seal in 1994 and 1995 in the United States District Court for the Central District of California under the qui tam provisions of the civil False Claims Act. The DOJ subsequently advised that it would intervene in the litigation. In a consolidated complaint filed jointly by the former employee and the DOJ, it is alleged that the Company misclassified various costs and improperly charged those costs to certain of its federal contracts, that the United States has incurred substantial damages, and that the Company is liable for treble damages, penalties, post-judgment interest, costs (including attorneys’ fees) and “all other proper relief.” All substantive allegations against the Company have been denied in the Company’s answer to the consolidated complaint. The Company cannot currently predict the outcome of this lawsuit.

In October 2000, Kelsey-Hayes Company (formerly known as Fruehauf Corporation) was served with a grand jury subpoena relating to a criminal investigation being conducted by the U.S. Attorney for the Southern District of Illinois. The U.S. Attorney has informed the Company that the investigation relates to possible wrongdoing by Kelsey-Hayes Company and others involving certain loans made by Kelsey-Hayes Company’s then parent corporation to Fruehauf Trailer Corporation, the handling of

TRW Inc. 33

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS

the trailing liabilities of Fruehauf Corporation and actions in connection with the 1996 bankruptcy of Fruehauf Trailer Corporation. Kelsey-Hayes Company became a wholly owned subsidiary of TRW upon TRW’s acquisition of LucasVarity in 1999. The Company is cooperating with the investigation and is unable to predict the outcome of the investigation at this time. Taking into account established reserves, management believes that the ultimate resolution of each of the foregoing matters will not have a material effect on the Company’s financial condition or results of operations. The resolution of one or more of such matters may have a material effect on cash flow for the period in which such matters are resolved.

CURRENT ACCOUNTING PRONOUNCEMENTS

The FASB recently issued SFAS 141, “Business Combinations,” SFAS 142, “Goodwill and Intangible Assets,” SFAS 143, “Accounting for Asset Retirement Obligations” and SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

SFAS 141 requires that acquisitions entered into after June 30, 2001, be accounted for using the purchase method and establishes criteria to be used in determining whether acquired intangible assets are to be recorded separately from goodwill. Statement 142 sets forth the accounting for goodwill and intangible assets after the completion of a business acquisition and for goodwill and intangible assets already recorded. Goodwill will no longer be amortized beginning January 1, 2002. Rather, goodwill will be tested for impairment by comparing the asset’s fair value to its carrying value. Also, the value of workforce of approximately $65 million must be reclassified from intangible assets to goodwill. The Company will adopt Statement 142 on January 1, 2002.

At December 31, 2001 the Company had recorded approximately $3.2 billion of goodwill, net of accumulated amortization. Management has conducted preliminary valuations of its reporting units and has determined that goodwill should not be impaired. In 2001, the Company recorded amortization expense for goodwill and the value of workforce of $103 million before tax, $90 million after tax, or $0.71 per share.

SFAS 143 requires the fair value of a liability for asset retirement obligations to be recorded in the period in which it is incurred. The statement applies to a company’s legal or contractual obligation associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development or through the normal operation of a long-lived asset. The statement is effective for the Company beginning January 1, 2003.

SFAS 144 addresses the accounting and reporting for the impairment or disposal of long-lived assets. The statement provides a consistent method to value long-lived assets to be disposed of. New criteria must be met to classify the asset as an asset held-for-sale. This statement also changes the rules for reporting the effects of a disposal of a segment of a business. This statement will be adopted on January 1, 2002.

The Company has evaluated the impact of SFAS 143 and 144 and believes that the adoption of these statements should not have a material impact on its financial position or results of operations.

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

The Company’s results could be affected by the ability to obtain new contract awards; the level of defense funding by the government and the termination of existing government contracts; pricing pressures from customers; moderation or decline in the automobile build rate; changes in consumer debt levels; work stoppages; unanticipated downturn in the financial condition of, or business relationships with customers or suppliers; the ability to reduce the level of outstanding debt from cash flow from operations and the proceeds from asset dispositions; a credit rating downgrade; increase in interest rates; customer recall and warranty claims; product liability and litigation issues; changes to the regulatory environment regarding automotive safety; the introduction of competing products or technology by competitors; the ability to attract and retain skilled employees with high-level technical competencies; the financial results of companies in which we have made technology investments; the availability of funding for research and development; economic, regulatory and political domestic and international conditions; fluctuations in currency exchange rates; and the impact of additional terrorist attacks, which could result in reduced automotive production, disruptions to the transportation system, or significant and prolonged disruption to air travel.

The above list of important factors is not exclusive. We caution that any forward-looking statement reflects only the beliefs of the Company or its management at the time the statement is made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

34 TRW Inc.

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

/s/ Robert H. Swan	/s/ Thomas A. Connell

Robert H. Swan	Thomas A. Connell
Executive Vice President and	Vice President and
Chief Financial Officer	Corporate Controller

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

Shareholders and Directors, TRW Inc.

We have audited the accompanying consolidated balance sheets of TRW Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and changes in shareholders’ investment for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TRW Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Ernst & Young LLP
Cleveland, Ohio
January 22, 2002

TRW Inc. 35

FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS

TRW Inc. and subsidiaries
(In millions except per share data)
Years ended December 31	2001	2000	1999

Sales	$16,383	$17,231	$16,969
Cost of sales	14,084	14,520	14,020

Gross profit	2,299	2,711	2,949

Administrative and selling expenses	1,111	1,115	1,150
Research and development expenses	442	442	468
Interest expense	478	524	477
Amortization of goodwill and intangible assets	141	143	195
Purchased in-process research and development	—	12	85
Other (income)expense-net	(13)	(231)	(213)

Earnings before income taxes	140	706	787
Income taxes	72	268	318

Net earnings	$68	$438	$469

Per share of common stock

Diluted earnings per share	$0.54	$3.51	$3.80
Basic earnings per share	0.54	3.55	3.87
Dividends declared	1.05	1.36	1.32

See notes to financial statements.

36 TRW Inc.

FINANCIAL STATEMENTS

BALANCE SHEETS

TRW Inc. and subsidiaries (In millions) December 31	2001	2000

Assets
Current assets
Cash and cash equivalents	$240	$267
Accounts receivable (net of allowances of $67 million in 2001 and $60 million in 2000)	1,596	2,328
Interest in securitized receivables	162	—
Inventories Finished products and work in-process	479	513
Raw materials and supplies	284	357

Total inventories	763	870
Prepaid expenses	170	149
Deferred income taxes	231	353

Total current assets	3,162	3,967
Property, plant and equipment-on the basis of cost Land	144	145
Buildings	1,976	1,944
Machinery and equipment	6,146	5,826

	8,266	7,915
Less accumulated depreciation and amortization	4,724	4,328

Total property, plant and equipment-net	3,542	3,587
Intangible assets Goodwill	3,538	3,547
Other intangible assets	974	975

	4,512	4,522
Less accumulated amortization	701	510

Total intangible assets-net	3,811	4,012
Investments in affiliated companies	245	1,040
Other notes and accounts receivable	223	283
Other assets	590	676
Prepaid pension cost	2,871	2,902

	$14,444	$16,467

Liabilities and shareholders’ investment Current liabilities Short-term debt	$115	$1,450
Trade accounts payable	1,742	1,795
Accrued compensation	477	500
Other accruals	1,505	1,475
Dividends payable	22	44
Income taxes	173	107
Current portion of long-term debt	724	489

Total current liabilities	4,758	5,860
Long-term debt	4,870	4,765
Long-term liabilities	1,944	2,038
Deferred income taxes	612	1,030
Minority interests in subsidiaries	74	123

Shareholders’ investment Serial Preference Stock II (involuntary liquidation $5 million in 2001 and $6 million in 2000)	—	—
Common stock (shares outstanding 126.5 million in 2001 and 124.2 million in 2000)	79	78
Other capital	480	472
Retained earnings	2,468	2,565
Treasury shares–cost in excess of par value	(372)	(472)
Accumulated other comprehensive income(loss)	(469)	8

Total shareholders’ investment	2,186	2,651

	$14,444	$16,467

See notes to financial statements.

TRW Inc. 37

FINANCIAL STATEMENTS

STATEMENTS OF CASH FLOWS

TRW Inc. and subsidiaries
(In millions)
Years ended December 31	2001	2000	1999

Operating activities
Net earnings	$68	$438	$469
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization	755	794	850
Pension income	(248)	(249)	(192)
Net gain on sale of assets	(444)	(286)	(360)
Asset impairment charges	398	93	153
Pending and threatened litigation	97	65	—
Deferred income taxes	(36)	49	233
Gain on Endwave merger	—	(57)	—
Purchased in-process research and development	—	12	85
Other-net	109	32	132
Changes in assets and liabilities, net of effects of businesses acquired or divested
Accounts receivable, net	249	—	86
Securitization of accounts receivable	327	—	—
Inventories	75	85	115
Trade accounts payable	(6)	257	—
Prepaid expenses and other liabilities	(12)	(103)	(157)
Other-net	165	29	108

Net cash provided by operating activities	1,497	1,159	1,522

Investing activities
Capital expenditures including other intangibles	(764)	(742)	(865)
Net proceeds from divestitures	476	1,557	432
Acquisitions, net of cash acquired	—	(3)	(6,095)
Other-net	(89)	(19)	(186)

Net cash (used in)provided by investing activities	(377)	793	(6,714)

Financing activities
(Decrease) increase in short-term debt	(1,223)	(1,083)	1,486
Proceeds from debt in excess of 90 days	1,147	1,429	6,245
Principal payments on debt in excess of 90 days	(898)	(2,152)	(2,276)
Dividends paid	(154)	(167)	(160)
Other-net	7	47	40

Net cash (used in)provided by financing activities	(1,121)	(1,926)	5,335
Effect of exchange rate changes on cash	(26)	13	2

(Decrease)increase in cash and cash equivalents	(27)	39	145
Cash and cash equivalents at beginning of year	267	228	83

Cash and cash equivalents at end of year	$240	$267	$228

Supplemental Cash Flow Information
Interest paid (net of amount capitalized)	$460	$524	$456
Income taxes paid (net of refunds)	34	168	168

See notes to financial statements.

38 TRW Inc.

FINANCIAL STATEMENTS

STATEMENTS OF CHANGES IN
SHAREHOLDERS’ INVESTMENT

	Serial					Accumulated
	Preference					Other	Total
TRW Inc. and subsidiaries	Stock II	Common	Other	Retained	Treasury	Comprehensive	Shareholders'
(In millions)	Series 1&3	Stock	Capital	Earnings	Shares	Income (Loss)	Investment

Balance at December 31, 1998	$—	$75	$457	$2,021	$(637)	$(38)	$1,878

Net earnings – 1999				469			469
Foreign exchange loss, net of tax of $15 million						(121)	(121)
Unrealized gain on securities, net of tax of $305 million						566	566
Minimum pension liability, net of tax						1	1

Total comprehensive income(loss)							915
Dividends declared Preference				(1)			(1)
Common ($1.32 per share)				(160)			(160)
Net issuance of shares for employee benefit plans		1	8	(17)	88		80

Balance at December 31, 1999	—	76	465	2,312	(549)	408	2,712

Net earnings – 2000				438			438
Foreign exchange loss, net of tax of $167 million						(247)	(247)
Reduction of unrealized gain on securities, net of tax of $77 million						(143)	(143)
Minimum pension liability, net of tax of $5 million						(10)	(10)

Total comprehensive income(loss)							38
Dividends declared Preference				(1)			(1)
Common ($1.36 per share)				(169)			(169)
Net issuance of shares for employee benefit plans		2	7	(15)	77		71

Balance at December 31, 2000	—	78	472	2,565	(472)	8	2,651

Net earnings – 2001				68			68
Foreign exchange loss, net of tax of $46 million					(101)		(101)
Reduction of unrealized gain on securities, net of tax of $180 million					(335)		(335)
Minimum pension liability, net of tax of $21 million					(39)		(39)
Deferred cash flow hedges, net of tax					(2)		(2)

Total comprehensive income(loss)							(409)
Dividends declared Preference				(1)			(1)
Common ($1.05 per share)				(131)			(131)
Net issuance of shares for employee benefit plans		1	8	(33)	100		76

Balance at December 31, 2001	$—	$79	$480	$2,468	$(372)	$(469)	$2,186

See notes to financial statements.

TRW Inc. 39

NOTES TO FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation — The financial statements include the accounts of the Company and its subsidiaries. Investments in affiliated companies are accounted for by the equity or cost method. The consolidated financial statements reflect the consolidated results of LucasVarity’s operations and cash flows subsequent to the date of acquisition, March 25, 1999.

Use of estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, and reported amounts in the Statements of Operations. Actual results could differ from those estimates.

Revenue recognition — The Company recognizes revenue, other than on long-term contracts, when title is transferred to the customer. For long-term contracts, the percentage-of-completion method is used to estimate sales under fixed-price and fixed-price incentive contracts. Sales under cost-reimbursement contracts are recorded as costs are incurred. Fees based on cost, award fees and incentive fees are included in sales at the time such amounts are reasonably estimable. Losses on contracts are recognized when determinable. Due to the nature and complexities of the Company’s business, where contracts contain both elements of products and services, it is not practical to segregate the sales and cost of sales elements of the contracts between products and services.

Accounts receivable — Accounts receivable at December 31, 2001 and 2000, included $621 million and $705 million, respectively, related to long-term contracts, of which $258 million and $306 million, respectively, were unbilled. Unbilled costs and fees represent sales earned and billable in the following month as well as sales earned but not billable under terms of the contracts. A substantial portion of such amounts is expected to be billed during the following year. Retainage receivables and receivables subject to negotiation were not significant.

In 2001, the Company entered into an accounts receivable securitization agreement with a financial institution and several financial conduits. At December 31, 2001, the Company’s retained interest in securitized receivables amounted to $162 million and is reported as interest in securitized receivables on the Balance Sheet. See the Accounts Receivable Securitization Note to Financial Statements.

Inventories — Inventories are stated at the lower of cost, principally the first-in, first-out (FIFO) method, or market. Inventories related to long-term contracts were not significant at December 31, 2001 and 2000.

Depreciation — Depreciation is computed over the assets’ estimated useful lives, using the straight-line method for the majority of the Company’s depreciable assets. The remaining assets are depreciated using accelerated methods. The estimated useful lives of buildings, machinery and equipment, and computers and other office equipment are between 30 to 40 years, 8 to 12 years and 3 to 5 years, respectively. Depreciation expense was $596 million, $628 million and $718 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Intangible assets — Intangible assets are stated on the basis of cost and are being amortized by the straight-line method over the estimated future periods to be benefited, except for goodwill prior to 1971, $47 million, which is not being amortized. Goodwill acquired after 1970 is being amortized over periods primarily ranging from 10 to 40 years. Other intangible assets include capitalized internal-use software and other identifiable intangible assets acquired through acquisitions, including core and developed technology and workforce. Capitalized internal-use software is being amortized over periods not to exceed 10 years. Other identifiable intangible assets are being amortized primarily over 5 to 30 years.

Asset impairment — The Company records impairment losses on long-lived and intangible assets when events and circumstances indicate that the assets may be impaired and the undiscounted net cash flows estimated to be generated by those assets are less than their carrying amounts. If the future undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are adjusted to their fair values.

Cost basis equity affiliates — The Company’s investments in affiliated companies include equity securities, accounted for using the cost method, which are classified as available-for-sale. These securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses, net of tax, are reported as a separate component of accumulated other comprehensive income(loss) in shareholders’ investment until realized. A decline in the value of any investment below cost that is deemed other than temporary is charged to earnings.

Environmental costs — The Company participates in environmental assessments and remediation efforts at operating facilities, previously owned or operated facilities, and Superfund or other waste sites. Costs related to these locations are accrued when it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated. Estimated costs are recorded at undiscounted amounts, based on experience and assessments, and are regularly evaluated as efforts proceed. Insurance recoveries are recorded as a reduction of environmental costs when fixed and determinable.

Issuance of an equity affiliate’s stock — The Company includes gains or losses arising from the issuance of a subsidiary’s or equity affiliate’s stock in other (income)expense-net.

Financial instruments — The Company adopted Statement of Financial Accounting Standards (SFAS) 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, on January 1, 2001. SFAS 133 requires companies to recognize all derivative instruments as either assets or liabilities at fair value. The transition adjustment recorded as a result of the adoption did not have a material impact on the Company’s financial position or net earnings.

Under SFAS 133, the gain or loss on derivative instruments that have been designated and qualify as hedges of the exposure to changes in the fair value of an asset or a liability, as well as the offsetting gain or loss on the hedged item, are recognized in net earnings during the period of the change in fair values. For derivative instruments that have been designated and qualify as hedges of the exposure to variability in

40 TRW Inc.

NOTES TO FINANCIAL STATEMENTS

expected future cash flows, the gain or loss on the derivative is initially reported as a component of other comprehensive income(loss) and reclassified to the Statement of Operations when the hedged transaction affects net earnings. Any gain or loss on the derivative in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in net earnings during the period of change. For derivative instruments that are a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive income(loss) as part of the cumulative translation adjustment. Derivatives not designated as hedges are adjusted to fair value through net earnings.

Prior to the adoption of SFAS 133, changes in market value of contracts that hedged firm foreign currency commitments and intercompany transactions were generally included in the basis of the transactions. Changes in the market value of the contracts that hedged anticipated transactions were generally recognized in net earnings.

Treasury stock — The Company’s purchases of shares of TRW common stock are recorded as treasury stock and result in a reduction of shareholders’ investment. When treasury shares are issued, the excess of the purchase price over the issuance price, using the first-in, first-out method, is reported as a reduction of retained earnings.

Reclassifications — Certain amounts in the prior year financial statements and related notes have been reclassified to conform with the 2001 presentation.

New accounting pronouncements — The Financial Accounting Standards Board (FASB) recently issued SFAS 141, “Business Combinations,” SFAS 142, “Goodwill and Intangible Assets,” SFAS 143, “Accounting for Asset Retirement Obligations” and SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

SFAS 141 requires companies to account for acquisitions entered into after June 30, 2001 using the purchase method and establishes criteria to be used in determining whether acquired intangible assets are to be recorded separately from goodwill. Statement 142 sets forth the accounting for goodwill and intangible assets after the completion of a business acquisition and for goodwill and intangible assets already recorded. Goodwill will no longer be amortized beginning January 1, 2002. Rather, goodwill will be tested for impairment by comparing the asset’s fair value to its carrying value. Also, the value of workforce of approximately $65 million must be reclassified from intangible assets to goodwill. The Company will adopt Statement 142 on January 1, 2002.

At December 31, 2001 the Company had recorded approximately $3.2 billion of goodwill, net of accumulated amortization. Management has conducted preliminary valuations of its reporting units and has determined that goodwill should not be impaired. In 2001, the Company recorded amortization expense for goodwill and the value of workforce of $103 million before tax, $90 million after tax, or $0.71 per share.

SFAS 143 requires the fair value of a liability for asset retirement obligations to be recorded in the period in which it is incurred. The statement applies to a company’s legal or contractual obligation associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development or through the normal operation of a long-lived asset. The statement is effective for the Company beginning January 1, 2003.

SFAS 144 addresses the accounting and reporting for the impairment or disposal of long-lived assets. The statement provides a consistent method to value long-lived assets to be disposed of. New criteria must be met to classify the asset as an asset held-for-sale. This statement also changes the rules for reporting the effects of a disposal of a segment of a business. This statement will be adopted January 1, 2002.

The Company has evaluated the impact of SFAS 143 and 144 and believes that the adoption of these statements should not have a material impact on its financial position or results of operations.

RESEARCH AND DEVELOPMENT

Company-funded research and development programs include research and development for commercial products and independent research and development and bid and proposal work related to government products and services. A portion of the cost incurred for independent research and development and bid and proposal work by the Systems and Space & Electronics segments is recoverable through overhead charged to government contracts.

Customer-funded research and development expenses, included in cost of sales, were $1,289 million, $1,145 million and $1,249 million for 2001, 2000 and 1999, respectively. Customer-funded research and development projects are recognized as sales of the Systems and Space & Electronics segments.

LUCASVARITY ACQUISITION

On March 25, 1999, the Company acquired LucasVarity plc (LucasVarity) for approximately $6.8 billion in cash and assumed net debt. The purchase price allocation resulted in an $85 million charge to net earnings, with no income tax benefit, for the fair value of acquired in-process research and development (IPR&D) that had not reached technological feasibility and had no future alternative use. The transaction was accounted for as a purchase. Assets and liabilities were recorded based on their respective fair values. The Company recorded $2.9 billion of goodwill which is being amortized on a straight-line basis over 40 years.

The fair value of IPR&D was determined by an independent valuation using the income approach under the proportional method. The following projects were included in the valuation: next-generation caliper of

TRW Inc. 41

NOTES TO FINANCIAL STATEMENTS

$26 million, next-generation anti-lock braking systems (ABS) of $23 million, aerospace engine controls of $18 million, electro hydraulic braking of $12 million and electrical parking brake of $6 million. The projects were in various stages of completion, ranging from approximately 40 to 80 percent complete, as of the valuation date. The stage of completion for each project was estimated by evaluating the cost to complete, complexity of the technology and time to market. The projects were anticipated to be completed by 2002. The estimated cost to complete the projects was $65 million.

As of December 31, 2001, an aerospace engine control project was approximately 90 percent complete. The next-generation anti-lock braking systems and electro hydraulic braking projects are each 70 percent complete, and the electrical parking brake program is 95 percent complete. In 2000, the next-generation caliper project was completed, and one of the aerospace engine control programs with the valuation of IPR&D of $7 million was discontinued. The Company currently anticipates that the projects will be completed as budgeted by the fourth quarter of 2003. Any delay or cancellation of the projects would not have a material adverse impact on the financial condition or the results of operations of the Company.

Pro forma sales, net earnings and diluted earnings per share for the year ended December 31, 1999 were $18.6 billion, $624 million and $5.05 per share, respectively. The pro forma financial information assumes the LucasVarity acquisition occurred as of the beginning of the year. The pro forma results have been prepared for informational purposes only and are not necessarily indicative of the results of operations which may occur in the future or that would have occurred had the acquisition of LucasVarity been effected on the date indicated. The pro forma results do not include the effects of companies divested subsequent to the date of acquisition.

DIVESTITURES

In 2001, the Company completed the disposition of the remaining Lucas Diesel Systems businesses, and LucasVarity electrical products and aftermarket businesses in India and Turkey. In 2000, the Company disposed of LucasVarity wiring, Nelson Stud Welding, Australian steering, Ledex & Dormeyer, Man-Machine Interface, Schaevitz and a substantial portion of the Lucas Diesel Systems businesses. Sales of the businesses divested included in the December 31, 2001, 2000 and 1999 Statements of Operations were approximately $82 million, $323 million and $1,160 million, respectively. Cash proceeds from the businesses divested were $23 million in 2001 and $1,043 million in 2000.

RESTRUCTURINGS

Automotive

		Provision
				LucasVarity	Used for
	Beginning	Administrative	Cost of	Purchase Price	Purposes	Ending
(In millions)	Balance	and Selling	Sales	Allocation	Intended	Balance

2001	$63	$87	$126	$—	$(131)	$145
2000	48	39	46	18	(88)	63
1999	18	7	73	27	(77)	48

The segment has initiated several restructuring actions including reorganizing and downsizing its automotive operations. In 2001, charges of $213 million before tax were recorded for actions that included the consolidation of its automotive businesses to form a single operating segment. These actions are expected to result in a reduction of approximately 6,100 employees, of which approximately 4,900 were terminated by these actions as of December 31, 2001. In 2000, $85 million was recorded for actions that resulted in employee reductions of approximately 3,700, the closing of two plants and the reorganization and downsizing of the segment’s aftermarket business. In 1999, the segment recorded $80 million related to the closure of six plants and employee reductions of more than 4,800. In 2001, 2000 and 1999, $116 million, $73 million and $63 million, respectively, were used for severance payments and costs related to the consolidation of certain facilities. The balance of $144 million is expected to be used by the third quarter of 2002.

In 1999 and 2000, the segment initiated restructuring actions to dispose of several nonstrategic or inefficient facilities, discontinue production of low-margin products and relocate certain facilities related to the integration of the LucasVarity automotive businesses. The segment recorded approximately $45 million of restructuring costs, primarily severance, as part of the purchase price allocation. In 2001, 2000 and 1999, $15 million, $15 million and $14 million, respectively, were primarily used for severance payments. The remaining balance of $1 million is expected to be used by the end of 2002.

Aeronautical Systems

In 2001, the segment announced restructuring actions as a result of decreased demand for its commercial aviation equipment and services. Cost reduction measures are being implemented including reductions of approximately 1,100 employees. As a result of these actions, the segment

42 TRW Inc.

NOTES TO FINANCIAL STATEMENTS

recorded before tax charges of $24 million in 2001, of which $8 million and $16 million were recorded in administrative and selling expenses and cost of sales, respectively. As of December 31, 2001, the segment used $4 million for severance payments and expects the balance to be used by the end of 2002.

As part of the LucasVarity acquisition, the segment recorded approximately $54 million for severance and other costs to close certain facilities. The costs were included in the purchase price allocation and reported in other accruals. During 2001, 2000 and 1999, $5 million, $38 million and $9 million, respectively, were used for severance and lease termination costs. The remaining balance is expected to be used by the first quarter of 2002.

Corporate

During 2001, the Company announced restructuring actions to reduce employee headcount and related costs. The Company recorded before tax charges of $16 million in administrative and selling expenses in 2001. These actions resulted in a reduction of approximately 170 positions. As of December 31, 2001, the Company had used $6 million for severance payments and expects the remaining balance of $10 million to be used by the end of 2002.

As part of the LucasVarity acquisition in 1999, the Company recorded approximately $9 million of restructuring costs, primarily severance, in the purchase price allocation. In 2000 and 1999, $3 million and $6 million, respectively, were used for severance payments.

ASSET IMPAIRMENTS

The Company’s evaluation of the realizable value of its investments in certain publicly traded and private equity securities, particularly in the satellite telecommunications industry, indicated that for certain investments, declines in value were other than temporary. As a result of Astrolink International, LLC’s (Astrolink) inability to obtain additional funding, the Company concluded that the carrying amount of its investment in Astrolink would not be recoverable and therefore recognized an impairment loss of $242 million before tax in 2001. In addition, the Company recorded other write-downs of its investments in 2001 of $83 million before tax, primarily related to Endwave Corporation (Endwave), because the decline in market values were determined to be other than temporary. These charges were recorded in other (income)expense-net.

The Company recorded other asset impairment charges in 2001 of $73 million before tax, of which $24 million related to the write-down of identifiable intangible assets, capitalized software and other assets, and $49 million was a result of the loss of several existing contracts and expected future sales at certain Automotive facilities. These charges of $38 million were recorded in cost of sales, $25 million in other (income)expense-net and $10 million in goodwill amortization.

In 2000, as the result of a plan to consolidate operations of its Mesa air bag manufacturing facilities, the Company recorded an asset impairment charge of approximately $52 million in cost of sales. The Company expects the consolidation plan to be completed during the first half of 2002. Property, plant and equipment were written down to fair value on the basis of discounted estimated future cash flows and future salvage value. Also in 2000, the Company recorded an asset impairment charge of $15 million in cost of sales as a result of a loss of several existing and future contracts at an Automotive facility. Assets were written down to fair value based upon current market values of the assets. The Company also recorded an impairment charge in Systems of approximately $27 million related to the write-down of an investment in an affiliate to fair value, as it was determined that the decline was other than temporary.

In 1999, as a result of ICO Global Communications (Holdings) Limited (ICO) filing a voluntary reorganization petition and operating its business under the regulations of Chapter 11 of the U.S. Bankruptcy Code, the Company recorded an impairment charge of $79 million in other (income)expense-net to reserve fully its financial exposure in ICO. The Company also recorded an impairment charge of $74 million related to the discontinuance of a certain warehouse management systems business and the sale of a software security product line. These assets were written down to their fair value.

OTHER (INCOME)EXPENSE-NET

(In millions)	2001	2000	1999

Net gain on sale of assets	$(444)	$(286)	$(362)
Asset impairments	350	26	79
Pending and threatened litigation	97	65	—
Earnings of affiliates	21	(3)	(14)
Foreign currency exchange	1	52	66
Gain on Endwave merger	—	(57)	—
LucasVarity related expenses	—	—	50
Miscellaneous other (income)expense	(38)	(28)	(32)

	$(13)	$(231)	$(213)

Net gain on sale of assets included gains of $411 million from the sales of RFMD common stock in 2001, gains of $217 million relating to the sales of RFMD common stock and a gain of $23 million from the exchange of the Company’s interest in Paracel, Inc., an affiliate, for shares in Applera Corporation - Celera Genomics Group (Celera) in 2000 and gains of $306 million relating to sales of RFMD common stock and a gain of $29 million from the issuance of RFMD common stock in a registered public offering in 1999. Asset impairment charges in 2001 included $242 million related to the investment in Astrolink and $65 million related to the investment in, and the share of asset impairment charges recorded

TRW Inc. 43

NOTES TO FINANCIAL STATEMENTS

by Endwave. Foreign currency exchange in 2000 and 1999 included unrealized losses on foreign currency hedges of anticipated transactions prior to the adoption of SFAS 133 and a nonrecurring loss in 1999 on foreign currency hedges related to the acquisition of LucasVarity.

OPERATING SEGMENTS

The Company is a U.S.-based international company providing advanced technology products and services for the automotive, information systems, defense and aerospace markets. The Company reports in four operating segments: Automotive, Systems, Space & Electronics and Aeronautical Systems.

In the fourth quarter of 2001, the Company consolidated its global automotive operations into a single business. The Company combined its automotive businesses, previously reported as three operating segments, into one segment and restated amounts for 2000 and 1999. The consolidation of the Company’s global automotive operations into a single segment under a single executive was effected to improve the speed of decision-making, encourage consistent operating and customer practices throughout the entire automotive business and lower cost. The reporting of the automotive business as one segment is consistent with the way Automotive is now managed and the way resources are allocated. In addition, the interest component of other postretirement employee benefits and a portion of pension income related to businesses previously disposed of, previously reported under Corporate Expense and Other, were combined with Pension Income and is now reported as Net Employee Benefits Income. This action was taken to combine these noncash, employee benefit-related items, into one category and to isolate the reporting of corporate staff and related expenses.

The principal markets for the Company’s automotive products are the North and South American, European and Asian original equipment manufacturers and independent distributors. The Systems and Space & Electronics segments primarily offer products and services to the U.S. Government, agencies of the U.S. Government, state and local governments and international and commercial customers. The Aeronautical Systems segment offers its systems and services to airline and aircraft producers, the U.S. Government and other international governments and agencies.

A description of the products and services provided by each of the operating segments follows.

Automotive — designs, manufactures and sells a broad range of steering, suspension, braking, engine, safety, electronic, engineered fastening and other components and systems for passenger cars, light trucks and commercial vehicles. The principal products are: inflatable restraint, seat belt and steering wheel systems; braking systems and related products; steering and suspension systems and components; chassis modules and integrated vehicle control systems; vehicle dynamic control systems and electronics; access, security and safety electronics systems; display and heating, ventilating and air conditioning electronics; engineered and plastic fasteners and precision plastic moldings and assemblies; engine components and systems; commercial steering systems and components and aftermarket operations, including parts, service and technical and diagnostic support. Stud welding systems, wiring systems and a majority of diesel systems were divested in the first quarter of 2000. The remaining Diesel Systems businesses were divested in 2001.

Systems — offers its customers systems engineering, systems integration, software development, modeling and simulation, testing and evaluating, training and information technology for high technology systems, products and services in the fields of: strategic missiles; intelligence management and processing; command, control and communications; missile and air defense; airborne reconnaissance; homeland security; public safety and transportation; logistics and training; health and human services; integrated supply chain; tax systems and air traffic control.

Space & Electronics — focuses on the design and manufacture of: spacecraft systems and subsystems; electronic systems, including communication systems for space and defense; commercial telecommunications products; gallium arsenide and indium phosphide advanced semiconductors for satellite and telecommunications applications; digital broadband space payloads; space science instruments; advanced avionics systems; high-energy laser systems; and spacecraft products, including solar arrays and reflectors.

Aeronautical Systems — designs and manufactures high integrity systems and equipment, and provides services in the following product areas: equipment services, including spares and maintenance, repair and overhaul; flight controls; engine controls; cargo systems; power generation and management; missile actuation and hoists and winches.

The accounting policies of the operating segments are the same as those described in the Summary of Significant Accounting Policies. The Company evaluates operating performance based on profit before taxes and segment assets (total assets net of segment current operating liabilities).

The following income and expense items are not included in segment profit:

•	Corporate expense and other, which primarily represents costs associated with corporate staff and related expenses, including certain litigation.

•	Financing cost, which represents debt-related interest and loss on sale of receivables, net of corporate interest income.

•	Net employee benefits income, which includes pension income related to retirees and terminated vested individuals acquired as part of the LucasVarity acquisition and divested operations, net of interest related to other postretirement employee benefits.

•	Purchased IPR&D, which represents the write-off of IPR&D resulting from certain acquisitions in 2000 and 1999.

Prepaid pension cost for corporate and divested operations, unrealized gains on securities for affiliate investments accounted for using the cost method, current deferred income taxes, and Corporate and other assets are not included in segment assets.

As a result of the dispositions of Lucas Diesel Systems, Nelson Stud Welding and a LucasVarity wiring company, segment assets for Automotive decreased by approximately $925 million during 2000.

44 TRW Inc.

NOTES TO FINANCIAL STATEMENTS

Financial information for the operating segments for each of the three years ended December 31 is as follows:

			Space &	Aeronautical
(In millions)	Automotive	Systems	Electronics	Systems	Total

2001
Sales to external customers	$10,111	$3,150	$2,020	$1,102	$16,383
Intersegment sales	2	179	64	—	245
Profit before taxes	228	176	212	90	706
Unusual items-income(expense) included in profit before taxes	(241)	(31)	95	(20)	(197)
Segment assets	5,501	447	422	1,684	8,054
Depreciation and amortization	544	42	80	70	736
Capital expenditures including other intangibles	475	38	153	88	754

2000
Sales to external customers	$10,994	$3,252	$1,880	$1,105	$17,231
Intersegment sales	3	131	56	—	190
Profit before taxes	508	209	459	152	1,328
Unusual items-income(expense) included in profit before taxes	(212)	(4)	295	—	79
Segment assets	6,132	577	579	1,689	8,977
Depreciation and amortization	573	45	89	67	774
Capital expenditures including other intangibles	501	41	148	50	740

1999
Sales to external customers	$11,328	$2,869	$1,870	$902	$16,969
Intersegment sales	3	111	29	—	143
Profit before taxes	715	86	500	123	1,424
Unusual items-income(expense) included in profit before taxes	(100)	(99)	256	—	57
Segment assets	8,235	566	394	1,927	11,122
Depreciation and amortization	625	58	103	49	835
Capital expenditures including other intangibles	664	41	101	55	861

The Company accounts for intersegment sales or transfers at current market prices for the Automotive segment and at cost for Systems and Space & Electronics. Sales directly and indirectly to agencies of the U.S. Government, primarily by the Systems and Space & Electronics segments, were $4,463 million in 2001, $4,497 million in 2000, and $4,248 million in 1999. The aggregate sales to the Company’s four largest Automotive customers, as a percentage of Automotive sales, were 61 percent, 57 percent and 52 percent in 2001, 2000 and 1999, respectively. Sales to Ford Motor Company, Automotive’s largest customer, were $1,865 million in 2001, $2,080 million in 2000 and $2,143 million in 1999.

Reconciliations of the items reported for the operating segments to the applicable amounts reported in the consolidated financial statements are as follows:

(In millions)	2001	2000	1999

Profit before taxes	$706	$1,328	$1,424
Corporate expense and other	(241)	(240)	(179)
Financing cost	(482)	(531)	(531)
Net employee benefits income	157	161	158
Purchased in-process research and development	—	(12)	(85)

Earnings before income taxes	$140	$706	$787

TRW Inc. 45

NOTES TO FINANCIAL STATEMENTS

(In millions)	2001	2000	1999

Segment assets	$8,054	$8,977	$11,122
Segment current operating liabilities	3,085	3,142	2,497
Current deferred taxes	231	353	423
Prepaid pension cost	2,273	2,280	2,220
Unrealized gain on securities	100	576	917
Segment eliminations and adjustments	92	112	240
Corporate and other	609	1,027	847

Total assets	$14,444	$16,467	$18,266

Information concerning principal geographic areas as of and for the three years ended December 31 is as follows:

	United		United	All
(In millions)	States	Germany	Kingdom	Other	Total

Sales to external customers
2001	$9,720	$1,759	$1,293	$3,611	$16,383
2000	10,287	1,804	1,447	3,693	17,231
1999	9,726	1,873	2,079	3,291	16,969
Property, plant and equipment-net
2001	$1,743	$417	$481	$901	$3,542
2000	1,770	460	450	907	3,587
1999	1,934	525	515	920	3,894

Sales are attributable to geographic areas based on the location of the assets generating the sales. Inter-area sales are not significant to the total sales of any geographic area.

CASH AND CASH EQUIVALENTS

(In millions)	2001	2000

Cash and cash equivalents	$193	$203
Short-term securities	47	64

	$240	$267

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Short-term securities are stated at fair value based on quoted market prices.

ACCOUNTS RECEIVABLE SECURITIZATION

In November 2001, the Company entered into a $350 million accounts receivable securitization agreement with a financial institution and several financial conduits. The Company established a wholly owned, fully consolidated, bankruptcy-remote, special purpose subsidiary, TRW Receivables Inc., for the purpose of purchasing accounts receivable from the Company, including receivables purchased by the Company from certain of its subsidiaries, and selling an undivided interest in the receivables to the financial conduits. The agreement provides that collections of receivables are to be reinvested in new accounts receivable. In accordance with the agreement, the Company will continue to service and collect the receivables on behalf of the financial conduits. The conduits and the special purpose subsidiary have no recourse to the Company’s other assets for failure of debtors to pay when due.

The securitization transactions are accounted for as a sale of the receivables under the provisions of SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and

46 TRW Inc.

NOTES TO FINANCIAL STATEMENTS

are removed from the Balance Sheet. The proceeds received are included in cash flows from operating activities in the Statements of Cash Flows. Financing expenses paid to the conduits are recorded as a loss on the sale of assets and are charged to other (income)expense-net in the Statements of Operations. The book value of the Company’s retained interest in the receivables approximates fair market value due to the current nature of the receivables.

At December 31, 2001 receivables aggregating $489 million had been sold to the special purpose subsidiary. The undivided interest in the receivables portfolio transferred to the financial conduits amounted to $327 million.

The table below summarizes certain cash flows paid to the special purpose subsidiary for the year ended December 31, 2001:

(In millions)	2001

Proceeds from initial securitization	$333
Average monthly proceeds from receivables securitization	330
Monthly accumulation of proceeds from receivables securitization	660

FINANCIAL INSTRUMENTS

Fair values of financial instruments — at December 31

	2001		2000

	Carrying	Fair	Carrying	Fair
(In millions)	Value	Value	Value	Value

Cash and cash equivalents	$240	$240	$267	$267
Short-term debt	115	115	1,450	1,450
Floating rate long-term debt	815	813	492	489
Fixed rate long-term debt	4,779	4,807	4,762	4,439
Foreign currency forward contracts — (liability)asset	(46)	(46)	12	11
Interest rate swaps — (liability)	(11)	(11)	—	(6)
Forward share sale agreements — (liability)
Liability portion	(212)	(227)	(197)	(205)
Hedge portion	144	144	121	101

The fair value of long-term debt was estimated using a discounted cash flow analysis based on the Company’s current borrowing rates for similar types of borrowing arrangements. The fair value of interest rate hedges was estimated based on quoted market prices of offsetting contracts. The fair value of the foreign currency forward contracts was estimated using a discounted cash flow analysis based on quoted market prices of offsetting contracts. The fair value of the liability portion of the forward share sale agreements was estimated using a discounted cash flow analysis. The hedge portion was valued by analyzing the floor and ceiling options with a Black-Scholes option pricing model.

At December 31, 2001, the Company had hedging relationships designated as cash flow hedges which were as follows:

Foreign currency forward contracts — The Company manufactures and sells its products in countries throughout the world. As a result, it is exposed to fluctuations in foreign currency exchange rates. The Company enters into forward contracts and, to a lesser extent, purchased currency options to hedge portions of its foreign currency denominated forecasted revenues, purchases and the subsequent cash flows. The critical terms of the hedges are the same as the underlying forecasted transactions, and the hedges are considered to be perfectly effective to offset the changes in fair value of cash flows from the hedged transactions. Gains or losses on these instruments, which mature at various dates through April 2007, are generally recorded in other comprehensive income(loss) until the underlying transaction is recognized in net earnings. The earnings impact is reported in either sales, cost of sales, or other (income)expense-net, to match the underlying transaction.

The amount of gains and losses reclassified into net earnings in 2001 as a result of the discontinuance of cash flow hedges was immaterial. Foreign currency cash flow hedges with a combined fair value of a $5 million loss after tax at December 31, 2001 are expected to be recognized in net earnings in 2002.

In addition, the Company enters into certain foreign currency forward contracts that are not treated as hedges under SFAS 133 to hedge recognized foreign currency transactions. Gains and losses on these contracts are recorded in net earnings and are substantially offset by the earnings effect of the revaluation of the underlying foreign currency denominated transaction.

At December 31, 2001, the Company had foreign currency forward contracts outstanding with a notional amount of $1.9 billion, denominated principally in the U.S. dollar, the Euro, and the British pound. Foreign exchange contracts are placed with a number of major financial institutions to minimize credit risk. No collateral is held in relation to the contracts, and the Company anticipates that these financial institutions will satisfy their obligations under the contracts.

Interest rate swap agreements — The Company enters into interest rate swaps to manage the risks and costs associated with its financing activities. The net payments or receipts under the agreements are recognized as an adjustment to interest expense. At December 31, 2001, the Company had $100 million notional principal amount of interest rate swaps outstanding that converted a portion of its variable rate debt to a fixed rate through August 2005. The agreements were entered into with

TRW Inc. 47

NOTES TO FINANCIAL STATEMENTS

major financial institutions. No collateral is held in relation to the interest rate swaps, and the Company anticipates that the financial institutions will satisfy their obligations under the agreements.

Forward share sale agreements — The Company hedges certain equity investments in publicly traded companies. These instruments protect the forecasted cash flows resulting from the sale of shares in the Company’s investments in RF Micro Devices, Inc. (RFMD) and Applera Corporation — Celera Genomics Group (Celera).

In 2000, the Company monetized a portion of its holdings in RFMD through the execution of three forward share sale agreements. The Company received cash proceeds of $168 million in consideration for its agreement to deliver up to 4 million shares of RFMD common stock, in the aggregate, upon maturity of the contracts. Also in 2000, the Company similarly monetized its holdings of 229,354 shares in Celera through an agreement maturing in December 2003. The Company received cash proceeds of $18.6 million in consideration for its agreement to deliver up to 229,354 shares of Celera common stock, in the aggregate, upon maturity of the contract. The actual number of shares to be delivered will be determined on the basis of a formula in the agreements. Through the setting of a floor and ceiling price, these agreements eliminate the Company’s exposure to downside market risk, while enabling the Company to retain potential market appreciation up to the respective ceiling price. Certain terms of the agreements are summarized below:

		RFMD		Celera

Maturity dates	February 2003	August 2003	February 2004	December 2003
Number of shares	1,333,334	1,333,334	1,333,332	229,354
Floor price per share	$54	$54	$54	$102
Ceiling price per share	79	86	93	176
Up-front proceeds as a percent of floor price	80%	78%	75%	80%

The investments in RFMD and Celera and the related hedge portion of the forward share sale agreements are carried at fair market value. Changes in fair market value of the Company’s shares of RFMD and Celera, including the shares monetized, are recorded in the other comprehensive income(loss) component of shareholders’ investment. Any gains or losses reported in other comprehensive income(expense) will be reclassified to net earnings at the maturity of these agreements.

The Company sold 18.7 million shares of RFMD for $453 million in 2001 and 5.3 million shares for $225 million in 2000. At December 31, 2001, the Company owned approximately 4.5 million shares, including the 4 million shares pledged to secure its obligations under the forward share sale agreements. The fair value of the RFMD shares at December 31, 2001 and 2000, excluding the effect of the forward share sale agreements, was approximately $89 million and $635 million, respectively. The fair value of the Celera shares at December 31, 2001 and 2000, excluding the effect of the forward share sale agreement, was approximately $6 million and $8 million, respectively. Both investments are included in the Balance Sheets in investments in affiliated companies.

During 2001, these hedges on forward share sales agreements were redesignated to cash flow hedges. Prior to their redesignation, a $10 million gain representing the hedges’ ineffectiveness was recorded in other (income)expense-net. The fair market value of these hedges as of December 31, 2001 was a $144 million gain.

The following table represents the movement of amounts reported in other comprehensive income(loss) of deferred cash flow hedges, net of tax.

(In millions)	2001

Balance at December 31, 2000	$—
Net change in derivative fair value and other movements during the year	(10)
Amounts reclassified to earnings during the year	8

Other comprehensive income(loss)	$(2)

INCOME TAXES

Earnings(loss) before income taxes

(In millions)	2001	2000	1999

U.S	$171	$638	$653
Non-U.S	(31)	68	134

	$140	$706	$787

48 TRW Inc.

NOTES TO FINANCIAL STATEMENTS

Provision for income taxes

(In millions)	2001	2000	1999

Current
U.S. federal	$54	$141	$131
Non-U.S	62	64	32
U.S. state and local	2	4	2

	118	209	165
Deferred
U.S. federal	(41)	34	65
Non-U.S	13	25	75
U.S. state and local	(18)	—	13

	(46)	59	153

	$72	$268	$318

Effective income tax rate

	2001	2000	1999

U.S. statutory income tax rate	35.0%	35.0%	35.0%
Nondeductible expenses	3.7	1.8	.8
U.S. state and local income taxes net of U.S. federal tax benefit	2.0	.3	1.9
Non-U.S. tax rate variances net of foreign tax credits	2.7	(.4)	(.8)
Prior years’ adjustments	1.0	(1.2)	(.2)
Purchased in-process research and development	—	.3	3.8
Write-down of affiliate goodwill	7.2	—	—
Other	—	2.2	—

	51.6%	38.0%	40.5%

The effective tax rate in 2001 was 51.6 percent compared to 38.0 percent in 2000 and 40.5 percent in 1999. Excluding the unusual items in 2001, 2000 and 1999, the effective tax rates would have been 36.0, 35.6 and 36.0 percent, respectively. The unusual items impacting the effective tax rate in 2001 related primarily to the write-off of nondeductible goodwill in Endwave and foreign restructuring expenses. The major items impacting the effective tax rates in 2000 and 1999 were in-process research and development charges, and nondeductible penalties in 2000, for which there was no income tax benefit.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2001 and 2000, the Company had unused tax benefits of $95 million and $132 million, respectively, related to U.S. and non-U.S. net operating loss carryforwards for income tax purposes, of which $61 million and $81 million can be carried forward indefinitely and the balance expires at various dates through 2011. A valuation allowance at December 31, 2001 and 2000, of $106 million and $111 million, respectively, has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefit of the loss carryforwards.

It is the Company’s intention to reinvest undistributed earnings of certain non-U.S. subsidiaries, thereby indefinitely postponing their remittance. Accordingly, deferred income taxes have not been provided for accumulated undistributed earnings of $612 million at December 31, 2001.

	Deferred tax		Deferred tax
	assets		liabilities

(In millions)	2001	2000	2001	2000

Pensions and postretirement benefits other than pensions	$439	$394	$1,005	$1,014
Completed contract method of accounting for long-term contracts	—	—	176	185
Service contracts	—	—	19	41
State and local taxes	—	—	10	28
Reserves and accruals	309	327	—	—
Depreciation and amortization	—	—	205	208
U.S. net operating loss and credit carryforwards	39	31	—	—
Non-U.S. net operating loss carryforwards	89	101	—	—
Available-for-sale equity securities	—	—	64	244
Foreign currency exchange	229	181	—	—
Other	125	166	26	46

	1,230	1,200	1,505	1,766
Valuation allowance for deferred tax assets	(106)	(111)	—	—

	$1,124	$1,089	$1,505	$1,766

TRW Inc. 49

NOTES TO FINANCIAL STATEMENTS

PENSION PLANS

The Company has defined benefit pension plans for substantially all employees. The following table provides a reconciliation of the changes in the plans’ benefit obligations and fair value of assets over the two-year period ended December 31, 2001, and a statement of the funded status as of December 31, 2001 and 2000:

	2001		2000

(In millions)	U.S.	Non-U.S.	U.S.	Non-U.S.

Change in benefit obligations
Benefit obligations at January 1	$3,331	$3,954	$2,933	$4,176
Service cost	109	55	101	63
Interest cost	252	225	244	230
Amendments	6	2	1	—
Actuarial loss(gain)	236	(10)	383	60
Foreign currency exchange rate changes	—	(109)	—	(346)
Divestitures	(17)	—	(7)	(4)
Benefits paid	(308)	(244)	(324)	(225)

Benefit obligations at December 31	3,609	3,873	3,331	3,954

Change in plan assets
Fair value of plan assets at January 1	3,466	5,704	3,801	6,520
Actual return on plan assets	(179)	(415)	(17)	(88)
Foreign currency exchange rate changes	—	(151)	—	(531)
Divestitures	(16)	—	(8)	(1)
Company contributions	13	23	14	19
Plan participant contributions	—	9	—	10
Benefits paid	(308)	(244)	(324)	(225)

Fair value of plan assets at December 31	2,976	4,926	3,466	5,704

Funded status of the plan	(633)	1,053	135	1,750
Unrecognized actuarial (gain)loss	674	1,582	(56)	702
Unrecognized prior service cost	23	16	26	8
Unrecognized net transition asset	(1)	(5)	—	(6)

Total recognized	$63	$2,646	$105	$2,454

The following table provides the amounts recognized in the Balance Sheets as of December 31, 2001 and 2000:

	2001		2000

(In millions)	U.S.	Non-U.S.	U.S.	Non-U.S.

Prepaid benefit cost	$139	$2,884	$177	$2,725
Accrued benefit liability	(76)	(238)	(72)	(271)
Additional minimum liability	(192)	(15)	(22)	(25)
Intangible asset and other	110	3	10	3
Accumulated other comprehensive income(loss)	82	12	12	22

Total recognized	$63	$2,646	$105	$2,454

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the U.S. pension plans with accumulated benefit obligations in excess of plan assets were $3,458 million, $2,948 million and $2,785 million, respectively, as of December 31, 2001, and $243 million, $225 million and $136 million, respectively, as of December 31, 2000. The pension assets of the Company’s largest U.S. plan experienced investment losses during 2001, which account for the increase in values from the prior year.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $284 million, $254 million and $31 million, respectively, as of December 31, 2001, and $281 million, $254 million and $17 million, respectively, as of December 31, 2000.

50 TRW Inc.

NOTES TO FINANCIAL STATEMENTS

The defined benefit pension plans held approximately 4.8 million shares of the Company’s common stock with a fair value of approximately $176 million at December 31, 2001. The plans received approximately $6 million in dividends on these shares in 2001.

The following table provides the components of net pension (income)cost for the plans for years 2001, 2000 and 1999:

	2001		2000		1999

(In millions)	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.

Defined benefit plans
Service cost-benefits earned during the year	$109	$55	$101	$63	$109	$51
Interest cost on projected benefit obligations	252	225	244	230	225	184
Expected return on plan assets	(326)	(497)	(321)	(500)	(298)	(412)
Curtailment (gain)loss	(1)	—	—	—	—	—
Amortization of recognized (gain)loss	1	—	(2)	—	2	1
Amortization of prior service cost	9	3	8	2	8	2
Amortization of transition asset	(1)	(1)	(1)	(1)	(3)	(1)

Defined benefit plans	43	(215)	29	(206)	43	(175)
Defined contribution plans	2	1	8	1	13	3
Employee stock ownership and savings plan	55	—	51	—	51	—

Total pension (income)cost	$100	$(214)	$88	$(205)	$107	$(172)

The amount included within other comprehensive income(loss) arising from a change in the minimum pension liability was a loss of $39 million, net of tax of $21 million, in 2001; loss of $10 million, net of tax of $5 million, in 2000; and a gain of $1 million, net of tax, in 1999.

The assumptions used in the measurement of the Company’s benefit obligations are shown in the following table:

	2001		2000

	U.S.	Non-U.S.	U.S.	Non-U.S.

Actuarial assumptions
Discount rate	7.25%	5.5-6.5%	7.50%	6.0-7.0%
Rate of increase in compensation levels	4.10%	2.0-4.0%	4.10%	3.5-4.5%

The expected long-term rate of return on plan assets for U.S. plans was 9.5 percent for 2001 and 2000. For non-U.S. plans the expected long-term rate of return ranged from 8 to 8.75 percent in 2001 and 2000.

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

TRW Inc. 51

NOTES TO FINANCIAL STATEMENTS

The following table provides a reconciliation of the changes in the plans’ benefit obligations and fair value of assets over the two-year period ended December 31, 2001, and a statement of the funded status as of December 31, 2001 and 2000:

(In millions)	2001	2000

Change in benefit obligations
Benefit obligations at January 1	$1,375	$1,249
Service cost	23	22
Interest cost	98	94
Actuarial loss	80	139
Divestitures	(8)	(4)
Foreign currency exchange rate changes	(5)	(4)
Plan amendments	—	(25)
Plan participant contributions	12	8
Benefits paid	(102)	(104)

Benefit obligations at December 31	1,473	1,375

Change in plan assets
Fair value of plan assets at January 1	193	184
Actual return on plan assets	(9)	(3)
Company contributions	106	108
Plan participant contributions	12	8
Benefits paid	(102)	(104)

Fair value of plan assets at December 31	200	193

Funded status of the plan	(1,273)	(1,182)
Unrecognized actuarial loss	107	5
Unrecognized prior service cost	(28)	(30)

Total accrued benefit cost recognized	$(1,194)	$(1,207)

The following table provides the components of net postretirement benefit cost for the plans for years 2001, 2000 and 1999:

(In millions)	2001	2000	1999

Components of net postretirement benefit cost
Service cost	$23	$22	$21
Interest cost	98	94	81
Expected return on plan assets	(20)	(18)	(15)
Amortization of recognized income	—	(3)	(1)
Curtailment gain	—	(4)	—
Amortization of prior service cost	(2)	(2)	—

Net postretirement benefit cost	$99	$89	$86

The weighted-average discount rate used in determining the accumulated postretirement benefit obligations as of December 31, 2001 and 2000 was 7.25 percent and 7.5 percent, respectively. The weighted-average expected long-term rate of return on plan assets was 9.5 percent for 2001 and 2000. A 6.4 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.1 percent in the year 2009 and remain at that level, thereafter.

A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One-percentage-point

(In millions)	Increase	Decrease

Effect on total of service and interest cost components	$15	$(13)
Effect on postretirement benefit obligations	153	(130)

DEBT AND CREDIT AGREEMENTS

Short-term debt

(In millions)	2001	2000

U.S. borrowings	$286	$1,322
Non-U.S. borrowings	179	228
Short-term debt reclassified to long-term debt	(350)	(100)

	$115	$1,450

Long-term debt

(In millions)	2001	2000

U.S. Notes and Debentures
Floating Rate Notes due 2002	$300	$300
Fixed Rate Notes
6.05% to 6.625% due 2001 through 2010	1,550	1,975
7.125% to 7.625% due 2006 through 2009	1,250	750
8.75% due 2006	500	500
9.35% to 9.375% due 2020 through 2021	200	200
Debentures
6.65% to 7.75% due 2028 through 2029	700	700
Other notes and debentures	278	305
Other U.S. borrowings	112	11
Non-U.S. borrowings	354	413
Short-term debt reclassified to long-term debt	350	100

Total long-term debt	5,594	5,254
Less current portion	724	489

	$4,870	$4,765

52 TRW Inc.

NOTES TO FINANCIAL STATEMENTS

The Company amended and restated the revolving credit agreement which expired on January 23, 2001 in an aggregate amount of $1.8 billion with 26 banks to establish a new expiration date of January 22, 2002 with an option to extend the maturity of outstanding borrowings at that time to January 22, 2003. The Company also has a second credit agreement in an amount of $1 billion with 29 banks which will expire on January 25, 2005. The interest rate under the agreements is the prime rate or a rate based on London Interbank Offered Rate (LIBOR), at the option of the Company. At December 31, 2001, there were no outstanding borrowings under these agreements.

See the Subsequent Events Note for the status of the credit facilities subsequent to December 31, 2001.

At December 31, 2001 and 2000, $350 million and $100 million, respectively, of short-term obligations were reclassified to long-term obligations as the Company intends to refinance the obligations on a long-term basis and has the ability to do so under its revolving credit agreements.

In 2001, the Company issued $500 million of 7.625 percent Notes due March 2006 utilizing its universal shelf registration statement. Also in 2001, the Company refinanced $100 million of commercial paper borrowings by entering into a debt agreement due April 2003. The interest rate under the agreement is a floating rate based on three-month LIBOR.

The Company had $1.2 billion remaining available under its universal shelf registration statement at December 31, 2001. Securities that may be issued under this shelf registration statement include debt securities, common stock, warrants to purchase debt securities, warrants to purchase common stock, stock purchase contracts and stock purchase units.

The weighted-average interest rate on short-term borrowings outstanding, including amounts reclassified to long-term debt, at December 31, 2001 and 2000, was 4.5 percent and 7.3 percent, respectively. Other notes and debentures bear interest at rates ranging from 6.31 percent to 9.25 percent and mature at various dates through 2020. Long-term non-U.S. borrowings bear interest, stated in terms of the local currency borrowing, at rates ranging from 3.5 percent to 10.9 percent at December 31, 2001, and mature at various dates through 2020.

The maturities of long-term debt are, in millions: 2002-$724; 2003-$217; 2004-$751; 2005-$566; 2006-$1,012; and $2,324 thereafter.

The Company’s debt agreements impose, among other covenants, maintenance of minimum net worth. Under the most restrictive interpretation of these covenants, the payment of dividends was limited to approximately $575 million at December 31, 2001.

Compensating balance arrangements and commitment fees were not material.

LEASE COMMITMENTS

The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and computer and other equipment. Such leases, some of which are noncancelable and in many cases include renewals, expire at various dates. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $212 million for 2001, $249 million for 2000 and $229 million for 1999.

At December 31, 2001, the future minimum lease payments for noncancelable operating leases totaled $531 million and are payable as follows: 2002-$128; 2003-$100; 2004-$77; 2005-$62; 2006-$53; and $111 thereafter.

CAPITAL STOCK

Serial Preference Stock II — cumulative – stated at $2.75 a share; 5 million shares authorized.

Series 1 — each share convertible into 8.8 shares of common; redeemable at $104 per share; involuntary liquidation price of $104 per share; dividend rate of $4.40 per annum; 29,595 and 32,149 shares outstanding at December 31, 2001 and 2000, respectively.

Series 3 — each share convertible into 7.448 shares of common; redeemable at $100 per share; involuntary liquidation price of $40 per share; dividend rate of $4.50 per annum; 55,557 and 60,268 shares outstanding at December 31, 2001 and 2000, respectively.

Series 4 — not convertible into common shares; redemption price and involuntary liquidation price of $125 per one one-hundredth of a share; annual dividend rate per one one-hundredth of a share of the lesser of $4.00 or the current dividend on common stock; no shares outstanding at December 31, 2001 and 2000.

Common Stock — $0.625 par value; authorized 500 million shares; shares outstanding were reduced by treasury shares of 7.2 million in 2001 and 9.4 million in 2000.

On February 11, 2000, the Company redeemed the stock purchase rights issued pursuant to the Rights Agreement dated April 24, 1996. In redeeming the rights, the Company’s Directors authorized a one-time payment to shareholders of $.005 per common share, which was paid March 15, 2000, to shareholders of record on February 11, 2000.

At December 31, 2001, 17.6 million shares of common stock were reserved for the exercise and issuance of stock options and conversion of the Serial Preference Stock II, Series 1 and 3.

Holders of Series 1 preferred stock, Series 3 preferred stock and common stock each have one vote per share.

TRW Inc. 53

NOTES TO FINANCIAL STATEMENTS

STOCK OPTIONS

The Company has granted nonqualified stock options to certain employees to purchase the Company’s common stock at the market price on the date of grant. Stock options granted to employees become exercisable to the extent of one-third of the optioned shares for each full year of employment following the date of grant and expire 10 years after the date of grant. The Company applies the provisions of Accounting Principles Board Opinion (APB) 25 in accounting for its employee stock options and, as such, no compensation expense is recognized as the exercise price equals the market price of the stock on the date of grant.

	2001		2000		1999

		Weighted-		Weighted-		Weighted-
	Millions	average	Millions	average	Millions	average
	of	exercise	of	exercise	of	exercise
	shares	price	shares	price	shares	price

Outstanding at beginning of year	15.1	$47.30	11.5	$43.68	9.8	$40.11
Granted	1.0	39.04	5.7	52.06	3.2	50.18
Exercised	1.0	23.28	1.1	31.04	1.1	28.02
Canceled, expired or terminated	1.0	52.06	1.0	51.48	.4	51.24
Outstanding at end of year	14.1	48.22	15.1	47.30	11.5	43.68
Exercisable	9.2	47.12	7.3	42.68	6.5	37.91
Weighted-average fair value of options granted		9.69		14.73		13.93

At December 31, 2001, approximately 3,000 employees were participants in the Company’s options plans. As of that date, the per share exercise prices of options outstanding ranged from $21.75 to $58.88. The following table provides certain information with respect to stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable

		Weighted-
		average	Weighted-		Weighted-
	Millions of	remaining	average	Millions of	average
	shares	contractual life	exercise	shares	exercise
Range of exercise prices	outstanding	in years	price	exercisable	price

$21.75 - $39.99	1.5	2.7	$32.55	1.5	$32.55
$40.00 - $58.88	12.6	7.1	50.08	7.7	50.49

	14.1			9.2

Had the compensation cost for the stock options granted in 2001, 2000 and 1999 been determined based on the fair value at the grant date, consistent with the fair value method of SFAS 123, the Company’s net earnings and earnings per share would have been reduced by $24 million, or $0.19 per share, in 2001, $24 million, or $0.19 per share, in 2000 and $16 million, or $0.13 per share, in 1999.

Fair value was estimated at the date of grant using the Black-Scholes option pricing model and the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rate of 4.71 percent, 5.83 percent and 6.21 percent; dividend yield of 2.85 percent, 2.61 percent and 2.50 percent; expected volatility of 28 percent, 27 percent and 25 percent; and an expected option life of six years for 2001, 2000 and 1999.

In addition, the Company has granted restricted stock to certain employees in 2001 and 2000. Restricted stock is nontransferable and subject to forfeiture until the stock becomes exercisable. The restricted stock that was granted becomes exercisable at various future dates, ranging from one to 12 years. The Company applies the provisions of APB 25 in accounting for its restricted stock and, as such, compensation expense equal to the market price of the stock on the date of the grant is recognized over the vesting period. Restricted stock outstanding, the weighted-average fair value of stock granted and the weighted-average remaining contractual life of outstanding restricted stock was 748,050 shares, $31.87 per share and 8.4 years, respectively, at December 31, 2001. Restricted stock outstanding, the weighted-average fair value of stock granted and the weighted-average remaining contractual life of outstanding restricted stock was approximately 788,000 shares, $40.48 per share and 9.4 years, respectively, at December 31, 2000. Had the compensation cost for the restricted stock granted in 2001 and 2000 been determined based on the fair value at the grant date, consistent with the fair value method of SFAS 123, the Company’s net earnings would have increased by $6.3 million, or $0.05 per share in 2001 and $2.6 million, or $0.02 per share in 2000.

In 2001, the Company granted restricted stock units to certain employees, and additional units were issued to those employees under the dividend equivalent rights provisions of outstanding units. The restricted stock units are nontransferable and subject to forfeiture until the units vest. Vesting periods range from four to 20 years. When the units vest, the units are settled in shares of TRW common stock. The Company applies the provisions of APB 25 in accounting for its restricted

54 TRW Inc.

NOTES TO FINANCIAL STATEMENTS

stock units and, as such, compensation expense equal to the market price of the stock on the date of the grant is recognized over the vesting period. Restricted stock units outstanding, the weighted-average fair value of stock units granted and the weighted-average remaining contractual life of outstanding restricted stock units was 291,252 units, $30.94 per share and 9.2 years, respectively, at December 31, 2001. Had the compensation cost for the restricted stock units granted in 2001 been determined based on the fair value at the grant date, consistent with the fair value method of SFAS 123, the Company’s net earnings would have increased by $1.2 million, or $0.01 per share in 2001.

EARNINGS PER SHARE

(In millions except per share data)	2001	2000	1999

Numerator
Net earnings	$68.0	$438.1	$468.8
Preferred stock dividends	(.5)	(.5)	(.5)

Numerator for basic earnings per share-net earnings available to common shareholders	67.5	437.6	468.3

Effect of dilutive securities Preferred stock dividends	.5	.5	.5

Numerator for diluted earnings per share-net earnings available to common shareholders	$68.0	$438.1	$468.8

Denominator
Denominator for basic earnings per share-weighted-average common shares	124.8	123.1	121.0
Effect of dilutive securities
Convertible preferred stock	.7	.8	.8
Employee stock options	.2	1.0	1.7

Dilutive potential common shares	.9	1.8	2.5

Denominator for diluted earnings per share-adjusted weighted-average shares after assumed conversions	125.7	124.9	123.5

Diluted earnings per share	$0.54	$3.51	$3.80
Basic earnings per share	0.54	3.55	3.87

ACCUMULATED OTHER
COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income(loss) at December 31, 2001 and 2000 are as follows:

(In millions)	2001	2000

Foreign currency exchange loss (net of tax of $229 million in 2001 and $183 million in 2000)	$(524)	$(423)
Unrealized gain on securities (net of tax of $64 million in 2001 and $244 million in 2000)	118	453
Unrealized loss on cash flow hedges (net of tax)	(2)	—
Minimum pension liability adjustments (net of tax of $33 million in 2001 and $12 million in 2000)	(61)	(22)

	$(469)	$8

TRW Inc. 55

NOTES TO FINANCIAL STATEMENTS

CONTINGENCIES

Various claims, lawsuits and administrative proceedings are pending or threatened against the Company or its subsidiaries, covering a wide range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability and environmental matters. In addition, the Company is conducting a number of environmental investigations and remedial actions at current and former Company locations and, along with other companies, has been named a potentially responsible party for certain waste management sites. Each of these matters is subject to various uncertainties, and some of these matters may be resolved unfavorably with respect to the Company. A reserve estimate for each matter is established using standard engineering cost estimating techniques. In the determination of such costs, consideration is given to the professional judgment of Company environmental engineers, in consultation with outside environmental specialists, when necessary. At multi-party sites, the reserve estimate also reflects the expected allocation of total project costs among the various potentially responsible parties. At December 31, 2001, the Company had reserves for environmental matters of $176 million, including $4 million of expense recorded during the year. The Company aggressively pursues reimbursement for environmental costs from its insurance carriers. However, insurance recoveries are not recorded as a reduction of environmental costs until they are fixed and determinable. At December 31, 2001, the other notes and accounts receivable caption on the Balance Sheet includes $13 million of insurance recoveries related to environmental matters. The Company believes any liability that may result from the resolution of environmental matters for which sufficient information is available to support these cost estimates will not have a material adverse effect on the Company’s financial position or results of operations. However, the Company cannot predict the effect on the Company’s financial position of expenditures for aspects of certain matters for which there is insufficient information. In addition, the Company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters on the Company’s financial position or results of operations or the possible effect of compliance with environmental requirements imposed in the future.

Further, product liability claims may be asserted in the future for events not currently known by management. Although the ultimate liability from these potential claims cannot be ascertained at December 31, 2001, management does not anticipate that any related liability, after consideration of insurance recovery, would have a material adverse effect on the Company’s financial position.

During 1996, the United States Department of Justice (DOJ) advised the Company that it had been named as a defendant in lawsuits brought by a former employee of the Company originally filed under seal in 1994 and 1995 in the United States District Court for the Central District of California under the qui tam provisions of the civil False Claims Act. The DOJ subsequently advised that it would intervene in the litigation. In a consolidated complaint filed jointly by the former employee and the DOJ, it is alleged that the Company misclassified various costs and improperly charged those costs to certain of its federal contracts, that the United States has incurred substantial damages, and that the Company is liable for treble damages, penalties, post-judgment interest, costs (including attorneys’ fees) and “all other proper relief.” All substantive allegations against the Company have been denied in the Company’s answer to the consolidated complaint. The Company cannot currently predict the outcome of this lawsuit.

In October 2000, Kelsey-Hayes Company (formerly known as Fruehauf Corporation) was served with a grand jury subpoena relating to a criminal investigation being conducted by the U.S. Attorney for the Southern District of Illinois. The U.S. Attorney has informed the Company that the investigation relates to possible wrongdoing by Kelsey-Hayes Company and others involving certain loans made by Kelsey-Hayes Company’s then parent corporation to Fruehauf Trailer Corporation, the handling of the trailing liabilities of Fruehauf Corporation and actions in connection with the 1996 bankruptcy of Fruehauf Trailer Corporation. Kelsey-Hayes Company became a wholly owned subsidiary of TRW upon TRW’s acquisition of LucasVarity in 1999. The Company is cooperating with the investigation and is unable to predict the outcome of the investigation at this time.

Taking into account established reserves, management believes that the ultimate resolution of each of the foregoing matters will not have a material effect on the Company’s financial condition or results of operations. The resolution of one or more of such matters may have a material effect on cash flow for the period in which such matters are resolved.

SUBSEQUENT EVENTS

The Company amended and restated the revolving credit agreement expiring on January 22, 2002 in a reduced aggregate amount of $1.25 billion with 20 banks establishing a new expiration date of January 21, 2003 with an option to extend the maturity of outstanding borrowings at that time to January 21, 2004. The Company also refinanced $250 million of commercial paper borrowings by entering into a term loan agreement with 10 banks due January 25, 2005. The interest rate under the agreements is either the prime rate or a rate based on LIBOR, at the option of the Company.

56 TRW Inc.

NOTES TO FINANCIAL STATEMENTS

STOCK PRICES AND DIVIDENDS (UNAUDITED)

The book value per common share at December 31, 2001, was $17.25 compared to $21.29 at the end of 2000. The Company’s Directors declared the 254th consecutive quarterly dividend during December 2001. Dividends declared per common share were $1.05 in 2001 and $1.36 in 2000. The following table highlights the closing market prices of the Company’s common and preference stocks and dividends paid for the quarters of 2001 and 2000.

		Price of traded shares				Dividends paid per share

	Quarter	2001		2000		2001	2000

		High	Low	High	Low

Common stock Par value $0.625 per share	1	$40.34	$33.86	$64.13	$39.81	$.35	$.33
	2	44.95	33.48	59.94	43.19	.35	.33
	3	44.35	28.01	52.09	40.31	.35	.33
	4	40.51	30.01	42.00	29.88	.175	.35

Cumulative Serial Preference Stock II	1	288.00	288.00	374.00	374.00	1.10	1.10
$4.40 Convertible Series 1	2	335.00	310.00	490.00	490.00	1.10	1.10
	3	335.00	310.00	400.00	400.00	1.10	1.10
	4	340.00	310.00	288.00	288.00	1.10	1.10

Cumulative Serial Preference Stock II	1	280.00	280.00	455.00	368.00	1.125	1.125
$4.50 Convertible Series 3	2	325.00	285.00	338.00	335.00	1.125	1.125
	3	250.00	210.00	333.00	333.00	1.125	1.125
	4	250.00	210.00	245.75	231.00	1.125	1.125

The $4.40 Convertible Series 1 was not actively traded during the first and third quarters of 2001. The $4.50 Convertible Series 3 was not actively traded during the fourth quarter of 2001. The prices shown for those quarters represent the previous quarters’ actual high and low prices of traded shares.

QUARTERLY FINANCIAL
INFORMATION (UNAUDITED)

	First				Second			Third		Fourth

(In millions except per share data)	2001		2000		2001	2000		2001	2000	2001		2000

	(A	)	(B	)	(C )	(D	)	(E )	(F )	(G	)	(H )
Sales	$4,167		$4,565		$4,276	$4,476		$3,862	$4,053	$4,078		$4,137
Gross profit	601		755		636	780		601	574	461		602
Earnings(loss) before income taxes	73		341		35	315		(116)	50	148		—
Net earnings(loss)	55		209		3	200		(80)	32	90		(3)
Net earnings(loss) per share (I)
Diluted	0.44		1.68		0.02	1.59		(0.65)	0.26	0.72		(0.02)
Basic	0.45		1.71		0.02	1.62		(0.65)	0.26	0.72		(0.02)
Unusual items after income taxes	4		57		(79)	33		(155)	(59)	2		(64)
Unusual items per share diluted	0.03		0.46		(0.63)	0.26		(1.24)	(0.47)	0.02		(0.52)

TRW Inc. 57

NOTES TO FINANCIAL STATEMENTS

(A)	Earnings before income taxes includes a $30 million net gain ($31 million after tax, $0.24 per share) related to asset sales and a $37 million charge ($27 million after tax, $0.21 per share) for restructuring actions.

(B)	Earnings before income taxes includes a $195 million net gain ($126 million after tax, $1.01 per share) related to the sale of assets, primarily shares of RFMD stock and the Nelson Stud Welding and Australian steering businesses, a $65 million charge ($49 million after tax, $0.40 per share) related to warranty, claims and litigation, a $15 million charge ($12 million after tax, $0.09 per share) related to the automotive restructuring program and a $12 million charge ($8 million after tax, $0.06 per share) relating to foreign currency hedges.

(C)	Earnings before income taxes includes a $70 million charge ($58 million after tax, $0.46 per share) related to asset impairments and restructuring actions related to the Company’s investment in Endwave and a $23 million charge ($21 million after tax, $0.17 per share), primarily related to restructuring actions.

(D)	Earnings before income taxes includes a $52 million gain ($34 million after tax, $0.27 per share) related to the net gain on Endwave, a $43 million gain ($28 million after tax, $0.22 per share) from the sale of assets, primarily shares of RFMD stock, a $36 million charge ($23 million after tax, $0.18 per share) related to foreign currency hedges, a $23 million gain ($15 million after tax, $0.12 per share) related to the exchange of Celera stock, a $14 million charge ($9 million after tax, $0.08 per share) related to the automotive restructuring program, and a $12 million charge ($0.09 per share), with no income tax benefit, for the write-off of purchased IPR&D related to Endwave.

(E)	Earnings before income taxes includes a $67 million charge ($46 million after tax, $0.37 per share) related to asset impairment and restructuring actions, a $242 million charge ($157 million after tax, $1.26 per share) related to the write-off of the Company’s investment in Astrolink, a $97 million charge ($63 million after tax, $0.50 per share) for pending and threatened litigation and a $174 million gain ($111 after tax, $0.89 per share) related to the sale of assets, primarily shares of RFMD stock.

(F)	Earnings before income taxes includes a $55 million charge ($36 million after tax, $0.28 per share) related to an asset impairment, a $22 million charge ($14 million after tax, $0.12 per share) related to foreign currency hedges, a $14 million charge ($10 million after tax, $0.08 per share) related to the automotive restructuring program and a $1 million gain ($1 million after tax, $0.01 per share) related to the net gain on Endwave.

(G)	Earnings before income taxes includes a $178 million charge ($125 million after tax, $0.99 per share) related to restructuring and other charges, a $35 million charge ($14 million after tax, $0.12 per share) related to asset impairments, a charge of $17 million ($11 million after tax, $0.08 per share) related to the write-down of technology investments, and a $240 million net gain ($152 million after tax, $1.21 per share) related to the sale of assets, primarily shares of RFMD stock.

(H)	Earnings before income taxes includes a $71 million charge ($51 million after tax, $0.41 per share) related to the automotive restructuring programs and asset impairments, a $40 million charge ($23 million after tax, $0.19 per share) related to warranty claims and litigation, a $26 million charge ($17 million after tax, $0.13 per share) related to a write-down of a technology investment, a $22 million gain ($15 million after tax, $0.11 per share) related to the net gain on Endwave, an $18 million gain ($11 million after tax, $0.09 per share) related to foreign currency hedges and a $2 million gain ($1 million after tax, $0.01 per share) related to the sale of assets.

(I)	As a result of the losses in the third quarter of 2001 and the fourth quarter of 2000, under the provisions of SFAS 128, the diluted calculation excludes convertible preferred stock and employee stock options as this would produce an anti-dilutive effect. In addition, under SFAS 128, the sum of net earnings(loss) per share for the four quarters may not equal the total year amount.

58 TRW Inc.